Exhibit 99.1

NEOGAMES S.A.

SOCIÉTÉ ANONYME
REGISTERED OFFICE: 63-65, RUE DE MERL
L-2146 LUXEMBOURG

R.C.S. LUXEMBOURG: B186309

NOTICE OF LUXEMBOURG SHAREHOLDER MEETING

TO BE HELD ON July 18, 2023

You are cordially invited to attend an extraordinary general meeting of shareholders (the “Luxembourg Shareholder Meeting”) of NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg (“NeoGames,” the “Company,” “we,” “us” or “our”), to be held at the registered office of the Company, 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg (“Luxembourg”), on July 18, 2023, at 3 p.m. Luxembourg time (9 a.m. Eastern time).

At the Luxembourg Shareholder Meeting, you will be asked to consider and vote on the following proposals (the “Luxembourg Meeting Proposals”):

1.
a proposal (the “Continuation Proposal”) to approve, (a) the transfer (by way of continuation) of the Company’s statutory seat, registered office (siège statutaire) and seat of central administration (siège de l’administration centrale)  from Luxembourg to the Cayman Islands and change of its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”), subject to the satisfaction or waiver of certain conditions specified in the Business Combination Agreement (as defined below) and summarized in the section entitled “The Business Combination Agreement—Conditions to the Effectuation of the Continuation” (the “Continuation Conditions”) and effective as of the date of registration specified in the certificate of continuation from the Cayman Registrar (the “Continuation Certificate”) to be issued by the Cayman Registrar upon registration of the continuation of the Company as a Cayman Islands exempted company (the “Continuation Effective Time”), and (b) effective as of the Continuation Effective Time, the following items:

a.	the change of name of the Company from “NeoGames S.A.” to “Neo Group Ltd.”;

b.
the adoption of the memorandum and articles of association in the form attached to the enclosed shareholder circular as Annex C (the “Continuation Articles”) as the Company’s memorandum and articles of association in replacement of the Company’s existing articles of association (the “Existing Articles”); and

c.	the granting of powers to the authorized officers of the Company in order to execute any formalities in relation to the Continuation and to record the satisfaction of the Continuation Conditions;

2.
a proposal (the “BCA Proposal”) to approve (a) the adoption of the Business Combination Agreement attached to the enclosed shareholder circular as Annex A (as it may be amended from time to time, the “Business Combination Agreement”), dated May 15, 2023, by and among Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent”), Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, following the Continuation and subject to receiving the Cayman Shareholder Approval (as defined below), Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company (the “Surviving Company”) and will become a wholly owned indirect subsidiary of Parent (the “Merger”)  and (b) all other transactions and arrangements contemplated by the Business Combination Agreement (together with the Merger, the “Transactions”), including taking all actions and making filings required for the Company to suspend trading of the Company Shares on the Nasdaq Global Market upon the completion of the Continuation and to permanently de-list the Company Shares from the Nasdaq Global Market upon completion of the Merger;

3.
a proposal (the “Statutory Plan of Merger Proposal”) to approve the adoption of the statutory plan of merger attached to the enclosed shareholder circular as Annex B (the “Statutory Plan of Merger”) to be entered into by and between the Company and Merger Sub and filed with the Cayman Registrar following the Continuation and receiving Cayman Shareholder Approval; and

4.
a proposal (the “Waiver Proposal”) to approve, subject to completion of the Continuation, the waiver of any notice requirements under the Continuation Articles or applicable law to calling, holding and convening a shareholder meeting (or any adjournment, reconvening or postponement thereof) of the Company in the Cayman Islands (the “Cayman Shareholder Meeting”) that will be held to approve the Merger, subject to the satisfaction or waiver of the Merger Conditions.

In accordance with Luxembourg law, the matters to be resolved at the Luxembourg Shareholder Meeting shall be recorded in front of a Luxembourg public notary, which will be present at the Luxembourg Shareholder Meeting for this purpose.

If the Merger is completed, you will be entitled to receive $29.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share, without par value, of the Company (each, a “Company Share”) that you own.

Shareholders of record as of the close of business on June 16, 2023 (the “Record Date”), are entitled to notice of the Luxembourg Shareholder Meeting and to vote at the Luxembourg Shareholder Meeting or any adjournment, reconvening, postponement or other delay thereof. You are also entitled to vote at the Luxembourg Shareholder Meeting if you hold Company Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date.

The Board of Directors of the Company (the “Company Board” or the “Board”), after considering the factors to be more fully described in the enclosed shareholder circular, has unanimously (i) determined that the Company’s entry into the Business Combination Agreement and consummation of the Transactions, including the Continuation and the Merger, are fair to, and in the best interests of, the Company and its shareholders; and (ii) authorized, declared advisable and approved in all respects, the Business Combination Agreement, the delivery and performance of the Business Combination Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Business Combination Agreement. The Board unanimously recommends that you vote FOR each of the foregoing Luxembourg Meeting Proposals, which are described in the enclosed shareholder circular.

In considering the recommendation of the Board, you should be aware that certain directors and executive oﬃcers of the Company have interests in the Transactions that are in addition to, or diﬀerent from, any interests they might have as shareholders. See “The Continuation and the Merger—Interests of the Company’s Directors and Executive Oﬃcers in the Merger” beginning on page 62 of the accompanying shareholder circular for more information.

Your vote is very important, regardless of the number of Company Shares that you own. Approval of each of the Continuation Proposal, the BCA Proposal and the Statutory Plan of Merger Proposal requires the affirmative vote of shareholders holding no less than sixty six point seven percent (66.7%) of the Company Shares present or represented at the Luxembourg Shareholder Meeting (or any adjournment, reconvening or postponement thereof), in person, by proxy or by electronic voting and entitled to vote on the Luxembourg Meeting Proposals. Approval of the Waiver Proposal requires the affirmative vote of shareholders holding more than fifty percent (50%) of the Company Shares entitled to vote on such proposal.

The presence (in person, by proxy or by electronic voting) of shareholders holding at least fifty percent (50%) of the Company Shares constitutes a quorum for purposes of holding the Luxembourg Shareholder Meeting and voting on the Luxembourg Meeting Proposals. In the absence of the requisite quorum of shareholders at the Luxembourg Shareholder Meeting, the Luxembourg Shareholder Meeting will be reconvened to the fifteenth day following the initial date of the Luxembourg Shareholder Meeting and will be held at the same time and place, unless otherwise determined at the Luxembourg Shareholder Meeting in accordance with the Existing Articles. At such reconvened meeting, if a quorum is not present as aforesaid, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum.

Approximately five days prior to the Company submitting the required filings with the Cayman Registrar to effectuate the Continuation, the Company intends to notify the Company’s shareholders of a Cayman Shareholder Meeting (the “Cayman Meeting Notice”) and, as promptly as practicable following the Continuation Effective Time, the Company will convene the Cayman Shareholder Meeting to (a) approve the Merger and adopt the Statutory Plan of Merger (the “Cayman Merger Proposal”) and (b) waive any shareholder notice requirements under the Continuation Articles in connection with calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) (the “Cayman Waiver Proposal” and, together with the Cayman Merger Proposal, the “Cayman Meeting Proposals”). The Cayman Meeting Notice will also include a Luxembourg shareholder circular notifying shareholders of a tentative meeting to be held in Luxembourg, only if the Merger is not timely completed following the Continuation Effective Time and the Company initiates a Re-Continuation as further described in this Shareholder Circular, in order to approve the Re-Continuation (the “Luxembourg Re-Continuation Meeting”). Upon completion of the Merger, the Luxembourg Re-Continuation Meeting will be cancelled and will not take place.

The presence (in person or by proxy) or representation of two Company shareholders entitled to vote at the Cayman Shareholder Meeting will constitute a quorum for purposes of holding the Cayman Shareholder Meeting and voting on the Cayman Meeting Proposals. Approval of the Cayman Merger Proposal will require the affirmative vote of shareholders holding not less than sixty-six point seven percent (66.7%) of the Company Shares (as defined below) entitled to vote thereon and present, or represented, in person or by proxy, at the Cayman Shareholder Meeting. Approval of the Cayman Waiver Proposal will require the affirmative vote of shareholders holding more than fifty percent (50%) of the Company Shares entitled to receive the Cayman Meeting Notice and to attend and vote thereat.

Shareholders of record who are unable to attend the Luxembourg Shareholder Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received by the Company’s tabulation agent, Broadridge Financial Solutions (“Broadridge”) by 11:59 p.m. (Eastern time) on July 17, 2023. No postage will be required if your proxy card is mailed in the United States to Broadridge.

If your Company Shares are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your Company Shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Luxembourg Shareholder Meeting (or to appoint a proxy to do so). Your bank, broker or other nominee cannot vote on any of the Luxembourg Meeting Proposals without your instructions.

Enclosed you will find a shareholder circular, along with a separate proxy card. The enclosed shareholder circular provides you with detailed information about the Luxembourg Shareholder Meeting, the Luxembourg Meeting Proposals, the Cayman Shareholder Meeting, and the possibility of a Re-Continuation if the Merger is not completed within the period of time required under the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to the enclosed shareholder circular. We encourage you to read the enclosed shareholder circular and its annexes, including the Business Combination Agreement, carefully and in their entirety, as they contain important information. Please give this material your careful attention. You may also obtain more information about the Company from documents we have filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”). Such documents, together with the enclosed shareholder circular and proxy card, may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at www.neogames.com, or by directing the request to the Company’s registered office at 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg. The contents of the Company’s website are not deemed to be incorporated by reference into this Form 6-K or the enclosed shareholder circular.

This communication is not a substitution for the enclosed shareholder circular or for any other documents that the Company may furnish to the SEC or send to shareholders in connection with the proposed Transactions. Neither the SEC nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

The enclosed shareholder circular is dated June 21, 2023, and, together with the enclosed form of proxy card, is first being mailed to shareholders on or about June 23, 2023.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ENCLOSED SHAREHOLDER CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

By the Order of the Board, John E. Taylor, Jr. Chair of the Board June 21, 2023

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE LUXEMBOURG SHAREHOLDER MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) ELECTRONICALLY OVER THE INTERNET OR BY TELEPHONE; OR (2) BY SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE‑PAID ENVELOPE PROVIDED. YOU MAY REVOKE YOUR PROXY OR CHANGE YOUR VOTE BEFORE THE LUXEMBOURG SHAREHOLDER MEETING.

If you hold your Company Shares in “street name” through a bank, broker or other nominee on the Nasdaq Global Market, you should instruct your bank, broker or other nominee how to vote your Company Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the Luxembourg Meeting Proposals without your instructions.

If you are a shareholder of record, voting in person at the Luxembourg Shareholder Meeting will revoke any proxy that you previously submitted. If you hold your Company Shares through a bank, broker or other nominee, you must obtain a “legal proxy” in order to vote in person at the Luxembourg Shareholder Meeting.

If you fail to (1) timely return your proxy card, (2) timely grant your proxy electronically over the Internet or by telephone or (3) attend the Luxembourg Shareholder Meeting and vote in person, your Company Shares will not be counted for purposes of determining whether a quorum is present at the Luxembourg Shareholder Meeting.

We encourage you to read the accompanying shareholder circular and its annexes, including all documents incorporated by reference into the accompanying shareholder circular, carefully and in their entirety. If you have any questions concerning the Luxembourg Shareholder Meeting, the Luxembourg Meeting Proposals, the Cayman Shareholder Meeting or any matter related to the accompanying shareholder circular, would like additional copies of the accompanying shareholder circular or need help voting your Company Shares, please contact our proxy solicitor (the “Proxy Solicitor”):

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

i

THE BUSINESS COMBINATION AGREEMENT	75
Explanatory Note Regarding the Business Combination Agreement	75
Effects of the Continuation and the Merger; Directors and Officers; Memorandum and Articles of Association	75
The Continuation and the Merger Effective Time	76
The Re-Continuation	77
Exchange and Payment Procedures	78
Representations and Warranties	78
Conduct of Business Pending the Merger	81
Competing Proposals	83
The Board’s Recommendation; Company Board Recommendation Change	85
Employee Benefits Following the Merger Effective Time	86
Efforts to Close the Merger	87
Indemnification and Insurance	87
Conditions to the Effectuation of the Continuation	89
Conditions to the Closing of the Merger	89
Termination of the Business Combination Agreement	90
Other Material Provisions of the Business Combination Agreement	92
Description of Company’s Share Capital as a Cayman Islands Exempted Company	93
Comparison of Luxembourg Shareholder Rights and Cayman Shareholder Rights	99
MARKET PRICES AND DIVIDEND DATA	99
WHERE YOU CAN FIND MORE INFORMATION; INFORMATION INCORPORATED BY REFERENCE	100
MISCELLANEOUS	101
ANNEX A – THE BUSINESS COMBINATION AGREEMENT	A
ANNEX B – STATUTORY PLAN OF MERGER	B
ANNEX C – FORM OF CONTINUATION ARTICLES	C
ANNEX D – SUPPORT AGREEMENT	D
ANNEX E – FAIRNESS OPINION OF STIFEL	E
ANNEX F – REQUIRED CLEARANCES	F
ANNEX G – FORM OF WRITTEN NOTICE OF OBJECTION PURSUANT TO SECTION 238(2) OF THE CAYMAN COMPANIES ACT	G

ii

SUMMARY

This summary highlights selected information from this shareholder circular and may not contain all of the information that is important to you. To understand the Continuation (as defined below) and the Merger (as defined below) more fully and for a more complete description of the legal terms of the Continuation and the Merger, you should carefully read this entire shareholder circular, the annexes to this shareholder circular and the documents that we refer to in this shareholder circular. You may obtain the information incorporated by reference in this shareholder circular without charge by following the instructions under the section of this shareholder circular entitled “Where You Can Find More Information; Information Incorporated By Reference.” We encourage you to read all annexes to this shareholder circular carefully and in their entirety, including the Business Combination Agreement attached as Annex A, which is the legal document that governs the Continuation and the Merger.

Except as otherwise specifically noted in this shareholder circular, “NeoGames,” the “Company,” “we,” “us,” “our” and similar words refer to NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg (société anonyme), or, as context requires, NeoGames as a Cayman Islands exempted company following the Continuation, including, in certain cases, its subsidiaries. Throughout this shareholder circular, we refer to Aristocrat Leisure Limited as “Parent” and Anaxi Investments Limited as “Merger Sub.” In addition, throughout this shareholder circular we refer to the Business Combination Agreement, dated May 15, 2023, by and among the Company, Parent and Merger Sub, as it may be amended from time to time, as the “Business Combination Agreement.” All currency amounts are in U.S. dollars unless otherwise indicated.

Unless indicated otherwise by the context, all references in this shareholder circular to:

•	“ASX” means the Australian Securities Exchange Ltd.;

•	“Board” means the board of Directors of the Company;

•	“Cayman Companies Act” means the Companies Act (as Revised) of the Cayman Islands;

•	“Cayman Registrar” means the Registrar of Companies of the Cayman Islands;

•	“Company Shares” means the Company’s outstanding ordinary shares, without par value, before and after the Continuation or, if applicable, after the Re-Continuation, as the context requires;

•	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

•	“Luxembourg” means the Grand Duchy of Luxembourg;

•	“Luxembourg Company Law” means the Luxembourg Law dated August 10, 1915 on commercial companies, as amended;

•	“Nasdaq” means the Nasdaq Global Market; and

•	“SEC” means the U.S. Securities and Exchange Commission.

Capitalized terms used but not defined in this shareholder circular have the meaning ascribed to them in the Notice of Luxembourg Shareholder Meeting enclosing this shareholder circular.

Parties Involved in the Merger

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. We are a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators, offering our customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games and a range of value-add services. As a global technology and service provider to state lotteries and other lottery operators, we offer a full-service solution that includes all of the elements required for the offering of lottery games via personal computers, smartphones and handheld devices. We also offer an innovative sports betting platform, an advanced content aggregation solution and a complete set of business-to-business gaming technology and managed services.

The Company Shares are listed on Nasdaq under the symbol “NGMS.”

Parent

Parent is a company organized under the laws of Australia. Parent is a leading global gaming, content and technology company and mobile games publisher. Parent offers a diverse range of products and services including electronic gaming machines, casino management systems and free-to-play mobile game across the globe.

Parent’s ordinary shares (“Parent Ordinary Shares”) are listed on ASX under the symbol “ALL.”

Merger Sub

Merger Sub is a Cayman Islands exempted company. Merger Sub is a wholly owned, indirect subsidiary of Parent that was incorporated on May 11, 2023, solely for the purpose of engaging in the Transactions. Merger Sub has not engaged in any business activities other than in connection with the Transactions.

The Continuation and Merger

Subject to obtaining the approval of the Luxembourg Meeting Proposals by shareholders at the Luxembourg Shareholder Meeting (the “Luxembourg Shareholder Approval”) and upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the applicable provisions of the Luxembourg Company Law and the Cayman Companies Act, the Company will (i) transfer (by way of continuation) the Company’s statutory seat, registered office (siege statutaire) and seat of central administration (siege de l’administration centrale) from Luxembourg to the Cayman Islands and change its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company by way of continuation (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”), (ii) de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets), (iii) change its name to “Neo Group Ltd.”, (iv) adopt the Continuation Articles and (v) execute all formalities in relation to the Continuation and record the satisfaction of the Continuation Conditions. At the Continuation Effective Time, all trading of Company Shares on Nasdaq will be suspended and you will not be able to buy, sell or transfer your Company Shares.

Unless otherwise agreed between Parent, Merger Sub and the Company and in accordance with the Business Combination Agreement and the Continuation Articles, as promptly as practicable following the completion of the Continuation, the Company will convene the Cayman Shareholder Meeting and, subject to approval by shareholders of the Company at such meeting (the “Cayman Shareholder Approval”), file jointly with Merger Sub a merger application and all other documentation required to complete the Merger under the Cayman Companies Act with the Cayman Registrar, including the Statutory Plan of Merger. Subject to satisfaction of the Merger Conditions, Merger Sub will merge with and into the Company and the Company will continue as the Surviving Company and as a wholly owned indirect subsidiary of Parent. As a result of the Merger, the Company will cease to be a publicly traded company, all outstanding Company Shares (except for (i) any Company Shares owned by the Company, Parent, Merger Sub or any of the shares of direct or indirect subsidiaries or held in the Company’s treasury (which will, by virtue of the Merger, cease to be outstanding and will be cancelled and will cease to exist immediately prior to the consummation of the Merger, and no Merger Consideration (as defined below) or any other consideration will be delivered in exchange therefor) (the “Excluded Shares”) or (ii) any Company Shares held by dissenting shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) their desire to dissent with respect to such Company Shares (the “Dissenting Shares”)) will be deemed to be cancelled in exchange for the right to receive $29.50 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). Upon the Merger Effective Time, you will no longer own any Company Shares and you will only have the right to receive the Merger Consideration.

For more information regarding the Continuation and the Merger, see the section of this shareholder circular entitled “The Continuation and The Merger.”

The Re-Continuation

Unless otherwise agreed between Parent and the Company, if the Company has completed the Continuation but, together with the Merger Sub, has not filed the Statutory Plan of Merger with the Cayman Registrar within three business days from the Continuation Effective Time (the “Continuation Period”) due to the failure of certain closing conditions contained in the Business Combination Agreement to be satisfied or waived, then the Company shall effectuate the transfer of the Company’s statutory seat, registered office and seat of central administration from the Cayman Islands to Luxembourg in accordance with the Cayman Companies Act and Luxembourg Company Law and will take all actions necessary to (i) unwind the effects of the Continuation and transfer by way of continuation back to Luxembourg from the Cayman Islands as contemplated by the Business Combination Agreement and in accordance with the  Cayman Companies Act and the Luxembourg Company Law, including convening the Luxembourg Re-Continuation Meeting to obtain shareholder approval and (ii) to resume the trading of the Company Shares on Nasdaq (collectively, the “Re-Continuation”). Following the completion of the Re-Continuation, the Company would remain a public company, the Company Shares would continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Company would continue to file periodic reports with the SEC. However, the Company would remain subject to the terms and conditions of the Business Combination Agreement unless terminated in accordance with its terms. For more information regarding the Re-Continuation, see the section of this shareholder circular entitled “The Continuation and The Merger—The Re-Continuation.”

Treatment of Company Equity Awards

Cashed‑Out Company Options

At the Merger Effective Time, each option to purchase Company Shares that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time and that has fully vested in accordance with its terms as of immediately prior to the Merger Effective Time or is scheduled to fully vest within thirty days following the Merger Effective Time in accordance with its terms (each, a “Cashed‑Out Company Option”) will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $29.50 over the applicable per share exercise price for such option, with such amount reduced by any applicable payroll, income or other withholding Taxes (as defined in the Business Combination Agreement), provided that any Cashed-Out Company Option with a per-share exercise price equal to or exceeding $29.50 will be automatically terminated as of the Merger Effective Time. The holder of such Cashed-Out Company Option will then have no further rights with respect to such Cashed-Out Company Option, apart from the cash payment described in this paragraph.

Assumed Company Options

At the Merger Effective Time, each option to purchase Company Shares held by an employee who will be an employee of Parent or any of its subsidiaries following the Merger (each, a “Continuing Employee”) that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time and has neither vested in accordance with its terms and conditions nor is scheduled to fully vest within thirty days following the Merger Effective Time (each, an “Assumed Option”), will be assumed by Parent and converted into a share option, in accordance with the terms of the Company equity plan and/or option agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Assumed Option), covering a number of ordinary shares of Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Merger Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Merger Effective Time, divided by the Exchange Ratio, and rounded up to the nearest whole cent provided that any Assumed Option with a per-share exercise price equal to or exceeding $29.50 will not be assumed by Parent, and will be automatically terminated as of the Merger Effective Time. The options issued by Parent in assumption of the Assumed Options which were originally granted under the trustee capital gains route of Section 102 of the Ordinance, shall be issued under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the Israeli Income Tax Ordinance (New Version) 5721-1961, and all the regulations, rules and orders and any other provisions promulgated thereunder (the “Ordinance”) and shall be issued to or controlled by the trustee nominated by Parent pursuant to Section 102 of the Ordinance, in accordance with the provisions of the Options Tax Ruling or an Interim Options Tax Ruling, as applicable. The holder of such Assumed Option will then have no further rights with respect to such Assumed Option, apart from any rights described in this paragraph. The “Exchange Ratio” means a fraction, the numerator of which is $29.50 multiplied by the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to Australian dollars as reported by Bloomberg L.P. on each of the screen AUD Currency BFIX on each of the five consecutive trading days ending with the trading day that is five business days prior to the Closing Date (as defined in the section of this shareholder circular entitled “The Continuation and the Merger—The Continuation and the Merger Effective Time”) and the denominator of which is equal to the volume weighted average daily ASX closing price for a common share of Parent for the five consecutive trading days ending five business days prior to the Closing Date.

Contractor Company Options

At the Merger Effective Time, each option to purchase Company Shares held by a holder who will not be an employee of Parent or any of its subsidiaries following the Merger, but will continue to provide services to Parent or any of its subsidiaries following the Merger (each, a “Continuing Contractor”), that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time and is not a Cashed‑Out Company Option (each, a “Contractor Option”), will be canceled and converted into the right to receive, subject to a vesting schedule provided in the Business Combination Agreement and to the Continuing Contractor’s continued service with Parent or any of its subsidiaries through the applicable vesting dates, a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $29.50 over the applicable per share exercise price for such option, with such amount reduced by any applicable payroll, income or other withholding Taxes, provided that any Contractor Option with a per-share exercise price equal to or exceeding $29.50 will be automatically terminated as of the Merger Effective Time. The holder of such Contractor Option will then have no further rights with respect to such Contractor Option, apart from the cash payment described in this paragraph.

Cashed‑Out Company RSUs

At the Merger Effective Time each Company restricted share unit award (each, a “Company RSU”) that is outstanding immediately prior to the Merger Effective Time and that has fully vested immediately prior to the Merger Effective Time, or is scheduled to fully vest within thirty days following the Merger Effective Time in accordance with its terms (each, a “Cashed‑Out Company RSU”), will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) $29.50, with such amount reduced by any applicable payroll, income or other withholding Taxes. The holder of such Cashed-Out Company RSU will then have no further rights with respect to such Cashed-Out Company RSU, apart from the cash payment described in this paragraph.

Assumed Company RSUs

At the Merger Effective Time, each Company RSU held by a Continuing Employee that is outstanding immediately prior to the Merger Effective Time and is not a Cashed‑Out Company RSU (each, an “Assumed RSU”), will be assumed by Parent and converted in accordance with the terms of the Company equity plan and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Assumed RSU), into a restricted share unit of Parent, covering a number of ordinary shares of Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed RSU immediately prior to the Merger Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share. The restricted share units issued by Parent in assumption of the Assumed RSUs which were originally granted under the trustee capital gains route of Section 102 of the Ordinance, shall be issued under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the Ordinance and shall be issued to or controlled by the trustee nominated by Parent pursuant to Section 102 of the Ordinance and shall be subject to the provisions of the Options Tax Ruling or Interim Options Tax Ruling (as applicable). The holder of such Assumed RSU will then have no further rights with respect to such Assumed RSU, apart from any rights described in this paragraph.

Contractor Company RSUs

At the Merger Effective Time, each Company RSU held by a Continuing Contractor, that is outstanding immediately prior to the Merger Effective Time and is not a Cashed‑Out Company RSU (each, a “Contractor RSU”), will be canceled and converted into the right to receive, at the same time as such Contractor RSU would have vested pursuant to the terms of the applicable Company equity plan and/or award agreement by which it is evidenced (including any vesting acceleration), and subject to the Continuing Contractor’s continued service with Parent or any of its subsidiaries through the applicable vesting dates, a cash amount equal to the product of (x) the number of Company RSUs subject to such option, multiplied by (y) $29.50, with such amount reduced by any applicable payroll, income or other withholding Taxes. The holder of such Contractor RSU will then have no further rights with respect to such Contractor RSU, apart from the cash payment described in this paragraph.

For a more complete description of the treatment of Company equity awards, see the section of this shareholder circular entitled “The Business Combination Agreement—Treatment of Company Equity Awards.”

The Luxembourg Shareholder Meeting

Date, Time and Place

The Luxembourg Shareholder Meeting will be held at the registered office of the Company, 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, on July 18, 2023, at 3 p.m. (Luxembourg time) (9 a.m. Eastern time).

In accordance with the Luxembourg Company Law, the matters to be resolved at the Luxembourg Shareholder Meeting shall be recorded in front of a Luxembourg public notary, which will be present at the Luxembourg Shareholder Meeting for this purpose.

Record Date; Shares Entitled to Vote

You are entitled to vote at the Luxembourg Shareholder Meeting if you own Company Shares at the close of business on June 16, 2023 (the “Record Date”). You will have one vote at the Luxembourg Shareholder Meeting for each Company Share that you owned at the close of business on the Record Date.

Purpose

At the Luxembourg Shareholder Meeting, you will be asked to consider and vote on the following Luxembourg Meeting Proposals:

(1)	the Continuation Proposal

(2)	the BCA Proposal

(3)	the Statutory Plan of Merger Proposal; and

(4)	the Waiver Proposal

Quorum and Required Vote—The Luxembourg Meeting Proposals

Approval of each of the Continuation Proposal the BCA Proposal and the Statutory Plan of Merger Proposal requires the affirmative vote of shareholders holding no less than sixty-six point seven percent (66.7%) of the Company Shares present or represented at the Luxembourg Shareholder Meeting (or any adjournment, reconvening or postponement thereof), in person, by proxy or by electronic voting and entitled to vote on the Luxembourg Meeting Proposals. Approval of the Waiver Proposal requires the affirmative vote of shareholders holding more than fifty percent (50%) of the Company Shares entitled to vote on such proposal. The presence (in person, by proxy or by electronic voting) of shareholders holding at least fifty percent (50%) of the Company Shares constitutes a quorum for purposes of holding the Luxembourg Shareholder Meeting and voting on the Luxembourg Meeting Proposals. In the absence of the requisite quorum of shareholders at the Luxembourg Shareholder Meeting, the Luxembourg Shareholder Meeting will be reconvened to the fifteenth day following the initial date of the Luxembourg Shareholder Meeting and will be held at the same time and place, unless otherwise determined at the Luxembourg Shareholder Meeting in accordance with the Existing Articles. At such reconvened meeting, if a quorum is not present as aforesaid, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum.

Quorum and Required Vote—The Cayman Proposals

As promptly as practicable following the completion of the Continuation, the Company will convene the Cayman Shareholder Meeting to (a) approve the Merger and adopt the Statutory Plan of Merger (the “Cayman Merger Proposal”) and (b) waive any shareholder notice requirements under the Continuation Articles in connection with calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) (the “Cayman Waiver Proposal” and, together with the Cayman Merger Proposal, the “Cayman Meeting Proposals”).  The presence (in person or by proxy) or representation of two Company shareholders entitled to vote at the Cayman Shareholder Meeting will constitute a quorum for purposes of holding the Cayman Shareholder Meeting and voting on the Cayman Meeting Proposals. Approval of the Cayman Merger Proposal will require the affirmative vote of shareholders holding no less than sixty-six-point seven percent (66.7%) of the Company Shares (as defined below) entitled to vote thereon and present, or represented, in person or by proxy, at the meeting. Approval of the Cayman Waiver Proposal will require the affirmative vote of shareholders holding more than fifty percent (50%) of the Company Shares entitled to receive notice of the Cayman Shareholder Meeting and to attend and to vote on the Cayman Waiver Proposal.

Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain of the Company’s shareholders holding approximately 61% of the Company Shares then outstanding (each a “Significant Shareholder” and together, the “Significant Shareholders”) entered into a support agreement with Parent attached to this shareholder circular as Annex D (the “Support Agreement”) have irrevocably agreed, among other things, to (a) certain restrictions on the transfer of the Company Shares owned by such Significant Shareholders, (b) vote all of the Company Shares owned by such Significant Shareholders at any meeting of the shareholders of the Company in favor of, and otherwise support the Transactions, including (i) the approval and adoption of the Business Combination Agreement, the Continuation Articles, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, (ii) the approval of waiving any shareholder notice requirements under the Continuation Articles or any law applicable to calling, holding and convening the meeting of the shareholders of the Company to be held in the Cayman Islands following the Continuation (or any adjournment, reconvening or postponement thereof) and (iii) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.,” (c) unconditionally and irrevocably grant to Parent and up to two of Parent’s designated representatives as each Significant Shareholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Significant Shareholder to vote or cause to be voted (including by proxy or written consent, if applicable) all of the Company Shares owned by such Significant Shareholders in accordance and consistent with the Support Agreement, with respect to the matters specified above and (d) avoid taking certain actions adverse to the Transactions.

Share Ownership of Our Directors and Executive Officers

As of June 16, 2023, each of Barak Matalon, Aharon Aran and Oded Gottfried beneficially owned approximately 28.8% of the Company Shares, 7.2% of the Company Shares and 1.8% of the Company Shares, respectively, and no other director or executive officer, individually or in the aggregate, beneficially owned one percent or more of the Company Shares. Our directors and executive officers have informed us that they currently intend to vote (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Statutory Plan of Merger Proposal; and (4) “FOR” the Waiver Proposal.

Voting and Proxies

Any shareholder of record entitled to vote may submit a proxy by returning a signed proxy card by mail in the accompanying prepaid reply envelope to be received by the Company’s tabulation agent, Broadridge, by 11:59 p.m. (Eastern time) on July 17, 2023,  or by granting a proxy electronically over the Internet or by telephone to be received no later than 11:59 p.m. (Eastern time) on July 17, 2023, or may vote in person by appearing at the Luxembourg Shareholder Meeting.

If you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other nominee on Nasdaq, you should instruct your bank, broker or other nominee of how you wish to vote your Company Shares using the instructions provided by your bank, broker or other nominee. You may also vote in person at the Luxembourg Shareholder Meeting if you obtain a “legal proxy” from your bank, broker or other nominee. Under applicable stock exchange rules, such banks, brokers or other nominees have the discretion to vote on routine matters. The Luxembourg Meeting Proposals are non‑routine matters, and such banks, brokers and other nominees cannot vote on these proposals without your instructions at the Luxembourg Shareholder Meeting. Therefore, it is important that you cast your vote or instruct your bank, broker or nominee on how you wish to vote your Company Shares.

You may change your vote or revoke your proxy prior to the Luxembourg Shareholder Meeting. If you are a shareholder of record, you may change your vote or revoke your proxy before the Luxembourg Shareholder Meeting by (1) delivering a written notice of revocation to the Company’s corporate secretary; (2) delivering a duly executed proxy card to the Company’s corporate secretary bearing a later date than the proxy being revoked;  (3) submitting a proxy electronically or over the Internet or by telephone (only your last telephone or internet proxy will be counted); or (4) attending the Luxembourg Shareholder Meeting in person and withdrawing your proxy or changing your vote. Only the change of vote and revocations of proxy received before 11:59 pm, Eastern time on July 17, 2023 shall be counted and taken into account in order to ensure that your later proxy is received in time for the Luxembourg Shareholder Meeting. Attendance alone at the Luxembourg Shareholder Meeting will not revoke a proxy. The address of the registered office for purposes of revoking your proxy pursuant to clauses (1) and (2) in the second preceding sentence is 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg. If you wish to change your vote by mail, you should contact our Proxy Solicitor, at the address set forth below and request a new proxy card or voting instruction form.

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. In most instances this can be done over the phone or internet.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve each of the Luxembourg Meeting Proposals, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that the Company’s shareholders vote in favor of each of the Luxembourg Meeting Proposals. These interests generally include, among others, the rights to accelerated vesting of equity awards, continued employment with the Surviving Company, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Business Combination Agreement, as described in more detail under the section of this shareholder circular entitled “The Continuation and the Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Market Price Information

The Company Shares are listed on Nasdaq under the trading symbol “NGMS.” The closing sale price of the Company Shares on Nasdaq on May 12, 2023, the last trading day prior to the execution of the Business Combination Agreement, was $12.84 per share, compared to which the Merger Consideration represents a premium of approximately 130%. The volume-weighted average sale price on Nasdaq during the 90-day period ended May 12, 2023 was $14.45 per share, representing a premium of approximately 104%. On June 16, 2023, the latest trading day before the date of this shareholder circular, the closing price per share of the Company Shares on Nasdaq was $27.39.

Recommendation of the Board

The Board, after considering various factors described under the section of this shareholder circular entitled “The Continuation and the Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Company’s entry into the Business Combination Agreement and the consummation of the Transactions, including the Continuation and the Merger, are fair to, and in the best interests of, the Company and its shareholders and (ii) authorized, declared advisable and approved in all respects, the Business Combination Agreement, the delivery and performance of the Business Combination Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Business Combination Agreement. The Board unanimously recommends that you vote (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Statutory Plan of Merger Proposal; and (4) “FOR” the Waiver Proposal.

Fairness Opinion of Stifel

Pursuant to an engagement letter dated February 6, 2023, the Company retained Stifel, Nicolaus & Company, Incorporated (“Stifel”) as its financial advisor in connection with the proposed Merger.

At a meeting of the Board held on May 14, 2023 to evaluate and approve the Continuation, the Merger and the other Transactions, Stifel rendered its oral opinion to the Board, confirmed by the delivery of a written opinion dated May 14, 2023, addressed to the Board to the effect that, as of the date of such opinion and subject to the qualifications, assumptions, exceptions and limitations set forth therein, the Merger Consideration to be received by holders of Company Shares (excluding Excluded Shares and Dissenting Shares) from Parent in the Merger pursuant to the Business Combination Agreement was fair to such holders, from a financial point of view.

The Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering Stifel’s opinion. In selecting Stifel, the Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the gaming sector and in providing strategic advisory services in general, and Stifel’s familiarity with the Company and its business. Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The full text of Stifel’s opinion is attached to this shareholder circular as Annex E and is incorporated herein by reference. The summary of Stifel’s opinion contained in this shareholder circular is qualified in its entirety by reference to the full text of Stifel’s opinion. The Company’s shareholders are encouraged to read Stifel’s opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered, limits of the review undertaken by Stifel, and qualifications contained in Stifel’s opinion.

For more information, see the section of this shareholder circular entitled “The Continuation and the Merger—Fairness Opinion of Stifel.”

Business Combination Agreement

Conditions to the Effectuation of the Continuation and to the Closing of the Merger

There are various conditions that must be satisfied in order for the Continuation to be effectuated and for the Merger to be completed. For a detailed summary of such conditions, see the sections of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Effectuation of the Continuation” and “The Business Combination Agreement—Conditions to the Closing of the Merger.”

Non‑Solicitation; Competing Proposals; Change of Recommendation

Pursuant to the terms of the Business Combination Agreement, the Company is subject to customary restrictions on its ability to solicit Acquisition Proposals (as defined in the section of this shareholder circular entitled “The Business Combination Agreement—Competing Proposals”) from third parties and to provide information to, and enter into discussions or negotiations with, third parties regarding Acquisition Proposals.

However, prior to obtaining the Luxembourg Shareholder Approval, the solicitation restrictions are subject to a customary “fiduciary‑out” provision that allows the Company, in response to its receipt of an unsolicited bona fide Acquisition Proposal, to provide information to and participate in negotiations or discussions with third parties with respect to an Acquisition Proposal if the Company determines in good faith, after consultation with its outside legal counsel and financial advisor, that the Acquisition Proposal constitutes or would reasonably be likely to lead to a Superior Proposal (as defined in the section of this shareholder circular entitled “The Business Combination Agreement—Competing Proposals”) and that failure to take action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under Luxembourg Company Law and the Company receives or has already received an Acceptable Confidentiality Agreement (as defined in the Business Combination Agreement).

In addition, at any time prior to obtaining the Luxembourg Shareholder Approval, in response to its receipt of an unsolicited bona fide Acquisition Proposal, the Board may change its recommendation that the holders of Company Shares approve the Luxembourg Meeting Proposals; however, at least four business days prior to taking these actions, the Company must provide Parent with written notice of such determination for the purpose of engaging in discussions and negotiations with the Company, and the Company is obligated to consider in good faith any proposals made by Parent, in order to amend the Business Combination Agreement such that the Acquisition Proposal no longer constitutes a Superior Proposal.

Also, at any time prior to obtaining the Luxembourg Shareholder Approval, the Board may change its recommendation that the holders of Company Shares approve the Luxembourg Meeting Proposals for a reason unrelated to an Acquisition Proposal if it determines in good faith (after consultation with its outside legal counsel and financial advisor) that, in light of the occurrence of certain intervening events, the failure to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under Luxembourg Company Law, provided that the Company gives Parent written notice of such determination and a four business day period from Parent’s receipt of such notice for the purpose of engaging in discussions and negotiations with the Company so as to avoid such recommendation change.

However, a change of the Board’s recommendation does not provide the Company with the right to terminate the Business Combination Agreement and does not affect the Company’s obligations under the Business Combination Agreement to convene the Luxembourg Shareholder Meeting and seek the Luxembourg Shareholder Approval. Furthermore, a change of the Board’s recommendation does not provide the Significant Shareholders with the right to terminate the Support Agreement and Parent would retain its power of attorney to vote the Company Shares held by the Significant Shareholders in accordance with its terms.

Financing of the Merger

The Company anticipates that the total amount of funds necessary to complete the Merger and the Transactions will be approximately $1.2 billion. Parent is able to fund the acquisition through cash on hand, and Parent has represented to the Company that it will have sufficient funds to pay all cash amounts required to be paid by Parent under the Business Combination Agreement at the Merger Effective Time. This amount includes funds needed to (i) pay the Company’s shareholders the amounts due under the Business Combination Agreement, (ii) make payments in respect of certain of the Company’s outstanding equity‑based awards pursuant to the Business Combination Agreement in exchange for cancellation of such awards and (iii) pay certain outstanding debt of the Company.

For more information, see the section of this shareholder circular entitled “The Continuation and the Merger—Financing of the Merger.”

Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger

The Continuation may, at the level of Luxembourg resident and non-resident holders of Company Shares, constitute a taxable transaction to holders of Company Shares for Luxembourg tax purposes. Further, the receipt of the Merger Consideration in exchange for Company Shares may constitute a taxable transaction to Luxembourg resident holders of Company Shares for tax purposes. For a discussion of material U.S. federal and Luxembourg income tax consequences and Israeli tax consequences of the Continuation and the Merger, please see the section of this shareholder circular entitled “The Continuation and the Merger—Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger—Material U.S. Federal Income Tax Consequences.”

Holders of Company Shares should consult their own tax advisors concerning the tax consequences relating to the Continuation and the Merger in light of their particular circumstances.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

In considering the various Continuation Conditions and Merger Conditions, the Company specifically considered the various regulatory filings and approvals and other consents that would be necessary to complete the Continuation and the Merger, including receipt of the regulatory approvals, or expiration or termination of waiting periods related thereto, in connection with antitrust regulation in the United States, Germany, North Macedonia, Turkey and the United Kingdom, foreign direct investment regulation in Malta and lottery and gaming regulation in various jurisdictions, all as disclosed in Annex F to this shareholder circular. The Company and Parent may determine that additional consents that are not listed on Annex F are required or advisable. The Company and Parent have agreed to cooperate with each other and use, and cause their respective subsidiaries and affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under the Business Combination Agreement and applicable laws to obtain all required regulatory approvals. For further details regarding the regulatory approvals required for the Continuation and Merger, please refer to the section of this shareholder circular entitled “The Continuation and the Merger—Regulatory Approvals Required for the Continuation and the Merger and Other Regulatory Filings.”

Appraisal Rights

No appraisal rights exist under the Luxembourg Company Law. The appraisal rights described in the immediately following paragraph apply and exist only after the Continuation and in connection with the Merger.

Company Shares that are outstanding following the Continuation Effective Time and immediately prior to the Merger Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) their desire to dissent with respect to such Company Shares shall not be converted into or represent the right to receive the Merger Consideration attributable to such shares. Such shareholders shall be entitled to receive payment of the fair value of such shares held by them in accordance with the Cayman Companies Act. For further details regarding appraisal rights and how you can appoint the Board to timely submit your objection, please refer to the section of this shareholder circular entitled “The Continuation and the Merger—Appraisal Rights.”

QUESTIONS AND ANSWERS

The following questions and answers address some commonly asked questions regarding the Business Combination Agreement, the Continuation, the Merger, the Re-Continuation (if applicable) and all other Transactions to be voted on at the Luxembourg Shareholder Meeting. These questions and answers may not address all questions that are important to you. We encourage you to carefully read the more detailed information contained elsewhere in this shareholder circular, the annexes to this shareholder circular and the documents we refer to in this shareholder circular. You may obtain the information incorporated by reference in this shareholder circular without charge by following the instructions under the section in this shareholder circular entitled “Where You Can Find More Information; Information Incorporated By Reference.”

Q:	Why am I receiving these materials?

A:
You are receiving this shareholder circular from us because you were a shareholder of the Company of record at the close of business on June 16, 2023. You are entitled to attend the Luxembourg Shareholder Meeting and are entitled to vote on the items of business described in this shareholder circular if you own Company Shares at the close of business on the Record Date. Your vote is very important, and we encourage you to vote by proxy or voting instruction form as soon as possible.

As of June 16, 2023, there were 33,631,893 Company Shares outstanding. The Company Shares are our only class of voting stock.

Q:	What am I being asked to vote on at the Luxembourg Shareholder Meeting?

A:	You are being asked to vote on the following proposals:

(1)	the Continuation Proposal

(2)	the BCA Proposal

(3)	the Statutory Plan of Merger Proposal; and

(4)	the Waiver Proposal

Q:	What happens if additional matters are presented at the Luxembourg Shareholder Meeting?

A:
The only items of business that the Board intends to present at the Luxembourg Shareholder Meeting are the Luxembourg Meeting Proposals set forth in this shareholder circular. No shareholder has advised us of the intent to present any other matter, and we are not aware of any other matters to be presented at the meeting. If any other matter or matters are brought before the meeting in accordance with the provisions of the Existing Articles and the Luxembourg Company Law, the person(s) named as your proxyholder(s), if any, will have the discretion to vote your Company Shares on such matters in accordance with their best judgment and as they deem advisable.

The chair of the Board shall preside as chair of the Luxembourg Shareholder Meeting. If at such meeting the chair of the Board shall not be present within 15 minutes of the time fixed for the commencement of the meeting, the directors present may, by a majority, elect a chair from amongst them, and if they do not do so, then the shareholders present in person or by proxy shall elect another shareholder to preside as chair of the Luxembourg Shareholder Meeting.

Q:	When and where is the Luxembourg Shareholder Meeting?

A:
The Luxembourg Shareholder Meeting will take place on July 18, 2023, at 3 p.m. (Luxembourg time) (9 a.m. Eastern time), at the registered office of the Company 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg.

Q:	Who is entitled to vote at the Luxembourg Shareholder Meeting?

A:
Shareholders as of the Record Date are entitled to notice of the Luxembourg Shareholder Meeting and to vote at the Luxembourg Shareholder Meeting. Each holder of Company Shares is entitled to cast one vote on each matter properly brought before the Luxembourg Shareholder Meeting for each Company Share owned as of the Record Date.

Q:	What shares can I vote at the Luxembourg Shareholder Meeting?

A:
You may vote all of the Company Shares you owned as of the Record Date, including Company Shares held directly in your name as the shareholder of record and all Company Shares held for you in “street name” as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	How many votes do I have?

A:	Each Company shareholder of record is entitled to one vote for each Company Share held of record by the shareholder as of the close of business on the Record Date.

Q:	If I purchased my Company Shares after the Record Date, may I vote these shares at the Luxembourg Shareholder Meeting?

A:
No. A shareholder is not entitled to vote Company Shares purchased after the Record Date because the shareholder was not the holder of record of those Company Shares on the Record Date. Only the holders as of the Record Date may vote Company Shares. However, such shareholder’s Company Shares will be automatically converted into and represent the right to receive the Merger Consideration upon completion of the Merger, unless the record holder of those Company Shares following the Continuation validly dissent and exercise their appraisal rights. For more information regarding appraisal rights, see the section of this shareholder circular entitled “The Continuation and the Merger—Appraisal Rights”).

Q:	How may I vote?

A:
Shareholders of Record: If you are a shareholder of record, you can vote either in person at the Luxembourg Shareholder Meeting or by authorizing another person as your proxy, whether or not you attend the Luxembourg Shareholder Meeting. You may vote by proxy to be received in any case no later than 11:59 p.m. (Eastern time) on July 17, 2023 in any of the manners below:

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided to be received by the Company’s tabulation agent, Broadridge, by 11:59 p.m. (Eastern time) on July 17, 2023. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity.

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card or voting instruction form and following the prompts.

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card or voting instruction form and submitting a proxy by following the on-screen prompts.

Beneficial Owners on Nasdaq: If you hold your shares in “street name” through a broker, bank or other nominee on Nasdaq, please vote in accordance with the instructions on the nominee’s voting instruction form. If you receive a physical voting instruction form, you may complete it and mail it in the self-addressed envelope that is enclosed. If you received an email copy of the voting instruction form, or if you otherwise desire to submit voting instructions by telephone or over the Internet, please follow the directions that you received. The deadline for receipt of your voting instructions will be 11:59 p.m. (Eastern time) on July 17, 2023. Alternatively, if you wish to attend the Luxembourg Shareholder Meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Company Shares, giving you the right to vote the shares at the Luxembourg Shareholder Meeting. In that case, you must also bring a statement from your bank, broker or other nominee that shows that you owned Company Shares as of the Record Date.

Q:	What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A:
If you vote by proxy, your Company Shares will be voted at the Luxembourg Shareholder Meeting in the manner you indicate (by marking a box on your proxy card). If your Company Shares are held in your name (and not in “street name” through a broker) and if you sign your proxy card, but do not specify how you want your Company Shares to be voted, they will be counted as present for the purpose of determining the presence or absence of a quorum for the Luxembourg Shareholder Meeting, but they will not be counted in tabulating the voting result for any particular proposal.

Under the rules that govern brokers, banks and other nominees that have record ownership of Company Shares on Nasdaq that are held in street name for their clients, brokers, banks and other nominees typically have the discretion to vote such shares on routine matters even when they have not received instructions from beneficial holders. The Luxembourg Meeting Proposals are considered non‑routine matters on which brokers do not have discretion to vote. Accordingly, if you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other nominee on Nasdaq and return your voting instruction form but do not specify voting instructions for any of the Luxembourg Meeting Proposals, your bank, broker or other nominee will not be permitted to cast a vote with respect to such proposal (commonly referred to as a “broker non-vote”). We encourage you to provide instructions to your broker regarding the voting of your Company Shares; otherwise, if you do not provide instructions to your broker, bank or other nominee regarding how to vote your Company Shares, then your Company Shares will be included in determining the presence of a quorum at the meeting, but will not be voted on these important proposals.

Q:	If any broker, bank or other nominee holds my shares in “street name,” will my nominee vote my shares for me?

A:
No. Your bank, broker or other nominee is not permitted to vote your Company Shares on any proposal currently scheduled to be considered at the Luxembourg Shareholder Meeting unless you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote your Company Shares. Without instructions, your Company Shares will not be counted as voted at the Luxembourg Shareholder Meeting.

Q:	How are “broker non‑votes” counted?

A:
Broker non‑votes will be counted as present for the purpose of determining the presence or absence of a quorum for the Luxembourg Shareholder Meeting, but they will not be counted in tabulating the voting result for the Luxembourg Meeting Proposals.

Q:	How are abstentions counted?

A:
If you return a proxy card that indicates an abstention from voting on all matters, the Company Shares represented by your proxy will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will not be counted in tabulating the voting result for any particular proposal.

Q:	May I attend the Luxembourg Shareholder Meeting and vote in person?

A:
Yes. All registered shareholders of record as of the Record Date may attend the Luxembourg Shareholder Meeting and vote in person. To be admitted to the Luxembourg Shareholder Meeting, you will need a form of photo identification. You will be admitted to the Luxembourg Shareholder Meeting only if we are able to verify your status as a registered shareholder by checking your name against the list of registered shareholders on the Record Date.

Even if you plan to attend the Luxembourg Shareholder Meeting in person, to ensure that your Company Shares will be represented at the Luxembourg Shareholder Meeting, we encourage you to sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the Internet or by telephone.

If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, you should instruct your bank, broker or other nominee how to vote your Company Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the Proposals without your instructions. If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, you may not vote your Company Shares in person at the Luxembourg Shareholder Meeting unless you obtain a “legal proxy” from your bank, broker or other nominee, a statement, letter or certificate from such bank, broker or nominee evidencing your ownership of Company Shares as of the Record Date and provide a form of photo identification.

Q:	What is the proposed Merger and what effects will it have on the Company?

A:
The proposed Merger is the acquisition of the Company by Parent. Following the Continuation, if the Cayman Merger Proposal is approved by shareholders at the Cayman Shareholder Meeting and the Merger Conditions have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company. As a result of the Merger, the Company will become a wholly owned, indirect subsidiary of Parent, and the Company Shares will no longer be publicly traded and will be delisted from Nasdaq. In addition, the Company Shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC.

Q:	Will I be able to trade, sell or otherwise transfer my shares following the Continuation?

A:
No. Following the Continuation, unless a Re-Continuation has occurred, the Company will not permit any transfers on the register of members of the Company and trading of Company Shares on Nasdaq will be suspended. Upon completion of the Merger, the Company will permanently de-list the Company Shares from Nasdaq.

Q:	What will I receive if the Merger is completed?

A:
Upon completion of the Merger, you will be entitled to receive the Merger Consideration for each Company Share that you owned immediately prior to the Merger Effective Time. For example, if you owned 100 Company Shares immediately prior to the Merger Effective Time, you will receive $2,950.00 in cash in exchange for your Company Shares, less any applicable withholding taxes.

Q:	How does the Merger Consideration compare to the unaffected market price of the Company Shares?

A:
The $29.50 per share Merger Consideration (before any applicable withholding taxes) constitutes a premium of approximately 130% to the per share closing price of the Company Shares on Nasdaq on May 12, 2023, the last trading day prior to the execution of the Business Combination Agreement. The volume-weighted average sale price on Nasdaq during the 90-day period ended May 12, 2023 was $14.45 per share, representing a premium of approximately 104%. On June 16, 2023, the closing price of the Company Shares on Nasdaq was $27.39.

Q:	What do I need to do now?

A:
We encourage you to read this shareholder circular, the annexes to this shareholder circular and the documents that we refer to in this shareholder circular carefully and consider how the Continuation and the Merger affect you. Then sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope, or grant your proxy electronically over the Internet or by telephone so that your Company Shares can be voted at the Luxembourg Shareholder Meeting. If you hold your Company Shares in “street name,” please refer to the voting instruction forms provided by your bank, broker or other nominee to vote your Company Shares.

Q:	What happens if I sell or otherwise transfer my Company Shares after the Record Date but before the Luxembourg Shareholder Meeting?

A:	The Record Date for the Luxembourg Shareholder Meeting is earlier than the date of the Luxembourg Shareholder Meeting and the date on which the Merger is expected to be completed.

If you sell or transfer your Company Shares after the Record Date but before the Luxembourg Shareholder Meeting, you will retain your right to vote those shares as the Luxembourg Shareholder Meeting, but you will transfer the right to receive the Merger Consideration, if the Merger is completed, to the person to whom you sell or transfer your Company Shares. Even if you sell or otherwise transfer your Company Shares after the Record Date, we encourage you to sign, date and return the enclosed proxy card in the accompanying reply envelope, or grant your proxy electronically over the Internet or by telephone.

Q:	How does the Board recommend that I vote?

A:
The Board, after considering the various factors described under the section of this shareholder circular entitled “The Continuation and the Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Company’s entry into the Business Combination Agreement and consummation of the Transactions, including the Continuation and the Merger, are fair to, and in the best interests of, the Company and its shareholders; and (ii) authorized, declared advisable and approved in all respects, the Business Combination Agreement, the delivery and performance of the Business Combination Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Business Combination Agreement. The Board unanimously recommends that you vote (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Waiver Proposal; and (4) “FOR” the Statutory Plan of Merger Proposal.

In considering the recommendation of the Board, you should be aware that certain directors and executive oﬃcers of the Company have interests in the Transactions that are in addition to, or diﬀerent from, any interests they might have as shareholders. See “The Continuation and the Merger—Interests of the Company’s Directors and Executive Oﬃcers in the Merger” beginning on page 62 of this shareholder circular for more information.

Q:	What happens if the Continuation Proposal is not approved or the Continuation is not completed?

A:
If the Continuation Proposal is not approved or the Continuation is not completed and the Business Combination Agreement is terminated, shareholders will not receive any Merger Consideration for their Company Shares. Instead, the Company will remain a public company, the Company Shares will continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC.

Q:	What happens if the Continuation is completed but the Merger is not completed?

A:
If the Continuation is completed and the Continuation Period begins, trading of Company Shares on Nasdaq will be suspended, and you will not be able to transfer or sell your shares during the Continuation Period. If the Merger is not completed by the end of the Continuation Period, the Company will take all actions to effect the Re-Continuation and unwind the effects of the Continuation, including convening the Luxembourg Re-Continuation Meeting to obtain shareholder approval, and to resume trading of the Company Shares on Nasdaq. In such a scenario, following the completion of the Re-Continuation and subject to the approval by Nasdaq, the Company would remain a public company, the Company Shares would resume their trading on Nasdaq and their registration under the Exchange Act, and the Company would continue to file periodic reports with the SEC. However, Parent, Merger Sub and Company would remain subject to the terms and conditions of the Business Combination Agreement unless it is terminated in accordance with its terms.

The Company will be required to pay a termination fee to Parent of approximately $40.4 million if the Business Combination Agreement is terminated under certain circumstances specified therein. For more details see the section of this shareholder circular entitled “The Business Combination Agreement—Company Termination Fee.”

Q:	What vote is required to approve the Luxembourg Meeting Proposals?

A:
Approval of each of the BCA Proposal, the Continuation Proposal and the Statutory Plan of Merger Proposal requires the affirmative vote of shareholders holding no less than sixty-six point seven percent (66.7%) of the Company Shares present or represented at the Luxembourg Shareholder Meeting (or any adjournment, reconvening or postponement thereof), in person, by proxy or by electronic voting and entitled to vote on the Luxembourg Meeting Proposals. Approval of the Waiver Proposal requires the affirmative vote of shareholders holding a majority of more than fifty percent (50%) of the Company Shares entitled to vote on such proposal.

You may vote either “FOR” or “against” each of the Luxembourg Meeting Proposals, or you may abstain.

Q:	How does the Support Agreement impact the vote for the Luxembourg Meeting Proposals?

You should be aware that, concurrently with the execution of the Business Combination Agreement, the Significant Shareholders entered into the Support Agreement, pursuant to which the Significant Shareholders have agreed, among other things, to vote in favor of and support the approval and adoption of the Business Combination Agreement, the Continuation Articles, the Statutory Plan of Merger and the Transactions, including the Continuation, the Merger itself and the Re-Continuation (if necessary upon failure of the Merger). The Support Agreement includes a power of attorney in favor of Parent to vote the shares held by the Significant Shareholders in accordance with its terms. Approximately 61% of Company Shares are subject to the Support Agreement.

Q:	How many shares must be present or represented to conduct business at the Luxembourg Shareholder Meeting (that is, what constitutes a quorum)?

A:
The presence (in person, by proxy or by electronic voting) of shareholders holding at least fifty percent (50%) of the Company Shares constitutes a quorum for purposes of holding the Luxembourg Shareholder Meeting and voting on the Luxembourg Meeting Proposals.

Q:	What happens if a quorum is not present?

A:
In the absence of the requisite quorum of shareholders at the Luxembourg Shareholder Meeting, the Luxembourg Shareholder Meeting will be reconvened to the fifteenth day following the initial date of the Luxembourg Shareholder Meeting and will be held at the same time and place, unless otherwise determined at the Luxembourg Shareholder Meeting in accordance with the Existing Articles. At such reconvened meeting, if a quorum is not present as aforesaid, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum. Under the terms of the Business Combination Agreement, the Luxembourg Shareholder Meeting cannot be reconvened on a date that is more than ten business days after the date for which the Luxembourg Shareholder Meeting was originally scheduled (or twenty business days in the aggregate if reconvened more than once), or less than ten business days before July 15, 2024, without the prior written consent of Parent.

Q:	What is the difference between holding Company Shares as a shareholder of record and as a beneficial owner?

A:
Most of our shareholders hold their Company Shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholders of Record. If your Company Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to vote in person at the meeting or direct the proxyholder how to vote your Company Shares on your behalf at the meeting by fully completing, signing and dating the enclosed proxy card and returning it to us in the enclosed postage‑paid return envelope, to be received by the Company’s tabulation agent (Broadridge) by 11:59 p.m. (Eastern time) on July 17, 2023.

Beneficial Owners on Nasdaq. If your Company Shares are held through a broker, bank or other nominee on Nasdaq, you are considered the beneficial owner of shares held in street name, and proxy materials are being forwarded to you together with a voting instruction form. As the beneficial owner, you have the right to direct your broker, trustee or nominee to vote your Company Shares as you instruct in the voting instruction form. If you hold Company Shares through a broker, trustee or nominee, you may also vote in person at the meeting, but only after you obtain a “legal proxy” from the broker, trustee or nominee that holds your Company Shares, giving you the right to vote your Company Shares at the meeting. Your broker, trustee or nominee has enclosed or provided a voting instruction form for you to use in directing the broker, trustee or nominee how to vote your Company Shares.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote or revoke your proxy prior to the Luxembourg Shareholder Meeting.

If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other nominee, and must do so prior to 11:59 p.m. (Eastern time) on July 17, 2023. You may also vote in person at the Luxembourg Shareholder Meeting if you obtain a “legal proxy” from your bank, broker or other nominee.

You may change your vote or revoke your proxy prior to the Luxembourg Shareholder Meeting. If you are a shareholder of record, you may change your vote or revoke your proxy before the Luxembourg Shareholder Meeting by (1) delivering a written notice of revocation to the Company’s corporate secretary; (2) delivering a duly executed proxy card to the Company’s corporate secretary bearing a later date than the proxy being revoked; or (3) submitting a proxy electronically or over the Internet or by telephone (only your last telephone or internet proxy will be counted). Only the change of vote and revocation of proxy received 11:59 p.m. (Eastern time) on July 17, 2023 shall be counted and taken into account in order to ensure that your later proxy is received in time for the Luxembourg Shareholder Meeting. Attendance alone at the Luxembourg Shareholder Meeting will not revoke a proxy. The address of the registered office for purposes of revoking your proxy pursuant to clauses (1) and (2) in the second preceding sentence is 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg. If you wish to change your vote by mail, you should contact the Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

Q:	What is a proxy?

A:
A proxy is a document by which you authorize a person to be your representative at a meeting of the Company and to vote for you at that meeting of shareholders in the way that you have directed. That document is called a “proxy card” or, if your Company Shares are held in street name and you give instructions to the record holder of your Company Shares, is called a “voting instruction form.”

This shareholder circular and the accompanying proxy card or voting instruction form is furnished in connection with the solicitation by the Board of proxies for use at the Luxembourg Shareholder Meeting and at any adjournments, reconvening, or postponements of the meeting. We are mailing this shareholder circular and a proxy card to our shareholders on or about June 23, 2023. Any of Moti Malul, our chief executive officer, Raviv Adler, our chief financial officer, John E. Taylor, Jr., chair of the Board, or Laurent Teitgen, a member of the Board, with full power of substitution, will be the proxy holders for the Luxembourg Shareholder Meeting.

Q:	What should I do if I receive more than one proxy card or voting instruction form?

A:
You may receive more than one set of these proxy solicitation materials, including multiple copies of this shareholder circular and multiple proxy cards or voting instruction forms. Please complete, sign date and return all proxy cards and voting instruction forms you receive, or vote each group of Company Shares by mail, telephone or over the Internet to ensure that all your Company Shares are voted. For example, if you hold your Company Shares in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which you hold Company Shares. In addition, if you are a shareholder of record and your Company Shares are registered in more than one name, you may receive more than one proxy card.

Q:	Who will count the votes?

A:
The Company will appoint an inspector of election for the Luxembourg Shareholder Meeting to determine whether a quorum is present and tabulate the affirmative and negative votes, abstentions and broker non-broker, if any.

Q:	Where can I find the voting results of the Luxembourg Shareholder Meeting?

A:
The Company intends to publish final voting results in a Report of Foreign Private Issuer on Form 6‑K to be furnished to the SEC as soon as practicable following the Luxembourg Shareholder Meeting. All reports that the Company files or furnishes with the SEC are publicly available when filed or furnished. See the section of this shareholder circular entitled “Where You Can Find More Information; Information Incorporated By Reference.”

Q:	Will the Continuation and the Merger constitute taxable transactions for Luxembourg tax purposes?

A:
The Continuation may, at the level of Luxembourg resident and non-resident holders of Company Shares, constitute a taxable transaction to holders of Company Shares for Luxembourg tax purposes. Further, the receipt of the Merger Consideration in exchange for Company Shares may constitute a taxable transaction to Luxembourg resident holders of Company Shares for Luxembourg tax purposes. For more details, please refer to “The Continuation and the Merger—Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger-—Luxembourg Income Tax Consequences of the Continuation” and “The Continuation and the Merger—Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger-—Luxembourg Capital Gains Tax Consequences of the Merger”.

Q:	Will U.S. Holders be subject to U.S. federal income tax upon the exchange of Company Shares for cash pursuant to the Merger?

A:
The Continuation is not expected to be a taxable transaction to U.S. Holders (as defined in “The Continuation and the Merger—Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger—Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. The exchange of the Company Shares for cash pursuant to the Merger will be a taxable transaction for U.S. Holders for U.S. federal income tax purposes and for Israeli-resident Holders for Israeli tax purposes. For more details, see “The Continuation and the Merger—Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger”.

Q:	What will the holders of Company equity awards receive in the Merger?

A:	Cashed-Out Company Options

At the Merger Effective Time, each Cashed-Out Company Option will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company Shares subject to such option, multiplied by the excess, if any, of $29.50 over the applicable per share exercise price for such option, with such amount reduced by any applicable payroll, income or other withholding Taxes provided that any Cashed-Out Company Option with a per-share exercise price equal to or exceeding $29.50 will be automatically terminated as of the Merger Effective Time. The holder of such Cashed-Out Company Option will then have no further rights with respect to such Cashed-Out Company Option, apart from the cash payment described in this paragraph.

Assumed Company Options

At the Merger Effective Time, each Assumed Option will be assumed by Parent and converted into a share option, in accordance with the terms of the Company equity plan and/or option agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Assumed Option), covering a number of ordinary shares of Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Merger Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Merger Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent provided that any Assumed Option with a per-share exercise price equal to or exceeding $29.50 will not be assumed by Parent, and will be automatically terminated as of the Merger Effective Time. The options issued by Parent in assumption of the Assumed Options which were originally granted under the trustee capital gains route of Section 102 of the Ordinance, shall be issued under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the Ordinance and shall be issued to or controlled by the trustee nominated by Parent pursuant to Section 102 of the Ordinance and shall be subject to the provisions of the Options Tax Ruling or Interim Options Tax Ruling (as applicable). The holder of such Assumed Option will then have no further rights with respect to such Assumed Option, apart from any rights described in this paragraph.

Contractor Company Options

At the Merger Effective Time, each Contractor Option will be canceled and converted into the right to receive, subject to a vesting schedule provided in the Business Combination Agreement and to the Continuing Contractor’s continued service with Parent or any of its subsidiaries through the applicable vesting dates, a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $29.50 over the applicable per share exercise price for such option, with such amount reduced by any applicable payroll, income or other withholding Taxes, provided that any Contractor Option with a per-share exercise price equal to or exceeding $29.50 will be automatically terminated as of the Merger Effective Time. The holder of such Contractor Option will then have no further rights with respect to such Contractor Option, apart from the cash payment described in this paragraph.

Cashed-Out Company RSUs

At the Merger Effective Time each Cashed-Out Company RSU will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company Shares subject to such Company RSU multiplied by $29.50, with such amount reduced by any applicable payroll, income or other withholding Taxes. The holder of such Cashed-Out Company RSU will then have no further rights with respect to such Cashed-Out Company RSU, apart from the cash payment described in this paragraph.

Assumed Company RSUs

At the Merger Effective Time, each Assumed RSU will be assumed by Parent and converted, in accordance with the terms of the Company equity plan and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Assumed RSU) into a restricted share unit of Parent covering a number of common shares of Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed RSU immediately prior to the Merger Effective Time multiplied by the Exchange Ratio, and rounding such product down to the nearest whole number. The restricted share units issued by Parent in assumption of the Assumed RSUs which were originally granted under the trustee capital gains route of Section 102 of the Ordinance, shall be issued under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the Ordinance and shall be issued to or controlled by the trustee nominated by Parent pursuant to Section 102 of the Ordinance and shall be subject to the provisions of the Options Tax Ruling or Interim Options Tax Ruling (as applicable). The holder of such Assumed RSU will then have no further rights with respect to such Assumed RSU, apart from any rights described in this paragraph.

Contractor Company RSUs

At the Merger Effective Time, each Contractor RSU, will be canceled and converted into the right to receive, at the same time as such Contractor RSU would have vested pursuant to the terms of the applicable Company equity plan and/or award agreement by which it is evidenced (including any vesting acceleration, and subject to the Continuing Contractor’s continued service with Parent or any of its subsidiaries through the applicable vesting dates, a cash amount equal to the product of (x) the number of Company RSUs subject to such option, multiplied by (y) $29.50, with such amount reduced by any applicable payroll, income or other withholding Taxes. The holder of such Contractor RSU will then have no further rights with respect to such Contractor RSU, apart from the cash payment described in this paragraph.

For more details on the treatment of Company equity awards in the Merger please refer to the section entitled “The Business Combination Agreement—Treatment of Company Equity Awards.”

Q:	When do you expect the Merger to be completed?

A:
The Merger has been approved by the respective boards of directors of Parent, the Company and Merger Sub and we are working towards completing the Merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the Merger is completed. See the section of this document titled “The Business Combination Agreement—Conditions to the Effectuation of the Continuation and to the Closing of the Merger” for further information regarding the Continuation Conditions and the Merger Conditions. The Merger is expected to be completed in approximately twelve months from the date of the Business Combination Agreement. However, the exact timing of completion of the Merger cannot be predicted, nor can the parties assume that the Merger will be completed, because completion of the Merger is subject to the Merger Conditions, many of which are outside of our control.

Q:	Am I entitled to appraisal rights?

A:
No. No appraisal rights exist under the Luxembourg Company Law. The appraisal rights described in the immediately following paragraph apply and exist only following the Continuation and in connection with the Merger.

Company Shares that are outstanding following the Continuation Effective Time and immediately prior to the Merger Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) their desire to dissent with respect to such Company Shares shall not be converted into or represent the right to receive the Merger Consideration attributable to such Company Shares. Such shareholders shall be entitled to receive payment of the fair value of such shares held by them in accordance with the Cayman Companies Act. Shareholders wishing to object to the Cayman Merger Proposal at the Cayman Shareholder Meeting must do so in writing to the Company prior to the Cayman Shareholder Meeting. For further details regarding appraisal rights, please refer to the section of this shareholder circular entitled “The Continuation and the Merger—Appraisal Rights.”

Q:	Are there any risks that I should consider as a Company shareholder in deciding how to vote?

A:
Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 24 of this shareholder circular. You also should read and carefully consider other risk factors of the Company contained in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023, and incorporated by reference into this shareholder circular.

Q:	Do any of the Company’s directors or officers have any interests in the Merger?

A:
Yes. Our directors and executive officers may have interests in the Merger that may be different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that shareholders vote in favor of the Luxembourg Meeting Proposals. These interests are described in more detail under the section of this shareholder circular entitled “The Continuation and the Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Q:	Who will solicit and pay the cost of soliciting proxies?

A:
The Company has engaged Morrow Sodali, LLC, which is referred to as the “Proxy Solicitor,” to assist in the solicitation of proxies for the Luxembourg Shareholder Meeting. The Company estimates that it will pay Morrow Sodali, LLC, a fee of approximately $20,000, plus reimbursement for certain out-of-pocket fees and expenses. The Company has agreed to indemnify Morrow Sodali, LLC against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). The Company also may reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Company Shares. Company and Parent directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What should I do now?

A:
You should read this shareholder circular carefully and in its entirety, including the annexes, and either make provisions to attend the Luxembourg Shareholder Meeting in person, return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or Internet as soon as possible so that your Company Shares will be voted in accordance with your instructions.

Q:	Who can help answer my questions?

A:
If you have any questions concerning the Luxembourg Shareholder Meeting, the Luxembourg Meeting Proposals, the Merger or any other matter related to the accompanying shareholder circular, would like additional copies of the accompanying shareholder circular or need help voting your Company Shares, please contact our Proxy Solicitor:

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS

In addition to historical facts, this shareholder circular (including the information and other documents incorporated by reference into this shareholder circular) contains or incorporates by reference or may contain or may incorporate by reference forward‑looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements about the expected timing of the Continuation and the Merger, the satisfaction or waiver of any conditions to the proposed Continuation and the Merger, anticipated benefits, growth opportunities and other events relating to the proposed Transactions, and projections about the Company’s business and its future revenues, expenses and profitability. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. You should not rely upon forward-looking statements as predictions of future events. We cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur

Forward-looking statements involve known and unknown risks and uncertainties, and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this shareholder circular. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:

•
the risk that the Continuation, the Merger and other Transactions may not be completed in a timely manner or at all due to failure to satisfy the Continuation Conditions and/or the Merger Conditions, including the potential that the Company’s shareholders may not approve the Luxembourg Meeting Proposals;

•
the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, including the (a) potential failure to obtain approvals and/or consents for the Transactions from third parties, including governmental and regulatory approvals, which may under certain circumstances afford Parent the right to terminate the Business Combination Agreement and (b) the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions that Parent and Merger Sub are not required to effectuate under the Business Combination Agreement;

•
the risk that following the Continuation, the Merger Effective Time may not occur and the Company may be required to transfer by way of continuation from the Cayman Islands back to Luxembourg pursuant to the Re-Continuation, which may adversely impact the Company’s business and the price of the Company Shares, especially if the resumption of trading of the Company Shares on Nasdaq is delayed;

•	the effect of the announcement or pendency of the Transactions on the Company’s business relationships, operating results and business generally;

•
the risk that unanticipated restructuring costs may be incurred or undisclosed liabilities may be assumed while the Transactions are pending, which may adversely impact the Company’s business and the price of Company Shares if the Merger is not completed;

•
the risk that attempts to retain key personnel and customers may not succeed while the Transactions are pending, which may adversely impact the financial performance of the Company and the price of the Company Shares if the Merger is not completed;

•
the risk that the attention of Company management may be diverted from ongoing business operations and potential inability of Company management to respond effectively to competitive pressures, industry developments and future opportunities, including new strategic transactions, new business deals and/or renewals of certain agreements with third parties, given the restrictions on the conduct of the Company’s business while the Transactions are pending pursuant to its covenants under the Business Combination Agreement, which may adversely impact the financial performance of the Company and the price of the Company Shares if the Merger is not completed;

•
ongoing or potential litigation or disputes while the Transactions are pending related to the conduct of the Company’s ongoing business with customers, suppliers, landlords, or other third parties, which may adversely impact the financial performance of the Company and the price of the Company Shares if the Merger is not completed; and

•
the other risk factors described in the section of this shareholder circular entitled “—Risk Factors” and described from time to time by the Company in its most recent Annual Report on Form 20-F and in any subsequent reports filed with or furnished to the SEC, available at the SEC’s website at www.sec.gov and in the Investor Relations section of the Company’s website at ir.neogames.com, the realization of which may adversely impact the financial performance of the Company and the price of the Company Shares if the Merger is not completed.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law.

RISK FACTORS

In addition to the other information included in this shareholder circular, including the matters addressed under the section of this shareholder circular entitled “Cautionary Statement Regarding Forward-Looking Statements”, you should consider carefully the following risk factors in determining how to vote at the Luxembourg Shareholder Meeting. The following is not intended to be an exhaustive list of the risks related to the Continuation, the Merger, the Re-Continuation (if applicable) and the other Transactions and you should read and consider the risk factors described under Part I, Item 3.D, “Key Information—Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023, and incorporated by reference into this shareholder circular.

Satisfying Merger Conditions may be delayed or may not occur at all.

The completion of the Merger is subject to a number of conditions that must be satisfied by July 15, 2024 (the “Termination Date”), subject to extension, as discussed in the section of this shareholder circular entitled “The Business Combination Agreement—Termination of the Business Combination Agreement.” These conditions include, among others: obtaining the Luxembourg Shareholder Approval and Cayman Shareholder Approval in connection with the Continuation and the Merger, respectively; the expiration or earlier termination of any applicable waiting period (and any extension thereof) under the HSR Act and other requisite regulatory and gaming authority approvals obtained or terminated, as applicable; and the absence of governmental restraints or prohibitions preventing the consummation of the Merger. The obligation of each of Parent and the Company to complete the Merger is also conditioned on, among other things, the accuracy of the representations and warranties made by the other party on the date of the Business Combination Agreement and at the Merger Effective Time (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the Business Combination Agreement. No assurance can be given that the required shareholder approvals and governmental and regulatory consents and approvals will be obtained or that the required Merger Conditions will be satisfied. If such approvals are obtained and the Merger Conditions are satisfied but after a delayed and extended process, you may receive the Merger Consideration after a longer period of time than you would otherwise expect. If such approvals are not obtained, the Merger Conditions are not satisfied and the Business Combination Agreement is terminated, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this shareholder circular. Such uncertainty may adversely impact our business, financial condition, results of operations or prospects.  For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Closing of the Merger.”

If the Continuation is not completed, our share price, business, financial condition, results of operations or prospects could be negatively impacted.

The completion of the Continuation is subject to a number of conditions that must be satisfied or waived in order for the Merger to close. If such Continuation Conditions are not satisfied and the Business Combination Agreement is terminated, you will not receive any Merger Consideration in exchange for Company Shares and the Company will remain a public company. If that were to occur, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this shareholder circular. Such uncertainty may adversely impact our business, financial condition, results of operations or prospects. For more information regarding the Continuation Conditions, the rights of the parties to terminate the Business Combination Agreement, and the effect on the Company if the Continuation is not completed, see the sections of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Effectuation of the Continuation and to the Closing of the Merger,” “The Business Combination Agreement—Termination of the Business Combination Agreement” and “The Continuation and the Merger— Effect on the Company if the Continuation or Merger are Not Completed.”

If the Continuation is completed but the Merger is not completed, our share price, business, financial condition, results of operations or prospects could be negatively impacted.

Following the Continuation, if the Merger Conditions are not satisfied by the end of the Continuation Period then we will be obligated under the Business Combination Agreement to effect the Re-Continuation, including all necessary actions to unwind the effects of the Continuation and to resume trading of the Company Shares on Nasdaq. As discussed further in the section of this shareholder circular entitled “The Business Combination Agreement—The Re-Continuation”, a variety of filings and actions must be taken in order for the Company to return to Luxembourg from the Cayman Islands and we cannot predict (a) how long it will take to effect the Re-Continuation, (b) when the Company Shares will resume trading on Nasdaq and (c) whether the Business Combination Agreement will be terminated as a result. Whether the Business Combination Agreement is terminated or not, the price of the Company Shares may decline significantly following a Re-Continuation due to the length of time the Company Shares were not tradeable and general uncertainty around the Transactions. If such a decline were to occur, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this shareholder circular. Such uncertainty may adversely impact our business, financial condition, results of operations and prospects. For more information regarding the Merger Conditions and the Re-Continuation, see the sections of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Closing of the Merger” and “The Business Combination Agreement—The Re-Continuation.”

The combination of Parent’s right under the Business Combination Agreement to “force the vote” and the Support Agreement may restrict us from accepting Superior Proposals from third parties.

Under the Business Combination Agreement, the Company is required to convene the Luxembourg Shareholder Meeting at Parent’s request, even if the Board has changed its recommendation with respect to the Merger and the Transactions and there is an outstanding proposal by a third party to acquire the Company that the Board has found to constitute a Superior Proposal (as defined in the section of this shareholder circular entitled “The Business Combination Agreement—Competing Proposals”). In addition, pursuant to the Support Agreement, the Significant Shareholders have provided Parent the right to vote all Company Shares held by them, representing approximately 61% of the Company Shares. As a result, we may be required to complete the Merger and the Transactions even in the case of a Superior Proposal and change of the Board’s recommendation with respect to Luxembourg Meeting Proposals (for more information, see the section of this shareholder circular entitled “The Continuation and the Merger—Reasons for the Merger and Recommendation of the Board—Possible Uncertainties, Risks and Negative Factors Associated with Merger” and “The Business Combination Agreement—Competing Proposals”).

You are being asked to approve the Waiver Proposal by which you will waive your right to notice of the Cayman Shareholder Meeting to approve the Merger.

Following the Continuation, the Company will be a Cayman Islands exempted company and will be governed by Cayman law and the Continuation Articles. Under the Continuation Articles, you will have the right to receive notice of the Cayman Shareholder Meeting, which will be held to approve the Merger. We will convene the Cayman Shareholder Meeting as soon as possible following the Continuation and you may receive very little notice thereof, which could limit your ability to object to the Merger and exercise your appraisal rights. For more information, see the section of this shareholder circular entitled “The Continuation and the Merger—Appraisal Rights.”

Some of our directors and officers have interests that may be different from, or in addition to, the interests of our shareholders.

Certain of our officers and directors may have interests in the transactions contemplated by the Business Combination Agreement that may be different from, or in addition to, those of our other shareholders, which interests are described in the section entitled “The Continuation and the Merger—Interests of the Company’s Directors and Executive Officers in the Merger.” These interests include, among other things, the rights to indemnification and insurance, continued employment with the Surviving Company and certain payments and benefits provisions contained in or permitted by the Business Combination Agreement.

The fact that the Transactions are pending could materially harm our business and results of operations.

While the Transactions are pending, we are subject to a number of risks that may harm our business and results of operations and the price of the Company Shares if the Transactions are not completed, including:

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;

•	potential diversion of public attention from our positioning of our independent brand and products in a manner that appeals to customers;

•	the fact that we have and will continue to incur significant expenses related to the Transactions without a guarantee that the Transactions will be completed;

•
our potential inability to respond effectively to competitive pressures, industry developments and future opportunities, given the restrictions on the conduct of our business pursuant to the Business Combination Agreement;

•	we could be subject to costly litigation associated with the Transactions;

•
our current and prospective employees may be uncertain about their future roles and relationships with us following completion of the Merger, which may adversely affect our ability to attract and retain key personnel; and

•
a number of restrictions on our business activities that could otherwise increase the value of the Company, as further discussed in the section of this shareholder circular entitled “The Business Combination Agreement—Conduct of Business Pending the Merger.”

The Transactions, and uncertainty regarding the Transactions, may cause customers, partners, or vendors to delay or defer decisions concerning doing business with us, which may adversely affect our ability to effectively manage our business.

Many of the Merger Conditions are beyond our control. Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty may cause existing or prospective customers, partners, or vendors to:

•	delay, defer, or cease purchasing products or services or providing products or services to us;

•	delay or defer other decisions concerning our business, including entering into contracts with us or seeking to change or cancel existing business relationships with us; or

•	otherwise seek to change the terms on which they do business with us.

       Any such disruptions, such as delays or deferrals of those decisions or changes in existing agreements could adversely affect the respective business, operating results and financial position of the Company, whether or not the Merger is ultimately completed, and following the completion of the Merger, the combined company, including an adverse effect on the combined company’s ability to realize the anticipated synergies and other benefits of the Merger. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Business Combination Agreement.

Failure to attract, motivate and retain executives while the Transactions are pending could negatively impact the price of the Company Shares if the Merger is not completed.

Due to uncertainty around which of our employees will be retained by Parent following the Merger, it is possible that these employees may decide not to remain with the Company while the Transactions are pending. If our key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, our business activities may be adversely affected and management’s attention may be diverted from their regular duties. Moreover, there could be disruptions to or distractions for the workforce and management. No assurance can be given that we will be able to attract or retain key employees to the same extent that we have been able to attract or retain such employees in the past. If the Merger does not close and the Business Combination Agreement is terminated, you will not receive the Merger Consideration and the price of the Company Shares may decline as a result of our inability to retain or attract key employees.

We are subject to a variety of restrictions on our business conduct while the Transactions are pending, including the ability to solicit or engage in negotiations with respect to other potential acquisition proposals, which may discourage other potential transactions that may be favorable to our shareholders.

Our conduct of business is subject to a variety of restrictions while the Transactions are pending, as discussed in the section of this shareholder circular entitled “The Business Combination Agreement—Conduct of Business Pending the Merger.” These restrictions on our conduct could prevent us from engaging in activities that could otherwise enhance the value of the Company Shares. For example, subject to limited exceptions, we are prohibited from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations that could otherwise enhance the value of the Company Shares. If the Merger is not completed, it is possible that such acquisition proposals or business combinations will no longer be available to us or that counterparties will no longer be willing to engage with us, which could materially harm our business, financial conditions or results of operations.

Our obligation to pay a termination fee could harm our business and results of operations.

Until the Merger is completed or the Business Combination Agreement is terminated, with limited exceptions, the Business Combination Agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If we terminate the Business Combination Agreement in order to enter into a written definitive agreement with respect to a Superior Proposal, we are required to pay to Parent a termination fee of approximately $40.4 million (the “Company Termination Fee”), which could harm our business and results of operations, as well as impact perception of the Company’s ability to complete other transactions in the future. For more information regarding additional circumstances under which we will be required to pay the Company Termination Fee, see the section of this shareholder circular entitled “The Business Combination Agreement—Company Termination Fee.”

If the Merger is not consummated by the Termination Date, either we or Parent may, due to certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Closing of the Merger” and set forth in the Business Combination Agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of the Luxembourg Shareholder Approval or the Cayman Shareholder Approval and the expiration or termination of the applicable waiting period, or, where applicable, the receipt of approvals, and the making or receipt of all notices to, filings with and consents from the relevant authorities required for satisfaction of the required governmental clearances listed and attached to this shareholder circular as Annex F (the “Required Clearances”). If the Merger has not been completed by the Termination Date, either we or Parent may generally terminate the Business Combination Agreement, notwithstanding the prior receipt of the Luxembourg Shareholder Approval or the Cayman Shareholder Approval, except that the right to terminate the Business Combination Agreement would not be available to a party that is in material breach of its obligations under the Business Combination Agreement in any manner that shall have proximately caused or resulted in the failure of the Continuation, the Merger or the other Transactions. For more information on the Termination Date, please see the section of this shareholder circular entitled “The Business Combination Agreement—Termination of the Business Combination Agreement.”

Our shareholders could file lawsuits in the future challenging the Continuation and/or the Merger, which may delay or prevent the completion of the Continuation or the Merger, as applicable, cause us to incur substantial defense or settlement costs, or otherwise adversely affect us.

As of the date of this shareholder circular, there are no pending lawsuits challenging the Continuation or the Merger. However, potential plaintiffs may file lawsuits challenging the Continuation or the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Continuation or the Merger and result in substantial costs to us, including any costs associated with the indemnification of directors and officers. One of the conditions to both the Continuation and the Merger is the absence of any provision of applicable law or order by any governmental entity that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Continuation or the Merger, as applicable. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Continuation or the Merger on the agreed-upon terms, then such injunction may prevent the Continuation or the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Continuation or the Merger is completed may adversely affect our business, financial conditions, results of operations and cash flows.

If the Merger is completed, the Merger Consideration may represent a lower premium than presented as of the date of the Business Combination Agreement or the date of this shareholder circular.

If the Merger is completed, you will no longer own any Company Shares and will instead only have the right to receive the Merger Consideration. The Merger Consideration is fixed and will not be adjusted, irrespective of any circumstances that may lead to an increase in the underlying value of the Company between the date of this shareholder circular and the completion of the Merger. As a result, the Merger Consideration’s premium over the historical market price of the Company Shares presented throughout this shareholder circular may be lower when compared to the underlying value of the Company Shares between the date of this shareholder circular and completion of the Merger.

We will not receive another fairness opinion from Stifel prior to completion of the Merger.

As discussed in the section of this shareholder circular entitled “The Continuation and the Merger—Fairness Opinion of Stifel,” Stifel rendered its oral opinion at a meeting of the Board on May 14, 2023, which was confirmed by their delivery of a written opinion, attached as Annex E hereto, on the same day. The Board has not obtained an updated opinion from Stifel as of the date of this shareholder circular, and the Board has not requested, and does not anticipate requesting, an updated opinion from Stifel reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement. As a result, the Board will not receive an updated, revised or reaffirmed opinion prior to the completion of the Merger. Changes in our operations and prospects, general market and economic conditions and other factors that may be beyond our control, may significantly alter the value of the Company Shares by the time the Merger is completed. The fairness opinion of Stifel speaks only as of the date it was rendered, and it does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. The fairness opinion of Stifel does not address the fairness, from a financial point of view, of the Merger Consideration at any time other than the time such opinion was delivered.

If the Merger is completed, you will forfeit all rights with respect to your Company Shares other than the right to receive the Merger Consideration, including the right to participate directly in any earnings or future growth of the Company.

If the Merger is completed, you will cease to have any equity interest in the Company and will not participate in the Company’s earnings or any future growth, except indirectly to the extent you independently own or purchase Parent Common Shares.

The Continuation could be a taxable transaction to U.S. Holders if it does not qualify as a “reorganization” under Section 368(a)(1)(F) of the Code.

The Continuation is intended to qualify as a tax-free reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Continuation, the Company will change its jurisdiction of incorporation from Luxembourg to the Cayman Islands by way of continuance. Assuming the Continuation qualifies as an F Reorganization, U.S. Holders generally would not recognize gain or loss as a result of the conversion of their Company Shares in the Continuation.

Neither Parent nor the Company has requested or will request a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel regarding the U.S. federal income tax consequences of the Continuation. Consequently, no assurance can be given that the IRS will not challenge the qualification of the Continuation as an F Reorganization or that a court would not sustain such challenge. Furthermore, neither Parent nor the Company, nor any of their respective advisors or affiliates, makes any representation or provides any assurance regarding the U.S. federal income tax consequences of the Continuation, including whether the Continuation qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code.

Thus, if the Continuation were consummated but the IRS or the courts were to determine that the Continuation did not qualify as an F Reorganization or another tax-free reorganization under the Code, and thus was taxable, each U.S. Holder (as defined in “The Continuation and the Merger—Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger—Material U.S. Federal Income Tax Consequences”) would recognize gain or loss equal to the difference between the fair market value of the converted Company Shares and its aggregate adjusted tax basis in the converted Company Shares on the date of the Continuation. Such gain or loss would be recognized regardless of whether the Merger is consummated.

After the Continuation, and for purposes of determining the tax consequences to a U.S. Holder if the Merger is consummated, the U.S. Holder’s adjusted tax basis in the continued Company Shares would be equal to the fair market value of that stock on the date of the Continuation and such U.S. Holder’s holding period for the converted Company Shares would begin on the day following the date of the Continuation.

All Company shareholders are urged to consult their own tax advisor regarding the U.S. federal income tax consequences of the Continuation.

THE LUXEMBOURG SHAREHOLDER MEETING

The enclosed proxy is solicited on behalf of the Board for use at the Luxembourg Shareholder Meeting.

Date, Time and Place

The Company will hold the Luxembourg Shareholder Meeting at the registered office of the Company, 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, on July 18, 2023, at 3 p.m. (Luxembourg time) (9 a.m. Eastern time), unless it is postponed, reconvened, or adjourned.

In accordance with Luxembourg law, the matters to be resolved at the Luxembourg Shareholder Meeting shall be recorded in front of a Luxembourg public notary, which will be present at the Luxembourg Shareholder Meeting for this purpose.

Purpose of the Luxembourg Shareholder Meeting

At the Luxembourg Shareholder Meeting, the Company will ask shareholders to vote on:

(1)	the Continuation Proposal;

(2)	the BCA Proposal;

(3)	the Statutory Plan of Merger Proposal; and

(4)	the Waiver Proposal

Board Recommendation

The Board, after considering various factors described in the section of this shareholder circular entitled “The Continuation and the Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Company’s entry into the Business Combination Agreement and consummation of the Transactions, including the Continuation and the Merger, are fair to, and in the best interests of, the Company and its shareholders; and (ii) authorized, declared advisable and approved in all respects, the Business Combination Agreement, the delivery and performance of the Business Combination Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Business Combination Agreement.

The Board unanimously recommends that you vote (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Statutory Plan of Merger Proposal; and (4) “FOR” the Waiver Proposal.

Record Date; Shares Entitled to Vote; Vote Required and Quorum

Only shareholders of record as of the Record Date are entitled to receive notice of, and vote at, the Luxembourg Shareholder Meeting or any adjournment, reconvening, postponement or other delay thereof. You are also entitled to vote at the Luxembourg Shareholder Meeting if you hold Company Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date. A list of shareholders entitled to vote at the Luxembourg Shareholder Meeting will be available at our principal executive offices, located at 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, during regular business hours for a period of no less than ten days before the Luxembourg Shareholder Meeting and at the place of the Luxembourg Shareholder Meeting during the meeting.

As of June 16, 2023, there were 33,631,893 Company Shares outstanding.

Approval of each of the Continuation Proposal, the BCA Proposal and the Statutory Plan of Merger Proposal requires the affirmative vote of shareholders holding no less than sixty six point seven percent (66.7%) of the Company Shares present or represented at the Luxembourg Shareholder Meeting (or any adjournment, reconvening or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes). Approval of the Waiver Proposal requires the affirmative vote of shareholders holding a majority of the Company Shares entitled to vote on such proposal. The presence (in person, by proxy or by electronic voting) of shareholders holding at least fifty percent (50%) of the Company Shares entitled to vote constitutes a quorum for purposes of holding the Luxembourg Shareholder Meeting and voting on the Luxembourg Meeting Proposals.

You may vote either “FOR” or “against” the Continuation Proposal, or you may abstain.

You may vote either “FOR” or “against” the BCA Proposal, or you may abstain.

You may vote either “FOR” or “against” the Statutory Plan of Merger Proposal, or you may abstain.

You may vote either “FOR” or “against” the Waiver Proposal, or you may abstain.

Abstentions and Broker Non‑Votes

Abstentions and broker non-votes with regard to the proposals will be treated as neither a vote “FOR” or “against” such proposal, although they will be counted as present in determining whether a quorum is present.

Shares Held by the Company’s Directors and Executive Officers

As of June 16, 2023, each of Barak Matalon, Aharon Aran and Oded Gottfried beneficially owned approximately 28.8% of the Company Shares, 7.2% of the Company Shares and 1.8% of the Company Shares, respectively, and no other director or executive officer, individually or in the aggregate, beneficially owned one percent or more of the Company Shares. Our directors and executive officers have informed us that they currently intend to vote (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Statutory Plan of Merger Proposal; and (4) “FOR” the Waiver Proposal.

Support Agreement

You should be aware that, concurrently with the execution of the Business Combination Agreement, the Significant Shareholders entered into the Support Agreement, pursuant to which the Significant Shareholders have agreed, among other things, to vote in favor of and support the approval and adoption of the Business Combination Agreement, the Continuation Articles, the Statutory Plan of Merger and the Transactions, including the Continuation, the Merger and the Re-Continuation (if necessary upon failure of the Merger). The Support Agreement includes a power of attorney in favor of Parent to vote the shares held by the Significant Shareholders in accordance with its terms. Approximately 61% of Company Shares are subject to the Support Agreement.

Voting of Proxies

You can vote either in person at the Luxembourg Shareholder Meeting or by authorizing another person as your proxy, whether or not you attend the Luxembourg Shareholder Meeting. You may vote by proxy to be received in any case no later than 11:59 p.m. (Luxembourg time) on July 17, 2023 in any of the manners below:

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage‑paid envelope provided, to be received by the Company’s tabulation agent (Broadridge) by 11:59 p.m. (Eastern time) on July 17, 2023. You should sign your name exactly as it appears on the enclosed proxy card or voting instruction form. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you are a beneficial owner, you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Company Shares, and the brokerage firm, bank or other similar organization is required to vote your Company Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your proxy card in the postage‑paid envelope provided by your brokerage firm, bank or other similar organization.

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll‑free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you are a beneficial owner and if the brokerage firm, bank or other similar organization that holds your Company Shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone.

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on‑screen prompts. If you are a beneficial owner, and if the brokerage firm, bank or other similar nominee that holds your Company Shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

If you vote by proxy, your Company Shares will be voted at the Luxembourg Shareholder Meeting in the manner you indicate (by marking a box on your proxy card). If your Company Shares are held in your name (and not in “street name” through a broker or other nominee) and if you sign your proxy card or voting instruction form, but do not specify how you want your Company Shares to be voted, they will be counted as present for the purpose of determining the presence or absence of a quorum for the Luxembourg Shareholder Meeting, but they will not be counted in tabulating the voting result for any particular proposal.

Voting instructions are included on your proxy card. All Company Shares represented by properly signed and dated proxies received by the Company’s tabulation agent (Broadridge) by 11:59 p.m. (Eastern time) on July 17, 2023 will be voted at the Luxembourg Shareholder Meeting in accordance with the instructions of the shareholder. Properly signed and dated proxies that do not contain voting instructions will be voted (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Statutory Plan of Merger Proposal; and (4) “FOR” the Waiver Proposal.

Revocability of Proxies

You may change your vote or revoke your proxy prior to the Luxembourg Shareholder Meeting. If you are a shareholder of record, you may change your vote or revoke your proxy before the Luxembourg Shareholder Meeting by (1) delivering a written notice of revocation to the Company’s corporate secretary; (2) delivering a duly executed proxy card to the Company’s corporate secretary bearing a later date than the proxy being revoked; or (3) submitting a proxy electronically or over the Internet or by telephone (only your last telephone or internet proxy will be counted). Only the change of vote and revocations of proxy received before 11:59 pm, Eastern time on July 17, 2023 shall be counted and taken into account in order to ensure that your later proxy is received in time for the Luxembourg Shareholder Meeting. The address of the registered office for purposes of revoking your proxy pursuant to clauses (1) and (2) in the second preceding sentence is 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg. If you wish to change your vote by mail, you should contact our Proxy Solicitor, at the address set forth below and request a new proxy card or voting instruction form.

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. In most instances this can be done over the phone or internet.

Solicitation of Proxies

The expense of soliciting proxies will be borne by the Company. The Company has retained Morrow Sodali, LLC, as Proxy Solicitor to solicit proxies in connection with the Luxembourg Shareholder Meeting at a cost of approximately $20,000, plus reimbursement for certain out-of-pocket fees and expenses. The Company will also indemnify the Proxy Solicitor against losses arising out of its provisions of these services on our behalf. In addition, the Company may reimburse banks, brokers and other nominees representing beneficial owners of Company Shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by our directors, officers and employees, personally or by telephone, email, fax, over the Internet or other means of communication. No additional compensation will be paid for such services.

Adjournments, Reconvening or Postponements

In the absence of the requisite quorum of shareholders at the Luxembourg Shareholder Meeting, the Luxembourg Shareholder Meeting will be reconvened to the fifteenth (15th) day following the initial date of the Luxembourg Shareholder Meeting and will be held at the same time and place, unless otherwise determined at the Luxembourg Shareholder Meeting in accordance with the Existing Articles. At such reconvened meeting, if a quorum is not present as aforesaid, the shareholders present, in person, by proxy or by electronic voting (regardless of the voting power represented by their shares) will constitute a quorum.

Under the terms of the Business Combination Agreement, the Luxembourg Shareholder Meeting cannot be adjourned for more than ten business days at a time or twenty business days in the aggregate after the date appointed for the Luxembourg Shareholder Meeting, or reconvened on a date that is less than ten business days before the Termination Date, without the prior written consent of Parent.

Assuming the presence of a quorum, if the Luxembourg Shareholder Meeting is adjourned to another time and place, as shall be decided by holders of a majority of the voting power represented at the meeting in person or by proxy or written ballot and voting thereon, additional notice will be given regarding the date of the adjourned meeting in accordance with applicable law. At the adjourned meeting, the Company may transact any items of business that might have been transacted at the Luxembourg Shareholder Meeting.

Questions and Additional Information

If you have any questions concerning the Luxembourg Shareholder Meeting, the Merger, the Continuation, the Transactions, the Cayman Shareholder Meeting or any matter related to the accompanying shareholder circular, would like additional copies of the accompanying shareholder circular or need help voting your Company Shares, please contact our Proxy Solicitor:

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

PROPOSAL 1: THE CONTINUATION PROPOSAL

We are asking you to approve (a) the Continuation, subject to the satisfaction or waiver of the Continuation Conditions, and (b) effective as of the Continuation Effective Time, the following items:

a.	the change of name of the Company from “NeoGames, S.A.” to “Neo Group Ltd.”;

b.	the adoption of the Continuation Articles as the Company’s memorandum and articles of association in replacement of the Existing Articles; and

c.	the granting of powers to the authorized officers of the Company in order to execute any formalities in relation to the Continuation and to record the satisfaction of the Continuation Conditions.

For a summary of and detailed information regarding this Continuation Proposal (Proposal 1), see the information about the Continuation throughout this shareholder circular, including the information set forth in the sections of this shareholder circular entitled “The Continuation and The Merger” and “The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this shareholder circular as Annex A. You are urged to read the Business Combination Agreement and all other annexes to the shareholder circular carefully and in their entirety.

You may vote either “FOR” or “against” this Continuation Proposal (Proposal 1), or you may abstain by voting on the enclosed proxy card.

The Board unanimously recommends that you vote “FOR” this Continuation Proposal (Proposal 1).

PROPOSAL 2: THE BCA PROPOSAL

We are asking you to approve (a) the adoption of the Business Combination Agreement, dated May 15, 2023, by and among Parent, Merger Sub, and the Company, pursuant to which, following the Continuation and subject to receiving Cayman Shareholder Approval, Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the Surviving Company and will become a wholly owned indirect subsidiary of Parent and (b) the Transactions, including taking all actions and making all filings required for the Company to suspend trading of the Company Shares upon completion of the Continuation and to de-list the Company Shares permanently from Nasdaq upon completion of the Merger.

For a summary of and detailed information regarding this BCA Proposal (Proposal 2), see the information about the BCA Proposal, the Business Combination Agreement, the Statutory Plan of Merger and the Transactions contemplated thereby throughout this shareholder circular, including the information set forth in the sections of this shareholder circular entitled “The Continuation and The Merger” and “The Business Combination Agreement.” Copies of the Business Combination Agreement and Statutory Plan of Merger are attached to the shareholder circular as Annex A and Annex B, respectively. You are urged to read the Business Combination Agreement, the Statutory Plan of Merger and all other annexes to the shareholder circular carefully and in their entirety.

You may vote either “FOR” or “against” this BCA Proposal (Proposal 2), or you may abstain by voting on the enclosed proxy card.

The Board unanimously recommends that you vote “FOR” this BCA Proposal (Proposal 2).

PROPOSAL 3: THE STATUTORY PLAN OF MERGER PROPOSAL

We are asking you to approve the adoption of the Statutory Plan of Merger to be entered into by and between the Company and Merger Sub and filed with the Cayman Registrar following the Continuation and receiving Cayman Shareholder Approval.

A copy of the Statutory Plan of Merger is attached to this shareholder circular as Annex B. You are urged to read the Statutory Plan of Merger, the Business Combination Agreement and all other annexes to the shareholder circular carefully and in their entirety.

You may vote either “FOR” or “against” this Statutory Plan of Merger Proposal (Proposal 3), or you may abstain by voting on the enclosed proxy card.

The Board unanimously recommends that you vote “FOR” this Statutory Plan of Merger Proposal (Proposal 3).

PROPOSAL 4: THE WAIVER PROPOSAL

We are asking you to approve, subject to the completion of the Continuation, the waiver of any notice requirements under the Continuation Articles or applicable law to calling, holding and convening of the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) to approve the Merger and other Transactions, subject to the satisfaction or waiver of the Merger Conditions.

You may vote either “FOR” or “against” this Waiver Proposal (Proposal 4), or you may abstain by voting on the enclosed proxy card.

The Board unanimously recommends that you vote “FOR” this Waiver Proposal (Proposal 4).

THE CONTINUATION AND THE MERGER

This discussion of the Continuation and the Merger is qualified in its entirety by reference to the Business Combination Agreement, which is attached to this shareholder circular as Annex A and incorporated into this shareholder circular by reference. You should read the entire Business Combination Agreement carefully, as it is the legal document that governs the Continuation and the Merger, together with all other annexes to this shareholder circular.

Parties Involved in the Merger

Company

NeoGames S.A.
63-65, Rue De Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
+972-73-372-3107

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company is a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators, providing a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games and a range of value-add services. As a global technology and service provider to state lotteries and other lottery operators, the Company offers a full-service solution that includes all of the elements required for the offering of lottery games via personal computers, smartphones and handheld devices. The Company also offers an innovative sports betting platform, an advanced content aggregation solution and a complete set of business-to-business gaming technology and managed services.

The Company Shares are listed on Nasdaq, under the symbol “NGMS.”

The Company has retained Morrow Sodali, LLC, a proxy solicitation firm, to solicit proxies in connection with the Luxembourg Shareholder Meeting.

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

Parent

Aristocrat Leisure Limited
Building A, Pinnacle Office Park
85 Epping Road
North Ryde, NSW 2113, Australia
+61-2-9013-6000

Parent is a corporation organized under the laws of Australia. Parent is a leading global gaming, content and technology company and mobile games publisher. Parent offers a diverse range of products and services including electronic gaming machines, casino management systems and free-to-play mobile games across the globe.

Parent’s ordinary shares are listed on ASX under the symbol “ALL.”

Merger Sub

Anaxi Investments Limited
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman, KY1-1111, Cayman Islands
+61-2-9013-6000

Merger Sub is a Cayman Islands exempted company and a wholly owned, indirect subsidiary of Parent that was incorporated on May 11, 2023 solely for the purpose of engaging in the Transactions. Merger Sub has not engaged in any business activities other than in connection with the Transactions.

Effect of the Continuation and the Merger

Upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the Luxembourg Company Law and the Cayman Companies Act, if the Continuation and the Merger are completed, Merger Sub will merge with and into the Company, and the Company will continue as the Surviving Company and as a wholly owned indirect subsidiary of Parent. As a result of the Continuation and the Merger, the Company Shares will no longer be publicly traded and will be delisted from Nasdaq. In addition, the Company Shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC. If the Merger is completed, you will no longer own any Company Shares and you will only have the right to receive for each Company Share that you owned immediately prior to the Merger Effective Time, the Merger Consideration of $29.50 per share in cash, without interest and less any applicable withholding taxes.

The Merger Effective Time will occur upon the registration of the Statutory Plan of Merger by the Cayman Registrar or at such other time as may be specified in such Statutory Plan of Merger mutually agreed in writing between Merger Sub and the Company.

Effect on the Company if the Continuation or Merger are Not Completed

If the Business Combination Agreement is terminated prior to the Continuation or following a Re-Continuation and the Merger is not completed, shareholders will not receive any Merger Consideration for their Company Shares. Instead, the Company will remain a public company, the Company Shares will continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC. In addition, if the Merger is not completed, the Company expects that management will operate the business in a manner similar to that in which it is being operated today and that the shareholders will continue to be subject to the same risks and opportunities to which they are currently subject, including risks related to the highly competitive industry in which the Company operates and risks related to adverse economic or industry conditions.

The Company will be required to pay to Parent a termination fee of approximately $40.4 million if the Business Combination Agreement is terminated under certain circumstances specified therein and summarized in the section of this shareholder circular entitled “The Business Combination Agreement—Termination of the Business Combination Agreement—Company Termination Fee.”

Furthermore, if the Merger is not completed the price of the Company Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this shareholder circular.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities or the future value of your Company Shares. If the Merger is not completed, the Board will continue to evaluate and review the Company’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the Luxembourg Meeting Proposals are not approved by the shareholders of the Company or the Merger is not completed, there can be no assurance that any other transaction acceptable to the Board will be offered or that the Company’s business, prospects or results of operations will not be adversely impacted

The Re-Continuation

Unless otherwise agreed between Parent and the Company, if the Company has completed the Continuation but, together with the Merger Sub, has not filed the Statutory Plan of Merger with the Cayman Registrar within the Continuation Period due to the failure of certain closing conditions contained in the Business Combination Agreement to be satisfied or waived, then the Company shall effectuate the transfer of the Company’s statutory seat, registered office and seat of central administration from the Cayman Islands to Luxembourg in accordance with the Cayman Companies Act and Luxembourg Company Law and will take all actions necessary to (i) unwind the effects of the Continuation and transfer by way of continuation back to Luxembourg from the Cayman Islands as contemplated by the Business Combination Agreement and in accordance with the  Cayman Companies Act and the Luxembourg Company Law, including convening the Luxembourg Re-Continuation Meeting to obtain shareholder approval and (ii) to resume the trading of the Company Shares on Nasdaq.  For more information regarding the Re-Continuation, see the section of this shareholder circular entitled “The Business Combination Agreement—The Re-Continuation.” Following the completion of the Re-Continuation, the Company would remain a public company, the Company Shares would continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Company would continue to file periodic reports with the SEC. However, the Company would remain subject to the terms and conditions of the Business Combination Agreement unless terminated in accordance with its terms.

Merger Consideration

At the Merger Effective Time, each outstanding Company Share (other than Excluded Shares or Company Shares held by dissenting shareholders who have validly indicated by way of written objection their desire to dissent with respect to such Company Shares (pursuant to Section 238(2) of the Cayman Companies Act)) shall be deemed to have been cancelled in exchange for the right to receive the Merger Consideration, without interest and less any applicable withholding taxes. After the Merger is completed, you will have the right to receive the Merger Consideration, but you will no longer have any rights as a shareholder of the Company.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement, but it does not purport to catalogue every conversation and correspondence among representatives of the Company, Parent and their respective advisors. The Board, together with the Company’s management, regularly reviews and assesses strategic opportunities to maximize value for the shareholders of the Company. Other than as described below, there have been no material contacts between the Company and Parent in the past two years.

During 2021, Mr. Tsachi Maimon, then Chief Executive Officer of Aspire Global plc (“Aspire Global”), which was acquired by the Company in 2022 (as further detailed below), and currently the President of the Company, conducted several meetings and had several correspondences with representatives of Parent, the Chief Executive Officer of Anaxi and Chief Transformation Officer of Parent and the Chief Strategy Officer of Parent, regarding the potential offering by Parent of certain Aspire Global products and services to Parent’s customers in North America (the “Aspire Collaboration”).

On January 17, 2022, the Company announced that it had launched a recommended public offer to the shareholders of Aspire Global to purchase their shares (the “Aspire Tender Offer”) and on April 26, 2022, the Company distributed to shareholders and filed with the Swedish regulators and the SEC a prospectus with respect to the Aspire Tender Offer.

On April 28, 2022, Aspire Global entered into a Confidentiality Agreement with Aristocrat Technologies Inc., a subsidiary of Parent, in connection with discussions between Parent and Aspire Global regarding the Aspire Collaboration.

On May 4, 2022, senior executives of Aspire Global, including Mr. Maimon and Mr. Moti Malul, Chief Executive Officer of the Company, met in Madrid with senior executives of Parent to further discuss the Aspire Collaboration, focusing on the technology and product offerings of Aspire Global.

On June 30, 2022, the Aspire Tender Offer was completed, and the Company obtained control of Aspire Global. Final squeeze-out proceedings occurred in September 2022, and as a result the Company acquired all of the shares of Aspire Global and Aspire Global became a wholly owned subsidiary of the Company.

On July 11, 2022, Mr. Barak Matalon, a member of the Board and a Significant Shareholder of the Company, met in Tel Aviv with a representative of UBS, financial advisor to Parent. In the meeting, the representative of UBS inquired if Mr. Matalon would consider supporting a sale of the Company. Mr. Matalon responded that any offer related to a sale of the Company should be directed to the Board and that although the Board was focused on the Company’s long-term strategic plans and was not looking to sell the Company or initiate a marketing process, he believed that the Board would consider any credible formal offer if it were to receive one.

On October 12, 2022, while participating in the Global Gaming Expo trade show in Las Vegas, Mr. John E. Taylor Jr., Chair of the Board, Mr. Malul and Mr. Maimon attended a dinner with Mr. Trevor Croker, Chief Executive Officer of Parent and certain senior executives of Parent. The meeting did not have a specific agenda and there were no discussions regarding a potential sale of the Company to Parent.

On November 4, 2022, Mr. Croker had dinner in New York with Mr. Matalon and indicated his interest in exploring the potential acquisition of the Company by Parent. No specific offer price or terms were discussed at the dinner. Mr. Matalon responded to Mr. Croker that any offer or indication of interest should be addressed to the Board and that Mr. Matalon would inform Mr. Taylor of Parent’s interest in exploring the acquisition of the Company. Following the meeting, Mr. Matalon informed Mr. Taylor regarding Mr. Croker’s inquiry; Mr. Taylor, in turn, informed the other members of the Board.

On November 15, 2022, Mr. Croker called Mr. Taylor to inform him of his intention to send Mr. Taylor a non-binding indication of interest and to discuss its proposed terms. Following the call, Mr. Croker sent the letter to Mr. Taylor and noted that Parent’s proposal was based on publicly available information and, subject to due diligence and negotiations, contemplated the acquisition of the Company at a price per share of $23.00 to $24.00 in cash (the “Initial Proposal”).  The closing price of the Company Shares on Nasdaq on that day was $17.82 per share.

On November 16, 2022, the Board held a virtual meeting, together with certain representatives of the Company’s management and Herzog, Fox & Ne’eman (“Herzog”), the Company’s external legal counsel. Mr. Taylor updated the Board on the receipt of the Initial Proposal and his conversation with Mr. Croker. In line with advice received from Herzog, Mr. Taylor then suggested that the Board form a transaction committee to evaluate the proposed transaction and to oversee any further discussions and negotiations with Parent regarding such transaction and its terms, with any final transaction proposal to be presented to and approved by the Board. The Board resolved to form a transaction committee (the “Committee”) that included Mr. Taylor, Mr. Laurent Teitgen and Ms. Lisbeth McNabb, all independent directors. Mr. Matalon and Mr. Rony Aran, a member of the Board and a Significant Shareholder, left the meeting and the Committee continued to hold a virtual meeting together with certain representatives of the Company’s senior management and Herzog. The Committee then considered a number of potential financial advisors and concluded to engage Stifel as financial advisor for the Company and the Committee because, among other things, the Committee considered Stifel to be a reputable investment banking firm with substantial experience advising companies in the gaming sector and in providing strategic advisory services in general, and because of Stifel’s familiarity with the Company and its business. After discussing the terms of the Initial Proposal, including a determination from Mr. Matalon (relayed in a conversation between Mr. Matalon and Mr. Taylor that took place prior to the Board meeting) that he will not support a sale of the Company at the price proposed by Parent, the Committee concluded that the offer substantially undervalued the Company and that the Committee would reject the offer communicated in the Initial Proposal.

On November 16, 2022, Mr. Taylor sent a letter to Mr. Croker rejecting the offer outlined in the Initial Proposal, noting that the Board concluded that the offer significantly undervalued the Company.

On November 22, 2022, the Committee and certain representatives of the Company’s management, Herzog and Stifel, met virtually to conduct further discussions regarding a potential sale of the Company. Mr. Taylor noted to the Committee that based on discussions between representatives of UBS and Stifel, Parent remained interested in exploring the potential acquisition of the Company despite its rejection of the Initial Proposal. Representatives of Stifel presented an analysis of the Initial Proposal, background information regarding Parent and a preliminary valuation framework for the Company based on estimated financial projections prepared by management of the Company, including a discussion of certain financial metrics of comparable companies, an analysis of precedent transactions, a discounted cash flow analysis, information regarding precedent transaction premiums and research analyst price targets for the Company Shares. The Committee also discussed, with the assistance of representatives of Herzog, certain procedures related to the work of the Committee and its advisors and authorized Stifel to conduct further discussions with UBS regarding the potential sale of the Company to Parent.

On November 23, 2022, representatives of Stifel and UBS held additional discussions regarding the potential acquisition of the Company by Parent, including regarding precedent transactions, premiums paid and comparable companies. The discussions did not include any specific references to the price that may be paid by Parent in an acquisition.

On December 7, 2022, Mr. Croker called Mr. Taylor to inform him of his intention to send the Board a revised indication of interest and to discuss the details of the proposal. Following the call, Mr. Croker sent a non-binding indication of interest to the Board, with a revised offer of $26.50 to $27.50 per share in cash (the “Revised Proposal”), subject to due diligence and negotiations. Representatives of UBS contacted representatives of Stifel to confirm receipt of the letter and to discuss certain terms and conditions that were included in the Revised Proposal.  The closing price of the Company Shares on Nasdaq on that day was $13.83 per share.

On December 8, 2022, the Committee met virtually with representatives of management, Stifel and Herzog to discuss the Revised Proposal and a proposed response. Representatives of Stifel presented a summary of discussions held to date with Parent and its advisors, an analysis of the Revised Proposal and an updated version of the preliminary valuation framework previously presented to the Committee on November 22, 2022. The Committee discussed with representatives of management and Stifel the potential range of prices at which the Committee would support a sale of the Company. Mr. Taylor raised the possibility of inviting Parent’s senior management to a meeting with the Company’s senior management that would assist Parent in improving its offer. Following a discussion, the Committee instructed management and Stifel to prepare a response letter rejecting the Revised Proposal, but inviting Parent to conduct limited due diligence in which the Company would provide to Parent certain non-public information, which the Committee believed would support the Committee’s view that the offer provided in the Revised Proposal undervalued the Company and would assist Parent in improving its offer.

On December 12, 2022, the Committee held a virtual meeting with representatives of management, Stifel and Herzog to review and discuss the draft response letter, which was approved by the Committee following further discussions related to the Company’s valuation presented by representatives of Stifel. Certain business developments and their potential effect on the Company’s valuation were presented by representatives of management and discussed by the Committee. On the same day, Mr. Taylor called Mr. Croker and informed him of his intention to send Mr. Croker a response letter reflecting the Committee’s decision to reject the Revised Proposal and to propose to hold a limited due diligence session.

On December 13 2022, Mr. Taylor sent a letter to Mr. Croker on behalf of the Committee rejecting the Revised Proposal. In his letter, Mr. Taylor offered to provide Parent with the option to conduct a limited due diligence session with the Company and to receive access to certain non-public materials that could assist Parent in improving its offer. Over the ensuing three weeks the Company, Parent and representatives of Stifel and UBS continued discussions regarding the possibility of conducting such a session.

On January 5, 2023, the Committee met with representatives of senior management, Stifel and Herzog, to discuss recent communications with Parent and representatives of UBS, with respect to the proposed limited due diligence process. Mr. Taylor provided an overview of the discussions that were held with Parent and its representatives. The Committee discussed potential timelines and procedural considerations in connection with the proposed sale of the Company to Parent. Representatives of Stifel then presented an updated version of the preliminary valuation framework previously discussed in prior meetings with the Committee. Following a discussion, the Committee requested that Stifel continue discussions with UBS to try to facilitate the proposed limited diligence session. Over the ensuing three weeks, representatives of Stifel and UBS held various discussions regarding the possibility of Parent conducting a limited diligence session in order to assist Parent in improving its proposal, which concluded with Parent indicating its willingness to conduct the proposed session.

On January 18, 2023, Mr. Croker and Mr. Taylor held a discussion over the phone regarding Parent’s potential participation in the limited due diligence session proposed by the Company, in which Mr. Taylor confirmed to Mr. Croker, in response to a question from Mr. Croker, that the Company would not require Parent to increase its offer price in order to conduct the proposed session. On January 19, 2023, Mr. Croker informed Mr. Taylor in a phone call of Parent’s interest in conducting the proposed session and both Mr. Croker and Mr. Taylor agreed that the parties would enter into a non-disclosure agreement in order to facilitate the session.

On January 25, 2023, the Company and Aristocrat Technologies, Inc. entered into a Confidentiality Agreement in connection with the potential acquisition of the Company by Parent to allow Parent to gain access to certain limited non-public information of the Company.

On February 2, 2023 and February 3, 2023, senior executives of Parent and representatives of UBS and Stifel met in Israel with Mr. Malul, Mr. Maimon and other senior executives of the Company, to discuss certain non-public aspects of the Company’s business, including its business plan with respect to iLottery activities and the integration and further growth of the Aspire Core, Pariplay and BtoBet business lines. In these meetings, the Company presented Parent with certain management projections (for more information on the Company’s management projections, see the section of this shareholder circular entitled “—Company Management Projections”). Mr. Matalon attended the discussions on the evening of February 2 and morning of February 3.

On February 6, 2023, the Company entered into an engagement letter with Stifel.

On February 18, 2023, Mr. Croker and Mr. Taylor had a phone call to discuss Mr. Croker’s intention to send the Board a revised offer and the details of the offer. Following the call. Mr. Croker sent a non-binding letter to the Board with a revised offer price of $29.00 - $29.50 per share in cash (the “Final Proposal”), subject to further due diligence and negotiations. On February 17, 2023, the last trading day prior to receipt of the Final Proposal, the closing price of Company Shares on Nasdaq was $14.88 per share. Mr. Croker indicated in the Final Proposal that the offer included in the letter was the final one to be proposed by Parent. Parent included a number of conditions to its Final Proposal, including an exclusivity period of up to eight weeks, a support agreement signed by shareholders of the Company holding no less than 60% of the Company Shares, a “force the vote” structure that would allow Parent to bring the proposed sale of the Company to the vote of the Company’s shareholders even if an acquisition by Parent was no longer supported by the Board and a transaction structure that would allow Parent to acquire all of the Company Shares.

On February 22, 2023, the Committee held a meeting with representatives of management, Stifel, Latham & Watkins LLP, external legal counsel to the Company (“Latham”) and Herzog, to discuss the Final Proposal and for Stifel to present to the Committee an updated preliminary valuation analysis. Mr. Taylor updated the Committee that Mr. Matalon had indicated to him that Mr. Matalon and the other significant shareholders requested to enter into the Support Agreement by Parent would be willing to enter into such support agreement based on the high end of the price range offered by Parent in the Final Proposal. The Committee then discussed, with the assistance of representatives of Stifel, the range of prices per share. Representatives of Stifel presented an analysis of the Final Proposal and an updated preliminary valuation framework for the Company. The Committee concluded that it would be willing to support a price of $29.50 per share. The committee also discussed the implications of a “force the vote” structure, combined with the Support Agreement, which could prevent the Company from accepting a potential superior proposal. As part of the discussion, Mr. Taylor and representatives of Stifel advised the Committee that based on their conversations with Parent’s management and advisors, the combination of a “force the vote” and Support Agreement were non-negotiable conditions and that Parent would not proceed with exploring a potential acquisition without such protections nor would it agree to a “go shop” or other form of market check process by the Company. Representatives of Stifel and members of the Committee also discussed the low likelihood of a superior proposal given the attractive proposed offer price per share. Finally, representatives of Latham and Herzog discussed with the Committee, based on advice provided by Allen & Overy, the Company’s external Luxembourg legal counsel (“A&O”), the Board’s fiduciary duties under Luxembourg law. The Committee also considered Parent’s request for up to eight weeks of exclusivity and following a discussion with representatives of Stifel, Herzog and Latham, instructed the Company to propose a six-week exclusivity period to Parent, in order to allow sufficient time for Parent to complete a confirmatory diligence process and for the parties to finalize transaction documentation.

On February 22, 2023, Mr. Taylor called Mr. Croker to inform him of Mr. Taylor’s intention to send Mr. Croker a response letter and to explain certain of the terms that were expected to be included in the letter.

On February 23, 2023, Mr. Taylor sent a letter to Mr. Croker on behalf of the Committee indicating that the Committee would be willing to support an offer of $29.50 per share in cash and a six-week exclusivity arrangement. During the following weeks Parent, the Company and their respective advisors engaged in multiple discussions regarding a potential exclusivity agreement with Parent.

On March 5, 2023, the Board held a virtual meeting to discuss various matters regarding the Company. In the meeting, Mr. Taylor provided an update to the members of the Board on the status of the negotiations between the Company and Parent with respect to the sale of the Company and highlighted a number of key issues that were being discussed between the parties, including the transaction structure and due diligence process. In addition, Mr. Taylor informed the members of the Board of the discussions between the Company and Parent regarding an exclusivity period of six to eight weeks and, following a discussion, the members of the Board indicated they were supportive of the potential exclusivity arrangement. Accordingly, the Board authorized the Company to enter into an exclusivity arrangement with Parent on the terms that Mr. Taylor had presented.

On March 8, 2023, the Company engaged BDO to provide certain tax advice in connection with the proposed transaction.

On March 9, 2023, the Company and Aristocrat Technologies, Inc. entered into an exclusivity agreement related to the proposed Transaction, with a seven-week exclusivity period with an automatic extension of fifteen days that could be terminated by either party (the “Exclusivity Agreement”).

On March 19, 2023, the Company provided access to Parent and its advisors, including Freshfields Bruckhaus Deringer, Parent’s U.S. external legal counsel (“Freshfields”), H-F & Co, Parent’s Israeli external legal counsel, Arendt & Medernach SA, Parent’s external Luxembourg legal counsel, Conyers Dill & Pearman LLP, Parent’s external Cayman legal counsel (“Conyers”) and Duane Morris LLP and Mishcon de Reya LLP, Parent’s external regulatory legal counsels in connection with the transaction, to an online data room containing due diligence materials regarding the Company. Thereafter, and through May 14, 2023, senior executives and representatives of Parent, and its advisors conducted due diligence sessions with the Company’s management and its advisors and held discussions related to the transaction structure and required regulatory approvals. In addition, representatives of Latham, Herzog and Freshfields held ongoing discussions regarding potential structures for the transaction.

On March 23, 2023 and March 24, 2023, as part of a business visit to Australia, Mr. Malul visited Parent’s office in Sydney, participated in a number of diligence sessions with other members of the Company’s management and advisors participating virtually, and met with members of Parent’s senior management.

On March 29, 2023, the Company engaged Walkers (Europe) as its outside Cayman legal advisor.

On April 14, 2023, Ms. McNabb informed the Board of her resignation from the Board effective as of April 21, 2023. Ms. McNabb's resignation was not a result of any disagreement with the Company’s policies or practices. Following Ms. McNabb’s resignation, Mr. Taylor and Mr. Teitgen remained the sole members of the Committee.

On April 14, 2023 and April 15, 2023, Mr. Malul, Mr. Maimon and an additional member of the Company’s senior management held meetings in London with Mr. Croker, Mr. Neil Chatfield, Chairman of the board of Parent and other members of Parent’s management. The purpose of the meetings was for Parent’s management to become more familiar with the Company’s management and business and no discussions were held related to price or other terms of the Business Combination Agreement or the Transactions.

During the ensuing weeks, representatives of Freshfields and Latham, on behalf of Parent and the Company, respectively, exchanged drafts and negotiated the terms and conditions of the Business Combination Agreement, Support Agreement and related documentation.  Latham consulted with the Committee and members of the Company’s senior management on a regular basis in connection with the negotiations. These negotiations continued through May 14, 2023. During this process, the material open points for negotiation in the Business Combination Agreement included, among other things: the transaction structure; termination rights and the circumstances under which a termination fee would be payable by the Company to Parent; obligations and risk allocation with respect to regulatory approvals; treatment of equity awards of Company employees; the conditions to the closing of the Merger and the Continuation and the restrictions imposed on the Company by the interim operating covenants.

On April 26, 2023 and April 28, 2023, Mr. Taylor and Mr. Croker discussed over the phone a high-level approach to management retention incentives followed by additional communications on the same topic.

On May 1, 2023, the Committee held a meeting together with representatives of management and representatives of Herzog. The Committee discussed, among other matters, proposed transaction structures, the progress made with respect to the Business Combination Agreement and the transaction timeline.

On the same day, Parent initiated, after receiving the Board’s permission, discussions between Parent and Mr. Malul regarding potential future employment of Mr. Malul by Parent or its Affiliates following the consummation of the Merger. On May 3, 2023, Parent initiated, after receiving the Board’s permission, discussions between Parent and thirteen other employees of the Company regarding potential future employment of such employees of the Company by Parent or its Affiliates following the consummation of the Merger. The discussions between Parent and Mr. Malul and such other employees resulted in the entry of Parent, Mr. Malul and certain of such employees into non-binding letters with Parent and its affiliates indicating Parent’s intention to provide each such employee with long-form employment agreements prior to the completion of the Merger for continued employment with Parent or the Surviving Company (the “Commitment Letters”)  as further described in the section of this shareholder circular entitled “—Interests of the Company’s Directors and Executive Officers in the Merger—Arrangements with Parent”. The Commitment Letters provide for: (i) base salary at least equal to base salary as of May 13, 2023 (with any potential increases to be discussed closer to completion of the Merger), (ii) recommendation to receive equity awards in Parent and (iii) participation in Parent’s employee benefit plans and programs, with terms substantially similar to those provided to the recipients of the Commitment Letters by the Company as of May 13, 2023.

Between May 3, 2023 and May 5, 2023, representatives of UBS and Stifel discussed the results of Parent’s due diligence process and whether any adjustments to the offer price were appropriate. On May 5, 2023, Mr. Croker confirmed to Mr. Taylor on a phone call Parent’s final offer of $29.50 per share in cash.

On May 9, 2023, the Board held a virtual meeting to discuss various matters of the Company. In the meeting, Mr. Taylor and Mr. Malul provided an update to the members of the Board on the status of the negotiations between the Company and Parent with respect to the sale of the Company, including with respect to the status of the Business Combination Agreement and the status of Parent’s diligence review process. On the same day, senior executives of Parent, other legal principals of the Company and Parent and representatives of Stifel, Latham, Herzog, UBS and Freshfields participated in a call to discuss and resolve open issues in the Business Combination Agreement, which included the timing of bring-down of certain closing conditions, the Company’s liability in the case of a terminated transaction and certain structural and procedural aspects of the Re-Continuation.

On May 9, 2023, the Company and Aristocrat Technologies, Inc. entered into an agreement to extend the exclusivity period provided in the Exclusivity Agreement to May 15, 2023 at 11:59 p.m. Eastern Time, to allow the Company and Parent to conclude the discussions and to complete preparation of final documentation required for entering into the Business Combination Agreement.

On May 10, 2023, the Company issued its earnings release for the three months ended March 31, 2023. The closing price of the Company Shares on Nasdaq on that day was $13.20 per share.

On May 11, 2023, the Committee conducted a call with representatives of Stifel, in which such representatives of Stifel discussed with the Committee Stifel’s preliminary fairness analysis.

On May 14, 2023, the Committee held a meeting with representatives of the Company’s management, Stifel, Latham and Herzog, in which representatives of Latham reviewed the main terms of the Business Combination Agreement and representatives of Herzog reviewed certain regulatory terms of the Business Combination Agreement. Representatives of Stifel then presented an overview of Stifel’s final Fairness Opinion. The Committee members discussed certain aspects of the proposed transaction including the Continuation, the required shareholder votes, termination and termination fee provisions, transaction protections and “fiduciary out” provisions. In addition, representatives of Herzog presented to the Committee certain terms of the Support Agreement. Finally, representatives of Latham reviewed the proposed board resolutions and the Board’s fiduciary duties in approving the proposed sale of the Company under Luxembourg law, based on advice provided by A&O. The Committee then concluded to recommend to the Board that is approve the Business Combination Agreement and the Transaction and other resolutions proposed to be adopted by the Board.

Immediately following the Committee meeting, on May 14, 2023, the Board held a meeting, together with certain representatives of the Company’s senior management, Stifel, BDO, Latham and Herzog. Representatives of the Company’s senior management provided an update to the Board on their discussions with representatives of Parent regarding the transaction. Representatives of Latham and Herzog provided an overview to the Board members of the Business Combination Agreement and Support Agreement and of their fiduciary duties under Luxembourg law, based on advice provided by A&O, in the context of a potential sale transaction and an overview of the proposed board resolutions for approving the Business Combination Agreement, the Merger and the Transactions. Representatives of Stifel reviewed with the Board Stifel’s valuation analyses of the Company, and rendered Stifel’s oral opinion, which was subsequently confirmed by delivery of its written opinion, dated May 14, 2023, to the Board that, as of such date, and based upon and subject to the factors and assumptions set forth in their respective opinions, the merger consideration to be paid to the holders of the Company Shares in the proposed Merger was fair, from a financial point of view, to such holders. For a detailed discussion of Stifel’s opinion, please see below under the section of this shareholder circular entitled “—Fairness Opinion of Stifel.” After further discussions with its financial and legal advisors and members of Company’s senior management, including discussing the advantages and risks of the proposed transaction (which are more fully described below under the sections of this shareholder circular entitled “—Reasons for the Merger and Recommendation of the Board and —Possible Uncertainties, Risks and Negative Factors Associated with Merger”), including the “force the vote” and Support Agreement structure that could prevent the Company from accepting a superior proposal (recognizing such a structure was a non-negotiable condition required by Parent) and the attractive offer price, the Board unanimously adopted resolutions approving the Merger, the execution of the Business Combination Agreement and the consummation of the Transactions and recommending that Company shareholders approve the Merger, the Business Combination Agreement and the consummation of the Transactions.

Following the Board meeting on May 14, 2023, the Company and Parent and their respective advisors proceeded to finalize the Business Combination Agreement.

On May 15, 2023, each of the Company, Parent and Merger Sub executed and delivered the Business Combination Agreement and each of the Company and Parent issued a press release announcing the execution of the Business Combination Agreement.

Reasons for the Merger and Recommendation of the Board

At its meeting on May 14, 2023 held to evaluate the proposed Transactions, the Board unanimously (i) determined that the Company’s entry into the Business Combination Agreement and consummation of the Transactions, including the Continuation and the Merger, are fair to, and in the best interests of, the Company and its shareholders; and (ii) authorized, declared advisable and approved in all respects, the Business Combination Agreement, the delivery and performance of the Business Combination Agreement and the consummation of the Transactions, upon the terms and subject to the conditions set forth in the Business Combination Agreement. The Board unanimously recommends that the Company’s shareholders vote:

1. “FOR” the Continuation Proposal;

2. “FOR” the BCA Proposal;

3. “FOR” the Statutory Plan of Merger Proposal; and

4. “FOR” the Waiver Proposal.

In evaluating the Business Combination Agreement and the Transactions, including the Continuation, the Merger and the Re-Continuation (if applicable), the Board consulted with the Company’s senior management, the Company’s financial advisor, Stifel, and the Company’s outside legal counsel, Latham & Watkins LLP and Herzog Fox & Ne’eman, and, in the course of reaching its determination to approve the terms of the Business Combination Agreement and the Transactions and to recommend, upon the terms and subject to the conditions set forth in the Business Combination Agreement, that the Company’s shareholders vote in favor of the approval of the Business Combination Agreement and the Transactions, the Board carefully considered a wide and complex range of factors, including the following non-exhaustive list of material factors and benefits of the Transactions, each of which the Board believed supported its determination and recommendation:

•
Attractive Value.  The belief of the Board that the Merger Consideration of $29.50 in cash per share represents a full and fair value for the Company Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition and results of operations and the Company’s business strategy, financial requirements, assets and business prospects.

•
Negotiations with Parent.  The Board considered the course of negotiations between the Company and Parent, which resulted in an increase in the price that Parent was willing to pay to acquire the Company of $5.50 per share (from the $23.0 - $24.0 price range per share, initially offered by Parent to $29.50 per share) and the Board’s belief that, based on those negotiations, the Merger Consideration of $29.50 in cash per share represented the highest price per share that Parent was willing to pay and that the Business Combination Agreement contained the most favorable terms to the Company in the aggregate to which Parent was then willing to agree.

•
Premium to Current and Historical Trading Prices.  The Board considered the fact that the Merger Consideration to be paid by Parent would provide the Company’s shareholders with the opportunity to receive an attractive premium over the market price of the Company Shares. The Board reviewed the current and historical market prices and trading information with respect to the Company Shares, including the fact that the Merger Consideration of $29.50 in cash per share represents a meaningful premium to those historical prices, including:

•	a premium of approximately 130% over $12.84 per share, the closing sale price on Nasdaq as of May 12, 2023, the last full trading day prior to the meeting of the Board;

•	a premium of approximately 121% over $13.33 per share, the volume-weighted average sale price on Nasdaq (the “VWAP”) during the 30-day trading period ended May 12, 2023;

•	a premium of approximately 104% over $14.45 per share, the VWAP during the 90-day trading period ended May 12, 2023; and

•	a premium of approximately 61% over $18.35 per share, the 52-week high closing sale price on Nasdaq as of May 12, 2023.

•
Cash Merger Consideration; Certainty of Value.  The Board considered the fact that the Merger Consideration consists entirely of cash, which provides liquidity and certainty of value to the shareholders of the Company. The Board weighed the certainty of realizing a compelling value for the Company Shares by virtue of the Merger against the uncertain prospect that the trading value for the Company Shares would approach the Merger Consideration in the foreseeable future. Based upon its knowledge of, and familiarity with, the Company’s historical and current business, operations, prospects, business strategy, competitive position and the online lottery and gaming industry generally, the Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business, taking into account the risks of remaining independent and pursuing the Company’s current business and financial plans, including the risks and uncertainties associated with our business described in this shareholder circular and the other risks and uncertainties discussed in the Company’s public filings filed with or furnished to the SEC.

•
Stifel Opinion.  The Board considered the financial analyses reviewed and discussed with the Board by representatives of Stifel, the Company’s financial advisor, as well as the oral opinion, which was subsequently confirmed by delivery of its written opinion, to the Board on May 14, 2023, that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the Merger Consideration to be paid to the holders of the Company Shares (excluding Excluded Shares and Dissenting Shares (as defined in the Business Combination Agreement)) in the proposed Merger was fair, from a financial point of view, to such holders, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “—Fairness Opinion of Stifel.”

•
Potential Strategic Alternatives.  The Board considered possible alternatives to the acquisition by Parent reasonably available to the Company, including continuing to operate as a stand-alone company, and the potential benefits and risks to the Company’s shareholders of these alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create greater value for the Company’s shareholders within a reasonable period of time, taking into account the Company’s risks of execution as well as market, industry, business and competitive risks.

•
Risks Relating to Remaining a Stand-Alone Company.  The Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short and long-term, as well as the general risks of market conditions that could reduce the price of the Company Shares. Among the potential risks and uncertainties identified by the Board were:

•	we have concentrated customer base, and our failure to retain certain existing contracts with our customers could have a significant adverse effect on our business;

•	our inability to successfully integrate Aspire Global plc, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business;

•	a reduction in discretionary consumer spending could have a material adverse impact on our business;

•	the growth of our business largely depends on our continued ability to procure new contracts;

•	we incur significant costs related to the procurement of new iLottery and iGaming contracts, which we may be unable to recover in a timely manner, or at all; and

•	intense competition exists in the iLottery and iGaming industries, and we expect competition to continue to intensify.

•
Other Potential Acquirers.  The Board considered, in consultation with management and its financial and legal advisors, the potential risks and benefits of negotiating on an exclusive basis with Parent or commencing a process in which certain other third parties (potential strategic and financial acquirers) that could be potentially interested in pursuing a business combination with the Company (in addition to Parent) would be invited to submit indications of interest. The Board determined, in consultation with management and its financial and legal advisors, to proceed on an exclusive basis with Parent for the following primary reasons:

•
no third party was perceived to have the financial ability or willingness (including, in view of the potential synergies) to pay a purchase price for the Company in excess of Parent’s offer or to consummate a transaction on financial terms more favorable to the Company’s shareholders than Parent’s offer and that, as of the date of the Business Combination Agreement, the Company had not received any written proposals or indications of interest from any other potentially interested parties;

•
the solicitation of other third party interests would raise confidentiality concerns and potentially heighten the risk that the process would become known to the broader market, including customers, suppliers and/or employees; and

•
the commencement of a broader process may deter Parent and cause it to withdraw its offer, and the potential synergies with the Company and Parent’s financial ability, would likely result in a higher price per share premium than those that may be offered by potential acquirers.

•
Terms of the Business Combination Agreement.  The Board considered all of the terms and conditions of the Business Combination Agreement, including the structure of the transaction, the all-cash form of the Merger Consideration, the Company’s right to specific performance to cause Parent to consummate the Merger, and other remedies available under the Business Combination Agreement, subject to certain conditions, and the customary nature of the representations, warranties, and the covenants and agreements of the parties. The Board further considered the course and nature of negotiations with Parent, which were conducted at arm’s length and during which the Board was advised by independent legal and financial advisors. These negotiations ultimately resulted in terms that (1) provide for an attractive premium over the then current trading price of the Company Shares; and (2) provide robust provisions designed to ensure, absent certain circumstances that would cause a closing condition not to be satisfied or allow termination of the Business Combination Agreement, that the transaction is completed.

•
Regulatory Approvals.  The Board considered the relative likelihood of antitrust, gaming or other regulatory impediments to closing and the provisions of the Business Combination Agreement related to regulatory approvals, including the obligation of Parent and the Company to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Merger and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, approvals, consents, clearances, registrations, permits and authorizations from any governmental authority or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement, including by supplying any information that may be required or reasonably requested by the applicable governmental authorities and agreeing to take all lawful actions necessary to obtain all approvals and clearances of the Merger or the transactions contemplated by the Business Combination Agreement (provided that Parent and its subsidiaries will not be required to take any actions that would, or would reasonably be expected to, individually or in the aggregate, have a material adverse impact on Parent, the Company, and their respective Subsidiaries (as defined in the Business Combination Agreement), taken as a whole).

•
Likelihood of Completion.  The likelihood that the Merger will be completed, based on, among other things the absence of a financing condition or related contingencies with respect to the Merger Consideration, the relative likelihood of obtaining required regulatory approvals, the remedies available under the Business Combination Agreement to the Company in the event of various breaches by Parent, and Parent’s reputation in the gaming industry and its financial capacity to complete an acquisition of this size which the Board believed supported the conclusion that a transaction with Parent could be completed on a reasonable timetable for such a transaction and in an orderly manner.

•
Shareholder Approval.  The Board considered that the Merger would be subject to the approval of the shareholders of the Company both prior to the Continuation and following the Continuation and that shareholders would be free to vote against the approval of the Business Combination Agreement and reject the Merger. However, the Board also considered that shareholders who hold Company Shares representing approximately 61% of the Company’s outstanding shares, executed the Support Agreement with Parent pursuant to which such shareholders irrevocably agreed to vote in favor of the Merger.

Possible Uncertainties, Risks and Negative Factors Associated with Merger

The Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Continuation and the Merger and the other transactions contemplated by the Business Combination Agreement, including the following:

•
No Shareholder Participation in Future Earnings or Growth.  The Board considered the fact that if the Merger is consummated, holders of the Company Shares will receive the Merger Consideration in cash, the Company will no longer exist as an independent company, and accordingly, the shareholders of the Company will no longer participate in any future earnings or growth the Company may experience or any potential future appreciation in the value of the Company Shares, and will not participate in any potential future sale of the Company’s business to a third party.

•
Inability to Solicit Other Takeover Proposals and Force the Vote.  The Business Combination Agreement includes a covenant prohibiting the Company from directly or indirectly soliciting, seeking, initiating, encouraging, facilitating or taking actions that would lead to other potential acquisition proposals. Moreover, under the Business Combination Agreement, even if the Company received an unsolicited Superior Proposal, at the election of Parent, the Company would be required to either (i) submit the Transactions to the vote of its shareholders, which, given the Support Agreement, would result in an approval by the shareholders or (ii) pay a termination fee to Parent of approximately $40.4 million. The Board also considered the termination fee of approximately $40.4 million to be paid by the Company to Parent under certain circumstances, the potential that such termination fee and the Support Agreement may deter other potential acquirers from making a competing offer for the Company, the impact of the termination fee on the Company’s ability to engage in certain transactions for 12 months from the date the Business Combination Agreement is terminated under certain circumstances, and the fact that the right afforded to Parent under the Business Combination Agreement to force a shareholder vote to approve the Business Combination Agreement together with the Support Agreement that provides Parent with substantial voting power at the meeting, may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company. The Board recognized that the provisions in the Business Combination Agreement relating to these restrictions on takeover proposals, the payment of these fees and the ability to force a shareholder meeting were insisted upon by Parent as a condition to entering into the Business Combination Agreement.

•
Effect of Public Announcement.  The effect of the public announcement of the Business Combination Agreement, including effects on the Company’s operations, the Company’s relationships with customers and suppliers, the trading price of the Company Shares, and the Company’s ability to attract and retain management and other key employees, including sales, operations, research and development, procurement, finance and other support function personnel, during the pendency of the transactions contemplated by the Business Combination Agreement, as well as the potential of litigation in connection with the Merger and other potential adverse effects on the financial results of the Company as a result of any related disruption in the Company’s business during the pendency of the transactions contemplated by the Business Combination Agreement, which is anticipated to be approximately 12 months following the execution of the Business Combination Agreement.

•
Timing and Regulatory Risks.  The Board considered the amount of time it could take to complete the Merger, which is anticipated to be approximately 12 months following the execution of the Business Combination Agreement, including the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of the Company or Parent, and including the risk that Parent might not receive the necessary regulatory approvals or clearances to complete the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Merger Conditions not to be satisfied.

•
Opportunity Costs and Interim Operating Covenants.  The Board considered restrictions on the conduct of the Company’s business during the interim period between signing and closing, which is anticipated to be approximately 12 months following the execution of the Business Combination Agreement, due to the pre-closing covenants in the Business Combination Agreement whereby the Company agreed that it will conduct its business, in all material respects, in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent (in each case subject to specified exceptions), which may have an adverse effect on the Company, including a potential loss of customers or business, or reduction in business with current customers, and the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Risk Associated with Failure to Consummate the Merger.  While the Board expects that the Merger will be consummated, there can be no assurance that all of the conditions to the consummation of the Merger will be satisfied, that the Merger will receive required regulatory approvals, that the Merger will be consummated in a timely manner or at all, even if the shareholders of the Company approve the Cayman Merger Proposal. The Board considered potential negative effects if the Merger is not consummated, including:

•
the Company’s senior management and other employees will have expended extensive time and effort to negotiate, implement and consummate the Merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the Merger;

•	the Company will have incurred significant transaction and opportunity costs during the pendency of the transactions, without compensation;

•	the Company’s continuing business relationships with customers, suppliers, and other business partners and employees, including key personnel, may be adversely affected;

•	the trading price of the Company Shares could be adversely affected;

•	the market’s perceptions of the Company and the Company’s prospects could be adversely affected; and

•	the Company’s business may be subject to significant disruption and decline.

•
Transaction Costs.  The Board considered the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated, including resulting from seeking governmental consents and regulatory approvals necessary for completion of the Merger.

•
Interests of Directors and Executive Officers. The Board considered the interests that the Company’s directors and executive officers may have in the transactions contemplated by the Business Combination Agreement as individuals that are in addition to, or that may be different from, the interests of our other shareholders, as described in more detail under the section of this shareholder circular entitled “—Interests of the Company’s Directors and Executive Officers in the Merger.” The Board also considered the recommendation made to the Board by the transaction committee formed by the Board, which included only independent directors, to approve the Merger, the Business Combination Agreement and the Transactions.

•
Taxable Nature of the Transaction.  The Board considered the fact that the receipt of cash in connection with the Merger will be a taxable transaction to the shareholders of the Company for U.S. federal income tax purposes and to Israeli-resident shareholders for Israeli tax purposes.

The Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger were outweighed by the benefits that the Board expects the Company and its shareholders would achieve as a result of the Merger.

This discussion of the information and factors considered by the Board includes the principal positive and negative factors considered by the Board but is not intended to be exhaustive and may not include all of the factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger, and the complexity of these matters, the Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and to make its recommendations to the Company’s shareholders. Rather, the Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Board may have given differing weights to different factors. The explanation of the Board’s reasons for the Transactions and all other information in this section may be forward-looking in nature and therefore should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this shareholder circular.

The Board unanimously recommends that you vote (1) “FOR” the Continuation Proposal; (2) “FOR” the BCA Proposal; (3) “FOR” the Statutory Plan of Merger Proposal; and (4) “FOR” the Waiver Proposal.

Company Management Projections

The Company has historically prepared and provided public guidance as to certain projected financial results for the upcoming quarter and the full fiscal year in its press releases announcing its financial results for the immediately preceding quarter. However, the Company does not, as a matter of course, make public long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In order to provide forward-looking business, operational and financial information in connection with the evaluation of the Merger by Parent, during the fourth quarter of 2022 and the first quarter of 2023, the Company developed certain unaudited prospective financial information including six-year financial forecasts, which are summarized in the table below (the “Company Management Projections”). The Company provided the Company Management Projections (a) to the Board, in connection with its evaluation of the Merger, (b) to Stifel for use in its financial analyses described in the section of this proxy statement “—Fairness Opinion of Stifel”, and (c) to Parent, except for unlevered free cash flow information, in connection with Parent’s evaluation of the Merger. The inclusion of the Company Management Projections should not be regarded as an indication that any of the Company, Stifel, Parent or any other recipient of this information considered, or now considers, the Company Management Projections to be necessarily predictive of actual future results.

The Company Management Projections are unaudited and were developed solely in connection with the evaluation of the Merger and should be read together with the historical financial statements of the Company, which have been filed with or furnished to the SEC and incorporated in this proxy statement, and the other information regarding the Company contained elsewhere or incorporated in this proxy statement. See the section of this proxy statement entitled “Where You Can Find More Information; Information Incorporated By Reference.” Although presented with numerical specificity, the Company Management Projections were prepared in the context of numerous variables, estimates, and assumptions, including, among other variables, estimates, and assumptions, with respect to the future growth rate of revenue from existing customers, the amount of future revenue from new customers, royalty rates, margin expansion rate and expansion of international markets. Such variables, estimates, and assumptions are inherently uncertain and in many respects are beyond the control of the Company, and such assumptions may prove not to have been, or to no longer be, accurate. Although considered reasonable by the Company’s management and the Board as of the date of their preparation and approval prior to the date of the Business Combination Agreement, the Company Management Projections are subject to many risks and uncertainties. The Company Management Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC for preparation and presentation of prospective financial information.

The Company Management Projections do not purport to present financial information in accordance with IFRS. Moreover, certain of the financial measures included in the Company Management Projections are “non-IFRS financial measures.” These are financial performance measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be viewed as a substitute for IFRS financial measures and may be different from non-IFRS financial measures used by other companies. Financial measures provided to a financial advisor are excluded from the definition of non-IFRS financial measures and therefore, are not subject to SEC rules regarding disclosures of non-IFRS financial measures, which would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure. Accordingly, the Company has not provided a reconciliation of the financial measures included in the financial projections which have been provided to Stifel for purposes of use in financial analyses. Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, the Company’s independent registered public accounting firm, has not examined, compiled or otherwise applied or performed any procedures with respect to the Company Management Projections, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such independent registered public accounting firm assumes no responsibility for them.

The Company Management Projections are based solely upon information available to the Company’s management as of the date they were prepared and approved by the Board prior to the date of the Business Combination Agreement and estimates and assumptions made by the Company’s management as of such date prepared. The Company Management Projections do not give effect to the Merger, including the impact of negotiating or executing the Business Combination Agreement, the expenses that have been and may be incurred in connection with consummating the Merger, any potential synergies that may be achieved by the combined company as a result of the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Business Combination Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Business Combination Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Company Management Projections do not take into account the effect on the Company of any possible failure of the Merger to occur.

For the foregoing reasons and considering that the Luxembourg Shareholder Meeting will be held a number of months after the Company Management Projections were prepared, as well as the uncertainties inherent in the forecasting of financial information, readers of this proxy statement are cautioned not to place unwarranted reliance on the Company Management Projections set forth above. No one has made or makes any representation to any of the Company’s shareholders regarding the information included in the Company Management Projections, and the Company urges all shareholders of the Company to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement entitled “Where You Can Find More Information; Information Incorporated By Reference.”

NONE OF THE COMPANY, PARENT OR THEIR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAVE MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR TO ANY OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE COMPANY MANAGEMENT PROJECTIONS, OR THAT FORECASTED RESULTS WILL BE ACHIEVED, AND, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, NONE OF THEM INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE COMPANY MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE IN ERROR.

The below table is a summary of the Company Management Projections:

	2023E	2024E	2025E	2026E	2027E	2028E
Revenue (1)	$242	$286	$363	$428	$508	$585
Adjusted EBITDA(2)	$81	$99	$127	$153	$186	$218
Unlevered Free Cash Flow(3)	$27	$56	$80	$89	$113	$141

(1)
Revenues of Aspire Global were accounted, for the purpose of the Company Management Projections, on a net basis based on management estimates, although prior to 2023, Aspire Global’s revenues were accounted on a gross basis due to the structure of Aspire Global’s customer contracts. The Company is currently in the process of modifying Aspire’s customer contracts to a form that would requires Aspire Global’s revenues to be accounted for on a net basis and as of January 1, 2023, contracts representing approximately 87% of Aspire Global’s 2022 revenues had been successfully modified.

(2)
“Adjusted EBITDA” is defined as net income adjusted for interest, taxes, depreciation and amortization and non-recurring acquisition cost related to the acquisition of Aspire Global. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(3)
“Unlevered Free Cash Flow” is defined as the Company’s after tax Non-IFRS net income, adding depreciation and amortization, subtracting capital expenditures and adjusting for expected cash flows from payments related to the promissory notes issued as part of the sale of Aspire’s B2C business to Esports Technologies, Inc. on November 30, 2021. Unlevered Free Cash Flow is a non-IFRS financial measure and should not be considered as an alternative to cash flow or as a measure of liquidity.

Fairness Opinion of Stifel

Pursuant to an engagement letter dated February 6, 2023, the Company retained Stifel as its financial advisor in connection with the proposed Merger.

At a meeting of the Board held on May 14, 2023 to evaluate and approve the Continuation, the Merger and the other Transactions, Stifel rendered its oral opinion to the Board, confirmed by the delivery of a written opinion dated May 14, 2023, addressed to the Board to the effect that, as of the date of such opinion and subject to the qualifications, assumptions, exceptions and limitations set forth therein, the Merger Consideration to be received by holders of Company Shares (excluding Excluded Shares and Dissenting Shares (as defined in the Business Combination Agreement)) from Parent in the Merger pursuant to the Business Combination Agreement was fair to such holders, from a financial point of view.

The Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering Stifel’s opinion. In selecting Stifel, the Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the gaming sector and in providing strategic advisory services in general, and Stifel’s familiarity with the Company and its business. Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The full text of Stifel’s opinion is attached to this shareholder circular as Annex E and is incorporated herein by reference. The summary of Stifel’s opinion contained in this shareholder circular is qualified in its entirety by reference to the full text of Stifel’s opinion. The Company’s shareholders are encouraged to read Stifel’s opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered, limits of the review undertaken by Stifel, and qualifications contained in Stifel’s opinion.

In rendering its opinion, Stifel, among other things:

(i)
discussed the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Business Combination Agreement, dated May 13, 2023, such draft being the latest draft of the Business Combination Agreement provided to Stifel;

(ii)
reviewed the audited consolidated financial statements of the Company contained in its Annual Report on Form 20-F for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 and the unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2023;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company;

(iv)
reviewed certain non-publicly available information concerning the Company, including internal financial analysis and forecasts prepared by its management and held discussions with the Company’s senior management regarding recent developments;

(v)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

(vi)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

(vii)	reviewed the reported prices and trading activity of the equity securities of the Company;

(viii)	performed a discounted cash flow analysis;

(ix)	participated in certain discussions and negotiations between representatives of the Company and Parent;

(x)	conducted such other financial studies, analysis and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its opinion; and

(xi)
took into account Stifel’s assessment of general economic, market and financial conditions and Stifel’s experience in other transactions, as well as Stifel’s experience in securities valuations and its knowledge of the Company’s industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent investigation or verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information.  With respect to the financial forecasts and projections supplied to or discussed with Stifel by the Company, Stifel assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and the other matters covered thereby as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its opinion.  All such forecasted or projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding regulatory matters affecting the iLottery, digital sports betting and casino offerings of the Company.  Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information.  Stifel relied on this forecasted or projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof.  Stifel expresses no opinion as to such forecasts or projections or the assumptions on which they were made.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial information of the Company made available to Stifel, except as disclosed to Stifel by or on behalf of the Company or its advisors in connection with the Transactions.  Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal.  Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold.  Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel assumed, with the consent of the Board, that there are no factors that would materially delay or subject to any material adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transactions will be satisfied or waived.  In addition, Stifel assumed that the definitive Business Combination Agreement will not differ materially from the draft Stifel reviewed.  Stifel also assumed that the Transactions will be consummated substantially on the terms and conditions described in the Business Combination Agreement, without any waiver of material terms or conditions by the Company or any other party and without any adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transactions will not have an adverse effect on the Company, Parent, the Continuation or the Merger.  Furthermore, Stifel assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Business Combination Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement without being waived.  Stifel assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal, state and foreign statutes, rules and regulations.  Stifel further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Business Combination Agreement, the Continuation, the Merger and the other Transactions.

Stifel’s opinion is limited to the fairness of the Merger Consideration to the holders of Company Shares (excluding Excluded Shares and Dissenting Shares), from a financial point of view, and does not address any other terms, aspects or implications of the Transactions, including, without limitation, the form or structure of the Continuation or the Merger, any consequences of the Transactions on the Company, its shareholders, creditors or any other constituency or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transactions or otherwise.  Stifel’s opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transactions on the Company or the holders of the Company Shares (excluding Excluded Shares and Dissenting Shares); (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the treatment of, or effect of the Transactions on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Shares (excluding Excluded Shares and Dissenting Shares), or any class of securities of any other party to any Transaction contemplated by the Business Combination Agreement; or (v) whether Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Merger Consideration.  Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which the Company’s or Parent’s securities will trade following public announcement or consummation of the Continuation or the Merger.

Stifel’s opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of its opinion.  It is understood that subsequent developments may affect the conclusion reached in Stifel’s opinion and that Stifel does not have any obligation to update, revise or reaffirm its opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.  Stifel’s opinion is for the information of, and directed to, the Board (solely in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger.  Stifel’s opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or any other matter or to any shareholder of the Company as to how any such shareholder should vote at any shareholders’ meeting at which the Continuation or the Merger is considered, or whether or not any shareholder of the Company should enter into a voting, support, shareholders’ or affiliates’ agreement with respect to the Continuation or the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder.  In addition, the opinion does not compare the relative merits of the Transactions with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transactions.

Stifel does not advise on legal, tax, regulatory or bankruptcy matters.  Stifel did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board.  Stifel’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent, Merger Sub or any other party.

Stifel’s fairness opinion committee approved the issuance of Stifel’s opinion.  Stifel’s opinion may not be published or otherwise used, summarized or referred to, nor shall any public reference to Stifel be made, without Stifel’s prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company and except that Stifel’s opinion may be quoted in full in this shareholder circular.

The following represents a summary of the material financial analyses performed by Stifel in connection with its opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before May 14, 2023 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Selected Comparable Companies Analysis

Stifel compared the Company, from a financial point of view, to 11 selected publicly traded companies in the gaming industry, which Stifel deemed to be relevant based on their business profiles and financial metrics, including product portfolios, end-markets, customers, size, growth and profitability. Stifel compared the Company’s estimated calendar year 2023 and estimated calendar year 2024 financial metrics, as provided by the Company’s management, to estimated calendar year 2023 and estimated calendar year 2024 financial metrics of these 11 selected companies, obtained from available public sources. Stifel believes that the group of companies listed below has business models similar to those of the Company, but noted that none of these companies is identical to the Company and none has the same management, composition, size, operations, financial profile or combination of businesses as the Company:

•	Evolution AB (publ)

•	Gaming Innovation Group Inc.

•	Genius Sports Limited

•	Jumbo Interactive Limited

•	Kambi Group plc

•	La Française des Jeux Société anonyme

•	Organization of Football Prognostics S.A.

•	Playtech plc

•	Pollard Banknote Limited

•	Sportradar Group AG

•	The Lottery Corporation Limited

Based on this information, Stifel calculated and compared multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to estimated calendar years 2023 and 2024 adjusted earnings before one-time charges, interest, taxes, depreciation and amortization (“EV / EBITDA”) for the Company and the selected companies.

The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected companies, which reflects the first quartile, median, mean and third quartile metrics of such companies, and the multiples implied by the Merger:

	EV / EBITDA
	CY2023E		CY2024E
1st Quartile	8.0	x	7.7	x
Mean	12.6	x	10.7	x
Median	11.3	x	10.7	x
3rd Quartile	17.9	x	13.9	x

This analysis resulted in the following ranges of implied equity values per Company Share:

	Implied Stock Price
	CY2023E	CY2024E
1st Quartile	$13.36	$16.51
3rd Quartile	$36.81	$34.53

Stifel noted that the Merger Consideration falls within the range of implied equity values per share implied by this analysis.

No company utilized in the selected company analysis is identical to the Company. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the Company’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

Selected Comparable Transaction Analysis

Based on public information available to Stifel, Stifel calculated and compared the multiples of EV to last 12 months (“LTM”) EBITDA for the Company implied in the Merger to the corresponding multiples implied in the following 16 precedent transactions involving Global B2B Sports Betting / Gaming and Lottery companies that Stifel deemed to be reasonably analogous to the business of the Company or aspects thereof:

Date	Target	Buyer	Enterprise Value ($MM)	Enterprise Value / EBITDA
Oct-22	KickerTech	Betsson AB	$18	13.5	x
Sep-22	Shape Games	Kambi Group plc	39	6.9	x
Jun-22	Nolimit City	Evolution AB (publ)	212	8.7	x
Apr-22	iSoftbet	International Game Technology plc	174	20.0	x
Jan-22	Aspire Global Ltd	NeoGames S.A.	480	13.9	x
Dec-21	Sportnco Gaming SAS	Gaming Innovation Group Inc.	79	14.0	x
Oct-21	Scientific Games Lottery	Brookfield Business Partners	5,825	12.5	x
Jul-21	Relax Gaming	Kindred Group plc	178	14.3	x
Apr-21	Big Time Gaming	Evolution AB (publ)	262	7.6	x
Sep-20	BtoBet	Aspire Global Ltd	24	9.6	x
Jun-20	NetEnt	Evolution AB (publ)	2,349	25.6	x
Sep-19	Red Tiger	NetEnt	247	11.1	x
Jun-19	Pariplay	Aspire Global Ltd	15	7.7	x
Oct-17	NYX Gaming Group	Scientific Games	631	12.6	x
Mar-17	INNOVA Gaming Group	Pollard Banknote Limited	37	5.9	x
Oct-16	Tatts Group Ltd.	Tabcorp Holdings Ltd.	5,715	15.0	x
1st Quartile				8.4	x
Mean				12.4	x
Median				12.5	x
3rd Quartile				14.1	x

The following table sets forth the multiples indicated by this analysis and the multiples implied by the Merger. The range of multiples reflects the first quartile, median, mean and third quartile metrics of the precedent transactions:

	EV / EBITDA
1st Quartile	8.4x Mean 12.4	x
Median	12.5	x
3rd Quartile	14.1	x

Based on its review of the precedent transactions, Stifel applied selected multiples to the Company’s estimated calendar year 2023 EBITDA, as provided by the Company’s management. This analysis resulted in the following ranges of implied equity values per Company Share:

Implied Stock Price
1st Quartile	$14.30
3rd Quartile	$27.64

Stifel noted that the Merger Consideration is greater than the high end of the range of implied equity values per share implied by this analysis.

No transaction used in the precedent transactions analysis is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in the precedent transactions, as well as the disparate general business, economic, market and financial conditions that existed at the time the precedent transactions were consummated and other factors that could affect the public trading values of the companies involved in the precedent transactions, which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Merger is being compared.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. Stifel used the terminal multiple method and the perpetuity growth method to conduct discounted cash flow analyses of the Company’s projected cash flows. In conducting these analyses, Stifel assumed that the Company would perform in accordance with the projections that were supplied by management and utilized by Stifel.

Terminal Multiple Method

Stifel first estimated the terminal value of the Company’s projected cash flows by applying a range of terminal multiples Stifel deemed relevant to the Company’s estimated calendar year 2028 EBITDA, which multiples ranged from 8.0x to 11.0x based on an analysis of the range determined in the section of this shareholder circular entitled “—Selected Comparable Companies Analysis.” Stifel calculated projected unlevered free cash flow, defined as net operating profit after taxes adjusted for depreciation and amortization, capital expenditures and investment in net working capital, from calendar year 2024 through calendar year 2028 using management’s forecasts and discounted these cash flows and the terminal value to present values using discount rates of 11.0% to 15.0%, based on Stifel’s estimation of the Company’s weighted average cost of capital, which was calculated inclusive of certain Company-specific inputs, including cost of debt, cost of equity and a market capitalization size risk premium. This analysis indicated a range of enterprise values which Stifel then decreased by the Company’s net debt, defined as interest-bearing debt and other financial obligations less cash and equivalents, to calculate a range of equity values. Stifel then divided these equity values by fully-diluted shares outstanding using the treasury stock method and calculated implied equity values per share ranging from $29.19 to $46.42, the high-end of which range was the equity value per share derived using the high-end terminal multiple and applying the low-end discount rate, and the low-end of which range was the equity value per share derived using the low-end terminal multiple and applying the high-end discount rate. Stifel noted that the Merger Consideration falls within the range of implied equity values per share implied by this analysis.

Perpetuity Growth Method

Stifel first estimated the terminal value of the Company’s projected cash flows by applying a range of perpetuity growth rates Stifel deemed relevant to the Company’s estimated calendar year 2028 free cash flow, which growth rates ranged from 2.0% to 3.5%. Stifel calculated projected unlevered free cash flow, defined as net operating profit after taxes adjusted for depreciation and amortization, capital expenditures and investment in net working capital, from calendar year 2024 through calendar year 2028 using Company management’s forecasts and discounted these cash flows and the terminal value to present values using discount rates of 11.0% to 15.0%, based on Stifel’s estimation of the Company’s weighted average cost of capital. This analysis indicated a range of enterprise values which Stifel then decreased by the Company’s net debt, defined as interest-bearing debt and other financial obligations less cash and equivalents, to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $19.93 to $38.70, the high-end of which range was the equity value per share derived using the high-end growth rate and applying the low-end discount rate, and the low-end of which range was the equity value per share derived using the low-end growth rate and applying the high-end discount rate. Stifel noted that the Merger Consideration falls within the range of implied equity values per share implied by this analysis.

The foregoing description is a summary of the material financial analyses performed by Stifel in arriving at its opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and viewing any methodology employed by Stifel in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to the Company or the Merger, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per share equity value of the Company. Each of these analyses yielded a range of implied enterprise values and implied per share equity values, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, to the holders of the Shares of the Merger Consideration to be received by such holders of the Company Shares (excluding Excluded Shares and Dissenting Shares) from Parent in the Merger pursuant to the Business Combination Agreement, as of the date of Stifel’s opinion, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and Stifel’s opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of the Company.

Miscellaneous

The Company paid Stifel a fee, which is referred to in this shareholder circular as the opinion fee, of $1,000,000 for providing the Stifel opinion to the Board (not contingent upon the consummation of the Merger), which is fully creditable against the transaction fee described below. The Company has also agreed to pay Stifel a fee, which is referred to in this shareholder circular as the transaction fee, for its services as financial advisor to the Company in connection with the Merger based upon the aggregate consideration payable in the Merger (which as of the day prior to the date of this shareholder circular, and net of the opinion fee described above, is estimated to be approximately $9.8 million), which transaction fee is contingent upon the completion of the Merger. Stifel will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company agreed to reimburse Stifel for certain expenses in connection with its engagement, subject to certain limitations, and to indemnify Stifel for certain liabilities arising out of its engagement.

As the Board was aware, Stifel acted as an underwriter in connection with the Company’s secondary offering of ordinary shares in September 2021 and as a financial advisor to the Company in connection with the Company’s acquisition of Aspire Global plc in 2022, for which the Company paid Stifel a total fee of approximately $6,800,000.  Other than such services, there were no material relationships that existed during the two years prior to the date of Stifel’s opinion or that were mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Stifel and any party to the Merger.

As the Board was also aware, Stifel may seek to provide investment banking services to the Company, Parent or their respective affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of its business, Stifel, its affiliates and their respective clients may transact in the securities of each of the Company or Parent and may at any time hold a long or short position in such securities.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Luxembourg Meeting Proposals, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of the Company’s shareholders more generally, as described below. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company shareholders vote to approve the Luxembourg Meeting Proposals.

The Company’s executive officers are the same individuals who are disclosed as “senior management” in the Company’s most recent Annual Report on Form 20‑F for the year ended December 31, 2022, which was filed with the SEC on April 28, 2023.

Treatment of Company Equity Awards

The Company equity awards held by the Company’s non‑employee directors and executive officers will be treated as described below in the section of this shareholder circular entitled “The Business Combination Agreement—Interests of the Company’s Directors and Executive Officers in the Merger—Treatment of Company Equity Awards.” As described in that section, Company RSUs that have vested as of immediately prior to the Merger Effective Time or would vest within 30 days thereafter (which will include all Company RSUs held by the Company’s non‑employee directors and certain Company RSUs held by the Company’s executive officers) will be cancelled in exchange for cash at the Merger Effective Time. Company Options (as defined in the Business Combination Agreement) that are unexpired, unexercised and outstanding, and have vested as of immediately prior to the Merger Effective Time, or would vest within 30 days thereafter (which will include all Company Options held by the Company’s non-employee directors and certain Company Options held by the Company’s executive officers) will be cancelled in exchange for cash at the Merger Effective Time. The estimated aggregate amount that would be payable to the Company’s non-employee directors in settlement of their outstanding approximately 66,291 unvested Company RSUs and Company Options (as defined in the Business Combination Agreement) is approximately $1,955,585. The estimated aggregate amount that would be payable to the Company’s executive officers in settlement of their outstanding approximately 29,100 Company RSUs otherwise scheduled to vest within 30 days following the Merger Effective Time is approximately $858,450. The estimated aggregate amount that would be payable to the Company’s executive officers in settlement of their outstanding approximately 536,749 Company Options (as defined in the Business Combination Agreement) that will have vested or are otherwise scheduled to vest within 30 days following the Merger Effective Time is approximately $15,834,096. The amounts in this paragraph are determined using the number of outstanding and unvested Company equity awards held by the non-employee directors and executive officers as of June 19, 2023, using a value of $29.50 per Company Share, and assuming that the Merger Effective Time occurs on May 15, 2024.

Severance Benefits

The Company’s executive officers working in Israel are generally entitled to pay in lieu of notice in the event that the Company terminates their employment without the full notice period under their respective employment agreements (generally 30-90 days). However, no pay in lieu of notice is paid in the event of certain terminations by the Company for cause. With respect to several executives, the Company is making ongoing contributions to the employees’ severance fund on account of any severance obligation and upon the termination of their employment by the Company (save for in case of termination for cause) they may receive severance shortfall. For several executives, the Company’s severance contributions to the employees’ severance fund are instead of any severance payment (fully or partly).

Indemnification and Insurance

From and after the Merger Effective Time, the Surviving Company will, and Parent will cause the Surviving Company, to (i) indemnify and hold harmless each individual who at the Merger Effective Time is, or at any time prior to the Merger Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a director, officer, employee, agent, trustee or fiduciary of another person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Merger Effective Time (including any action relating in whole or in part to the Business Combination Agreement and the Transactions or relating to the enforcement of any indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, pursuant to the Company’s Existing Articles and, following the Continuation Effective Time, in the Continuation Articles and in any written agreement in existence as of the date of the Business Combination Agreement and previously made available to Parent providing for indemnification between the Company and any Indemnitee and (ii) assume all obligations of the Company and such subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in the Company’s Existing Articles and, following the Continuation Effective Time, in the Continuation Articles, and in any written agreement in existence as of the date of the Business Combination Agreement providing for indemnification between the Company and any Indemnitee and previously made available to Parent.

Without limiting the foregoing, Parent, from and after the Merger Effective Time, will cause, unless otherwise required by Law, the Continuation Articles to contain provisions no less favorable to the Indemnitees with respect to indemnification, advancement of expenses and exculpation of the Indemnitees than are set forth as of the date of the Business Combination Agreement in the Existing Articles, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

Further, the Business Combination Agreement provides that prior to the Merger Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Merger Effective Time (including in connection with the Business Combination Agreement or the transactions or actions contemplated thereby) (the “D&O Tail Policy”); provided, however that the Company shall not be required to pay an annual premium for the D&O Tail Policy in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Merger Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Merger Effective Time the D&O Insurance in place as of the date of the Business Combination Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of the Business Combination Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of the Business Combination Agreement; provided, however that none of the Company, Parent or the Surviving Company shall be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance; and, in the event that the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Employee Benefits Following the Merger Effective Time

The Business Combination Agreement provides that Parent will, or will cause the Surviving Company to, provide each employee of the Company or its subsidiaries who continues to be employed by Parent or the Surviving Company or any of their respective subsidiaries following the Effective Time with certain compensation and benefits during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, as described below in the section of this shareholder circular entitled “The Business Combination Agreement—Employee Benefits Following the Merger Effective Time.”

Arrangements with Parent

As of the date of this shareholder circular, several of the Company’s officers have entered into the Commitment Letters. The Commitment Letters provide for: (i) base salary at least equal to base salary as of May 13, 2023 (with an potential increases to be discussed closer to the Closing), (ii) recommendation to receive equity awards in Parent and (iii) participation in Parent’s employee benefit plans and programs, with terms substantially similar to those provided to the recipients of the Commitment Letters by the Company as of May 13, 2023. Prior to or following the Merger Effective Time, certain of our officers and directors may have discussions, or may enter into further agreements with, Parent or its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates.

Financing of the Merger

The Merger is not conditioned on Parent obtaining the proceeds of any financing. The Company anticipates that the total funds necessary to complete the Transactions, including the Merger, will be approximately $1.2 billion. Parent is able to fund the acquisition through cash on hand, and Parent and Merger Sub have represented to the Company that they will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under the Business Combination Agreement. These funds include the funds needed to:

•	pay the Company’s shareholders the amounts due under the Business Combination Agreement;

•	make payments in respect of certain of the Company’s outstanding equity‑based awards pursuant to the Business Combination Agreement in exchange for cancellation of such awards; and

•	make payments in respect of certain outstanding debt of the Company.

The Continuation and the Merger Effective Time

The Company will effectuate the Continuation as promptly as practicable on the fifth business day following the satisfaction or waiver, in accordance with the Business Combination Agreement, of all of the Continuation Conditions (as described in the section of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Effectuation of the Continuation”). Following the completion of the Continuation, the Company will be registered as a Cayman Islands exempted company under the name Neo Group Ltd. and will subsequently cease to be a Luxembourg company. In addition, the Company will be governed by the Continuation Articles and its shares will not be tradable or transferable, other than in connection with the completion of the Merger at the Merger Effective Time.

The closing date will be on the date on which the satisfaction or waiver in accordance with the Business Combination Agreement of all of the Merger Conditions (as described in the section of this shareholder circular entitled “The Business Combination Agreement—Conditions to the Closing of the Merger”) occurs, but subject to the satisfaction or waiver of such conditions, or such other date agreed upon in writing by the Company and Parent (the “Closing Date”). As soon as practicable after the determination of the Closing Date, the Company will deliver to the Cayman Registrar a merger application in accordance with Part XVI of the Cayman Companies Act, accompanied by the documents required by Section 233 of the Cayman Companies Act, including the Statutory Plan of Merger. The Merger Effective Time will occur at the time of the registration of the Statutory Plan of Merger by the Cayman Registrar.

Appraisal Rights

No appraisal rights exist under the Luxembourg Company Law. Following the Continuation, shareholders will have a right under the law of the Cayman Islands to object to the Cayman Merger Proposal prior to the Cayman Shareholder Meeting and to demand payment of fair value for their Company Shares if the Merger is authorized by vote at the Cayman Shareholder Meeting.

Company Shares that are outstanding following the Continuation Effective Time and immediately prior to the Merger Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) their desire to dissent with respect to such Company Shares shall not be converted into or represent the right to receive the Merger Consideration attributable to such Company Shares. Such shareholders shall be entitled to receive payment of the fair value of such Company Shares held by them in accordance with the Cayman Companies Act.

Shareholders wishing to object to the Cayman Merger Proposal at the Cayman Shareholder Meeting must do so in writing to the Company prior to the Cayman Shareholder Meeting (“Written Notice of Objection”). For convenience, shareholders wishing to object to the Cayman Merger Proposal may appoint the Board (and each member thereof) for the time being as their agent for the purposes of giving Written Notice of Objection with the Company prior to the vote by completing and returning the form attached to this shareholder circular as Annex G. A shareholder wishing to withdraw its Written Notice of Objection may do so by written notice to the Company at any time prior to the Cayman Shareholder Meeting.

A shareholder giving its Written Notice of Objection to the Company is the first step of the dissent process pursuant to section 238 of the Cayman Companies Act. Following Written Notice of Objection being provided to the Company, a shareholder wishing to dissent is required to take further steps in accordance with the procedures set out in section 238 of the Cayman Companies Act.

The valid exercise of dissenters’ rights results in a dissenting shareholder ceasing to have any of the rights as a member, other than the right to be paid fair value for that person's shares, the right to participate fully in proceedings to determine the fair value of Company Shares held by such persons and the right to seek relief on the grounds that the Merger is void or unlawful. To exercise dissenters’ rights, the following procedures must be followed:

1.          A shareholder must give the Written Notice of Objection to the Company prior to the vote to authorize and approve the Merger. The Written Notice of Objection must include a statement that the shareholder proposes to demand payment for its Company Shares if the Merger is authorized by the vote at the Cayman Shareholder Meeting. As noted above, for convenience, any shareholder wishing to dissent to the Merger may appoint the Board (and each member thereof) for the time being as that person's agent for the purposes of registering written notice of their objection with the Company prior to the vote by completing and returning the Written Notice of Objection in the form attached to this shareholder circular as Annex G.

2.          Within twenty days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have made a Written Notice of Objection.

3.          Within twenty days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of that person's decision to dissent (a “Dissent Notice”) to the Company stating that person's name and address and the number and class of the Company Shares in respect of which that person dissents and demanding payment of the fair value of that person's Company Shares. A dissenting shareholder who dissents must do so in respect of all of the Company Shares which that person holds. Upon giving of the Dissent Notice, the dissenting shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of that person's Company Shares, the right to participate fully in proceedings to determine the fair value of such Company Shares and the right to seek relief on the grounds that the Merger is void or unlawful.

4.          Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Statutory Plan of Merger is filed with the Cayman Registrar, whichever is later, the Company must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase that person's Company Shares at a price determined by the Company to be the fair value of such Company Shares.

5.          If, within thirty days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder agree upon the price to be paid for that person's Company Shares, the Company shall pay the dissenting shareholder the amount in money forthwith.

6.          If, within thirty days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree upon the price to be paid for that person's Company Shares, then, within twenty days immediately following the date of the expiry of such thirty-day period, the Company must, and any dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Court”) for a determination of the fair value of the Company Shares held by all dissenting shareholders who have served a Dissent Notice. The petition presented by the Company must be accompanied by a verified list containing the names and addresses of all shareholders who have filed a Dissent Notice and with whom agreements as to the fair value of their Company Shares have not been reached with the Company. Where a dissenting shareholder files a petition, the Company must file a verified list within ten days after service of such petition on the Company.

7.          At the hearing of a petition, the Court will determine in respect of shareholders entitled to participate (a) the fair value of such Company Shares held by those shareholders as the Court finds are involved, together with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the taxation of such costs upon the parties as the Court deems equitable in the circumstances.

A shareholder wishing to dissent should be aware that the value of the Company Shares as determined by the Court pursuant to section 238 of the Cayman Companies Act could be more than, the same as, or less than the Merger Consideration (which is $29.50 per share in cash, without interest and less any applicable withholding taxes, if applicable) for each Company Share that the shareholder would otherwise receive as consideration pursuant to the Business Combination Agreement if the shareholder does not exercise dissenting rights with respect to that person's Company Shares. A dissenting shareholder may also be responsible for the cost of any appraisal proceedings.

If shareholders wishing to dissent fail to comply with the strict provisions set out in section 238 of the Cayman Companies Act, they may lose their dissenters' rights. Shareholders wishing to dissent are recommended to consult with their Cayman Islands legal counsel on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

Material U.S. Federal and Luxembourg Income Tax Consequences and Israeli Tax Consequences of the Continuation and the Merger

Tax matters are very complicated, and the tax consequences of the Continuation and the Merger to you will depend on your particular situation. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Continuation and the Merger, including the receipt of the Merger Consideration. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Continuation and the Merger to you, including tax return reporting requirements, the applicability of U.S. federal, state, local and non‑U.S. tax laws, including Luxembourg tax laws and the effect of any proposed change in such tax laws.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences of the Continuation and the Merger to U.S. Holders (as defined below).

This discussion is based on and subject to the Code, the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the IRS and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

The following discussion assumes that the Continuation and the Merger will be consummated as described in this shareholder circular and applies only to U.S. Holders that hold their Company Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder’s personal circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income, the alternative minimum tax or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), or to any U.S. Holders subject to special treatment under the Code, including, without limitation:

•	banks, thrifts, mutual funds, insurance companies and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark‑to‑market method of accounting;

•	brokers, dealers or traders in securities or foreign currency;

•	tax‑exempt organizations or governmental organizations (including agencies and instrumentalities thereof);

•	tax-qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

•	persons whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates and former citizens or long‑term residents of the United States;

•	persons who hold their Company Shares as part of a straddle, hedging, appreciated financial position, conversion, constructive sale or other risk reduction transaction or integrated investment;

•	persons who purchase or sell their Company Shares as part of a wash sale for tax purposes;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass‑through entities (and investors therein);

•	persons who hold their Company Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

•	persons that exercise appraisal rights;

•	persons who own or have owned (directly, indirectly or through attribution) more than 5% of the voting power or value of Company Shares; and

•	persons who received their Company Shares pursuant to the exercise of employee stock options or other compensation arrangements or through a tax-qualified retirement plan.

This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the Continuation and the Merger. Except as specifically set forth below, this discussion does not address U.S. federal income tax consequences of the Re-Continuation in the event the Merger does not occur. This discussion also does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any U.S. state, local or non‑U.S. tax considerations. We do not intend to seek any rulings from the IRS with respect to the Continuation and the Merger, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Company Shares, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their own tax advisors about the U.S. federal income tax consequences of the Continuation and the Merger and of the ownership and disposition of Company Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Company Shares that for U.S. federal income tax purposes is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CONTINUATION AND THE MERGER, AS WELL AS ANY SUCH TAX CONSEQUENCES OF THE RE-CONTINUATION IN THE EVENT THE MERGER DOES NOT OCCUR, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON‑U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

HOLDERS OF COMPANY SHARES WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR NON‑U.S. TAX CONSEQUENCES OF THE CONTINUATION AND THE MERGER, AS WELL AS ANY SUCH TAX CONSEQUENCES OF THE RE-CONTINUATION IN THE EVENT THE MERGER DOES NOT OCCUR.

General U.S. Federal Income Tax Treatment of the Continuation

The Continuation is expected to qualify as a tax-free reorganization under Section 368(a) of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Continuation, the Company will change its jurisdiction of incorporation from Luxembourg to the Cayman Islands by way of continuance. Assuming the Continuation qualifies as an F Reorganization, U.S. Holders generally would not recognize gain or loss as a result of the conversion of their Company Shares in the Continuation.

Neither Parent nor the Company has requested or will request a ruling from the IRS or an opinion of counsel regarding the U.S. federal income tax consequences of the Continuation. Consequently, no assurance can be given that the IRS will not challenge the qualification of the Continuation as an F Reorganization or that a court would not sustain such challenge. Furthermore, neither Parent nor the Company, nor any of their respective advisors or affiliates, makes any representation or provides any assurance regarding the U.S. federal income tax consequences of the Continuation, including whether the Continuation qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code.

Thus, if the Continuation were consummated but the IRS or the courts were to determine that the Continuation did not qualify as an F Reorganization or another tax-free reorganization under the Code, and thus was taxable, each U.S. Holder would recognize gain or loss equal to the difference between the fair market value of the converted Company Shares and its aggregate adjusted tax basis in the converted Company Shares on the date of the Continuation. Such gain or loss would be recognized regardless of whether the Merger is consummated.

Subject to the discussion of the PFIC (as defined below) rules below under “—Passive Foreign Investment Company Status,” any gain or loss recognized by a U.S. Holder generally would be long‑term capital gain or loss if the U.S. Holder held their Company Shares for more than one year as of the effective date of the Continuation and would be short‑term capital gain or loss if such Company Shares were held for one year or less as of the effective date of the Continuation. A reduced tax rate generally applies to long‑term capital gain of a non‑corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Shares (generally, shares acquired at the same cost in a single transaction).

After the Continuation, and for purposes of determining the tax consequences to a U.S. Holder if the Merger is consummated, the U.S. Holder’s adjusted tax basis in the continued Company Shares would be equal to the fair market value of that stock on the date of the Continuation and such U.S. Holder’s holding period for the converted Company Shares would begin on the day following the date of the Continuation. Any embedded gain or loss recognized by the U.S. Holder in the Continuation if, contrary to expectations, the Continuation does not qualify as an F Reorganization, would not be recognized again by the U.S. Holder upon consummation of the Merger.

All U.S. Holders should carefully read below under “—U.S. Federal Income Tax Characterization of the Re-Continuation” for U.S. federal income tax considerations which may be applicable to the Continuation in the event there is a Re-Continuation and the Merger is not completed.

General U.S. Federal Income Tax Treatment of the Merger

The receipt by a U.S. Holder of cash in exchange for Company Shares as a result of the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives as a result of the Merger and its aggregate adjusted tax basis in the Company Shares that it exchanges for such cash.

Subject to the discussion of the PFIC rules below under “—Passive Foreign Investment Company Status,” any gain or loss recognized by a U.S. Holder generally would be long‑term capital gain or loss if the Company Shares surrendered were held for more than one year as of the effective date of the Merger and would be short‑term capital gain or loss if the Company Shares surrendered were held for one year or less as of the effective date of the Merger. A reduced tax rate generally applies to long‑term capital gain of a non‑corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Shares (generally, shares acquired at the same cost in a single transaction).

Passive Foreign Investment Company Status

The foregoing discussion regarding gain recognized by a U.S. Holder as a result of the Continuation and/or the Merger assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the Company Shares held at the Continuation Effective Time and/or exchanged in the Merger.

A non‑U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25% interest (by value of the stock) is taken into account. Under the PFIC rules, if a non‑U.S. corporation were considered a PFIC at any time during which a holder held shares in such non‑U.S. corporation, then the non‑U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non‑U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on our market capitalization and the composition of our income, assets and operations, the Company believes it was not a PFIC for the year ending December 31, 2022 and does not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of the Company’s assets for purposes of the PFIC determination may be determined by reference to the trading value of the Company Shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year, and, therefore, there can be no assurance that the Company was not a PFIC for the year ending December 31, 2022 or will not be classified as a PFIC for the current taxable year.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Company Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Company Shares, including an exchange of such Company Shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections, such as the “mark‑to‑market election.”

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their own tax advisors concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned Company Shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of the Continuation and/or the Merger to such U.S. Holder in light of any applicable PFIC rules.

U.S. Federal Income Tax Characterization of the Re-Continuation

The characterization of the Re-Continuation in the event the Merger is not completed for U.S. federal income tax purposes is not entirely clear. The Re-Continuation could be treated in the same manner as the Continuation, with the same tax consequences described above under “—General U.S. Federal Income Tax Treatment of the Continuation.” It is also possible that the Continuation and Re-Continuation would be integrated, with the effect that neither the Continuation nor the Re-Continuation would constitute a realization event for U.S. federal income tax purposes. All U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to them in the event the Re-Continuation occurs because the Merger is not completed.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and U.S. federal backup withholding in respect of the payment of cash in exchange for Company Shares in the Merger. U.S. federal backup withholding will not apply if such U.S. Holder furnishes a properly completed and executed IRS Form W‑9, or otherwise establishes an exemption from such backup withholding.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which a non-U.S. Holder resides or is established.

Generally, U.S. federal backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number. Each holder should consult such holder’s own tax advisor regarding the information reporting and backup withholding tax rules.

Luxembourg Income Tax Consequences of the Continuation

The Continuation may be treated as a deemed disposal of the Company Shares by the holders of Company Shares, regardless of whether they receive any consideration or not as a result thereof. Consequently, the holders of Company Shares may realize a taxable capital gain or loss equal to the difference between the fair market value of the Company Shares at the time of the Continuation and their acquisition price.

Luxembourg resident holders of Company Shares

Individual holders of Company Shares

Under current Luxembourg tax laws, capital gains realized by a Luxembourg resident individual holder of Company Shares (acting in the course of the management of his/her private wealth) upon the disposal of his/her Company Shares are not subject to Luxembourg income tax, provided this disposal takes place more than six months after the Company Shares were acquired and he/she does not hold a substantial participation. The participation is considered as substantial (a “Substantial Participation”) if the holder of Company Shares (i) holds or has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the Company Shares at any time during a period of five years before the realization of the capital gain or (ii) acquired his/her Company Shares for free during the five years preceding the disposal of his/her Company Shares and the previous holder of the shares or, in the case of subsequent gratuitous transfers, one of the previous holders has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the Company Shares at any time during a period of five years before the realization of the capital gain.

Corporate holders of Company Shares

Capital gains realized upon the disposal of shares by a Luxembourg resident corporate holder of Company Shares (fully subject to Luxembourg corporation taxes) are in principle fully taxable. However, an exemption from Luxembourg corporation taxes applies under the following conditions:

•
the holder of Company Shares realizing the capital gains is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and

•
on the date on which the disposal takes place, the holder of Company Shares has held for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least EUR 6,000,000).

The holder of Company Shares which is a Luxembourg resident entity governed by the law of 17 December 2010 on undertakings for collective investment, as amended, by the law of 13 February 2007 on specialized investment funds, as amended, by the law of 11 May 2007 on the family estate management company, as amended, or by the law of 23 July 2016 on reserved alternative investment funds, as amended, and which does not fall under the special tax regime set out in article 48 thereof, is not subject to any Luxembourg corporation taxes in respect of capital gains realized upon disposal of its shares.

Non-resident holders of Company Shares

Under Luxembourg tax laws currently in force (subject to the provisions of double taxation treaties), capital gains realized by a Luxembourg non-resident holder of Company Shares (not acting via a permanent establishment or a permanent representative in Luxembourg through which/whom the shares are held) are not taxable in Luxembourg unless (a) the holder of Company Shares holds a Substantial Participation in the Company (as defined above) and the disposal of the Company Shares takes place less than six months after the Company Shares were acquired or (b) the holder of Company Shares holds a Substantial Participation in the Company for more than six months after the acquisition and the holder has been a former Luxembourg tax resident for more than fifteen years and became a non-resident less than five years prior to sale.

Luxembourg Capital Gains Tax Consequences of the Merger

Any capital gain realized upon receipt of the Merger Consideration in exchange for Company Shares may constitute a taxable transaction in the hands of a Luxembourg resident holder of Company Shares, in which case such gain would be subject to tax under the same conditions as those explained under section of this shareholder circular entitled “—Luxembourg Income Tax Consequences of the Continuation”.

General Israel Tax Implications of the Continuation and the Merger

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), a capital gains tax is imposed on the disposition of capital assets by an Israeli tax resident (including the Continuation and the Merger). Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus) derived from the disposition of Company Shares in the Merger is 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case such gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “significant shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation proceeds and the right to appoint a director) in the Company, the tax rate will be 30%. Certain attribution rules apply in determining a status of a “significant shareholder” including with respect to holders of Company Shares who are relatives, or holders who are not relatives but who have an agreement regarding regular direct or indirect cooperation on substantive matters relating to the Company. Israeli law distinguishes between real capital gain and inflationary surplus. Please consult with your own tax advisor as to the method you should use to determine the inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gains derived by Israeli companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate in Israel in 2023 and thereafter is 23%). Israeli resident individual and corporate shareholders dealing in securities in Israel are subject to tax rates applicable to ordinary business income, currently, 23% for companies and a marginal tax rate of up to 47% for individuals, plus an additional surtax of 3% is imposed on individuals whose annual taxable income from all sources, regardless of classification, exceeds a certain threshold (NIS 698,280 for 2023).

The payment of the Merger Consideration may be subject to the withholding of Israeli tax at source at a rate of 25% if the seller is an Israeli tax resident individual and at the corporate tax rate (23% in 2023) if the seller is an Israeli tax resident company. Certain Israeli resident shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding of Israeli tax at source from the applicable portion of the Merger Consideration.

Regulatory Approvals Required for the Continuation and the Merger and Other Regulatory Filings

In considering the various conditions that must be satisfied prior to the Continuation and the completion of the Merger, the Company specifically considered the various regulatory filings and approvals that would be necessary to complete the Merger, including receipt of the regulatory approvals referred to below. The Company and Parent have agreed to work towards receipt of all required regulatory approvals.

HSR Act and U.S. Antitrust Matters

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules promulgated thereunder, certain transactions exceeding the applicable thresholds require notification to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) and expiration or termination of the applicable waiting period before the transaction can be consummated, unless an exemption applies. Parent has determined that notification of the Merger to the FTC and DOJ under the HSR Act is required because the Merger exceeds the applicable thresholds and no exemption applies.

At any time before or after consummation of the Merger, even in the event of termination of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger, even in the event of termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Other Foreign Competition and Investment Laws

The completion of the Continuation and the Merger are also subject to certain filing requirements under (a) the competition laws of (i) Germany, (ii) Turkey, (iii) North Macedonia, and (iv) the United Kingdom and (b) the foreign investment laws of Malta. The Company, Parent and Merger Sub must also observe, as applicable, mandatory waiting periods and/or obtain the necessary approvals, clearances, consents, or confirmations in these foreign jurisdictions before completing the Merger.

Germany. The Business Combination Agreement provides that in relation to Germany, the Continuation and Merger are conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Act against Restraints of Competition of 1958, as amended.

Turkey. The Continuation and Merger are also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Law on the Protection of Competition No. 4054 and Communiqué No. 2010/4 on Mergers and Acquisitions Requiring the Approval of the Competition Board, as amended.

North Macedonia. The Continuation and Merger are also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the Protection of Competition Act of 2010.

United Kingdom. The Continuation and Merger are also conditioned on the receipt of confirmation from the Competition and Markets Authority of the United Kingdom (the “CMA”) that either (i) the CMA does not intend to request further information or open a Phase I investigation in relation to the Transactions or any matters arising therefrom, after submission by Parent of a briefing paper to the CMA’s merger intelligence committee (provided, that the CMA has not subsequently decided to open an investigation in relation to the Transactions or any matters arising therefrom or related thereto); (ii) the CMA does not intend to refer the Transactions or any matters arising therefrom for a CMA Phase II Reference (which includes a decision accepting a Remedy Action (as defined in the Business Combination Agreement) in lieu of such a reference to the extent such Remedy Action would not have a Regulatory Detriment (as defined in the Business Combination Agreement) individually or in the aggregate); or (iii) following a CMA Phase II Reference of the Transactions or any matters arising therefrom or related thereto, the Transactions may proceed without any Remedy Action or with a Remedy Action that individually or in the aggregate would not have a Regulatory Detriment.

Malta. The Continuation and Merger are also conditioned on the expiration or termination of the applicable waiting period, or, where applicable, approvals having been obtained, and all notices to, filings with and consents of the applicable governmental authority having been made or obtained under the National Foreign Direct Investment Screening Office Act (Chapter 620 of the Laws of Malta) (the “NFDIS Act”).

Gaming and Lottery Laws

The completion of the Continuation and the Merger are subject to:

•
the receipt of determinations by the gaming regulatory authorities that the gambling licenses in the following jurisdictions will continue in effect following the Merger Effective Time (or that new gambling licenses have been issued in such jurisdictions that will be in effect following the Merger Effective Time), without imposition of material limitations or conditions on the ability of Parent to operate the business of both the Company and Parent following the Merger Effective Time: Arizona, Colorado, Connecticut, Washington DC, Illinois, Indiana, Kansas, Louisiana, Maryland, Massachusetts, Michigan,  Mississippi, Nevada, New Jersey, New York, Nova Scotia, Ohio, Ontario, Pennsylvania, Puerto Rico, Tennessee, Virginia, Washington State, West Virginia, Wyoming, Alberta, British Columbia, Quebec, Malta, the United Kingdom, Germany, Gibraltar and (at the discretion of Parent) such additional jurisdiction(s) in which the Company or any Subsidiary obtains a gambling license at any time following the date of the Business Combination Agreement (collectively, the “Gaming Regulatory Authorities”);

•
the finding of suitability or the grant of personal or entity licenses by the Gaming Regulatory Authorities to any person or corporate entity who was not already found by them suitable, or does not already hold a personal license issued by the Gaming Regulatory Authorities, as needed to ensure compliance with such gambling licenses with respect to the continued operation of the business of the Surviving Company, Parent and their respective subsidiaries;

•	obtaining any approvals (or waivers) of the transfer of ownership and any necessary findings of suitability by the Gaming Regulatory Authorities; and

•
obtaining any other written confirmations or such other approvals and consents (including from customers which are state, provincial or national lotteries) as may be necessary to permit the Company to continue to provide its services following the Merger Effective Time to existing and new customers.

The parties have jointly commenced the process to submit the applications to the relevant Gaming Regulatory Authorities and are continuing to work to obtain the required approvals.

Nevada Gaming Regulation

The Company is registered by the Nevada Gaming Commission (the “NGC”) as a publicly traded corporation.  Pursuant to the applicable laws in Nevada and other jurisdictions where the Company and its subsidiaries hold licenses, permits or registrations, the NGC or other Gaming Regulatory Authorities may require the holder of any debt or equity security to file applications, be investigated and be found suitable to own such security if they have reason to believe that such ownership would be contrary to the public policy of the jurisdiction.

Gaming Regulatory Authorities have broad powers to request detailed information about the background and finances of owners of securities and to determine the suitability of such owners to hold such securities.  While they typically only exercise such powers with regard to those owning more than 5% or 10% of the outstanding securities (depending upon the jurisdiction), the NGC, in particular, and other gaming authorities, in general, have significant discretion in determining who is required to file an application.

Nevada law requires any person who acquires a beneficial ownership of more than 5% of a registered corporation’s voting securities to report the acquisition to the NGC.  Nevada law also requires that beneficial owners of more than 10% of a registered corporation’s voting securities apply to the NGC for a finding of suitability within 30 days after the Chair of the Nevada Gaming Control Board (the “Nevada Board”) mails a written notice requiring such filing.  However, as noted above, the NGC and some other Gaming Regulatory Authorities have discretion to require other owners of the Company’s securities to file applications for findings of suitability.  While it is rare for anyone owning less than 5% of the outstanding shares to be required to file, it is possible.  The applicant is required to pay the costs of the investigation.

Under certain circumstances, an “institutional investor”, as defined in Nevada law, which acquires the beneficial ownership of more than 10%, but not more than 25% of a Registered Corporation’s voting securities may apply to the NGC for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only.

The NGC has requested that the following be brought to the attention of shareholders.

Summary of the Nevada Gaming Regulations

The manufacture, sale and distribution of gaming devices, internet and mobile gaming, and cashless wagering systems for use or play in Nevada are subject to:

(i)	the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the “Nevada Act”); and

(ii)	various local ordinances and regulations.

Gaming and manufacturing and distribution operations in Nevada are subject to the licensing and regulatory control of the NGC, the Nevada Board and various other county and city regulatory agencies, collectively referred to herein as the “Nevada Gaming Authorities”.

Nevada Regulatory Disclosure

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things:

(i)	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming, manufacturing or distributing activities at any time or in any capacity;

(ii)	the establishment and maintenance of responsible accounting practices and procedures;

(iii)
the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

(iv)	the prevention of cheating and fraudulent practices; and

(v)	providing a source of state and local revenues through taxation and licensing fees.

A manufacturer’s and distributor’s license permits the manufacturing, sale and distribution of gaming devices and cashless wagering systems for use or play in Nevada.  If it were determined that the Nevada Act was violated by the Company or any of its operating subsidiaries, the registration of the Company and the licenses of the operating subsidiaries could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures.  In addition, the Company, the operating subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the NGC.

The Nevada Act also requires that each person who, individually or in association with others, acquires or holds, directly or indirectly, the beneficial ownership of any amount of any class of voting securities of a publicly traded corporation registered with the NGC or each plan sponsor of a pension or employee benefit plan that acquires or holds any amount of any class of voting securities in such a publicly traded corporation, and who has the intent to engage in any proscribed activity shall:

(i)	within 2 days after possession of such intent, notify the Chair of the Nevada Board in the manner prescribed by the chair;

(ii)	apply to the NGC for a finding of suitability within 30 days after notifying the Chair pursuant to paragraph (i); and

(iii)	deposit with the Nevada Board the sum of money required by the Nevada Board to pay the costs of investigation.

Except as otherwise provided by the NGC, a person who has beneficial ownership of less than 10% of each class of voting securities of a publicly traded corporation registered with the NGC, acquired or held by the person through a pension or employee benefit plan, or the plan sponsor of a pension or employee benefit plan that has ownership of less than 10% of each class of voting securities of such a publicly traded corporation, need not notify the NGC, apply for a finding of suitability with the NGC or deposit the required sum of money with the Nevada Board before engaging in any proscribed activity.

Any person required by the NGC to be found suitable shall apply for a finding of suitability within 30 days after the NGC requests that the person do so; and together with the application, deposit with the Nevada Board a sum of money which, in the opinion of the Nevada Board, will be adequate to pay the anticipated costs and charges incurred in the investigation and processing of the application, and deposit such additional sums as are required by the Board to pay final costs and charges.

“Proscribed activity” is defined as:

(i)	An activity that necessitates a change or amendment to the corporate charter, bylaws, management, policies or operation of a publicly traded corporation that is registered with the NGC;

(ii)	An activity that materially influences or affects the affairs of a publicly traded corporation that is registered with the NGC; or

(iii)	Any other activity determined by the NGC to be inconsistent with holding voting securities for investment purposes only.

The Nevada Act provides that any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the NGC or the Chair of the Nevada Board, may be found unsuitable.  The same restrictions apply to a record holder (in the case of the Company a registered holder) if the record owner, after request, fails to identify the beneficial owner.

Any person found unsuitable and who holds, directly or indirectly, any of the securities of a registered corporation beyond such period of time as may be prescribed by the NGC may be guilty of a criminal offence under Nevada law.  A registered corporation can be sanctioned, including the loss of its approvals if, after it receives notice that a person is unsuitable to be the holder of the voting securities of the registered corporation or to have any other relationship with the registered corporation, it:

(i)	pays that person any dividend or interest upon its voting securities,

(ii)	allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

(iii)	pays remuneration in any form to that person for services rendered or otherwise, or

(iv)
fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

A registered corporation may not make a public offering of its securities without the prior approval of the NGC if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.  On May 18, 2023, the NGC granted the Company prior approval to make public offerings for a period of three years subject to certain conditions (“Shelf Approval”).  This approval remains in place today.  However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chair of the Nevada Board.

The Shelf Approval does not constitute a finding, recommendation or approval by the NGC or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered.  Any representation to the contrary is unlawful. An application to renew the Shelf Approval (which can only be issued for a maximum term of three years) will be lodged with the NGC when required.

Other Regulatory requirements – Other Gaming Authorities throughout the world may require any person who acquires beneficial ownership the Company’s securities to report the acquisition to the Gaming Authority and in some cases, apply to the Gaming Authority for a waiver of the requirement to be found suitable.  The applicant is subject to the same rules as in Nevada in relation to a finding that the applicant is unsuitable.  The applicant is required to pay all costs of investigation incurred by the Gaming Authorities.

Other Regulatory Approvals

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents to the consummation of the Merger. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is currently no way to predict how long it will take to obtain all of the Required Clearances listed and attached to this shareholder circular as Annex F or whether such approvals will ultimately be obtained and there may be a substantial period of time between the Luxembourg Shareholder Approval and the completion of the Merger. Although we expect that all Required Clearances will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Business Combination Agreement. These conditions or changes could result in the Merger Conditions not being satisfied. In addition, an application by the Company for a new license or to amend an existing license could result in new and additional required regulatory approvals.

THE BUSINESS COMBINATION AGREEMENT

Explanatory Note Regarding the Business Combination Agreement

The following summary describes the material provisions of the Business Combination Agreement. The descriptions of the Business Combination Agreement in this summary and elsewhere in this shareholder circular are not complete and are qualified in their entirety by reference to the Business Combination Agreement, a copy of which is attached to this shareholder circular as Annex A and incorporated into this shareholder circular by reference. We encourage you to read the Business Combination Agreement carefully and in its entirety because this summary may not contain all the information about the Business Combination Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Business Combination Agreement and not by this summary or any other information contained in this shareholder circular. Capitalized terms used in this section but not defined in this shareholder circular have the meaning ascribed to them in the Business Combination Agreement.

The representations, warranties, covenants and agreements described below and included in the Business Combination Agreement (1) were made only for purposes of the Business Combination Agreement and as of specific dates (2) have been qualified by certain documents filed with, or furnished to the SEC by the Company and made publicly available on or after January 1, 2021 and before the date of the Business Combination; (3) were made solely for the benefit of the parties to the Business Combination Agreement; and (4) may be subject to important qualifications, limitations and supplemental information agreed to by the parties in connection with negotiating the terms of the Business Combination Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC (or furnished by the Company to the SEC) and in some cases were qualified by confidential matters disclosed to Parent and Merger Sub by the Company in connection with the Business Combination Agreement. In addition, the representations and warranties may have been included in the Business Combination Agreement for the purpose of allocating contractual risk between the Company, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from what may be viewed as material by investors. Shareholders should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this shareholder circular, may have changed since the date of the Business Combination Agreement. In addition, you should not rely on the covenants in the Business Combination Agreement as actual limitations on the respective businesses of the Company, Parent and Merger Sub because the parties may take certain actions that are either expressly permitted in the confidential Company Disclosure Schedule to the Business Combination Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Business Combination Agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Parent and Merger Sub or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Business Combination Agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding the Company and our business which are available without charge through the SEC’s website at www.sec.gov, including but not limited to the Company’s Annual Report on Form 20‑F for the year ended December 31, 2022, which is incorporated herein by reference.

Effects of the Continuation and the Merger; Directors and Officers; Memorandum and Articles of Association

The Business Combination Agreement provides that, subject to the terms and satisfaction or waiver of the conditions set forth therein, and in accordance with the provisions of the Luxembourg Company Law and the Cayman Companies Act, prior to the Merger Effective Time the Company will (i) transfer its statutory seat, registered office and seat of central administration from Luxembourg to the Cayman Islands by way of the Continuation, (ii) effective upon the Continuation, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets), (iii) change its name to “Neo Group Ltd.”, (iv) approve and adopt the Continuation Articles, (v) execute all formalities in relation to the Continuation, including making and procuring all filings, certifications, consents, approvals, clearances and other authorizations that are required to be made with, or obtained from, any applicable Governmental Authorities, including the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés) and all publications that are required to be made with the Luxembourg Electronic Compendium of Companies and Associations (Recueil électronique des sociétés et associations) and the Cayman Registrar, (vi) record the satisfaction of the Continuation Conditions and (vii) deliver a certificate signed on behalf of the Company by a senior executive of the Company to the effect that, subject to certain assumptions and conditions, the Company has no knowledge of any change, event, development, circumstance or effects that would cause the Merger Conditions not being satisfied on the Closing Date. Upon receipt of a Continuation Certificate from the Cayman Registrar, the Continuation Effective Time will occur. At the Continuation Effective Time, the Company Shares will no longer trade on Nasdaq and shareholders will not be able to buy, sell or transfer their Company Shares.

Subject to the terms and conditions of the Business Combination Agreement, the Statutory Plan of Merger and satisfaction or waiver of the Merger Conditions, at the Merger Effective Time, in accordance with Part XVI of the Cayman Companies Act (1) Merger Sub will merge with and into the Company, with the Company being the Surviving Company and becoming a wholly owned, indirect subsidiary of Parent; and (2) the separate corporate existence of Merger Sub will thereupon cease. From and after the Merger Effective Time, the Surviving Company will possess all assets, rights, privileges, immunities, powers and franchises of the Company and Merger Sub, and all of the debts, liabilities and obligations of the Company and Merger Sub will become the debts, liabilities and obligations of the Surviving Company.

Parent, Merger Sub and Company will take all necessary action to ensure that, effective as of, and immediately following, the Merger Effective Time, the directors and officers of the Surviving Company will consist of the individuals serving as the directors and officers of the Merger Sub immediately prior to the Merger Effective Time, to hold office in accordance with the Continuation Articles until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Continuation Articles.

At the Merger Effective Time, the memorandum and articles of association appended to the Statutory Plan of Merger shall be the memorandum and articles of association of the Surviving Company.

The Continuation and the Merger Effective Time

The Company will effectuate the Continuation as promptly as practicable on the fifth business day following the satisfaction or waiver, in accordance with the Business Combination Agreement, of all of the Continuation Conditions (as described in the section of this shareholder circular entitled “—Conditions to the Effectuation of the Continuation”). Following the completion of the Continuation, the Company will be registered as a Cayman Islands exempted company under the name Neo Group Ltd. and will subsequently cease to be a Luxembourg company. In addition, the Company will be governed by the Continuation Articles and its shares will not be tradable or transferable, other than in connection with the completion of the Merger at the Merger Effective Time.

The Closing Date will be on the date on which the satisfaction or waiver in accordance with the Business Combination Agreement of all of the Merger Conditions (as described in the section of this shareholder circular entitled “—Conditions to the Closing of the Merger”) occurs, but subject to the satisfaction or waiver of such conditions, or such other date agreed upon in writing by the Company and Parent. As soon as practicable after the determination of the Closing Date, the Company will, on such Closing Date, deliver to the Cayman Registrar a merger application in accordance with Part XVI of the Cayman Companies Act, accompanied by the documents required by Section 233 of the Cayman Companies Act, including the Statutory Plan of Merger. The Merger Effective Time will occur at the time of the registration of the Statutory Plan of Merger by the Cayman Registrar or at such other time specified in the Statutory Plan of Merger and mutually agreed in writing between Parent and the Company.

Merger Consideration

At the Merger Effective Time, without any action on the part of any holder of any Company Share, each Company Share issued and outstanding immediately prior to the Merger Effective Time (except for Excluded Shares or Company Shares held by dissenting shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) their desire to dissent with respect to such Company Shares) shall be deemed to have been cancelled in exchange for the right to receive the Merger Consideration (which is $29.50 per share in cash, without interest and less any applicable withholding taxes). From and after the Merger Effective Time, (a) except as provided for in the Business Combination Agreement, the holders of all Company Shares issued and outstanding immediately prior to the Merger Effective Time (including all uncertificated shares of Company Shares represented by book‑entry form and each certificate that, immediately prior to the Merger Effective Time, represented any such Company Shares) will cease to have any rights except the right to receive the Merger Consideration applicable to such Company Shares upon the surrender thereof and (b) the share transfer books of the Company will be closed with respect to all Company Shares outstanding and no further transfer of any such Company Shares will be made on such share transfer books after the Merger Effective Time, and Parent shall be registered as the sole owner of all Company Shares in the Company’s share register, as shall be reflected in an updated share register and share certificate to be delivered to Parent by the Company at the Merger Effective Time.

The Re-Continuation

Unless otherwise agreed between Parent and the Company, if the Company has completed the Continuation but, together with the Merger Sub, has not filed the Statutory Plan of Merger with the Cayman Registrar within the Continuation Period due to the failure of certain closing conditions contained in the Business Combination Agreement to be satisfied or waived, then the Company shall effectuate the transfer of the Company’s statutory seat, registered office and seat of central administration from the Cayman Islands to Luxembourg in accordance with the Cayman Companies Act and Luxembourg Company Law and will take all actions necessary to (i) unwind the effects of the Continuation and transfer by way of continuation back to Luxembourg from the Cayman Islands as contemplated by the Business Combination Agreement and in accordance with the  Cayman Companies Act and the Luxembourg Company Law, including convening the Luxembourg Re-Continuation Meeting to obtain shareholder approval and (ii) to resume the trading of the Company Shares on Nasdaq. Following the completion of the Re-Continuation, the Company would remain a public company, the Company Shares would continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Company would continue to file periodic reports with the SEC. However, the Company would remain subject to the terms and conditions of the Business Combination Agreement unless terminated in accordance with its terms.

Treatment of Company Equity Awards

Cashed‑Out Company Options

At the Merger Effective Time, each Cashed-Out Company Option will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $29.50 over the applicable per share exercise price for such option, with such amount reduced by any applicable payroll, income or other withholding Taxes, provided that any Cashed-Out Company Option, with a per-share exercise price equal to or exceeding $29.50 will be automatically terminated as of the Merger Effective Time. The holder of such Cashed-Out Company Option will then have no further rights with respect to such Cashed-Out Company Option, apart from the cash payment described in this paragraph.

Assumed Company Options

At the Merger Effective Time, each Assumed Option will be assumed by Parent and converted into a share option, in accordance with the terms of the Company equity plan and/or option agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Assumed Option), covering a number of ordinary shares of Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Merger Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Merger Effective Time, divided by the Exchange Ratio, and rounded up to the nearest whole cent provided that any Assumed Option with a per-share exercise price equal to or exceeding $29.50 will not be assumed by Parent, and will be automatically terminated as of the Merger Effective Time. The Options issued by Parent in assumption of the Assumed Options which were originally granted under the trustee capital gains route of Section 102 of the Ordinance, shall be issued under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the Ordinance and shall be issued to or controlled by the trustee nominated by Parent pursuant to Section 102 of the Ordinance and shall be subject to the provisions of the Options Tax Ruling or Interim Options Tax Ruling (as applicable). The holder of such Assumed Option will then have no further rights with respect to such Assumed Option, apart from any rights described in this paragraph.

Contractor Company Options

At the Merger Effective Time, each Contractor Option will be canceled and converted into the right to receive, subject to a vesting schedule provided in the Business Combination Agreement and to the Continuing Contractor’s continued service with Parent or any of its subsidiaries through the applicable vesting dates, a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of $29.50 over the applicable per share exercise price for such option, with such amount reduced by any applicable payroll, income or other withholding Taxes, provided that any Contractor Option with a per-share exercise price equal to or exceeding $29.50 will be automatically terminated as of the Merger Effective Time. The holder of such Contractor Option will then have no further rights with respect to such Contractor Option, apart from the cash payment described in this paragraph.

Cashed‑Out Company RSUs

At the Merger Effective Time each Cashed-Out Company RSU will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) $29.50, with such amount reduced by any applicable payroll, income or other withholding Taxes. The holder of such Cashed-Out Company RSU will then have no further rights with respect to such Cashed-Out Company RSU, apart from the cash payment described in this paragraph.

Assumed Company RSUs

At the Merger Effective Time, each Assumed RSU will be assumed by Parent and converted in accordance with the terms of the Company equity plan and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Assumed RSU), into a restricted share unit of Parent, covering a number of ordinary shares of Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed RSU immediately prior to the Merger Effective Time multiplied by the Exchange Ratio (as defined below), and rounded down to the nearest whole share. The restricted shared units issued by Parent in assumption of the Assumed RSUs which were originally granted under the trustee capital gains route of Section 102 of the Ordinance, shall be issued under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the Ordinance and shall be issued to or controlled by the trustee nominated by Parent pursuant to Section 102 of the Ordinance and shall be subject to the provisions of the Options Tax Ruling or Interim Options Tax Ruling (as applicable). The holder of such Assumed RSU will then have no further rights with respect to such Assumed RSU, apart from any rights described in this paragraph.

Contractor Company RSUs

At the Merger Effective Time, each Contractor RSU will be canceled and converted into the right to receive, at the same time as such Contractor RSU would have vested pursuant to the terms of the applicable Company equity plan and/or award agreement by which it is evidenced (including any vesting acceleration, and subject to the Continuing Contractor’s continued service with Parent or any of its subsidiaries through the applicable vesting dates, a cash amount equal to the product of (x) the number of Company RSUs subject to such option, multiplied by (y) $29.50, with such amount reduced by any applicable payroll, income or other withholding Taxes. The holder of such Contractor RSU will then have no further rights with respect to such Contractor RSU, apart from the cash payment described in this paragraph.

Exchange and Payment Procedures

On or prior to the Merger Effective Time, Parent will designate one or more banks or trust companies reasonably acceptable to the Company (collectively, the “Paying Agent”) to make payments of the Merger Consideration to shareholders (other than payments with respect to cashed out Company Equity Awards which will be paid through Parent’s or any of its subsidiaries’ (including the Surviving Company’s) payroll system or, with respect to cashed-out Company Equity Awards or Company Shares subject to tax pursuant to Section 102(b) of the Ordinance which will be paid through the trustee nominated by the Company pursuant to Section 102 of the Ordinance. At the Merger Effective Time, Parent shall cause Merger sub to initiate, or cause to be initiated, a wire transfer to deposit with the Paying Agent cash in immediately available funds in an amount sufficient to pay the aggregate amount of Merger Consideration to shareholders of the Company (the “Exchange Fund”), for the sole benefit of the holders of Company Shares.

Promptly after the Merger Effective Time (and in any event within three Business Days thereafter), Parent will cause the Paying Agent to mail to each holder of record of a share certificate or book‑entry share as of the Merger Effective Time and whose Company Shares were exchanged into the right to receive the Merger Consideration (i) a letter of transmittal advising such holder of the effectiveness of the Merger and (ii) instructions advising shareholders how to surrender share certificates and book‑entry shares in exchange for their portion of the aggregate amount of Merger Consideration. Upon receipt of (1) surrendered certificates (or affidavits of loss in lieu thereof) or book‑entry shares representing the Company Shares, as applicable and (2) a signed letter of transmittal and such other documents as may be required pursuant to such instructions, the holder of such shares will be entitled to receive the Merger Consideration in exchange therefor. The amount of any Merger Consideration paid to the Company’s shareholders may be reduced by any applicable withholding taxes. Holders of Cashed-Out Company Options and Cashed-Out Company RSUs will not be required to sign any document in order to receive the consideration payable for their equity awards.

Unless otherwise determined pursuant to applicable withholding taxes, if any cash deposited with the Paying Agent is not disbursed within 12 months following the Merger Effective Time, such cash will be returned to Parent, upon demand, and any holders of Company Shares who have not complied with the exchange procedures in the Business Combination Agreement will thereafter look only to the Surviving Company as general creditors for payment of the Merger Consideration without any interest thereon.

The letter of transmittal will include instructions if a shareholder has lost a share certificate or if such certificate has been stolen or destroyed. In the event any certificates have been lost, stolen or destroyed, then before such shareholder will be entitled to receive the Merger Consideration, such shareholder will have to provide an affidavit of the loss, theft or destruction, and if required by Parent or the Paying Agent, deliver a bond in such amount as the Paying Agent may direct as indemnity against any claim that may be made against Parent, the Surviving Company, or the Paying Agent with respect to such certificate.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the Company, Parent and Merger Sub.

Some of the representations and warranties in the Business Combination Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Business Combination Agreement, “Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, or circumstance (each an “Effect,” and collectively, “Effects”) (a) has had or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition, operations or results of operations of the Company and its subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability of the Company or its subsidiaries to consummate the Merger and the Transactions by the Termination Date; provided, however, that in the case of clause (a) above, none of the following will be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a “Material Adverse Effect” any adverse effect to the extent arising from or attributable or relating to:

(i)
changes in, or events generally affecting, the U.S. or global financial, securities or capital markets or the financial, securities or capital markets in any other jurisdictions in which the Company or its subsidiaries operate;

(ii)
general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation, or any instability in the banking sector, including the failure or placement into receivership of any financial institution;

(iii)	changes in, or events generally affecting, the industries in which the Company or any of its subsidiaries operate;

(iv)
any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures (as defined in the Business Combination Agreement) or any change in such COVID-19 Measures or official interpretations thereof following the date of the Business Combination Agreement or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof;

(v)	any failure by the Company or any of its subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial performance;

(vi)	a decline in the price of the Company Shares, or a change in the trading volume of the Company Shares, on Nasdaq;

(vii)	changes in applicable Law;

(viii)	changes in IFRS (or authoritative interpretation thereof); and

(ix)
the taking of any specific action expressly required by the Business Combination Agreement, or the announcement or pendency of the Business Combination Agreement, the Continuation and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees, but, in each case, excluding the Company’s compliance with its obligations pursuant to the terms and conditions of the Business Combination Agreement.

Notwithstanding the foregoing, (1) the exceptions in items (v) and (vi) above shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Material Adverse Effect; (2) item (ix) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of the Business Combination Agreement or the consummation of the Transactions; and (3) the changes, effects, circumstances or developments set forth in the foregoing items (i), (ii), (iii), (iv), (vii) and (viii) shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionately adverse effect on the Company and its subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Material Adverse Effect” has occurred.

In the Business Combination Agreement, the Company has made customary representations and warranties to Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Business Combination Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing (to the extent applicable) and authority and qualification to conduct business with respect to the Company and its subsidiaries;

•	the capital structure of the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into and perform its obligations under the Business Combination Agreement, and the enforceability of the Business Combination Agreement;

•	the Company Board’s recommendation in favor of the Transactions;

•	shareholder voting requirements;

•	required consents, approvals and regulatory filings in connection with the Business Combination Agreement and performance thereof;

•	the accuracy and timeliness of all documents required to be filed or furnished by the Company with the SEC;

•	compliance with Nasdaq listing criteria;

•	the accuracy and completeness of the Company’s consolidated financial statements;

•	the Company’s internal accounting controls and procedures;

•	the Company’s disclosure controls and procedures;

•	the absence of Material Adverse Effects on the Company and its subsidiaries;

•	the absence of any litigation or legal proceedings against the Company or its subsidiaries;

•
the Company’s and its subsidiaries’ compliance with laws, including applicable anti-bribery and anti-corruption laws, applicable customs and trade laws, and applicable laws relating to government contracts;

•	the Company’s and its subsidiaries’ possession of necessary permits and internal controls, policies and procedures;

•	tax matters;

•	employee benefit plans;

•	labor and employment matters;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters;

•	real property owned or leased by the Company and its subsidiaries;

•	the existence and enforceability of specified categories of the Company’s and its subsidiaries’ material contracts and the violation or breach of or default thereunder;

•	gaming matters, including regulatory compliance and authority to conduct business;

•	insurance matters;

•	the identities of and status of relationships with the Company’s and its subsidiaries’ top customers and suppliers;

•	the rendering of Stifel’s fairness opinions to the Board;

•	payment of fees to brokers in connection with the Business Combination Agreement; and

•	absence of any transactions, relations or understandings between the Company or any of its subsidiaries and any affiliate or related person.

Each of Parent and Merger Sub has made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Business Combination Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Parent and Merger Sub;

•	Parent’s ownership of Merger Sub, which was formed solely for the purposes of engaging in the Transactions;

•	power and authority to execute and deliver and perform their respective obligations under the Business Combination Agreement;

•	required consents and regulatory filings in connection with the Business Combination Agreement;

•	the absence of litigation and legal proceedings against Parent or Merger Sub; and

•	matters with respect to Parent’s and Merger Sub’s sufficiency of funds, including solvency.

Some of the representations and warranties in the Business Combination Agreement made by Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Business Combination Agreement, “Parent Material Adverse Effect” means any change, event, development, circumstance or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other Transactions by the Termination Date.

The representations and warranties contained in the Business Combination Agreement will not survive the completion of the Merger.

Conduct of Business Pending the Merger

The Business Combination Agreement provides that during the period of time between May 15, 2023 (which is the date of the signing of the Business Combination Agreement) and the earlier to occur of the termination of the Business Combination Agreement or the Merger Effective Time, except as (1) required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in the Company Disclosure Schedule, or (4) as expressly contemplated by the Business Combination Agreement, the Company shall conduct its business and the business of its Subsidiaries in the ordinary course of business and, to the extent consistent therewith:

(a)
will, and will cause each of its subsidiaries, to use its and their commercially reasonable efforts to (A) preserve substantially intact the Company’s and its subsidiaries’ business organizations, goodwill, assets, properties, Gaming Licenses and Contracts, (B) maintain its existence in good standing under the Laws of its organization, incorporation or formation, as applicable, (C) keep available the services of its current officers, employees and independent contractors, (D) preserve its existing relationships with its material customers, suppliers, licensors, licensees, distributors, lessors and other persons with which the Company and its subsidiaries have business relations and (E) maintain in effect all of its foreign, federal, state and local licenses;

(b)
will not, and will not permit any of its subsidiaries to, among other things (subject to certain exceptions set forth in the Business Combination Agreement and Company Disclosure Schedule to the Business Combination Agreement):

(i)
(A) amend, supplement or otherwise modify its Organizational Documents, (B) adjust, split, combine, subdivide or reclassify its Company Securities, (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise (or any combination thereof) in respect of, or enter into any Contract with respect to the voting of, any shares of its Company Securities, or (D) purchase, repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options or Company RSUs outstanding on the date of the Business Combination Agreement, or permitted to be granted pursuant to the Business Combination Agreement in accordance with the existing terms of such awards and the Company Equity Plans;

(ii)
merge or consolidate with any other person, or restructure, recapitalize, dissolve, reorganize or completely or partially liquidate, or adopt or effect a plan of complete or partial liquidation or dissolution, except with respect to any wholly owned Subsidiary of the Company;

(iii)
except as required by applicable Law or by any Company Plan in effect as of May 15, 2023, (A) increase the compensation or benefits payable to any Participant, except for (i) increases in cash compensation in the ordinary course of business and consistent with past practice for current employees of no greater than 5% in the aggregate relative to what was scheduled in the Company’s budget included in the Company Disclosure Schedule (the “2023 Budget”)  or, (ii) with respect to employees who, as of the date of the Business Combination Agreement, hold Company Equity Awards, grants of equity awards permitted under the Business Combination Agreement, (B) grant any bonus, severance, change of control, retention, termination or similar compensation or benefits to any Participant other than (x) one-off cash bonuses that do not exceed the aggregate amount budgeted in the 2023 Budget or (y) severance entitlements in offer letters for new hires, in each case in the ordinary course of business consistent with past practice, (C) amend, adopt, establish, agree to establish, enter into, terminate or make any change to any Company Plan, including any new annual bonus or incentive plan, or any collective bargaining agreement or other labor union Contract, (D) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Plan, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan other than in the ordinary course of business, (F) hire, engage, promote, temporarily layoff, furlough or terminate the employment or service of (other than termination for cause, including terminations resulting as a result of an employee’s failure to meet reasonable performance expectations) any Participant who, in the case of promotions, layoffs, terminations and furloughs, holds Company Equity Awards as of the date of the Business Combination Agreement and, in the case of hirings and engagements, (x) will be granted Company Equity Awards by the Company or (y) will have an annual base salary or fees of $200,000 or more (G) waive or release any noncompetition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any Participant, (H) grant or forgive any loan to any Participant or (I) effectuate any employee layoff or restructuring event affecting in whole or in material part any site of employment, facility, or operating unit;

(iv)
incur any Indebtedness or issue any rights to acquire any Indebtedness, or assume, guarantee, grant any Lien in respect of or otherwise become liable for any Indebtedness for any Person, except (A) pursuant to agreements set forth in the Company Disclosure Schedule, in the ordinary course of business consistent with past practice, (B) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, or (C) as otherwise do not exceed $10,000,000 in the aggregate;

(v)
make or commit to make any capital expenditures, or any obligations or liabilities in connection therewith, greater than as scheduled in the 2023 Budget, except as otherwise do not exceed $2,000,000 individually or $10,000,000 in the aggregate;

(vi)
transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon, surrender, divest, cancel, abandon, allow to lapse or otherwise dispose of any tangible properties or assets (including capital stock of any of its Subsidiaries), with a fair market value in excess of $1,000,000 individually and $5,000,000 in the aggregate (other than (1) transactions among the Company and its wholly owned Subsidiaries, (2) sales or purchases of inventory or obsolete or worthless equipment, in each case, in the ordinary course of business);

(vii)
issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of Company Securities, except as contemplated by the Continuation in Section 1.03 of the Business Combination Agreement and any Company Shares issued pursuant to Company Options, or Company RSUs outstanding on May 15, 2023 in accordance with the existing terms of such awards and the Company Equity Plans;

(viii)
(A) acquire or commit to acquire any business, whether by merger, purchase of property or assets, consolidation or otherwise or (B) subject to the foregoing clause (A), spend or commit to spend in excess of $1,000,000 individually and $5,000,000 in the aggregate to acquire assets or other property (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(ix)	make any material change with respect to its financial accounting policies or procedures, in each case, except as required by changes in IFRS or by applicable Law;

(x)
(A) enter into any new line of business, (B) conduct business in breach of any applicable Gaming Laws or (C) amend or vary the manner or scope of any existing line of business, if, for purposes of this paragraph (C),  such amendment or variation may give rise to a requirement for the Company or any of its subsidiaries to apply for and/or obtain any new Gaming License or to vary any existing Gaming License in a manner that would reasonably be expected to cause the Closing Date to be materially delayed or the Closing to be materially impaired or prevented;

(xi)
make any loans, advances or capital contributions to, or investments in, any person in excess of $250,000 individually and $1,000,000 in the aggregate (other than extensions of credit to customers in the ordinary course of business, advances to directors, officers and other employees or independent contractors for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto, or loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(xii)
(A) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Material Contract or (B) other than in the ordinary course of business and after consultation with Parent, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of the Business Combination Agreement;

(xiii)
settle, waive, release compromise or otherwise resolve any Proceeding in a manner resulting in liability for, or restrictions on the conduct of the business by, the Company or any of its subsidiaries, other than settlements, waivers or releases of, or compromises for or resolutions of any Proceeding (A) if the amount of any such settlement is not in excess of $1,000,000 individually or $5,000,000 in the aggregate; provided, that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries or (B) waive any material right with respect to any material claim held by the Company or any of its Subsidiaries;

(xiv)	fail to maintain, cancel, terminate or allow to lapse without a commercially reasonable substitute therefor, any material License;

(xv)
terminate, fail to renew, abandon, cancel, let lapse, encumber, license, sell, transfer or otherwise dispose of any material Company IP, or disclose (other than to agents, service providers, employees and contractors under confidentiality agreements) any material, confidential Company IP, in each case, other than (A) non-exclusive licenses granted in the ordinary course of business or (B) failing to renew, abandoning, cancelling, letting lapse immaterial Registered Company IP in the Company’s reasonable business judgement;

(xvi)
(A) settle, consent to or compromise any material Tax claim, audit, or assessment (B) make, revoke or change any material Tax election, change any Tax accounting period, or adopt or change any material method of Tax accounting, (C) make any material amendment to any Tax Returns, (D) surrender or waive any right to claim a material Tax refund or (E) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xvii)
terminate, cancel or make any material changes to the structure, limits or terms and conditions of any of the material insurance policies of the Company or its subsidiaries, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

(xviii)
fail to use its reasonable best efforts not to allow or suffer any Gaming License to lapse, expire or be cancelled, suspended, limited, revoked, materially modified, become subject to a condition, other than a Customary Condition, or not be renewed;

(xix)	surrender or rescind any Gaming License, or otherwise withdraw any pending application for a Gaming License; or

(xx)	agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in the Business Combination Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to Closing. Prior to Closing, the Company shall exercise, consistent with the terms and conditions of the Business Combination Agreement, complete control and supervision over its and each of its Subsidiaries’ respective operations.

Competing Proposals

From the date of the Business Combination Agreement until the earlier to occur of the termination of the Business Combination Agreement and the Merger Effective Time, and subject to certain exceptions set forth in the Business Combination Agreement, the Company has agreed not to, and to cause its subsidiaries and its and their respective representatives not to, directly or indirectly:

(i)
solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer inquiry, indication of interest or proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)
furnish to any Person or Group (other than Parent or any of its Representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or to afford any Person or Group (other than Parent or any of its Representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information relating to the Company or any of its Subsidiaries, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to an Acquisition Proposal;

(iii)
participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal;

(iv)	approve, endorse or recommend any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(v)
enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written or oral, binding or non-binding) relating to an Acquisition Transaction;

(vi)	authorize or commit to do any of the foregoing.

(vii)	withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend qualify or modify, the Company Board Recommendation in a manner adverse to Parent;

(viii)	adopt, approve or recommend an Acquisition Proposal;

(ix)
fail to publicly reaffirm the Company Board Recommendation within three business days of the occurrence of a material event or development and after Parent so requests in writing (or if the Luxembourg Shareholder Meeting or the Cayman Shareholder Meeting is scheduled to be held within ten business days, then within one business day after Parent so requests in writing);

(x)
if any Acquisition Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten business days of commencement thereof or fail to maintain such recommendation against acceptance at any time; or

(xi)	fail to include the Company Board Recommendation in the shareholder circulars for the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting

Notwithstanding the restrictions described above, if the Company receives, after May 15, 2023 and prior to the approval of the Business Combination Agreement by the Company’s shareholders at the Luxembourg Shareholder Meeting, an Acquisition Proposal which is not solicited in breach of the Business Combination Agreement and which the Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor constitutes a Superior Proposal (as defined below) or would reasonably be likely to lead to a Superior Proposal, and the failure to take action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under applicable Law the Company may, following the execution of an Acceptable Confidentiality Agreement:

•
furnish information (including nonpublic information) of the Company or any of its Subsidiaries to the person making such Acquisition Proposal and afford such person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries; and

•	participate or engage in discussions or negotiations with such person with respect to such Acquisition Proposal and any changes thereto.

The Company will notify Parent within twenty-four hours after the receipt of any Acquisition Proposal  or any inquiry related to the making of an Acquisition Proposal, together with the identity of the person making any such proposal, inquiry or request, or any inquiry, indication, request or offer that would be reasonably expected to lead to an Acquisition Proposal, and provide Parent with a summary of the terms and conditions of such proposal, inquiry or request and, if in writing, a copy thereof. The Company will keep Parent reasonably informed on a substantially current basis of the status of discussions relating to any such proposal, inquiry or request (and, in any event, within twenty-four hours of any change to the form or amount consideration or any other material terms specified in such proposal, inquiry or request).

For purposes of the Business Combination Agreement:

“Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than by Parent or Merger Sub) relating to an Acquisition Transaction;

“Acquisition Transaction” means any transaction or series of related transactions involving (i) any merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or Group of Persons to, directly or indirectly, hold securities representing fifteen percent (15%) or more of the outstanding Shares after giving effect to the consummation of such transaction or series of transactions, (ii) any direct or indirect purchase, license or other acquisition by any Person or Group of Persons of assets constituting or accounting for fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (measured by the fair market value thereof as of the date of such purchase, license or other acquisition) of the Company and its Subsidiaries, taken as a whole and (iii) any direct or indirect acquisition by any Person or group of Persons, whether from the Company or any other Persons, of securities representing fifteen percent (15%) or more of the outstanding Shares after giving effect to the consummation of such acquisition, including pursuant to a tender offer or exchange offer by such Person or group of Persons, in each case, other than the Transactions; and

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that did not result from any breach of Section 5.02 of the Business Combination Agreement (except that for purposes of this definition the references to “fifteen percent (15%) or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than seventy five percent (75%)” in each place it appears), after the date of the Business Combination Agreement that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) (i) is more favorable to the holders of Shares from a financial point of view than the Transactions (taking into account (a) all financial considerations; (b) the identity of the third party making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including relevant legal, regulatory, and other aspects of such Acquisition Proposal deemed relevant by the Company Board and (e) any revisions to the terms of the Business Combination Agreement and the Merger proposed by Parent during any notice period set forth in Section 5.02(e) of the Business Combination Agreement); (ii) is reasonably likely to be completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, and does not contain any conditionality of the third party’s obligation to consummate the Superior Proposal that is related to the third party’s completion of due diligence (for the avoidance of doubt, a right of the third party to access to or notification of information or documents shall not be deemed a due diligence closing condition) or the third party’s having obtained financing or disbursement of financing for the Superior Proposal and (iii) the financing of which is fully committed or reasonably determined in good faith by the Company Board to be available.

The Board’s Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Board has made the recommendation that the holders of Company Shares vote “FOR” the Luxembourg Meeting Proposals. The Business Combination Agreement provides that the Board will not effect a Company Board Recommendation Change except as described below.

At any time prior to the Luxembourg Shareholder Approval, the Board may make a Company Board Recommendation Change if in response to receiving a bona fide written Acquisition Proposal that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal or in response to an Intervening Event, if and only if:

•
the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties pursuant to applicable Law;

•	in the case of a Superior Proposal, the Company has complied with its obligations pursuant to the Business Combination Agreement to such Acquisition Proposal in all material respects;

•
the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Acquisition Proposal that has not been withdrawn or that an Intervening Event has arisen; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal or that such Intervening Event requires a Company Board Recommendation Change; and (C) resolved to effect a Company Board Recommendation Change, which notice will describe the basis for such Company Board Recommendation Change, including the identity of the Person or Group making such Acquisition Proposal and the terms of such Acquisition Proposal and includes copies of all relevant documents relating to such Acquisition Proposal or the facts and circumstances of such Intervening Event; and

•
prior to effecting such Company Board Recommendation Change, the Company and its Representatives, until 5 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of the Business Combination Agreement and the other Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal or such Intervening Event no longer requires a Company Board Recommendation Change; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding the Business Combination Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (1) in the event of change to the form or amount of consideration or any other material revision, amendment, update or supplement to such Acquisition Proposal or a material development relating to the Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of the Business Combination Agreement with respect to such new written notice (with the Notice Period in respect of such new written notice being three Business Days); and (2) at the end of the Notice Period, the Company Board must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such bona fide written Acquisition Proposal is a Superior Proposal or that such Intervening Event requires a Company Board Recommendation Change.

Further, the Company or the Company Board will be permitted to make a customary “stop, look and listen” communication required by applicable Law or any disclosure to the shareholders of the Company (including factually accurate disclosure about the business, financial condition or results of operations of the Company and its Subsidiaries or factually accurate disclosure of the Company’s receipt of an Acquisition Proposal, the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal or the operation of the Business Combination Agreement with respect thereto) that the Company Board, after consultation with its outside legal counsel, has determined in good faith is required by applicable Law (it being understood that any such action or disclosure that constitutes a Company Board Recommendation Change shall be made in compliance with the applicable provisions of the Business Combination Agreement).

However, under the Business Combination Agreement, the Company is required to call the Luxembourg Shareholder Meeting at Parent’s request, even if the Board has changed its recommendation with respect to the Merger and the Transactions and there is an outstanding proposal by a third party to acquire the Company that the Board has found to be a Superior Proposal. In addition, pursuant to the Support Agreement, the Significant Shareholders have provided Parent the right to vote all Company Shares held by the Significant Shareholders, representing approximately 61% of the Company Shares. As a result, we may be required to complete the Merger and the Transactions even in the case of a Superior Proposal and change of the Board’s recommendation with respect to Luxembourg Meeting Proposals (for more information, see the section of this shareholder circular entitled “The Continuation and the Merger—Reasons for the Merger and Recommendation of the Board—Possible Uncertainties, Risks and Negative Factors Associated with Merger” and “The Business Combination Agreement—Competing Proposals”).

“Intervening Event” means any effect, change, circumstance, event or occurrence that (i) was not known, or the material consequences of which were not known, to the Company Board as of the date of the Business Combination Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be considered and taken into account).

Employee Benefits Following the Merger Effective Time

As described in further detail in the Business Combination Agreement, Parent has agreed that for the period commencing at the Merger Effective Time and ending 12 months thereafter (such period, the “Transition Period”), Parent will, or will cause the Surviving Company or applicable subsidiary or affiliate of Parent to provide each employee of the Company or its subsidiaries who continues to be employed by Parent, the Surviving Company or any subsidiary or affiliate of Parent as of the Merger Effective Time, while they remain employed during the Transition Period (each, a “Continuing Employee”) with compensation (including incentive compensation opportunities) and employee benefits that are substantially comparable in the aggregate to the compensation (including incentive compensation opportunities) and employee benefits provided to the Company employees immediately prior to the Merger Effective Time, provided, however, that each Company Employee’s base salary and hourly wages will be no less than the base salary or hourly wages provided to such Company employee immediately prior to the Merger Effective Time, provided further that no equity-based, retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing Date shall be taken into account for purposes of this paragraph.

With respect to all employee benefit plans of the Surviving Company and its subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA), each Company employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer of the Company or any such subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or any of its subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns); provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service or (ii) for purposes of benefit accrual under any defined benefit pension plan.

In addition, Parent will or will cause the Surviving Company to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Company or any of its subsidiaries in which Company employees (and their eligible dependents) will be eligible to participate from and after the Merger Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Merger Effective Time. Parent shall, or shall cause the Surviving Company to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Merger Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they may be eligible to participate from and after the Merger Effective Time.

Efforts to Close the Merger

Under the Business Combination Agreement, each of the Company, Parent and Merger Sub has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to cause the conditions to closing of the Transactions to be satisfied as promptly as reasonably practicable (and in any event no later than the Termination Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as expeditiously as possible after the date of the Business Combination Agreement, including the obtainment of all Required Clearances; provided, however, that, Parent and its subsidiaries will not be required to take any actions which would result in a Regulatory Detriment.

Indemnification and Insurance

From and after the Merger Effective Time, the Surviving Company will and Parent will cause the Surviving Company to (i) indemnify and hold harmless each individual who at the Merger Effective Time is, or at any time prior to the Merger Effective Time was, an Indemnitee with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a director, officer, employee, agent, trustee or fiduciary of another person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Merger Effective Time (including any action relating in whole or in part to the Business Combination Agreement and the Transactions or relating to the enforcement of any indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, pursuant to the Existing Articles and, following the Continuation Effective Time, in the Continuation Articles and in any written agreement in existence as of the date of the Business Combination Agreement and previously made available to Parent providing for indemnification between the Company and any Indemnitee and (ii) assume all obligations of the Company and such subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in the Existing Articles and, following the Continuation Effective Time, in the Continuation Articles, and in any written agreement in existence as of the date of the Business Combination Agreement providing for indemnification between the Company and any Indemnitee and previously made available to Parent.

Without limiting the foregoing, Parent, from and after the Merger Effective Time, will cause, unless otherwise required by Law, the Continuation Articles to contain provisions no less favorable to the Indemnitees with respect to indemnification, advancement of expenses and exculpation of the Indemnitees than are set forth as of the date of the Business Combination Agreement in the Existing Articles, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

Further, the Business Combination Agreement provides that prior to the Merger Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Merger Effective Time (including in connection with the Business Combination Agreement or the transactions or actions contemplated thereby) (the “D&O Tail Policy”); provided, however that the Company shall not be required to pay an annual premium for the D&O Tail Policy in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Merger Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Merger Effective Time the D&O Insurance in place as of the date of the Business Combination Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of the Business Combination Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of the Business Combination Agreement; provided, however that none of the Company, Parent or the Surviving Company shall be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance; and, in the event that the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Other Covenants

Luxembourg Shareholder Meeting

The Company agreed (in accordance with applicable Law, the Existing Articles, and Nasdaq rules) to as promptly as reasonably practicable after the date of the Business Combination Agreement (i) duly call, give notice of and establish a record date for, and, as soon as reasonably practicable thereafter, and in any event within 25 calendar days after dissemination of the first notice, as described below, convene a Luxembourg Shareholder Meeting of the Company’s shareholders (the “Notice Date”) for the purpose of voting upon the approval of the Luxembourg Meeting Proposals and the consummation of the Transactions. The Company also agreed to, as soon as reasonably practicable following the date of the Business Combination Agreement and in any event within 35 days after the date of the Business Combination Agreement, prepare to furnish to the SEC on Form 6-K, the shareholder circular, including a proxy card. Notwithstanding the foregoing, the Company shall not reconvene, postpone or adjourn the Luxembourg Shareholder Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Luxembourg Shareholder Meeting to constitute a quorum; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company’s shareholder approval  or (iii) in the good faith judgment of the Board (after consultation with its outside legal advisors and the Parent), the failure to adjourn, postpone or delay the Luxembourg Shareholder Meeting would be reasonably likely to not allow sufficient time under applicable laws for the distribution of any required or appropriate supplement or amendment to the shareholder circular; provided, however, that without the prior written consent of Parent, (1) no single such adjournment or postponement shall be for more than ten Business Days and (2) in no event may the Luxembourg Shareholder Meeting be postponed to a date after the earlier of (x) twenty Business Days after the date on which the Luxembourg Shareholder Meeting was originally scheduled and (y) ten Business Days before the Termination Date unless otherwise required by applicable law.

Shareholder Litigation

The Company agreed (i) to promptly notify Parent of any shareholder litigation brought prior to the Merger Effective Time or valid termination of the Business Combination Agreement, (ii) to keep Parent reasonably informed with respect to the status thereof, (iii) to give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and (iv) to give Parent the right to consult on the settlement, release, waiver or compromise of any such litigation. The Company will in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation will be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Obligations to Seek Tax Rulings

The Company agreed that prior to the Closing the Company and its Israeli subsidiaries would file with the ITA, in a form reasonably acceptable to Parent, an application for a ruling that provides that (A) the treatment of all Vested 102 Trustee Continuation Equity Awards as contemplated by the Business Combination Agreement, and the delivery to the 102 Trustee of all amounts due to the holders of Vested 102 Trustee Continuation Equity Awards and Company 102 Shares, in each case prior to the lapse of the 102 Trust Period, will not be treated as a breach of the provisions of Section 102(b)(2) of the ITO, provided, that the applicable consideration paid to the holders of Vested 102 Trustee Continuation Equity Awards and to the holders of Company 102 Shares is deposited for the duration of the 102 Trust Period with the 102 Trustee and that such consideration will be considered under Section 102(b)(2) of the ITO to be income subject to the “capital gains route”; (B) that Parent and anyone acting on its behalf, including the Paying Agent, will be exempt from withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to Vested 102 Trustee Continuation Equity Awards and Company 102 Shares; (C) that (w) unvested Company Options that are Company 102 Options or Company 3(i) Options becoming and being deemed Unvested Continuation Options, (x) the exchange of Unvested Continuation Options that were originally granted as Company 102 Options or Company 3(i) Options for options with respect to Parent Ordinary Shares, (y) unvested Company RSUs that are Company 102 RSUs becoming and being deemed Unvested Continuation RSUs and (z) the exchange of Unvested Continuation RSUs that were originally granted as Company 102 RSUs for restricted share units with respect to Parent ordinary Shares not result in a Taxable event pursuant to Section 3(i) or Section 102 of the ITO, and a Tax continuity will apply, including for the purposes of Section 102 of the ITO, with regard to the requisite holding period, which will be deemed to have begun at the time of the original issuance of the Company Option or Company RSU, as applicable, and the classification of any gain thereunder will remain classified as capital gains; and (D) any other instructions or determinations as may be provided by the ITA (the “Options Tax Ruling”).

If the Options Tax Ruling is not granted prior to the Closing Date, the Company will use reasonable best efforts to seek to receive prior to the Closing Date an interim Tax ruling confirming that Parent and anyone acting on its behalf (including the Paying Agent) will be exempt from the requirement to withhold Taxes in Israel on any payments made with respect to Vested 102 Trustee Continuation Equity Awards or Company 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Interim Options Tax Ruling”).

The Company and Parent agree to cooperate with each other and use, and will cause their respective subsidiaries and affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under the Business Combination Agreement and applicable Laws to obtain the Interim Options Tax Ruling and the Options Tax Ruling as promptly as practicable; provided, however, that if neither ruling is obtained for any reason whatsoever by the Closing Date, the Closing will not be delayed or postponed, or give rise to any right of termination of the Business Combination Agreement.

Conditions to the Effectuation of the Continuation

The obligations of the Company to effect the Continuation are subject to the satisfaction (or waiver by the parties, to the extent permissible under applicable Law) of the following Continuation Conditions:

•	obtainment of the Luxembourg Shareholder Approval;

•	the expiration or earlier termination of the waiting period applicable to the consummation of the Transactions under the HSR Act;

•	the receipt of all Required Clearances and the expiration or earlier termination of all related applicable waiting periods;

•	no governmental authority in any jurisdiction has by any law or order restrained, enjoined or otherwise prohibited the consummation of the Transactions;

•
the receipt by each of Parent and the Company of a certificate from the other party dated as of the Continuation Date and signed on behalf of Parent or the Company, as applicable, by its executive officer, to the effect that as of the Continuation Date, it has no knowledge of any Effect, or the magnitude or consequences of such Effect that has caused or that would cause any of the Merger Conditions not to be satisfied on the Closing Date (assuming the Closing Date will be within three business days from the Continuation Date; and

•	the satisfaction or waiver of the other Merger Conditions except for any Merger Conditions that are not able by their terms or nature to be satisfied prior to the Continuation Effective Time.

Conditions to the Closing of the Merger

The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by the parties, to the extent such waiver is permissible under applicable Law) of the following conditions:

•	the completion of the Continuation;

•	obtainment of the Cayman Shareholder Approval; and

•
the continued satisfaction or waiver (to the extent permitted under applicable Law) of the first four Continuation Conditions listed in the section of this shareholder circular entitled “—Conditions to the Effectuation of the Continuation.”

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) of the following conditions:

•
with specified qualifications and exceptions, the truth and correctness of the Company’s representations and warranties contained in the Business Combination Agreement as of immediately prior to the Merger Effective Time;

•
the Company having complied with or performed, in all material respects, the obligations required to be complied with or performed by it under the Business Combination Agreement on or prior to the Merger Effective Time;

•	no Company Material Adverse Effect shall have occurred since May 15, 2023 that is continuing;

•
the receipt by Parent of a certificate dated as of the Closing Date and signed on behalf of the Company by a senior executive officer, to the effect that the conditions described in the preceding three items have been satisfied;

•	no Remedy Actions have been imposed, or are expected to be imposed on or following the Merger Effective Time, that would, individually or in the aggregate, result in a Regulatory Detriment; and

•
the receipt of confirmation from the CMA that (i) the CMA does not intend to request further information or open a Phase I investigation in relation to the Transactions or any matters arising therefrom, after submission by Parent of a briefing paper to the CMA’s merger intelligence committee (provided, that the CMA has not subsequently decided to open an investigation in relation to the Transactions or any matters arising therefrom or related thereto); (ii) the CMA does not intend to refer the Transactions or any matters arising therefrom for a CMA Phase II Reference (which includes a decision accepting a Remedy Action in lieu of such a reference to the extent such Remedy Action would not have a Regulatory Detriment individually or in the aggregate); or (iii) following a CMA Phase II Reference of the Transactions or any matters arising therefrom or related thereto, the Transactions may proceed without any Remedy Action or with a Remedy Action that individually or in the aggregate would not have a Regulatory Detriment.

The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) of the following conditions:

•
with specified qualifications and exceptions, the truth and correctness of Parent’s and Merger Sub’s representations and warranties contained in the Business Combination Agreement as of immediately prior to the Merger Effective Time;

•
Parent and Merger Sub having complied with or performed, in all material respects, their respective obligations required to be performed or complied with by them under the Business Combination Agreement on or prior to the Merger Effective Time; and

•
the receipt by the Company of a certificate dated as of the Closing Date and signed on behalf of Parent by a senior executive officer, to the effect that the conditions described in the preceding two items have been satisfied.

For purposes of the Business Combination Agreement:

“Remedy Action” means (1) by consent decree, hold separate order or otherwise, (I) the sale, divestiture, license, other disposition of, or imposition of any Lien or impediment upon, any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent, Merger Sub, their respective affiliates, the Company or any of its controlled affiliates or (II) any other restrictions on the activities of Parent, Merger Sub, their respective affiliates, the Company or any of its controlled affiliates, including any limitation on the ability of Parent, Merger Sub, their respective affiliates, the Company or its controlled affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses or assets and, in the case of Parent, the businesses or assets of the Company and its Subsidiaries, or (2) any concession, release, admission of liability, compromise, settlement or loss of rights in connection with any actual or threatened Proceeding;

“Regulatory Detriment” means a material adverse impact of one or more Remedy Actions on Parent, the Company, and their respective subsidiaries, taken as a whole, with materiality, for the purposes of this definition, being measured on a scale relative to the size of the Company and its subsidiaries, taken as a whole (and the aggregate financial and operating metrics of the Company and its subsidiaries, taken as a whole).

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Continuation, the Merger and the other Transactions may be abandoned at any time prior to the Merger Effective Time, whether before or after the obtainment of the Luxembourg Shareholder Approval or the Cayman Shareholder Approval in the following ways:

•	by mutual written consent of the Company and Parent;

•
by either the Company or Parent, if there shall be any applicable Law that makes consummation of the Transactions illegal or otherwise prohibited or if at any time, consummation of the Transactions would violate any Law or Order of any Governmental Authority having competent jurisdiction and such applicable Law or Order shall have become final and non-appealable;

•
by either Parent or the Company, if the Merger Effective Time has not occurred by the Termination Date, provided that (i) if on the Termination Date all of the Merger Conditions have been satisfied or waived, other than the conditions that related to Required Clearances, each of Parent and the Company may, at its sole discretion, extend the Termination Date by two months (the “Outside Date Termination”);

•
by either the Company or Parent upon failure to obtain the Luxembourg Shareholder Approval or the Cayman Shareholder Approval at the Luxembourg Shareholder Meeting or Cayman Shareholder Meeting, respectively, or any adjournment, reconvening, or postponement thereof, in each case at which a vote on such approval was taken (the “Voting Failure Termination”);

•
by Parent, if there has been a breach by the Company of its representations, warranties or covenants contained in the Business Combination Agreement such that any of the conditions precedent in Article VI of the Business Combination Agreement is not reasonably capable of being satisfied in a way that is incapable of being cured prior to the Termination Date or is not cured by the Company within thirty days after receipt by the Company of written notice of such breach from Parent; provided that the right to terminate the Business Combination Agreement will not be available to Parent if either Parent or Merger Sub are then in breach of their respective obligations under the Business Combination Agreement, such that the Merger Conditions shall not be satisfied prior to the Termination Date (the “Company Breach Termination”);

•
by the Company if there has been a breach by either Parent or Merger Sub of their respective representations, warranties or covenants contained in the Business Combination Agreement such that any of the conditions precedent in Article VI of the Business Combination Agreement is not reasonably capable of being satisfied in a way that is incapable of being cured prior to the Termination Date or is not cured by Parent or Merger Sub, as applicable, within thirty days after receipt by Parent of written notice of such breach from the Company; provided that the right to terminate the Business Combination Agreement will not be available to the Company if the Company is then in breach of its obligations under the Business Combination Agreement, such that the Merger Conditions shall not be satisfied prior to the Termination Date; and

•
by Parent, if, prior to obtaining the Luxembourg Shareholder Approval or the Cayman Shareholder Approval, (i) the Company materially and willfully breaches its obligations described in the sections of this shareholder circular entitled “—Competing Proposals” and “—The Board’s Recommendation; Company Board Recommendation Change” (provided that the right to terminate the Business Combination Agreement will not be available to Parent following the obtainment of the Luxembourg Shareholder Approval) or (ii) the Board has effected a Company Board Recommendation Change in respect of the Luxembourg Shareholder Approval or the Cayman Shareholder Approval (provided that the right to terminate the Business Combination Agreement will not be available to Parent following the respective Luxembourg Shareholder Approval or Cayman Shareholder Approval (the “Competing Proposal Termination”)).

In the event that the Business Combination Agreement is terminated pursuant to the termination rights above, the Business Combination Agreement will become null and void and, except as set forth below under “─Company Termination Fee,” and in certain instances for any liability for damages resulting from any Willful Breach prior to such termination fee, there will be no liability on the part of Parent, Merger Sub, the Company, the Parent Related Parties or the Company Related Parties, except that certain sections of the Business Combination Agreement will survive the termination of the Business Combination Agreement in accordance with their respective terms. In addition, no termination of the Business Combination Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between Parent and the Company, which rights, obligations and agreements will survive the termination of the Business Combination Agreement in accordance with their respective terms.

Company Termination Fee

If the Business Combination Agreement is terminated in certain circumstances specified therein, the Company has agreed to pay the Company Termination Fee of approximately $40.4 million to Parent.

Parent will be entitled to receive the Company Termination Fee from the Company in the following circumstances:

•
(A) the Business Combination Agreement was validly terminated pursuant to the Outside Date Termination, Voting Failure Termination or Company Breach Termination, (B) prior to such termination of the Business Combination Agreement or, in the case of a Vote Failure Termination, before whichever shareholder meeting that failed to approve the Transactions, an Acquisition Proposal has been publicly announced or publicly disclosed or delivered to the Company Board and (C) within one year of such termination, either an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) and such Acquisition Transaction is subsequently consummated (or is subsequently terminated before consummation but a subsequent Acquisition Transaction is entered into in connection with the termination of such Acquisition Transaction and such subsequent Acquisition Transaction is subsequently consummated); and

•	the Business Combination Agreement is validly terminated pursuant to a Competing Proposal Termination.

Solely for purposes of the immediately preceding bullet point, all references to “15 percent” in the definition of “Acquisition Transaction” are deemed to be references to “50 percent.”

Other Material Provisions of the Business Combination Agreement

Amendment

The Business Combination Agreement may be amended, at any time prior to the Merger Effective Time, in writing by the Company, Parent and Merger Sub, by action of the boards of directors of the respective parties.

Expenses

Except as otherwise expressly provided in the Business Combination Agreement, all Expenses incurred in connection with the Business Combination Agreement and the Transactions will be paid by the party incurring such Expenses, whether or not the Transactions are consummated.

Governing Law and Jurisdiction

The Business Combination Agreement is governed by the laws of the State of New York without regard to any conflicts of law rules that would require the application of any other law, except that the fiduciary duties of the Company Board, any exercise of appraisal or dissenters’ rights by the Company’s shareholders, the Continuation, the Statutory Plan of Merger and the Merger, shall in each case be governed by the laws of Luxembourg and the laws of the Cayman Islands to the extent applicable.

Except as provided for in the Statutory Plan of Merger, all disputes arising out of or in connection with the Business Combination Agreement (or the existence, breach, termination or validity thereof) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce with the legal seat of such arbitration being New York, New York, United States, except that for purposes of applying for a temporary restraining order, preliminary injunction, specific performance, or other interim or conservatory relief, as necessary in connection with the Business Combination Agreement and the Transactions, will be irrevocably submitted to the exclusive jurisdiction and venue of the United States federal court located in the Borough of Manhattan (or if jurisdiction in such United States federal court is not available, in a New York State court located in the Borough of Manhattan).

Specific Performance

In the event of a breach or threatened breach of any covenant or obligation in the Business Combination Agreement the non‑breaching party will be entitled to an injunction, specific performance or other equitable relief to enforce specifically the terms and provisions of the Business Combination Agreement.

DESCRIPTION OF COMPANY’S SHARE CAPITAL AS A CAYMAN ISLANDS EXEMPTED COMPANY

Upon completion of the Continuation, the authorized share capital of the Company (as set out in the Continuation Articles) will comprise $174,388.19 (divided into the number of ordinary shares of the Company then outstanding).

During the Continuation Period, the Company Shares will no longer trade on Nasdaq, and you will not be able to buy, sell or transfer Company Shares. The sole purpose of the Company Shares during the Continuation Period will be to represent the right of Company shareholders to receive the Merger Consideration subject to completion of the Merger.

Comparison of Luxembourg Shareholder Rights and Cayman Shareholder Rights

The Company is currently incorporated under the laws of Luxembourg. The following table summarizes certain material differences between the rights of holders of ordinary shares in the Company as a Luxembourg law governed public limited liability company (société anonyme) and the rights of holders of the Company Shares in the Company as a Cayman Islands exempted company, which result from differences in the governing documents and the laws of Luxembourg and the Cayman Islands.

Luxembourg:	Cayman Islands:
Transferability of Company Shares
Under Luxembourg law, the shares of the Company are freely transferrable subject to any restrictions set out in our articles of association.
The Company Shares are non-transferrable and the directors of the Company shall decline to register any transfer of the legal title to any Company Shares without a requirement to assign any reason therefor.

Limited Liability of Shareholders
The liability of the shareholders of the Company is limited to the amount contributed on the shares of the Company and, if any, unpaid on the shares of the Company respectively held by them.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the Company Shares respectively held by them.
Amendment of Governing Documents
Under Luxembourg law, amendments to our articles of association require a general meeting of shareholders held in Luxembourg and in front of a public notary at which at least one half of the share capital is represented. The notice of the general meeting of shareholders shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of a notice published in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations) and in a Luxembourg newspaper 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital represented.

Subject to the Cayman Companies Act and the rights attaching to the various classes of shares that may be issued from time to time by the Company, the Company may at any time and from time to time by Special Resolution alter or amend the Continuation Articles in whole or in part.

For the purposes of this table:

“Ordinary Resolution” means a resolution:

(a)      passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled; or

(b)      approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“Special Resolution” means a special resolution of the Company passed in accordance with the Cayman Companies Act, being a resolution:

(a)      passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled; or

(b)      approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares.

An increase of the commitments of its shareholders requires, however, the unanimous consent of the shareholders (and bondholders, if any).
In very limited circumstances, the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of our authorized share capital within which the board of directors is authorized to issue further ordinary shares or in the context of a share capital reduction and cancellation of ordinary shares. The board of directors is then authorized to appear in front of a public notary to record the capital increase or decrease and to amend the share capital set forth in the articles of association. The above also applies in case of the transfer of our registered office outside the current municipality.

Meetings of Shareholders
Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year within six months as from the close of the financial year. The purpose of such ordinary general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments, and grant discharge to the directors. The ordinary general meeting must be held within six months of the end of each financial year.

The directors of the Company may, whenever they think fit, convene a general meeting of the Company by notice in writing to the shareholders. Such notice shall be in any usual or common form or such other form as the directors of the Company may determine.

General meetings of the Company shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of the Company holding at least fifty percent (50%) of the paid up voting share capital of the Company deposited at the registered office of the Company specifying the objects of the meeting by notice in writing, and if the directors do not convene such meeting, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by the Company.

Notice of a general meeting shall be given in writing and shall be given no later than the day immediately prior to the date of the general meeting.

Notice of a general meeting shall specify the place, the day and the hour of the meeting and the general nature of the business.

Notice of a general meeting shall be given in the manner provided in the Continuation Articles or in such other manner (if any) as may be prescribed by the Company by a resolution of directors to such persons as are, under the Continuation Articles, entitled to receive such notices from the Company.

With the consent of shareholders holding at least a majority of the paid-up voting share capital entitled to receive notice of a particular general meeting and to attend and vote thereat, such meeting may be convened by such shorter notice or without notice and in such manner as those shareholders may think fit.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law, the board of directors is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements:

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: Pursuant to Luxembourg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions: Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) dissolution, and (v) an amendment of the articles of association.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution. Abstentions are not considered “votes.

Quorum Requirements:

No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business.  Save as otherwise provided by the Continuation Articles, two shareholders present in person or by proxy and entitled to vote at that meeting shall form a quorum.

If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved.  In any other case it shall stand adjourned to the next business day, at the same time and place, and if at the adjourned meeting a quorum is not present within an hour from the time appointed for the meeting the shareholder or shareholders present and entitled to vote shall form a quorum.

Shareholder Approval of Business Combinations
Under Luxembourg law and our articles of association, the board of directors has the broadest power to take any action necessary or useful to achieve the corporate objective. The board of directors’ powers are limited only by law and our articles of association.

Any type of transaction that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution, or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders.

Transactions such as a sale, lease, or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of association contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease, or exchange of substantial assets of ours.

The Company may merge or consolidate in accordance with the Cayman Companies Act.

To the extent required by the Cayman Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

Shareholder Action Without a Meeting
A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

A resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Distributions
Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general meeting of shareholders based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of association, our board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law.

Distributions (in the form of either dividends, share premium reimbursements or capital surplus reimbursements) may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law.

Under Luxembourg law, the amount of a distribution paid to shareholders (including in the form of dividends or share premium reimbursements) may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association.

Furthermore, no distributions (including in the form of dividends or share premium reimbursements) may be made if net assets were, at the end of the last financial year (or would become, following such a distribution), less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium and distributions in the form of capital surplus reimbursements may only be made out of capital surplus.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets may be declared or paid in respect of the Company Shares.

Repurchases and Redemptions
Pursuant to Luxembourg law, we (or any party acting on our behalf) may repurchase our own shares and hold them in treasury, provided that:

•      the shareholders at a general meeting have previously authorized our board of directors to acquire our ordinary shares. The general meeting shall determine the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of repurchase for consideration, the maximum and minimum consideration, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either us or by a person acting in its own name but on our behalf for the distribution thereof to our staff or to the staff of a company with which we are in a control relationship;

•       the acquisitions, including ordinary shares previously acquired by us and held by us and shares acquired by a person acting in his or her own name but on our behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•       the ordinary shares repurchased are fully paid-up; and

•     the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented (and except for acquisitions made on Nasdaq).

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to us, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the ordinary shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for them, and (ii) in the case of ordinary shares acquired by either us or by a person acting on our behalf with a view to redistributing the ordinary shares to our staff or its controlled subsidiaries, provided that the distribution of such shares is made within twelve months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce our capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares under Luxembourg law).

Any shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on our balance sheet a non- distributable reserve of the same amount must be reflected as a liability. Our articles of association provide that shares may be acquired in accordance with the law.

Subject to the Cayman Companies Act, the Company may:

(a)   issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the shareholder on such terms and in such manner as the directors of the Company may determine;

(b)   purchase its own shares (including any redeemable shares) on such terms and in such manner as the directors of the Company may determine and agree with the shareholder;

(c)   make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of its capital; and

(d)   accept the surrender for no consideration of any paid-up share (including any redeemable share) on such terms and in such manner as the directors of the Company may determine.

Any share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

The redemption, purchase or surrender of any share shall not be deemed to give rise to the redemption, purchase or surrender of any other share.

The directors of the Company may when making payments in respect of redemption or purchase of shares, if authorized by the terms of issue of the shares being redeemed or purchased or with the agreement of the holder of such shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

Dissenters’ Rights
Neither Luxembourg law nor our articles of association provide for appraisal rights.
Company Shares that are outstanding immediately prior to the Merger Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) the desire to dissent with respect to such Company Shares shall not be converted into or represent the right to receive the Merger Consideration attributable to such shares. Such shareholders shall be entitled to receive payment of the fair value of such shares held by them in accordance with the Cayman Companies Act.

If shareholders wishing to dissent fail to comply with the strict provisions set out in Section 238 of the Cayman Companies Act, they may lose their dissenters' rights.

Shareholder Suits
Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against board members).

Shareholders do not have the authority to initiate legal action on a company’s behalf. Shareholders holding at least 10% of the securities of a company having a right to vote at the general meeting may bring an action against the directors on behalf of the company.
Luxembourg law does not provide for class action lawsuits.

As a matter of Cayman Islands law, the decision whether to initiate proceedings for and on behalf of the company rests with the board of directors. However, there are certain circumstances in which a shareholder of a Cayman Islands company can seek leave of the Court to commence proceedings for and on behalf of a company (for example, where the wrongdoers are in control of the company and unreasonably fail to institute proceedings on the company's behalf).

An aggrieved shareholder's remedy against a Cayman Islands company must be sought by way of a petition to winding the company up on just and equitable grounds. However, the Court has the discretion to order an alternative remedy where the shareholder is able to establish that it is, in principle, just and equitable that the company should be wound up. The alternative remedies include orders for purchase of the plaintiff's shares, orders regulating the conduct of the company's affairs and injunctive relief.

Cayman Islands law does not provide for class action law suits. However, in certain circumstances, parties with the same interest in proceedings may be able to bring representative proceedings where one plaintiff acts on behalf of the group, though this is very rare in practice.

Voting Rights
Subject to any rights and restrictions attached to any Company Share or as set out in our articles of association, every shareholder has one vote and every person representing a shareholder by proxy shall have one vote for each Company Share of which they or the person represented by proxy is the holder.

Subject to any rights and restrictions for the time being attached to any Company Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Company Share of which they or the person represented by proxy is the holder.

MARKET PRICES AND DIVIDEND DATA

The Company Shares are listed on Nasdaq under the symbol “NGMS.” Based on a review of the information provided to us by our transfer agent, as of June 16, 2023, there were five registered holders of Company Shares, including Cede & Co., the nominee of the Depositary Trust Company, which is the sole United States registered holder and holds 20,526,547 (approximately 61%) of the Company Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Company Shares were held by brokers or other nominees. The number of record holders does not include the number of persons whose Company Shares are in nominee or in “street name” accounts through brokers.

The Company has not declared or paid any cash dividends on Company Shares in the past, and the Company does not anticipate declaring or paying cash dividends in the foreseeable future.

Following the Merger, there will be no further market for the Company Shares, the Company Shares will not be listed on Nasdaq, will not be registered under the Exchange Act, and will no longer file periodic reports with the SEC.

WHERE YOU CAN FIND MORE INFORMATION; INFORMATION INCORPORATED BY REFERENCE

We file annual reports with the SEC and furnish current reports and other information to the SEC. Our SEC filings are available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, our filings with the SEC are also available for free to the public on the Investor Relations page of our website, ir.neogames.com. Information contained on our website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

The SEC allows us to “incorporate by reference” information into this shareholder circular, which means that we can disclose important information to you by referring you to other documents filed separately with, or furnished to, the SEC. The information incorporated by reference is deemed to be part of this shareholder circular, except for any information superseded by information in this shareholder circular or incorporated by reference subsequent to the date of this shareholder circular. This shareholder circular incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition and are incorporated by reference into this shareholder circular.

The following Company filings with the SEC are incorporated by reference:

•	Annual Report on Form 20‑F for the fiscal year ended December 31, 2022, filed on April 28, 2023;

•	Reports of Foreign Private Issuer on Form 6‑K furnished on May 10, 2023 and May 26, 2023; and

•	Any description of Company Shares contained in a registration statement filed on Form 8-A pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this shareholder circular additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this shareholder circular and the earlier of the date of the Luxembourg Shareholder Meeting or the termination of the Business Combination Agreement. In addition, any Reports on Foreign Private Issuer on Form 6‑K furnished by us to the SEC after the date of this document until the date of the Luxembourg Shareholder Meeting or the termination of the Business Combination Agreement, which we specifically identify as being incorporated by reference into this document, are also incorporated by reference herein.

You may read and copy any reports, statements or other information incorporated by reference into this document (except for the exhibits to those documents) from us. You may also obtain these documents from the SEC or through the SEC’s website, described above. You may obtain any of the documents we file with the SEC, without charge and via first class mail or other prompt means, by requesting them in writing or by telephone from us at the following address and telephone number:

NeoGames S.A.
63-65, rue de Merl, L-2146 Luxembourg
Grand Duchy of Luxembourg

If you would like to request documents from us, please do so as soon as possible, to receive them before the Luxembourg Shareholder Meeting.

If you have any questions concerning the Business Combination Agreement, the Continuation, the Merger, the Re-Continuation (if applicable, the Luxembourg Shareholder Meeting or any other matter related to the accompanying shareholder circular, would like additional copies of the accompanying shareholder circular or need help voting your Company Shares, please contact our Proxy Solicitor:

Morrow Sodali, LLC
333 Ludlow Street, 5th Floor, South Tower
Samford CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: NGMS@investor.morrowsodali.com

MISCELLANEOUS

The Company has supplied all information relating to the Company, and Parent has supplied, and the Company has not independently verified, all of the information relating to Parent and Merger Sub contained in this shareholder circular.

You should rely only on the information contained in this shareholder circular, the annexes to this shareholder circular and the documents that we incorporate by reference in this shareholder circular in voting on the Luxembourg Meeting Proposals. We have not authorized anyone to provide you with information that is different from what is contained in this shareholder circular. This shareholder circular is dated June 21, 2023. You should not assume that the information contained in this shareholder circular is accurate as of any date other than that date (or as of an earlier date if so indicated in this shareholder circular), and the mailing of this shareholder circular to shareholders does not create any implication to the contrary. This shareholder circular does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

The Board currently knows of no other business to be transacted at the Luxembourg Shareholder Meeting, other than the Luxembourg Meeting Proposals as set forth in this shareholder circular; but, if any other matter is properly presented at the Luxembourg Shareholder Meeting, certain of the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, /s/ John E. Taylor, Jr. John E. Taylor, Jr. Chair of the Board of Directors

Date: June 21, 2023

ANNEX A – THE BUSINESS COMBINATION AGREEMENT

May 15, 2023

NEOGAMES S.A.

ARISTOCRAT LEISURE LIMITED

ANAXI INVESTMENTS LIMITED

BUSINESS COMBINATION AGREEMENT

TABLE OF CONTENTS
Page

ARTICLE I THE CONTINUATION	A-7

Section 1.01	The Continuation	A-7
Section 1.02	Continuation Closing	A-7
Section 1.03	Effects of the Continuation	A-7
Section 1.04	Memorandum and Articles of Association	A-8
Section 1.05	Board of Directors and Officers of the Company following the Continuation	A-8
Section 1.06	Necessary Further Actions	A-8

ARTICLE II THE MERGER; PAYMENT OF CONSIDERATION	A-9

A - i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	A-47

A - ii

ARTICLE V ADDITIONAL COVENANTS AND AGREEMENTS	49

ARTICLE VI CONDITIONS PRECEDENT	71

A - iii

ARTICLE VII TERMINATION	75

Section 7.01	Termination	75
Section 7.02	Effect of Termination	77
Section 7.03	Fees and Expenses	77

ARTICLE VIII MISCELLANEOUS	78

EXHIBIT 1 – MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY	99
EXHIBIT 2 – STATUTORY PLAN OF MERGER SCHEDULE 6.01(b) – GOVERNMENTAL CLEARANCES	100 100

 A - iv

BUSINESS COMBINATION AGREEMENT

PREAMBLE

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is dated as of May 15, 2023, and entered into among NeoGames S.A., a Luxembourg société anonyme (such entity, including after giving effect to its continuation as a Cayman Islands exempted company specified herein, the “Company”), Aristocrat Leisure Limited an Australian public limited company (“Parent”) and Anaxi Investments Limited a Cayman Islands exempted company and a wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, each of the Company, Parent and Merger Sub intend that, upon the terms and conditions set forth in this Agreement, the Company shall transfer its statutory seat, registered office and seat of central administration (siège de l'administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915 on commercial companies, as amended (the “Luxembourg Company Law”) and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act”) and, simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”);

WHEREAS, as promptly as practicable following the Continuation, upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated hereby and by the Support Agreement, the “Transactions”), with the Company being the surviving company (as defined in the Cayman Companies Act) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain of the Company’s shareholders (the “Significant Shareholders”) have entered into a support agreement with Parent (the “Support Agreement”) pursuant to which such shareholders have agreed, among other things, to vote in favor of and support the approval and adoption of this Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (as defined below) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger;

WHEREAS, the Company Board has unanimously (i) determined that it is fair to, and in the best interests of, the Company and its shareholders for the Company to enter into this Agreement and consummate the Transactions, including the Continuation and the Merger, (ii) approved and declared advisable this Agreement and the Support Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Continuation and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the Company submit to its shareholders (x) the approval and adoption of this Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (y) the approval of waiving any shareholder notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) and (z) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” and (iv) subject to Section 5.02(d), resolved to recommend such approvals and adoptions by the Company’s shareholders at the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof);

WHEREAS, the board of directors of Parent has authorized and approved the execution, delivery and performance by Parent of this Agreement, the Support Agreement and the Transactions, including the Merger and has taken all actions necessary to cause Aristocrat Technology Gaming Systems Pty Ltd, a direct  wholly owned subsidiary of Parent (the “Merger Sub Parent”), as the sole direct shareholder of Merger Sub, to approve and adopt this Agreement, the Support Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger;

WHEREAS, the board of directors of Merger Sub has (i) determined that it is fair to, and in the best interests of Merger Sub and its sole shareholder for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, (ii) approved and declared advisable this Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that Merger Sub submit to its sole shareholder, for adoption by written consent, the approval and adoption of this Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger and (iv) resolved to recommend such approval and adoption by Merger Sub Parent, in its capacity as the sole shareholder of Merger Sub;

WHEREAS, immediately following the execution and delivery of this Agreement, Parent shall cause Merger Sub Parent, in its capacity as the sole direct shareholder of Merger Sub, to, by written consent, approve and adopt this Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to prescribe various conditions to the Transactions, including the Continuation and the Merger.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
THE CONTINUATION

                            Section 1.01          The Continuation. The Company shall, subject to Section 5.05(f) and in cooperation and coordination with Parent, as promptly as practicable make and procure all filings, certifications, consents, approvals, clearances and other authorizations that are required to be made with, or obtained from, any applicable Governmental Authorities, including the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés) (the “Luxembourg Register”) and all publications that are required to be made with the Luxembourg Electronic Compendium of Companies and Associations (Recueil électronique des sociétés et associations) and the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) to effectuate the Continuation (it being understood that the obligations under this Section 1.01 shall not include any obligation to actually effectuate the Continuation in advance of the satisfaction or, to the extent permissible under applicable Law, waiver of the conditions set forth in Section 6.01).

              Section 1.02          Continuation Closing. Unless this Agreement shall have been terminated pursuant to Article VII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Continuation (the “Continuation Closing”) shall be conducted remotely via the electronic exchange of documents and signatures on the fifth Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Section 6.01. On the anticipated Continuation Closing Date, the Company shall, in cooperation and coordination with Parent, take all actions necessary or advisable to cause the Continuation Effective Time to occur as promptly as practicable in accordance with the applicable provisions of the Luxembourg Company Law and the Cayman Companies Act. The Continuation shall become effective on the date and at such time at which the Cayman Registrar has issued a certificate of continuation for the Company (such date and time the “Continuation Effective Time”). The date on which the Continuation Effective Time actually occurs shall be the “Continuation Closing Date”.

                            Section 1.03          Effects of the Continuation.

(a)          The Company. The Continuation shall have the effects set forth in this Agreement and the applicable provisions of the Cayman Companies Act. From and after the Continuation Effective Time, the Company shall be a Cayman Islands exempted company in accordance with the applicable provisions of the Cayman Companies Act with all rights, privileges, immunities, powers and franchises possessed by the Company prior to the consummation of the Continuation continuing unaffected and unchanged following the Continuation Effective Time in accordance with Cayman Islands Law.

(b)          Share Capital. From and after the Continuation Effective Time until the Effective Time, by virtue of the Continuation and without any further action on the part of Parent, Merger Sub, the Company or any holder of any security of the Company:

(i)               each issued and outstanding share of the Company without par value prior to the Continuation Effective Time (a “Share”) will become and be deemed converted automatically, on a one-for-one basis, into an ordinary share without par value of the Company following the Continuation Effective Time (a “Continuation Share”), and (i) each certificate previously representing any such Shares (a “Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number of Continuation Shares into which such Shares represented by such Certificate have become and been deemed converted pursuant to this Section 1.03(b)(i), and (ii) each book-entry account formerly representing any uncertificated Shares shall thereafter represent, without any further action, that number of Continuation Shares into which such Shares have become and been deemed converted pursuant to this Section 1.03(b)(i), and thereafter, the holders thereof shall cease to have any rights with respect to such Shares;

(ii)              each issued and outstanding Company Option prior to the Continuation Effective Time will become and be deemed converted automatically, on a one-for-one basis, and in accordance with the terms of the Company Equity Plans and/or option agreement by which it is evidenced, into an option to acquire Continuation Shares, subject to the same terms and conditions as were applicable under such Company Option immediately prior to the Continuation Effective Time (including the per-share exercise price, vesting schedule and any vesting acceleration) (each, a “Continuation Option”); and

(iii)               each issued and outstanding Company RSU prior to the Continuation Effective Time will become and be deemed converted automatically, on a one-for-one basis, and in accordance with the terms of the Company Equity Plans and/or restricted share unit agreement by which it is evidenced, into a restricted share unit with respect to Continuation Shares (or cash, if so provided under the terms of such Company RSU), subject to the same terms and conditions as were applicable under such Company RSU immediately prior to the Continuation Effective Time (including the vesting schedule and any vesting acceleration) (each, a “Continuation RSU”).

(c)          Transfers. From and after the Continuation Effective Time, there shall be no transfers on the register of members of the Company of any Shares that were outstanding immediately prior to the Continuation Effective Time or any Continuation Shares.

                            Section 1.04          Memorandum and Articles of Association. At the Continuation Effective Time, the memorandum and articles of association of the Company shall be in substantially the form attached hereto as Exhibit 1 (the “Memorandum and Articles of Association”), as adopted pursuant to the Luxembourg Shareholder Approval contingent upon the Continuation, until thereafter changed or amended in accordance with this Agreement or as provided therein or pursuant to applicable Law.

                            Section 1.05          Board of Directors and Officers of the Company following the Continuation. The directors and officers of the Company in office as of immediately prior to the Continuation Effective Time shall remain the directors and officers of the Company from and after the Continuation Effective Time, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified, as the case may be.

                            Section 1.06          Necessary Further Actions; Re-Continuation.

(a)          The Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Equity Plans) shall, prior to the Continuation Effective Time, take all actions necessary to effectuate the provisions of Section 1.03(b)(ii) and Section 1.03(b)(iii) (including the giving of any notices and obtaining any required consents), such that, following the Continuation Effective Time, (x) there shall be no outstanding Company Equity Awards (whether vested or unvested) (and the only outstanding equity awards with respect to the Company shall be Continuation Options and Continuation RSUs) and (y) no participant in any Company Equity Plans will have any right thereunder to acquire any Continuation Shares. Subject to Section 1.06(b), if, at any time before or after the Continuation Effective Time, any further action is necessary or advisable to carry out the purposes of the Continuation and the other Transactions, and to vest in the Company after the Continuation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company prior to the Continuation, then the Company will, in good faith consultation and cooperation with Parent, use reasonable best efforts to take all such lawful, necessary and advisable action.

(b)          Unless otherwise agreed between the parties in writing, in the event that, within three (3) Business Days following the Continuation Effective Time, the Statutory Plan of Merger has not been submitted to the Cayman Registrar in accordance with Section 2.02(b)(iii) due to the failure of any condition set forth in Section 6.02, Section 6.03 and/or Section 6.04 to be satisfied or waived (to the extent such waiver is permitted by applicable Law)  (a “Closing Failure”), then (i) the Company, shall effectuate the transfer of the Company’s statutory seat, registered office and seat of central administration from the Cayman Islands to Luxembourg in accordance with the Cayman Companies Act and Luxembourg Company Law (the “Re-Continuation”), (ii) in good faith consultation with Parent, the Company shall take all actions necessary to unwind the effects of the Continuation pursuant to this Agreement, including making and procuring all required filings, certifications, consents, approvals, clearances and other authorizations that are required to be made with, or obtained from, any applicable Governmental Authority, including the Luxembourg Register, all publications that are required to be made with the Luxembourg Electronic Compendium of Companies and Associations (Recueil électronique des sociétés et associations) and the Cayman Registrar and (iii), until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, all terms and conditions set forth in this Agreement shall remain in full force and effect following the Re-Continuation as if the completion of the Continuation prior to such Closing Failure had never occurred (and the conditions set forth in Section 6.01 had never been satisfied or waived), with the respective obligations of the parties continuing to apply, including, for the avoidance of doubt, the obligations of the Company, on and subject to the terms and conditions of Article V, to convene and hold a new Luxembourg Shareholder Meeting and/or Cayman Shareholder Meeting to obtain a new Luxembourg Shareholder Approval and/or Cayman Shareholder Approval (if required or advisable under the Cayman Companies Act or Luxembourg Company Law) and the obligation to proceed with, on and subject to terms and conditions of this Article I and Article II, the Transactions, including the Continuation and the Merger.

ARTICLE II
THE MERGER; PAYMENT OF CONSIDERATION

                            Section 2.01          The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Plan of Merger, (a) on the Closing Date and as promptly as practicable following the completion of the Continuation, each of the Company and Merger Sub will, and Parent shall cause Merger Sub Parent to, as applicable, execute and deliver the Statutory Plan of Merger and the other documentation required pursuant to Section 233 of the Cayman Companies Act and file the same with the Cayman Registrar in accordance with the Cayman Companies Act to consummate the Merger and (b) at the Effective Time, Merger Sub will be merged with and into the Company and in accordance with Part XVI of the Cayman Companies Act, with the separate corporate existence of Merger Sub thereupon ceasing and the Company being the Surviving Company in the Merger and a wholly owned Subsidiary of Parent. At and after the Effective Time, the Surviving Company shall thereupon and thereafter possess all rights, privileges, immunities, powers and franchises of the Company and Merger Sub continuing unaffected by the Merger in accordance with the Cayman Companies Act.

                            Section 2.02          Closing.

(a)          Closing Date. Unless this Agreement shall have been terminated pursuant to Article VII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures as promptly as practicable following the Continuation Effective Time and the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) at such time of the conditions set forth in Section 6.02, Section 6.03 and Section 6.04 (and in any event within two (2) Business Days following the fulfillment of said conditions). The date on which the Closing actually occurs shall be the “Closing Date”.

(b)          Unless otherwise mutually agreed in writing by the parties hereto, as promptly as practicable following the Continuation Effective Time:

(i)          the Company shall disseminate the Cayman Convening Notice;

(ii)          the Company shall promptly following the dissemination of the Cayman Convening Notice convene and hold the Cayman Shareholder Meeting on or prior to the anticipated Closing Date for the purpose of obtaining the Cayman Shareholder Approval; and

(iii)         immediately following the receipt of Cayman Shareholder Approval and the satisfaction or, to the extent permissible under applicable Law, waiver of the other conditions in Section 6.02, Section 6.03 and Section 6.04, the Company, Parent and Merger Sub will promptly cause a merger application with respect to the Merger to be filed with the Cayman Registrar in accordance with Part XVI of the Cayman Companies Act and to be accompanied by the documents required by Section 233 of the Cayman Companies Act, including the Statutory Plan of Merger.

                            Section 2.03          Effective Time. The Merger shall become effective at the time of the registration of the Statutory Plan of Merger by the Cayman Registrar or at such other time as may be specified in such Statutory Plan of Merger mutually agreed in writing between Parent and the Company (such time, the “Effective Time”).

                            Section 2.04          Memorandum and Articles of Association of the Surviving Company. At the Effective Time, the memorandum and articles of association of the Surviving Company appended to the Statutory Plan of Merger, which shall read as the memorandum and articles of association of Merger Sub in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Company, until thereafter changed or amended as provided therein or pursuant to applicable Law.

                            Section 2.05          Board of Directors and Officers of Surviving Company. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                            Section 2.06          Effect of the Merger on the Share Capital. Upon the terms and subject to the conditions set forth in this Agreement:

(a)          At the Effective Time, by virtue of the Merger, and without any action on the part of any holder of any security of the Company, Parent or Merger Sub:

(i)          Merger Consideration. Each Continuation Share issued and outstanding immediately prior to the Effective Time (other than (x) Continuation Shares owned by Parent or Merger Sub or any of their respective Subsidiaries and (y) Continuation Shares owned by the Company as treasury shares (each such Continuation Share referred to in the foregoing clauses (x) and (y), an “Excluded Share” and, collectively, the “Excluded Shares”) and (z) Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $29.50, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Continuation Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each Certificate formerly representing any of the Continuation Shares (other than the Excluded Shares and Dissenting Shares) and (B) each book-entry account formerly representing any uncertificated Continuation Shares (“Uncertificated Shares”) (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, and the holders of the Continuation Shares shall cease to have any rights with respect to such Continuation Shares other than the right of the holders of the Continuation Shares (other than the Excluded Shares and the Dissenting Shares) to receive the Merger Consideration upon surrender thereof in accordance with Section 2.07.

(ii)          Cancellation of Excluded Shares. Each Excluded Share outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration thereof and shall cease to exist.

(b)          Merger Sub. At the Effective Time, each ordinary share without par value of Merger Sub issued and outstanding immediately prior to the Effective Time shall become one ordinary share without par value of the Surviving Company.

                            Section 2.07          Exchange and Payment.

(a)          Paying Agent. At or immediately prior to the Effective Time, Parent shall cause Merger Sub to deposit with one or more paying agents selected by Parent and reasonably acceptable to the Company (collectively, the “Paying Agent”), for payment to the holders of Continuation Shares, cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration in connection with the Merger in accordance with this Article II (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”) for the sole benefit of the holders of Continuation Shares. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Continuation Shares pursuant to Section 2.06(a)(i) or relieve Parent or the Paying Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Paying Agent to cover any deficiency in the Exchange Fund. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of such Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 2.06(a)(i). Prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement.

(b)          Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Continuation Shares outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Continuation Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.07(e)) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 2.07(e)). Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.07(e)) to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding as provided in Section 2.07(g)) equal to the cash amount that such holder is entitled to receive pursuant to Section 2.06(a)(i), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Continuation Shares represented by a Certificate that is not registered in the register of members of the Company, the Merger Consideration to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Continuation Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable, in each case, reasonably acceptable to the Paying Agent and Parent.

(c)          Uncertificated Shares. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Shares (other than in respect of Excluded Shares and Dissenting Shares) materials advising such holder of the effectiveness of the Merger and the conversion of its Continuation Shares into the right to receive the Merger Consideration and (ii) deliver the Merger Consideration that such holder is entitled to receive in respect of its Continuation Shares pursuant to Section 2.06(a)(i) (after giving effect to any Tax withholdings as provided in Section 2.07(g)), without interest thereon.

(d)          Transfers; No Further Ownership Rights. From and after the Effective Time, there shall be no transfers on the register of members of the Company or the Surviving Company of any Continuation Shares that were outstanding immediately prior to the Effective Time, other than to reflect the Surviving Company as a direct wholly owned Subsidiary of Merger Sub Parent as of the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they will (subject to compliance with the exchange procedures of Section 2.07(b) be cancelled and exchanged as provided in this Article II. From and after the Effective Time, (a) all Continuation Shares will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any Continuation Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with Section 2.06, or in the case of Dissenting Shares, the rights set forth in Section 2.10. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Continuation Shares.

(e)          Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Company, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this Article II (after giving effect to any Tax withholdings as provided in Section 2.07(g)) had such lost, stolen or destroyed Certificate been surrendered. Parent or the Paying Agent, in its reasonable discretion and as a condition precedent to the payment of the Merger Consideration, may require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as the Paying Agent may direct, in accordance with the Paying Agent’s policies and practices, as indemnity against any claim that may be made against Parent, the Surviving Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f)          Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Continuation Shares (other than Excluded Shares and Dissenting Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 2.07(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.07(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Paying Agent or any other Person shall be liable to any former holder of Continuation Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of the Surviving Company, free and clear of all claims or interests of any Person previously entitled thereto.

(g)          Withholding Rights.

(i)          Each of Parent, Merger Sub Parent, Merger Sub, the Surviving Company and the Paying Agent pursuant to this Agreement (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable state, local or foreign Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub Parent, Merger Sub, the Surviving Company or the Paying Agent, as the case may be, such withheld amounts (i) shall be timely remitted by Parent, Merger Sub, the Surviving Company or the Paying Agent, as applicable, to the applicable Governmental Authority and (ii) to the extent remitted to the applicable Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub Parent, Merger Sub, the Surviving Company or the Paying Agent, as the case may be. Parent, Merger Sub Parent, Merger Sub, the Surviving Company or the Paying Agent, as applicable, shall provide to the relevant payee evidence regarding any such withholding to the extent (and in the time period) required under applicable Law. Notwithstanding the foregoing and anything in this Agreement to the contrary, with respect to Israeli Taxes, the portion of the Merger Consideration payable to any payment recipient included on Section 2.07(g) of the Company Disclosure Schedule and any other relevant recipient identified and mutually agreed by the parties (each such payment recipient, a “Listed Seller”), shall be retained by the Paying Agent for the benefit of each such Listed Seller for a period of up to three-hundred and sixty five (365) days following the Closing Date or an earlier date required in writing by a Listed Seller (the “Withholding Drop Date”), during which time, unless requested otherwise by the ITA, no payments shall be made by the Paying Agent to any such Listed Seller and no amounts for Israeli Taxes shall be withheld and remitted to the ITA from any payment deliverable pursuant to this Agreement to such Listed Seller, except as provided below, and during which time each Listed Seller may obtain a valid and applicable certificate or ruling issued by the ITA in form and substance reasonably satisfactory to the Paying Agent and Parent (which, for the avoidance of doubt, such certificate or ruling shall include a specific reference to the Company shares sold pursuant to this Agreement) that is sufficient to enable the Paying Agent and Parent to reasonably conclude that no withholding, or reduced withholding, of Israeli Tax is required with respect to a payment to such Listed Seller (such certificate, a “Valid Tax Certificate”). If a Listed Seller delivers, no later than three (3) Business Days prior to the applicable Withholding Drop Date a Valid Tax Certificate to the Paying Agent, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Listed Seller. If a Listed Seller (i) does not provide the Paying Agent with a Valid Tax Certificate by no later than three (3) Business Days before the applicable Withholding Drop Date, or (ii) submits a written request to the Paying Agent to release his portion of the Merger Consideration prior to the applicable Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three (3) Business Days before such time, then the amount to be withheld from such Listed Seller’s portion of any such payment shall be calculated according to the applicable withholding rate under applicable Israeli Law (which absent a change in Law, shall not exceed 25% from amounts otherwise payable in connection with the Transactions), which amount shall be calculated based on the U.S. dollar-NIS exchange rate known on the date the payment is actually made to such Listed Seller, and the Paying Agent shall pay to such Listed Seller the balance of the payment due that is not so withheld. For the avoidance of doubt,  unless otherwise required by applicable Law, no withholding of Israeli Taxes shall apply with respect to any payment recipient other than a Listed Seller and holders of Company 102 Shares, Company 102 Options or Company 102 RSU and holders of Company Equity Award granted to Israeli residents under Section 3(i) of the ITO.

(ii)          Notwithstanding the provisions of Section 2.07(g)(i), any payments made to holders of Company 102 Shares or Company 102 Options through the 102 Trustee will be subject to deduction or withholding of Tax under the ITO on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, unless the Options Tax Ruling (or the Interim Options Tax Ruling) has been obtained prior to the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, in which case the deduction and withholding of any Taxes in Israel shall be made only in accordance with the provisions of such Options Tax Ruling (or the Interim Options Tax Ruling).

                            Section 2.08          Continuation Equity Awards. Unless otherwise agreed to by the parties hereto, or Parent and the holder of such Continuation Equity Award, and without any action on the part of any holder of any security of the Company, Parent or Merger Sub, at the Effective Time and upon the terms and subject to the conditions set forth in this Agreement:

(a)          Continuation Options.

(i)          Vested Continuation Options. Each Vested Continuation Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Vested Continuation Option except for the rights to the cash amounts described in this Section 2.08(a)(i), and such Vested Continuation Option shall not be assumed by Parent. Upon cancellation thereof, each Vested Continuation Option shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Vested Continuation Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable per-share exercise price of such Vested Continuation Option, payable in accordance with Section 2.09. The amount of cash each such holder is entitled to receive for such Vested Continuation Option shall be rounded down to the nearest cent and will be reduced by any applicable payroll, income or other withholding Taxes. Any Vested Continuation Option outstanding immediately prior to the Effective Time that has a per-share exercise price equal to or exceeding the Merger Consideration shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property, consideration or further rights therefor.

(ii)          Unvested Employee Continuation Options. Each Unvested Employee Continuation Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time, shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become an option with respect to Parent Common Shares, and Parent shall assume each such Unvested Employee Continuation Option, in accordance with the terms of the Company Equity Plans and/or option agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Unvested Employee Continuation Option, to the extent applicable and, in the case of any Unvested Employee Continuation Options that are Unvested 102 Trustee Continuation Awards, the specific Tax route under which the Company Option converted into the Continuation Option was granted), except that from and after the Effective Time: (A) each Unvested Employee Continuation Option assumed by Parent shall be assumed under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102 of the ITO, (B) each Unvested Employee Continuation Option assumed by Parent pursuant to the terms herein shall not include an “early exercise” provision, regardless of whether the original Unvested Employee Continuation Option included an “early exercise” provision, (C) each Unvested Employee Continuation Option assumed by Parent may be exercised solely for Parent Common Shares, (D) the number of Parent Common Shares subject to each Unvested Employee Continuation Option assumed by Parent shall be equal to the number of Continuation Shares subject to such Unvested Employee Continuation Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share and (E) the per-share exercise price of each such Unvested Employee Continuation Option assumed by Parent shall be adjusted by dividing the per-share exercise price of such Unvested Employee Continuation Option immediately prior to the Effective Time by the Exchange Ratio and rounding up to the nearest cent; provided, that with respect to any Unvested Employee Continuation Option outstanding immediately prior to the Effective Time that has a per-share exercise price equal to or exceeding the per-share Merger Consideration, such Unvested Employee Continuation Option shall not be assumed by Parent and shall automatically terminate as of the Effective Time such that the holder thereof shall have no further rights with respect to the Unvested Employee Continuation Option. To the extent that any Unvested Employee Continuation Option is an Unvested 102 Trustee Continuation Award, Parent shall take any reasonable action and file the required documents under Section 102, including filings with the ITA, so as to enable the continuation of the same Tax treatment. In addition, it is intended that each such Unvested Employee Continuation Option shall be adjusted as required by Section 409A of the Code and the Treasury Regulations thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of the Treasury Regulations under Section 409A of the Code, or otherwise result in adverse Tax treatment or penalties under Section 409A of the Code, and clauses (D) and (E) of the first sentence of this Section 2.08(a)(ii) shall be modified to the extent necessary to ensure such compliance.

(iii)          Unvested Contractor Continuation Options. Each Unvested Contractor Continuation Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Unvested Contractor Continuation Option except for the rights to the cash amounts described in this Section 2.08(a)(iii), and such Unvested Contractor Continuation Option shall not be assumed by Parent. Upon cancellation thereof, each Unvested Contractor Continuation Option shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Unvested Continuation Option, an amount in cash equal to the excess, if any, of the per share Merger Consideration over the applicable per-share exercise price of such Unvested Contractor Continuation Option (the “Cash Replacement Option Amounts”), payable in accordance with this Section 2.08(a)(iii). The Cash Replacement Option Amounts shall, subject to the holder’s continued service with Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Contractor Continuation Options for which such Cash Replacement Option Amounts were exchanged would have vested pursuant to the terms of the applicable Company Equity Plan and/or option agreement by which it is evidenced (including any vesting acceleration); provided, that with respect to any Unvested Contractor Continuation Option outstanding immediately prior to the Effective Time with a per-share exercise price that is equal to or exceeding the per-share Merger Consideration shall automatically terminate as of the Effective Time such that the holder thereof shall have no further rights with respect to the Unvested Contractor Continuation Option.

(b)          Continuation RSUs.

(i)          Vested Continuation RSUs. Each Vested Continuation RSU that is outstanding immediately prior to the Effective Time shall be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Vested Continuation RSU except for the rights to the cash amounts described in this Section 2.08(b)(i), and such Vested Continuation RSU shall not be assumed by Parent. Upon cancellation thereof, each Vested Continuation RSU shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Vested Continuation RSU, an amount in cash equal to the Merger Consideration, in accordance with Section 2.09. The amount of cash each such holder is entitled to receive for such Vested Continuation RSU shall be rounded down to the nearest cent and will be reduced by any applicable payroll, income or other withholding Taxes.

(ii)          Unvested Employee Continuation RSUs. Each Unvested Employee Continuation RSU that is outstanding and unvested immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be converted into and become a restricted stock unit with respect to Parent Common Shares, and Parent shall assume each such Continuation RSU, in accordance with the terms of the Company Equity Plans and/or restricted stock unit agreement by which it is evidenced (including the vesting schedule and any vesting acceleration for each such Continuation RSU, to the extent applicable and in the case of any Unvested Employee Continuation RSUs that are Unvested 102 Trustee Continuation Awards the specific Tax route under which the Company RSU converted into the Continuation RSU was granted), except that from and after the Effective Time: (A) each Unvested Employee Continuation RSU assumed by Parent shall be assumed under an equity compensation plan of Parent which was filed for approval under the trustee capital gains route of Section 102, (B) each Continuation RSU assumed by Parent pursuant to the terms herein may be settled solely in Parent Common Shares (or cash, if so provided under the terms of such Unvested Employee Continuation RSU and such RSU is not subject to Tax under the trustee capital gains route of Section 102), and (C) the number of Parent Common Shares subject to each Continuation RSU assumed by Parent shall be equal to the number of Shares subject to such Continuation RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. To the extent that any Unvested Employee Continuation RSU is an Unvested 102 Trustee Continuation Award, Parent shall take reasonable action and file all required documents under Section 102, including filings with the ITA, so as to enable the continuation of the same Tax treatment.

(iii)          Unvested Contractor Continuation RSUs. Each Unvested Contractor Continuation RSU that is outstanding and unvested immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be terminated and cancelled at the Effective Time such that the holder thereof shall have no further rights with respect to such Unvested Contractor Continuation RSU except for the rights to the cash amounts described in this Section 2.08(b)(iii), and such Unvested Contractor Continuation RSU shall not be assumed by Parent. Upon cancellation thereof, each Unvested Contractor Continuation RSU shall be converted into and represent the right to receive, without interest, with respect to each Continuation Share underlying such Unvested Contractor Continuation RSU, an amount in cash equal to the per-share Merger Consideration (the “Cash Replacement Amounts”), payable in accordance with this Section 2.08(a)(iii). The Cash Replacement RSU Amounts shall, subject to the holder’s continued service with Parent and its Subsidiaries  (including the Surviving Company and its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Contractor Continuation RSU for which such Cash Replacement Company RSU Amounts were exchanged would have vested pursuant to the terms of the applicable Company Equity Plan and/or award agreement by which it is evidenced (including any vesting acceleration); provided, that with respect to any Unvested Contractor Continuation RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, the amounts will be paid no earlier than the earliest time permitted under the applicable Company Plan or award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c)          Board Actions. The Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Equity Plans) shall, as promptly as practicable (but no less than five (5) Business Days prior to the Effective Time), take all actions necessary to effectuate the provisions of this Section 2.08, Section 1.03 and Section 1.06 (including the giving of any notices and obtaining any required consents) and to terminate the Company Equity Plans effective as of the Effective Time; such that, following the Effective Time, (i) there shall be no outstanding Company Equity Awards or Continuation Equity Awards (whether vested or unvested) and (ii) no participant in any Company Equity Plans will have any right thereunder to acquire any equity securities of the Company, the Surviving Company or any of their respective Subsidiaries. For the avoidance of doubt, no Company Equity Award (or portion thereof) or Continuation Equity Award (or portion thereof) will be, and the Company (including the Company Board or any duly authorized committee thereof administering the Company Equity Plans) shall not permit any Company Equity Award (or portion thereof) or Continuation Equity Award (or portion thereof) to be, accelerated in connection with the consummation of the Transactions, except for any Company Equity Award or Continuation Equity Award that, by its express contractual terms (including the applicable terms of any Company Equity Plan and any award agreement thereunder) as in effect on the date hereof, will automatically (without any action on the part of the Company (including the Company Board or any duly authorized committee thereof administering the Company Equity Plans)) accelerate in connection with the Transactions.

                            Section 2.09          Payments with Respect to Company Equity Awards.

(a)          Vested Non-102 Trustee Continuation Equity Awards. As promptly as practicable following the Effective Time (but in any event, no later than the second payroll date after the Effective Time), the Surviving Company shall pay, or procure that an Affiliate thereof shall pay, through its payroll systems the amounts due pursuant to Section 2.08 to the holders of Vested Non-102 Trustee Continuation Equity Awards, less any applicable payroll, income or other withholding Taxes; provided, that with respect to any Vested Continuation RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, the amounts will be paid no earlier than the earliest time permitted under the applicable Company Plan or award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b)          Vested 102 Trustee Continuation Equity Awards. As promptly as practicable following the Effective Time, the amounts due pursuant to Section 2.08 to the holders of Vested 102 Trustee Continuation Equity Awards shall be transferred to the 102 Trustee, which amounts shall be held and released in accordance with applicable Law and the Options Tax Ruling or the Interim Options Tax Ruling, as applicable. For the avoidance of doubt, the 102 Trustee shall be required to withhold any amounts required in accordance with applicable Law (including the provisions of Section 102, including the completion of any required 102 Trust Period). If the Options Tax Ruling or the Interim Options Tax Ruling are not obtained prior to the Closing, any payments made to holders of Vested 102 Trustee Continuation Equity Awards will be subject to deduction or withholding of Tax under the ITO on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, unless the Options Tax Ruling (or Interim Options Tax Ruling) is obtained prior to the fifteenth (15th) day of the calendar month following the month during which the Closing occurs.

                            Section 2.10          Appraisal Rights.

(a)          Notwithstanding any provision of this Agreement to the contrary, Continuation Shares that are outstanding immediately prior to the Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) the desire to dissent with respect to such Continuation Shares (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration attributable to such Dissenting Shares. Such shareholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by them in accordance with the Cayman Companies Act, unless and until such shareholders fail to elect to dissent by way of a written notice (pursuant to Section 238(5) of the Cayman Companies Act) or effectively withdraw or otherwise lose their appraisal rights under the Cayman Companies Act. All Dissenting Shares held by shareholders who shall have failed to elect to dissent by way of a written notice (pursuant to Section 238(5) of the Cayman Companies Act) or who effectively shall have withdrawn or lost their right to appraisal of such Continuation Shares under the Cayman Companies Act shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender and otherwise subject to the terms of this Article II applicable to Continuation Shares. The Dissenting Shares held by holders who have not validly or effectively withdrawn or lost their rights to dissent pursuant to Section 238 of the Cayman Companies Act will be cancelled and cease to exist in exchange for the right to receive fair value of such Dissenting Shares in accordance with the Cayman Companies Act.

(b)          The Company shall give Parent prompt written notice of any demands by holders of Dissenting Shares received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands or in connection with Section 238 of the Cayman Companies Act, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands (including settlement offers). In the event that any written objections are served by shareholders of Dissenting Shares to the Company pursuant to Section 238(2) of the Cayman Companies Act, the Company shall serve written notice of the authorization of the Merger (in form and substance reasonably acceptable to Parent) to such holders pursuant to Section 238(4) of the Cayman Companies Act within twenty (20) days following the Cayman Shareholder Approval. Within twenty (20) days of receiving the Company’s notice issued pursuant to Section 238(4) of the Cayman Companies Act, any shareholder wishing to dissent must give written notice of its decision to dissent to the Company, at which time, it shall cease to have any rights of a member except the right to be paid fair value for its shares and the rights referred to in Sections 238(12) and 238(16) of the Cayman Companies Act. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands, or agree to do any of the foregoing.

                            Section 2.11          No Dividends or Distributions. No dividends or other distributions with respect to the issued and outstanding share capital of the Surviving Company with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

                            Section 2.12          Adjustments to Prevent Dilution. Without limiting the Company’s obligations under Section 5.01, in the event that the Company changes the number of Shares, Continuation Shares or securities convertible or exchangeable into or exercisable for any such Shares, Continuation Shares or other security, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, share split (including reverse share split), share dividend or distribution, recapitalization, subdivision or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares, Continuation Shares and Company Equity Awards, as applicable, the same economic effect as contemplated by this Agreement prior to such event.

                            Section 2.13          Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will use reasonable best efforts to take all such lawful, necessary and advisable action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (A) set forth in the disclosure schedule delivered by the Company to Parent at the time of entering into this Agreement (the “Company Disclosure Schedule”) (it being understood that any disclosure set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to be disclosed and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face thereof that such disclosure is relevant to such other section or subsection) or (B) disclosed in any Company SEC Document filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by the Company and publicly available on or after January 1, 2021 and before the date of this Agreement, other than disclosure contained in the “Risk Factors” or “Forward-Looking Statements” sections in such Company SEC Documents, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature (it being acknowledged that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.06(a), Section 3.14, Section 3.20 and Section 3.21), the Company hereby represents and warrants to Parent and Merger Sub as follows:

                            Section 3.01          Organization; Standing. The Company is a public limited liability company (société anonyme) governed by the laws of Luxembourg and, from and after the Continuation Effective Time, the Company will be a Cayman Islands exempted company existing under the laws of the Cayman Islands. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the respective extract from the Luxembourg Register, certificate of incorporation, memorandum of association, articles of association, charter, operating agreement, partnership agreement, certificate of formation and bylaws (or other comparable organizational document, instrument or certificate) (each, an “Organizational Document”) of the Company and each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to and as in effect on the date of this Agreement and, after the Continuation Effective Time, the Company will have made available to Parent true, complete and correct copies of the search result from the Cayman Register of Companies with respect to the Company, the certificate of continuation of the Company, and the Memorandum and Articles of Association (or comparable organizational documents) of the Company. The Company is not in violation in any material respect of any of the provisions of its Organizational Documents and none of the Company’s Subsidiaries is in violation of any provisions of their Organizational Documents, as applicable, except for any violations that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                            Section 3.02          Capitalization.

(a)          As of the date of this Agreement, the authorized share capital of the Company is set at $174,388.19 represented by a number of shares freely determined by the Company Board, each without par value. As of the Continuation Effective Time, the authorized share capital of the Company will be set at $174,388.19 represented by a number of ordinary shares, each without par value, that is no less than the number of Shares issued and outstanding as of immediately prior to the Continuation Effective Time.  At the close of business on May 12, 2023 (the “Capitalization Date”), (i) 33,561,064 Shares were issued and outstanding, (ii) the authorized share capital of the Company was set at $174,388.19 represented by a number of shares freely determined by the Company Board, each without par value, (iii) no Shares were held by the Company and its Subsidiaries as treasury shares, (iv) 841,817 unissued Shares were subject to outstanding and unexercised Company Options (with a weighted average exercise price of $3.08 per Share) and (v) 353,639 unissued Shares were subject to outstanding Company RSUs. All outstanding Shares have been, and as of the Continuation Effective Time, all outstanding Continuation Shares will be, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)          Since the Capitalization Date, other than (i) as would be expressly contemplated by the Continuation or expressly permitted by this Agreement following the date hereof or (ii) in connection with the vesting, settlement or exercise of Company Equity Awards in accordance with their terms as in effect on the Capitalization Date, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon that were not outstanding as of the Capitalization Date or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.

(c)          Section 3.02(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of (i) all Company Optionholders and Company RSU Holders and each Company Equity Award, whether or not granted under the Company Equity Plans, including, with respect to each such Company Equity Award, the number of Shares subject thereto, the date of grant, the vesting commencement date, the vesting schedule (including any performance conditions), the exercise price per share (if applicable), the intended Tax status of each such Company Equity Award under any applicable Tax law providing favorable Tax treatment, the expiration date (if applicable), the Company Equity Plan from which such Company Equity Award was granted (if any) and the country of residence (both on the date hereof and the applicable grant date) of each such Company Optionholder and Company RSU Holder.

(d)          Except as expressly contemplated by the Continuation and expressly described in Section 3.02(a), there are (i) no outstanding shares of capital stock or share capital of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock or share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock or share capital of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock or share capital of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than the Company Equity Awards, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Other than the Support Agreement, none of the Company, its Subsidiaries or the Significant Shareholders are party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(e)          The Shares constitute the only outstanding securities of the Company or its Subsidiaries registered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”).

(f)          No bonds, debentures, notes or other Indebtedness having the right to vote (or which are exercisable or exchangeable for or convertible or redeemable into securities having the right to vote) on any matters on which shareholders of the Company or any of its Subsidiaries may vote are issued and outstanding.

(g)          Section 3.02(g) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company. All of the outstanding shares of capital stock or share capital of, or other equity or voting interests in, each Subsidiary and each Minority Investment (defined below) of the Company are owned, directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and material transfer restrictions, except for transfer restrictions under applicable securities Laws or under the Organizational Documents of the applicable Subsidiary or Minority Investment and Liens granted in connection with the Repaid Indebtedness. No Subsidiary of the Company owns any Shares or, from the Continuation Effective Time, will own any Continuation Shares. Each outstanding share of capital stock or share capital of each Subsidiary and Minority Investment of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or share capital or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company. None of the Subsidiaries of the Company has any outstanding equity compensation plans relating to the capital stock or share capital of, or other equity or voting interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary or Minority Investment of the Company or dividends paid thereon. Except as set forth in Section 3.02(g) of the Company Disclosure Schedule and other than capital stock, share capital or other equity ownership interests of the Subsidiaries of the Company, the Company does not beneficially own, directly or indirectly, any capital stock or share capital, membership interest, partnership interest, joint venture interest or other equity interest in any Person (any such equity interests in Persons set forth in Section 3.02(g) of the Company Disclosure Schedule, the “Minority Investments”).

                            Section 3.03          Authority; Non-contravention; Voting Requirements.

(a)          The Company has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the Luxembourg Shareholder Approval and the Cayman Shareholder Approval, to perform its obligations hereunder and to consummate this Agreement and the Transactions, including the Continuation and the Merger. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of this Agreement and the Transactions, including the Continuation and the Merger, have been duly authorized and approved by the Company Board, and, except for obtaining the Luxembourg Shareholder Approval and the Cayman Shareholder Approval, no other corporate or company action, as applicable, on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, including the Continuation and the Merger. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)          The Company Board has unanimously (i) determined that it is fair to, and in the best interests of the Company and its shareholders for the Company to enter into this Agreement and consummate the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (ii) approved and declared advisable this Agreement and the Support Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Continuation, Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the Company submit to its shareholders (1) the approval and adoption of this Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (2) the approval of waiving any notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) (3) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” and (4) in the case of any Closing Failure (A) the adoption of the Company Charter (in substantially the form in effect prior to the Continuation Effective Time that preceded such Closing Failure) as the Company’s articles of association in accordance with Luxembourg Company Law and effective from and after the Re-Continuation until a subsequent Continuation occurs in accordance with this Agreement and (B) the approval of the appointment of the members of the Company Board as of the Continuation Effective Time as members of the Company Board effective from and after the completion of the Re-Continuation, until a subsequent Continuation occurs in accordance with this Agreement or the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified, as the case may be, and (iv) subject to Section 5.02(d), resolved to recommend such approvals and adoptions by the Company’s shareholders (such recommendation, the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn.

(c)          Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of this Agreement and the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Organizational Documents or (ii) assuming (A) compliance with the matters set forth Section 5.05 and assuming the accuracy of the representations and warranties made in such Section 4.03 and Section 4.04(a), (B) the Luxembourg Shareholder Approval and Cayman Shareholder Approval are obtained and (C) receipt of the Governmental Clearances, (x) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties, assets, License or Gaming Licenses, (y) with or without any lapse of time or the giving of notice or both, violate, conflict with, constitute a default, breach, termination or modification (or right of termination or modification) under, payment of additional fees, a requirement of any consent, or the creation or acceleration of any obligations under any of the terms, conditions or provisions of any legally or contractually binding loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other arrangement (each a “Contract”) to which the Company or any of its Subsidiaries is a party  or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties, assets, Licenses or Gaming Licenses of the Company or any of its Subsidiaries, except, in the case of clause (ii), for any such violation, conflict, default, breach, termination, modification, payment, requirement, creation, acceleration or Lien that would not have or would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect.

(d)          The affirmative votes of the holders (in person or by proxy) of (i) a majority of not less than sixty six point seven percent (66.7%) of the Shares entitled to vote thereon present (in person or by proxy) or represented at the Luxembourg Shareholders Meeting or any adjournment, reconvening or postponement thereof in favor of (1) the adoption of this Agreement and the approval of the Memorandum and Articles of Association, the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure), and the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith), (2) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” and (3) in the case of any Closing Failure (A) the adoption of the Company Charter (in substantially the form in effect prior to the Continuation Effective Time that preceded such Closing Failure) as the Company’s articles of association in accordance with Luxembourg Company Law and effective from and after the Re-Continuation, until thereafter changed or amended in accordance with this Agreement, including the occurrence of a subsequent Continuation and (B) the approval of the appointment of the members of the Company Board as of the Continuation Effective Time as members of the Company Board effective from and after the completion of the Re-Continuation, until thereafter changed or amended in accordance with this Agreement, including the occurrence of a subsequent Continuation, and (ii) a majority of more than fifty percent (50%) of the Shares entitled to vote thereon in favor of the approval of waiving any notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof); provided, that, in each case of the foregoing clauses (i) and (ii), holders of more than fifty percent (50%) of the outstanding Shares are present (in person or by proxy) or represented at the Luxembourg Shareholders Meeting (or any adjournment, reconvening or postponement thereof) (the approvals and adoptions in the foregoing clauses (i) and (ii), collectively, the “Luxembourg Shareholder Approval”), are the only votes, adoptions or approvals of the holders of any class or series of capital stock of the Company that are necessary to approve and adopt this Agreement and the Transactions, including the Continuation and the Merger (except, in the case of the consummation of the Merger, the Cayman Shareholder Approval).

(e)          The affirmative votes of the holders (in person or by proxy) of (i) a majority of not less than sixty six point seven percent (66.7%) of the Continuation Shares entitled to vote thereon present (in person or by proxy) or represented at the Cayman Shareholders Meeting or any adjournment, reconvening or postponement thereof in favor of the adoption of the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the approval of the Merger (or, where a poll is taken in accordance with the Memorandum and Articles of Association, regard shall be had in computing a majority to the number of votes to which each shareholder is entitled) and (ii) a majority of more than fifty percent (50%) of the Continuation Shares entitled to vote thereon in favor of the approval of waiving any notice requirements under the Company’s Organizational Documents or Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof), provided, that, in each case of the foregoing clauses (i) and (ii), two (2) or more holders of the Continuation Shares entitled to vote are present (in person or by proxy) or represented at the Cayman Shareholders Meeting (or any adjournment, reconvening or postponement thereof) in the manner contemplated by this Agreement (the approvals and adoptions in the foregoing clauses (i) and (ii), collectively, the “Cayman Shareholder Approval”), are the only votes, adoptions or approvals of the holders of any class or series of the share capital of the Company following the Continuation Effective Time that are necessary to approve and adopt this Agreement and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure), the Merger and the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith).

                            Section 3.04          Governmental Clearances. Except for (a) approvals, filings, certifications and registrations expressly contemplated under Article I and Article II, (b) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) and the Exchange Act, (c) compliance with the rules and regulations of The Nasdaq Global Market (the “NASDAQ”), (d) consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained in connection with the Governmental Clearances, (e) compliance with any applicable state securities or blue sky laws and (f) consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under applicable Gaming Laws and, assuming the accuracy of the representations and warranties made by Parent and Merger Sub in Section 4.04(a), no consent or approval of, or waiver from or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of this Agreement and the Transactions, other than such other consents, approvals, waivers, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                            Section 3.05          Company SEC Documents; Undisclosed Liabilities.

(a)          The Company has timely filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2021 (together with any documents or information furnished during such period by the Company to the SEC on a voluntary basis on Form 6-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof and prior to the Closing Date, collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or, if amended, as of the date of such amendment, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished or, if amended prior to the date of this Agreement, as of the date of such amendment, contained, or with respect to the Company SEC Documents filed subsequent to the date hereof, will contain, any untrue statement of a material fact, omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding written comments from the SEC with respect to the Company SEC Documents.

(b)          The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company and other material information required to be disclosed by the Company in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures sufficient to provide reasonable assurance: (i) the Company maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Since January 1, 2021, neither the Company, nor to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees or independent contractors who have a significant role in the Company’s internal control over financial reporting, or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to periods since January 1, 2021 that would be reasonably expected to materially and adversely affect the Company’s ability to record, process, summarize and accurately report financial information.

(c)          The consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the Company SEC Documents were prepared in accordance with IFRS (applied on a consistent basis) and Regulation S-X and Regulation S-K, each as promulgated by the SEC and as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 20-F of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material).

(d)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents.

(e)          The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act, as amended and the rules and regulations of the SEC promulgated thereunder that are applicable to the Company, and (ii) the rules and regulations of NASDAQ that are applicable to the Company.

(f)          None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Shareholder Circulars shall, on the date the respective Shareholder Circulars are sent or mailed to shareholders of the Company, or at the time of the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting, as the case may be, which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information about Parent, Merger Sub or any Affiliates thereof that have been supplied by or on behalf of Parent for inclusion in the Shareholder Circulars.

                            Section 3.06          Absence of Certain Changes.

(a)          Since January 1, 2023, there has not been any change, effect, circumstance or development which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect that is continuing.

(b)          Since January 1, 2023 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses and there has not been any action taken by the Company or any of its Subsidiaries that, if taken by the Company or any of its Subsidiaries during the period from the date of this Agreement through the Effective Time without Parent’s consent would constitute a violation of Section 5.01 (other than Section 5.01(b)(i), Section 5.01(b)(iii) and Section 5.01(b)(vii)).

                            Section 3.07          Legal Proceedings. There are no civil, criminal, or administrative actions, suits, demands, claims, hearings, arbitrations, mediations, audits, inquires, examinations, litigations, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or any of their respective present or former officers or directors, except for those that have not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or that, as of the date hereof, relate to the execution, delivery, performance or consummation of this Agreement, the Support Agreement or any of the Transactions, including the Continuation and the Merger. Neither the Company nor any of its Subsidiaries is a party to or subject to any Order that has been or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or that would prevent, materially delay or materially impair the ability of the Company to consummate the Continuation and the Merger.

                            Section 3.08          Compliance with Laws; Permits.

(a)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the businesses of each of the Company and its Subsidiaries since January 1, 2020 (the “Applicable Date”) have not been, and are not being, conducted in violation of any applicable Law and (ii) to the Knowledge of the Company, no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened, nor has any Governmental Authority indicated an intention to conduct the same, nor has the Company or any of its Subsidiaries received any report, allegation, complaint, or any other information from any party related to potential non-compliance with any applicable Law by the Company or any of its Subsidiaries. The Company and its Subsidiaries possess each material permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued, granted or required by a Governmental Authority (each, a “License” and collectively, the “Licenses”) necessary to conduct their respective businesses, in all material respects, as presently conducted. Notwithstanding the foregoing, this Section 3.08 shall not apply with respect to Taxes, which shall be covered exclusively by Section 3.09 or Environmental Laws, which shall be covered exclusively by Section 3.12.

(b)          The Company, its Subsidiaries, their respective officers, directors and, to the Knowledge of the Company, their employees, independent contractors, agents, Representatives, intermediaries or other third parties acting on behalf of the Company or its Subsidiaries are in compliance in all material respects with and have, in the last five years, complied in all material respects with: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) to the extent applicable, (ii) all other applicable Anti-Corruption Laws and (iii) applicable Sanctions and Export Controls. The Company, its Subsidiaries and their respective officers, directors and employees have not, in the last five years, paid, offered or promised to pay, or authorized or ratified the payment, directly or to the Knowledge of the Company indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official to obtain or retain business, or to secure any other improper benefit or advantage, in each case in violation of any of the FCPA or any Anti-Corruption Laws.

(c)          The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote compliance with (i) the FCPA (to the extent applicable) and other applicable Anti-Corruption Laws, and (ii) applicable Sanctions and Export Controls.

(d)          Neither the Company nor any of its Subsidiaries nor any director or officer, nor, to the Knowledge of the Company, any employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened Proceeding by any Government Authority, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to (i) the FCPA (to the extent applicable) or any other applicable Anti-Corruption Laws, or (ii) applicable Sanctions and Export Controls. To the Knowledge of the Company, there are no facts that could lead to any such investigations, allegation, enforcement, or proceeding in the future.

(e)          None of the Company, any of its Subsidiaries, nor any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, independent contractors, agents, or other third-party representatives acting for or on behalf of any of the foregoing (i) is or has been a Sanctioned Person, or (ii) has, in the last five years, entered into any agreement, transaction, or dealing with, for the benefit of or related to any Sanctioned Person (or involving any property thereof) or Sanctioned Territory, in violation of Sanctions.

                            Section 3.09          Tax Matters.

(a)          The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)          All material Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been paid or have been adequately reserved against in accordance with IFRS or the applicable local accounting standard.

(c)          There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to the Knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax.

(d)          The Company and each of its Subsidiaries is, and at all relevant times has been, in compliance with all terms and conditions of any material Tax ruling, Tax exemption, Tax holiday or Tax reduction agreement or order, in each case, that is not generally available to Persons without specific application therefor.

(e)          There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)          None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).

(g)          No deficiency for any material Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved.

(h)          Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i)          Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or comparable provision of any other applicable Tax Law and neither the Company nor any of its Subsidiaries has entered into or been a party to any scheme, arrangement, transaction or series of transactions that is deemed abusive under applicable Law.

(j)          The Company and each of its Subsidiaries has reported and withheld all material amounts required to have been reported or withheld in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party. The Company and each of its Subsidiaries has paid such withheld amounts to the appropriate Governmental Authority.

(k)          Neither the Company nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than any customary commercial agreement entered into in the ordinary course of business, not primarily related to Taxes) that will require any payment by the Company or any of its Subsidiaries of any Tax of another Person (other than the Company or any of its Subsidiaries) after the Closing Date.

(l)          Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return or has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor, by Contract.

(m)          Neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) by reason of a change in accounting method.

(n)          None of the Company nor any of its Subsidiaries is (i) now, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code or (ii) is subject to any special provision of Tax Law applicable to entities that own over a certain threshold of real estate.

(o)          Neither the Company nor any of its Subsidiaries has or has had a permanent establishment in any jurisdiction other than the jurisdiction in which it is organized, formed or incorporated, as applicable. No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries has not paid Taxes or filed Tax Returns asserting that the Company or such Subsidiary is or may be subject to Tax or required to file a Tax Return in such jurisdiction.

(p)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law) in connection with such intercompany transactions entered into on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing or (vi) election pursuant to Section 965 of the Code (or any corresponding or similar provision of applicable Law) made on or prior to the Closing Date.

(q)          Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” pursuant to Section 2302 of the CARES Act. (ii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act; or (iii) otherwise claimed any form or Tax benefit pursuant to any legislation related to COVID-19.

(r)          Neither the Company nor any of its Subsidiaries has a permanent establishment or is otherwise a resident for Tax purposes in any jurisdiction other than the jurisdiction of its organization, formation or incorporation, as applicable.

(s)          Notwithstanding anything in the Agreement to the contrary, this Section 3.09, Section 3.10 and Section 3.11 (to the extent related to Tax matters) contain the sole and exclusive representations and warranties of the Company and its Subsidiaries regarding Tax matters.

                            Section 3.10          Employee Benefits.

(a)          Section 3.10 of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of each material Company Plan, other than individual employment agreements and offer letters that are consistent in all material respects with standard form agreements or letters that have been provided to Parent (each such agreement a “Standard Individual Arrangement”). With respect to each material Company Plan other than Standard Individual Arrangements, the Company has made available to Parent true, correct and complete copies (to the extent applicable) of (i) the plan document, including any amendments thereto, other than any portion of a document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Privacy Requirements, (ii) the most recent summary plan description and summary of material modifications, (iii) each trust, insurance, annuity contract or other funding vehicle, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the three (3) most recently filed annual reports, and (vi) the most recently received IRS determination letter or any tax determination or qualification letter applicable in any jurisdiction outside the United States.

(b)          Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Plan (and related trust or funding vehicle) has been maintained, operated and administered in compliance with its terms and applicable Law and any applicable collective bargaining agreements), and all contributions to each Company Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Company’s most recent balance sheet in accordance with the terms of such Company Plan and all applicable Law. No Company Plan or fiduciary or administrator of any such Company Plan has taken any action, or failed to take any action, which action or failure would reasonably be expected to subject the Company or any of its Subsidiaries or any Participant to any material liability for breach of any fiduciary duty, with respect to or in connection with any such Company Plan. There are no pending or, to the Knowledge of the Company, threatened material investigations by any Governmental Authority, proceedings or claims (except for claims for benefits in the ordinary course) against or in relation to such Non-U.S. Company Plan.

(c)          Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the last six years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA or a plan subject to Title IV or Section 302 of ERISA or Section 412 or 430 of the Code. Other than the Company Plans and for severance, notice pay or other statutory benefits required under applicable law, neither the Company nor any of its Subsidiaries has any material liability (actual or contingent) to pay, secure or enhance, (other than by payment of employers’ contributions to social security and other Taxes) any pension or other benefit payable on retirement, termination of employment or on death to any non-U.S. Participant. None of the employees or former employees of the Company or any of its Subsidiaries in the United Kingdom or the European Union whose employment has transferred to the Company pursuant to the EU Acquired Rights Directive 2001/23/EC and any local regulations implementing that directive has any right to benefits under or in relation to an occupational pension scheme that are not “old-age, invalidity or survivors’ benefits” (as referred to in Article 4(a) of the EU Acquired Rights Directive 2001/23/EC and any local regulations implementing that directive).

(d)          Except as required under applicable Law, or where the full cost of such benefits is borne by the current or former employee (or any of their beneficiaries), no Company Plan provides health, medical or other welfare benefits coverage following retirement or other termination of employment other than under an employment agreement or severance agreement requiring the Company to pay or subsidize premiums under the Consolidated Omnibus Budget and Reconciliation Act of 1985 for a terminated employee or the employee’s beneficiaries for a specified period following such employee’s termination of employment.

(e)          With respect to each Non-US Company Plan that under applicable law is managed or controlled by the Company or any of its Subsidiaries, except as would not reasonably be expected be material to the Company and its Subsidiaries (taken as a whole), (i) such Non-US Company Plan has obtained from the Governmental Authority having jurisdiction with respect to such Non-US Company Plan any required determinations, or has time remaining to obtain them, and (ii) such Non-US Company Plan is in compliance with the applicable Laws and regulations of the relevant jurisdiction. No Non-U.S. Company Plan is a defined benefit pension plan

(f)          The consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, officer or employee of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Plan, (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that will be non-deductible by the Company or its applicable Subsidiary as a result of Section 280G of the Code.

(g)          With respect to each grant of a Company Equity Award, (i) each such grant was made in all material respects in accordance with the terms of the applicable Company Equity Plan and applicable Law (including the rules of NASDAQ or any other applicable stock exchange and the terms of any applicable securities listing agreement), (ii) to the extent such Company Equity Award is Tax-advantaged in the applicable jurisdiction, the Company has satisfied all applicable requirements, including, in accordance with applicable Law, to maintain such status and (iii) each such grant was properly accounted for in all material respects in accordance with IFRS or Generally Accepted Accounting Principles in the Company SEC Documents (including financial statements) and all other applicable Laws. Each Company Option granted to any Participant who is a U.S. taxpayer has been granted with an exercise price per share equal to or greater than the fair market value (as such term is used in Section 409A of the Code and the guidance and regulations issued thereunder) per share underlying such Company Option on the grant date thereof.

(h)          With respect to each Company Equity Award granted to an Israeli taxpayer, Section 3.10(h) of the Company Disclosure Schedule sets forth whether such Company Equity Award was granted under, and is subject to Tax in Israel pursuant to, Section 3(i) of the ITO or Section 102 (and if subject to Section 102, the specific subsection of Section 102 under which such Company Equity Award was granted under, and is subject to Tax pursuant to) and whether an election was made to treat such Company Equity Award under the “capital gains route” or “ordinary income route”, and if such Company Equity Award was granted under Section 102(b)(2) of the ITO, the date on which each such Company Equity Award was deposited with the 102 Trustee and the date the Board resolution granting such Company Equity Awards was deposited with the 102 Trustee (unless the ITA have provided a tax ruling determining that such documents do not have to be deposited with the 102 Trustee).

(i)          True, correct and complete copies of each Company Equity Plan, all sub-plans relating to such Company Equity Plan, forms and agreements adopted under the Company Equity Plans, and executed copies of all award agreements that materially deviate from the terms of the template forms and agreements adopted under the Company Equity Plans, in each case, have been made available to Parent.

                            Section 3.11          Labor Matters.

(a)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar labor-related agreement or arrangement concerning the representation of employees, or any extension order, other than any such agreement or extension order that applies on a nation-wide basis or that is otherwise legally mandated.

(b)          As of the date of this Agreement, (i) no labor union, labor organization, works council, trade union, employers’ association, or similar organization represents or, to the Knowledge of the Company, claims to represent, any group of employees of the Company or its Subsidiaries, (ii) no demand for recognition, membership or payment on behalf of any employees of the Company or its Subsidiaries or on behalf of the Company or its Subsidiaries has been made within the last 3 years by or on behalf of any labor union, labor organization, works council, employers’ association, trade union or similar organization and, to the Knowledge of the Company, there are no activities or proceedings of any labor union, labor organization, works council, employers’ association, trade union or similar organization to organize any employees of the Company or any of its Subsidiaries and (iii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries.

(c)          Each of the Company and its Subsidiaries is in material compliance with all applicable Laws relating to employment or labor, including those related to hiring, background checks, wages, pay equity, hours, vacation, holiday pay, sick pay, paid time off, leaves of absence, collective bargaining and labor relations, classification of independent contractors, workers and employees, equal opportunity, document retention, notice, plant closing and mass layoff, health and safety, employment eligibility verification, immigration, child labor, discrimination, harassment, retaliation, accommodations, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave issues, the payment of social security and other Taxes and the withholding of all amounts payable to Governmental Authorities or private pension funds. There is no material amount due to or in respect of any Participant that is in arrears and unpaid other than remuneration, salary and expenses or fees incurred in the ordinary course of business for the pay period current at the date of this Agreement but not yet due for payment including accrued but unpaid holiday pay.

(d)          As of the date of this Agreement, (i) no current executive officer of the Company has given notice of termination of employment or is under notice of dismissal and (ii) the Company and its Subsidiaries have not made any loan or advance of an amount in excess of $10,000 to or for the benefit of any Participant that remains outstanding.

(e)          All of the Company’s and its Subsidiaries’ engagements with any Participant, or any engagement with any Participant that ended within the last three years, that have required a special visa, license or governmental authorization, have been in material compliance with applicable Law and such Participants have had all such required special visas, licenses or governmental authorizations for the duration of their engagement with the Company or the relevant Subsidiary.

(f)          All obligations of the Company and its Subsidiaries to provide statutory severance pay to their respective employees who reside or work in Israel, or whose employment is otherwise subject to the Laws of Israel (collectively, the “Israeli Employees”) pursuant to the Israeli Severance Pay Law, 5723-1963 are fully funded in accordance with Section 14 under the Severance Pay Law, 5723-1963 (any such fully-funded arrangement, a “Section 14 Arrangement”). Each Section 14 Arrangement has been properly applied to current Israeli Employees, from the commencement date of their employment, and based on their full base salaries. Neither the Company nor any of its Subsidiaries has any further liability or obligation to make payments of statutory or contractual severance pay in the event of termination of any of the Israeli Employees’ employment, for any reason, except for the release of the funds accumulated in accordance with any Section 14 Arrangement. With respect to the Israeli Employees, the Company and its Subsidiaries’ liability for any obligations to pay any amount of severance payment, pension or accrued vacation, is fully funded by deposit of funds in severance funds, pension funds, managers insurance policies or provident funds (and if not required to be so funded, adequate provisions have been made in the financial statements). Other than monthly base salaries, no Israeli Employee is entitled to any payment or benefit that may be reclassified as part of such employee’s salary for any purpose, including for calculating any social contributions.

                            Section 3.12          Environmental Matters. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending or, to the Knowledge of the Company, threatened, alleging non-compliance with or liability under any Environmental Law, (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law nor has the Company or any of its Subsidiaries assumed any liability of another Person relating to any Environmental Law, which would not otherwise be imposed on the Company or any of its Subsidiaries as a matter of law and (d) there have been no Release of Hazardous Substances by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other Person, on, at, under or from any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries.

                            Section 3.13          Intellectual Property.

(a)          Section 3.13(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Registered Company IP, including for each item (A) the owner(s) of such item, (B) the jurisdictions in which such item has been issued, registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries solely and exclusively own or have the valid right to use, free and clear of all Liens other than Permitted Liens, all Intellectual Property used in, or necessary to conduct, the business of the Company and its Subsidiaries as currently conducted.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) no Registered Company IP is involved in any interference, opposition, reissue, re-examination, revocation or equivalent proceeding and (B) no other Action is pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company IP, or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property of any Person. There are no Orders to which the Company or any of its Subsidiaries is subject that materially restrict their use of or rights under any material Company IP.

(d)          To the Knowledge of the Company, no Person is misappropriating, violating or infringing any Company IP in a manner that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, or otherwise violate, and as previously conducted since the Applicable Date has not infringed, misappropriated or otherwise violated, the Intellectual Property of any other Person, and, to the Knowledge of the Company, there are no unresolved claims asserted or threatened against the Company or any of its Subsidiaries alleging any such infringement, misappropriation or other violation.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Person who is entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries for any existing or potential Intellectual Property infringement, misappropriation or similar claim has made any such claims against the Company or any of its Subsidiaries for indemnification, reimbursement, contribution or the advancement of contribution of expenses.

(f)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the execution, delivery or performance of this Agreement, nor the consummation of the Transactions, will result in (i) the loss or impairment of or payment of any additional amounts with respect to, rights of the Company or any of its Subsidiaries to own or use the Business IP, or (ii) the Company or any of its Subsidiaries granting to any Person any ownership, license or other interest under or with respect to any Company IP.

(g)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has entered into written agreements with each current and former employee, officer, founder, consultant or independent contractor who is or was involved in or has contributed to the invention, creation, or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries (each, a “Company Associate”): assigning to the Company (or one of the Company’s Subsidiary’s) any ownership interest of the Company Associate in or to such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are current with their obligations, including all mandatory compensation, in the foregoing respect under the arrangements with all Company Associates in relation to all Intellectual Property rights developed on behalf of the Company and its Subsidiaries, and neither the execution, delivery or performance of this Agreement, nor the consummation of the Transaction will result in any further amounts being payable to any current or former Company Associate in relation to any Intellectual Property rights developed on behalf of the Company and its Subsidiaries. To the Knowledge of the Company, no Company Associate has any ownership interest, right or claim in any material Company IP.

(h)          The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality of all confidential Trade Secrets included in the Company IP.

(i)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have not incorporated, embedded or used any Open Source Software in a manner that (i) requires that any Company Software to: (A) be licensed, disclosed or made available to any third party in source code form, (B) be licensed to any third party for the purpose of modification or redistribution, (C) be licensed to any third party at no charge or (D) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (ii) requires the Company or any of its Subsidiaries to grant any patent license or other patent rights, in each case, under Company IP to a third party. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all use and distribution of Software by or through the Company and its Subsidiaries is in material compliance with all Open Source Software licenses applicable thereto and (ii) the Company and its Subsidiaries have not received a notice or request from any third party to disclose, distribute or license any of the Company Software pursuant to an Open Source Software license, or alleging noncompliance with any Open Source Software license.

(j)          Except as set forth on Section 3.13(j)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries are party to any source code escrow agreement or other agreement requiring the deposit, licensing or other provision of source code of any Company Software for the benefit of any third party. Except as set forth on Section 3.13(j)(ii) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transaction will result in any requirement on the Company or any of its Subsidiaries to (A) disclose or deliver any material source code to any third party (other than updates to existing source code escrow deposits in the ordinary course of business) or (B) release any material source code that is currently deposited in an escrow, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor any Person acting on behalf of the Company or any of its Subsidiaries, has otherwise disclosed, delivered or licensed to any third party, or permitted the disclosure, delivery or license of, any source code for Company Software (or agreed under any contract to do any of the foregoing), except for disclosures to employees, contractors or consultants under written agreements that prohibit use or disclosure of such source code other than in the performance of services to the Company or one of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)          To the Knowledge of the Company, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) none of the Company Software or Company IT Systems under the control of the Company and its Subsidiaries contains any defect, programming design error, virus, “trojan horse”, worm or other malicious code purposely designed to permit unauthorized access, to disable, disrupt, erase or otherwise harm Software, hardware or data of any end user and (ii) none of the Company Software constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the software industry).

(l)          The Company IT Systems are sufficiently adequate for the needs of the Company and its Subsidiaries as currently conducted. In the twelve (12) months prior to the Closing Date, to the Knowledge of the Company, there have been no (i) material security breaches of any Company IT Systems that has led to unauthorized access, use, modification, loss or disclosure of any material Personal Data or Company Data maintained by or on behalf of the Company or any of its Subsidiaries, or (ii) material disruptions in the Company IT Systems.

(m)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have complied with all applicable Privacy Requirements since the Applicable Date. To the Knowledge of the Company, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice or other communication from any Person (including any Governmental Authority or payment card association) within the past three (3) years regarding any actual or possible violation of, or failure to comply with, any Privacy Requirement by or with respect to the Company or any of its Subsidiaries.

(n)          Except as has not had and would not reasonably be expected to have, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently subject to any legal obligations that, following the Closing, would, in their current forms, prohibit the Company or any of its Subsidiaries from receiving or using Personal Data in the manner in which the Company or any of its Subsidiaries receives and uses Personal Data prior to the Closing.

(o)          Since the Applicable Date, the Company and each of its Subsidiaries have implemented and maintained commercially reasonable technical, physical and administrative measures designed to protect the security and integrity of the Company IT Systems.

                            Section 3.14          Anti-Takeover Provisions. No “fair price”, “moratorium”, “control share acquisition”, “interested shareholder” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company, the Significant Shareholders, this Agreement, the Support Agreement, the Transactions, the Shares or the Continuation Shares.

                            Section 3.15          Real Property.

(a)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries own any real property.

(b)          Section 3.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all real property subject to a lease, sublease or other occupancy agreement (each a “Real Estate Lease”) by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, including the buildings, structures and other improvements located thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has a valid leasehold interest in, and enjoys actual, exclusive, peaceful and undisturbed possession of, all Leased Real Property, in each case, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no leases, subleases, licenses, occupancy agreements, options, rights or other agreements or arrangements to which the Company or any of its Subsidiaries is a party, granting to any Person the right to use, occupy or otherwise obtain a real property interest in any of the Leased Real Property.

(c)          True, correct and complete copies of each Real Estate Lease have been made available to Parent prior to the date hereof, including any amendments, modifications or changes thereto.

                            Section 3.16          Contracts.

(a)          Section 3.16(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound other than each Contract solely among the Company and its wholly owned Subsidiaries that:

(i)          provides that any of the Company or its Subsidiaries will not compete with any other Person in any material respect, or which grants “most favored nation” or similar covenants or protections to the counterparty to such Contract (or that, following the Merger, would by its terms apply such limits or restrictions to Parent or its Affiliates);

(ii)          purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business (including in respect of soliciting clients or customers);

(iii)          requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons;

(iv)          relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance or other similar collaboration, including as it relates to any Minority Investment, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(v)          is a Real Estate Lease;

(vi)          contains a put, call, right of first refusal or offer, or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or any material assets, rights of properties;

(vii)          relates to any labor union, labor organization or works council or similar organization (including any collective bargaining agreement);

(viii)          relates to (x) any executive officer or director of the Company, or (y) any Affiliates or Persons holding three percent or more of the outstanding Shares, in each case other than a Company Plan;

(ix)          under which the Company and its Subsidiaries (x) have made or expect to make aggregate payments in excess of $1,000,000 during the fiscal year ended December 31, 2022 or in any subsequent year, or (y) have received or expect to receive aggregate payments in excess of $1,000,000 during the fiscal year ended December 31, 2022 or in any subsequent year;

(x)          is a settlement, conciliation or similar Contract arising out of a Proceeding or threatened Proceeding (x) that materially restricts or imposes any material obligation on the Company or its Subsidiaries or materially disrupts the business of the Company or any of its Subsidiaries as currently conducted, or (y) that would require the Company or any of its Subsidiaries to pay more than $1,000,000 in the aggregate following the date of this Agreement, in connection with a Proceeding;

(xi)          relates to indebtedness for borrowed money (other than intercompany indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding and/or committed principal amount in excess of $10,000,000;

(xii)          provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the ordinary course of business) or business (whether by merger, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any Person, (A) which the Company or its Subsidiaries has entered into in the past three years or (B) that has continuing liability, indemnification, guarantee, “earn-out” or other contingent payment obligations on the Company or its Subsidiaries, in each case, other than solely as among the Company and its wholly owned Subsidiaries;

(xiii)          was entered into with a Significant Supplier or Significant Customer;

(xiv)          any other Contract to which the Company or any of its Subsidiaries is a party (other than any other Material Contract), if a termination of such Contract reasonably would be expected to have or result in a Material Adverse Effect; and

(xv)          (i) pursuant to which any Person grants to the Company or any of its Subsidiaries any license, covenant (including covenants-not-to-sue, covenants-to-sue-last or otherwise), release, immunity or other use right with respect to any Intellectual Property rights material to the business of the Company and its Subsidiaries (other than (A) licenses for off-the-shelf or other generally commercially available Software with an annual aggregate or one-time cost of not more than $100,000, (B) licenses to Open Source Software, (C) confidentiality or non-disclosure Contracts, and (D) Contracts containing non-exclusive licenses granted in the ordinary course of business, where such licenses are incidental to the transactions contemplated by such Contracts); or (ii) pursuant to which the Company or any of its Subsidiaries grants to any third party any license, covenant (including covenants-not-to-sue, covenants-to-sue-last or otherwise), release, immunity or any other use right with respect to any material Company IP (other than (A) confidentiality or non-disclosure Contracts, (B) Contracts containing non-exclusive licenses of Company IP granted in the ordinary course of business and (C) Contracts containing non-exclusive licenses, where such licenses are incidental to the transactions contemplated by such Contracts (such Contracts required to be listed pursuant to clauses (i) - (xv) of this Section 3.16(a), collectively, the “Material Contracts”).

(b)          A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and, to the Knowledge of the Company, is in full force and effect, or (ii) neither the Company nor any of its Subsidiaries has received or delivered written notice of breach of or default under any Material Contract, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party.

                            Section 3.17          Gaming.

(a)          Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, neither the Company, nor any of its Subsidiaries, or any of their respective shareholders, owners, officers, directors, or employees (i) has suffered a suspension, denial, non-renewal, condition (other than a Customary Condition), revocation or non-issuance of any Gaming License for any reason whatsoever or (ii) withdrawn any application for any Gaming License for any reason whatsoever.

(b)          Neither the Company, nor any of its Subsidiaries, or any of their respective officers, directors or employees (i) has been informed that a Gaming Regulatory Authority does not intend to renew a Gaming License or (ii) are in receipt of any communication, written or otherwise, from a Gaming Regulatory Authority that suggests the Gaming Regulatory Authority is considering whether to, or intends to, revoke, suspend, not renew or materially modify any Gaming License, in whole or in part.

(c)          All Gaming Licenses required for the conduct of the respective businesses of the Company and each of its Subsidiaries under applicable Gaming Laws have been obtained by, and are currently held by, the Company and/or relevant Subsidiary, as applicable, and by their respective shareholders, owners, directors, officers, contractors and employees, and such Gaming Licenses are valid and in full force and effect. Such Gaming Licenses are not subject to any unusual conditions or other unusual limitations. All fees and charges due and payable with respect to such Gaming Licenses as of the date hereof have been paid in full.

(d)          All matters which are required to be notified to any relevant Gaming Regulatory Authority in accordance with relevant Gaming Law and the terms and conditions of any Gaming License have been so notified. All regulatory returns required to be filed with any Gaming Regulatory Authority have been filed without any material delay or adverse effect and were true and accurate in all material respects.

(e)          Neither the Company, its Subsidiaries, nor any of their respective shareholders, owners, officers, directors and employees is currently, nor has been, in material breach or default of the terms of any Gaming License, and no event has occurred which, with or without notice or lapse of time or both or action of a third party, would reasonably be expected to constitute or result in a material breach or default with the terms of any Gaming License.

(f)          Neither the Company nor any of its Subsidiaries has received notice of any investigation, review or proceedings relating to the suspension, revocation, cancelation, non-renewal or material adverse modification of any Gaming License that is material in any respect to the Company’s or its Subsidiaries’ business.

(g)          Since the Applicable Date, neither the Company, nor any of its Subsidiaries has been, or is currently, in material violation of any Gaming Laws of any jurisdictions either (i) in which it holds a Gaming License or (ii) from which it derives, directly or indirectly, any material revenue.

(h)          Except as set forth on Section 3.17(h) of the Company Disclosure Schedule, since the Applicable Date, neither the Company, nor any of its Subsidiaries, or any of their respective shareholders, owners, officers, directors or employees, nor, to the Knowledge of the Company, any B2B customer, has received notice (whether written or otherwise) of any investigation or review (whether actual, pending or threatened) relating to a potential material violation of any relevant Gaming Laws by any Gaming Regulatory Authority or other Governmental Authority, and, to the Knowledge of the Company, no investigation or review relating to a potential material violation of the Gaming Laws is pending or threatened, nor has any Gaming Regulatory Authority or other Governmental Authority indicated to the Company any intention to conduct the same, and there are no facts, matters or circumstances (i) to the Knowledge of the Company or (ii) that first arose at any time since the Applicable Date, which would reasonably give rise to any such investigation, review, inquiry, proceeding or action that (x) may result in the imposition of material sanctions in connection with a Gaming License, (y) may result in the revocation of a Gaming License or (z) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)          Neither the Company, any of its Subsidiaries, nor any of their respective shareholders, owners, officers, directors or employees has received any claim, demand, notice, report, allegation, complaint, court order or administrative order from any person (including without limitation any Gaming Regulatory Authority or other Governmental Authority) relating to any material violation or possible material violation of, any Gaming Law (a "Violation Claim"). To the Knowledge of the Company, no B2B Customer has received any Violation Claim in connection with its use of the assets or services of the Company and its Subsidiaries.

(j)          For purposes of this Section 3.17, a “material violation” is a violation that is contrary to the Gaming Laws, and includes violations which may result in financial penalties, fines, regulatory settlements in lieu of fines, as well as violations which may result in the suspension, denial, revocation, or imposition of a condition, other than a Customary Condition, to any Gaming License by the applicable Gaming Regulatory Authority.

(k)          Subject to completion of any regulatory obligations resulting from the Transactions set forth on Section 3.17(k) of the Company Disclosure Schedule, no Gaming License is liable to be varied, suspended or revoked as a result of the Closing.

(l)          To the Knowledge of the Company and subject to any change of Gaming Law following after the date hereof, there is no fact or circumstance that is reasonably expected to cause any Gaming License to be lapsed, terminated, invalidated, cancelled, revoked, suspended, subject to a variation or additional conditions during its current term or not to be renewed on terms which are no less advantageous to the Company or its relevant Subsidiary than the current terms of such Gaming License, and each action necessary to be undertaken by the Company and its Subsidiaries and for the renewal or extension of each Gaming License due to expire within twelve months from the date hereof has been duly taken.

(m)          Section 3.17(m) of the Company Disclosure Schedule sets forth a complete list of all territories from which the Company and its Subsidiaries derive revenue, including through B2B Customers.

(n)          Section 3.17(n) of the Company Disclosure Schedule sets forth a list of all material compliance policies adopted for ensuring compliance with the terms and conditions of the Gaming Licenses and applicable Gaming Laws. Such compliance policies have been designed and are regularly updated in accordance with Good Industry Practice to comply with the terms and conditions of the Gaming Licenses and/or applicable Gaming Laws and/or relevant guidance and standards issued by Gaming Regulatory Authorities from time to time. The Company and each of its Subsidiaries adheres in all material respects with such compliance policies.

(o)          To the Knowledge of the Company, all activities conducted by the B2B Customers of the Company and its Subsidiaries are and have been in compliance in all material respects since the Applicable Date with all applicable Gaming Laws and other applicable Laws, and such B2B Customers are and have been operating in all material respects since the Applicable Date in accordance with Good Industry Practice.

(p)          The Company and each of its Subsidiaries: (i) regularly monitors legal and regulatory developments which may impact on their respective business(es) in relevant jurisdictions; (ii) maintains a list of excluded and restricted territories (the “Excluded Territories List”); and (iii) has contractual mechanisms and processes in place to require territories or jurisdictions to be blocked if necessary at any time by the B2B Customers of the Company and its Subsidiaries. Such B2B Customers are promptly notified of any changes to the Excluded Territories List, and the Company and its Subsidiaries monitors compliance by such B2B Customers with the terms of the relevant contractual mechanisms and processes. To the Knowledge of the Company, no B2B Customer is using, or permitting the use by others of, the assets or services of the Company and its Subsidiaries in contravention of applicable Gaming Laws or other Laws. The Company and its Subsidiaries require each of the B2B Customers to be regulated by one or more Gaming Regulatory Authority, to the extent required by applicable Law, and, to the Knowledge of the Company, each B2B Customer is regulated by one or more Gaming Regulatory Authority, to the extent required by applicable Law.

                            Section 3.18          Customers and Suppliers. Section 3.18 of the Company Disclosure Schedule sets forth true, correct and complete lists of (a) the Company’s ten (10) largest suppliers for the fiscal year ended December 31, 2022, based on the aggregate amount paid or payable to such suppliers (each, a “Significant Supplier”), and the corresponding aggregate amount paid or payable to each Significant Supplier and (b) the Company’s ten (10) largest customers for the fiscal year ended December 31, 2022, based on the aggregate amount paid or payable by such customers to the Company and its Subsidiaries (each, a “Significant Customer”). Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, none of the Company or any of its Subsidiaries (i) has any outstanding dispute with any Significant Supplier or Significant Customer or (ii) has, since the Applicable Date, received any written notice from any Significant Supplier or Significant Customer that such counterparty shall not continue, or does not expect to continue, as a supplier or customer (as applicable) of the Company or any of its Subsidiaries, as applicable, or that such supplier or customer intends to materially reduce the scale of the business conducted with the Company or any of its Subsidiaries.

                            Section 3.19          Insurance. The Company has made available to Parent true, correct and complete copies of all material insurance policies, bonds and surety arrangements currently in effect which any of the Company or its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage. The Company and each Company Subsidiary are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such insurance policy is in full force and effect and all premiums due with respect to all such policies have been paid when due and the Company is in compliance in all material respects with the terms and conditions of such insurance policies, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                            Section 3.20          Opinion of Financial Advisor. The Company Board has received the opinion of Stifel, Nicolaus & Company, Incorporated (“Stifel”) to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Continuation Shares upon consummation of the Merger is fair from a financial point of view to such holders.

                            Section 3.21          Brokers and Other Advisors. Except for Stifel, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to Parent a complete and correct copy of the Company’s engagement letter agreement (including all amendments and arrangements related thereto) with Stifel in connection with the Transactions.

                            Section 3.22          Affiliate Transactions. Neither the Company nor any of its Subsidiaries is a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the Shares or any present or former director, officer, employee or Affiliate of the Company or any of its Subsidiaries, or to any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing, or has engaged in any transaction with any of the foregoing within the 12 months preceding the date of this Agreement that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company SEC Document, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course, and which has not been so disclosed in the Company SEC Documents prior to the date of this Agreement.

                            Section 3.23          No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article III, neither the Company nor any other Person acting on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing (except as and to the extent expressly incorporated or referred to in the representations and warranties set forth in Article III). In particular, and without limiting the generality of the foregoing, except to the extent otherwise expressly set forth in Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to any financial projection, forecast, estimate or budget of the Company, any of its Subsidiaries or their respective businesses.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

                            Section 4.01          Organization, Good Standing and Qualification. Each of Parent, Merger Sub Parent and Merger Sub is a legal entity duly incorporated and organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of its organization or incorporation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                            Section 4.02          Ownership of Merger Sub. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, wholly owned directly by Merger Sub Parent and indirectly by Parent. Merger Sub was formed solely for purposes of engaging in the Transactions and has not conducted any business prior to the date of this Agreement and does not have any liabilities or obligations of any nature other than those incidental to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than relating to the Transactions.

                            Section 4.03          Authority; Approval.

(a)          Each of Parent and Merger Sub have all necessary power and authority to execute and deliver and perform its obligations under this Agreement and, after giving effect to the Merger Sub Parent Approval, to consummate the Merger. Parent has all necessary power and authority to cause Merger Sub Parent to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. The authorization by the boards of directors of Parent and Merger Sub and approval of Merger Sub Parent as the sole shareholder of Merger Sub are the only votes or approvals required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the Transactions, in each case, on the terms and subject to the conditions of this Agreement.

(b)          The board of directors of Parent has authorized and approved the execution, delivery and performance by Parent of this Agreement, the Support Agreement and the Transactions, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn. The board of directors of Merger Sub has (i) determined that it is fair to, and in the best interests of Merger Sub and its sole shareholder for Merger Sub to enter into this Agreement and consummate the Transactions, including the Merger, (ii) approved and declared advisable this Agreement and the Support Agreement, and the execution, delivery and performance of this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that Merger Sub submit to its sole shareholder, for adoption by written consent, the approval and adoption of this Agreement, the Statutory Plan of Merger and the Transactions, including the Merger and (iv) resolved to recommend such approval and adoption by Merger Sub Parent, in its capacity as the sole direct shareholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn.

                            Section 4.04          Governmental Approvals; Non-contravention.

(a)          Except for (a) approvals, filings, certifications and registrations expressly contemplated under Article I and Article II, (b) compliance with the applicable requirements of the Securities Act and the Exchange Act, (c) consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained in connection with the Governmental Clearances, (d) compliance with any applicable state securities or blue sky laws, Australian securities Laws and Laws of the Australian Securities Exchange, and (e) the Gaming Consents, no consent or approval of, or waiver from or filing, license, permit or authorization, declaration or registration with any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent or Merger Sub of its obligations hereunder and the consummation by Parent and Merger Sub of this Agreement and the Transactions, other than such other consents, approvals, waivers, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the Merger and the other Transactions, nor performance or compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of Parent or Merger Sub or (ii) assuming the consents, authorizations, approvals and compliance with the matters set forth in Section 3.03(c) and Section 3.04 (and assuming the accuracy of the representations and warranties made in such Section 3.03(c) and Section 3.04), (x) violate any Law applicable to Parent or Merger Sub or (y) with or without any lapse of time or the giving of notice or both, violate, conflict with, constitute a default, breach, termination or modification (or right of termination or modification) under, payment of additional fees, a requirement of any consent, or the creation or acceleration of any obligations under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, except, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                            Section 4.05          Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub, or any of their respective present or former officers or directors, that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the Transactions.

                            Section 4.06          Financial Ability. Parent has, and will have as of the Effective Time, sufficient cash on hand or access to available funds to enable Parent and Merger Sub to satisfy all of Parent’s and Merger Sub’s payment obligations under this Agreement, including the aggregate Merger Consideration. Parent’s obligation to consummate the Transactions is not in any way contingent upon or otherwise subject to Parent’s (or any of its Affiliates’, including Merger Sub’s) consummation of any financing arrangements, Parent’s obtaining (or any of Parent’s Affiliates, including Merger sub, obtaining) of any financing or the availability, grant, provision or extension of any financing to Parent (or to any of Parent’s Affiliates, including Merger Sub).

                            Section 4.07          Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions and the making of the payments contemplated by this Agreement, and assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder in all material respects, the Company will be solvent.

                            Section 4.08          Acknowledgement; No Other Representations and Warranties. Except for the representations and warranties made by the Company in Article III, Parent and Merger Sub acknowledge that neither the Company nor any other Person acting on behalf of the Company makes, and Parent and Merger Sub have not relied upon any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing (except as and to the extent expressly incorporated or referred to in the representations and warranties set forth in this Article III). Except for the representations and warranties of Parent and Merger Sub contained in this Article IV or elsewhere in this Agreement, neither Parent nor Merger Sub nor any other Person acting on behalf of Parent and Merger Sub, makes any other express or implied representation or warranty in connection with this Agreement or the Transactions; and neither Parent nor Merger Sub nor any other Person acting on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS

                            Section 5.01          Conduct of Business.

(a)          Except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 5.01(a) of the Company Disclosure Schedule, or (4) as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (x) the Effective Time or (y) termination of this Agreement in accordance with Article VII (the “Pre-Closing Period”), the Company shall conduct its business and the business of its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, and subject to the restrictions contemplated in Section 5.01(b), the Company shall, and shall cause each of its Subsidiaries, to use its and their commercially reasonable efforts to (A) preserve substantially intact its and its Subsidiaries’ business organizations, goodwill, assets, properties, Gaming Licenses and Contracts, (B) maintain its existence in good standing under the Laws of its organization, incorporation or formation, as applicable, (C) keep available the services of its current officers, employees and independent contractors, (D) preserve its existing relationships with its material customers, suppliers, licensors, licensees, distributors, lessors and other Persons with which the Company and its Subsidiaries have business relations and (E) maintain in effect all of its foreign, federal, state and local licenses.

(b)          Without limiting the generality of the foregoing, except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 5.01(b) of the Company Disclosure Schedule corresponding to the applicable clause and sub-clause below, or (4) as expressly required by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, during the Pre-Closing Period, the Company shall not and will not permit any of its Subsidiaries to:

(i)          (A) amend, supplement or otherwise modify its Organizational Documents, (B) adjust, split, combine, subdivide or reclassify its Company Securities, (C) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise (or any combination thereof) in respect of, or enter into any Contract with respect to the voting of, any shares of its Company Securities, or (D) purchase, repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options or Company RSUs outstanding on the date of this Agreement, or permitted to be granted pursuant to this Agreement in accordance with the existing terms of such awards and the Company Equity plans;

(ii)          merge or consolidate with any other Person, or restructure, recapitalize, dissolve, reorganize or completely or partially liquidate, or adopt or effect a plan of complete or partial liquidation or dissolution, except with respect to any wholly owned Subsidiary of the Company;

(iii)          except as required by applicable Law or by any Company Plan in effect as of the date hereof that has been previously provided to Parent, (A) increase the compensation or benefits payable to any Participant, except for (i) increases in cash compensation in the ordinary course of business and consistent with past practice for current employees of no greater than 5% in the aggregate relative to what was scheduled in the Company’s budget included in Section 5.01(b)(iii) of the Company Disclosure Schedule (the “2023 Budget”)  or, (ii) with respect to employees who, as of the date of this Agreement, hold Company Equity Awards, grants of equity awards permitted by Section 5.01(b)(vii), (B) grant any bonus, severance, change of control, retention, termination or similar compensation or benefits to any Participant other than (x) one-off cash bonuses that do not exceed the aggregate amount budgeted in the 2023 Budget or (y) severance entitlements in offer letters for new hires, in each case in the ordinary course of business consistent with past practice, (C) amend, adopt, establish, agree to establish, enter into, terminate or make any change to any Company Plan, including any new annual bonus or incentive plan, or any collective bargaining agreement or other labor union Contract, (D) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Plan, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan other than in the ordinary course of business, (F) hire, engage, promote, temporarily layoff, furlough or terminate the employment or service of (other than termination for cause, including terminations resulting as a result of an employee’s failure to meet reasonable performance expectations) any Participant who, in the case of promotions, layoffs, terminations and furloughs, holds Company Equity Awards as of the date of this Agreement and, in the case of hirings and engagements, (x) will be granted Company Equity Awards by the Company or (y) will have an annual base salary or fees of $200,000 or more (G) waive or release any noncompetition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any Participant, (H) grant or forgive any loan to any Participant or (I) effectuate any employee layoff or restructuring event affecting in whole or in material part any site of employment, facility, or operating unit;

(iv)          incur any Indebtedness or issue any rights to acquire any Indebtedness, or assume, guarantee, grant any Lien in respect of or otherwise become liable for any Indebtedness for any Person, except (A) pursuant to agreements set forth in Section 5.01(b)(iv) of the Company Disclosure Schedule, in the ordinary course of business consistent with past practice, (B) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, or (C) as otherwise do not exceed $10,000,000 in the aggregate;

(v)          make or commit to make any capital expenditures, or any obligations or liabilities in connection therewith, greater than as scheduled in the 2023 Budget, except as otherwise do not exceed $2,000,000 individually or $10,000,000 in the aggregate;

(vi)          transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon, surrender, divest, cancel, abandon, allow to lapse or otherwise dispose of any tangible properties or assets (including capital stock of any of its Subsidiaries), with a fair market value in excess of $1,000,000 individually and $5,000,000 in the aggregate (other than (1) transactions among the Company and its wholly owned Subsidiaries, (2) sales or purchases of inventory or obsolete or worthless equipment, in each case, in the ordinary course of business);

(vii)          issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of Company Securities, except as contemplated by the Continuation in Section 1.03 and any Shares issued pursuant to Company Options, or Company RSUs outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Equity Plans;

(viii)          (A) acquire or commit to acquire any business, whether by merger, purchase of property or assets, consolidation or otherwise or (B) subject to the foregoing clause (A) and Section 5.01(b)(v), spend or commit to spend in excess of $1,000,000 individually and $5,000,000 in the aggregate to acquire assets or other property (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(ix)          make any material change with respect to its financial accounting policies or procedures, in each case, except as required by changes in IFRS or by applicable Law;

(x)          (A) enter into any new line of business, (B) conduct business in breach of any applicable Gaming Laws or (C) amend or vary the manner or scope of any existing line of business, if, for purposes of this paragraph (C),  such amendment or variation may give rise to a requirement for the Company or any of its Subsidiaries to apply for and/or obtain any new Gaming License or to vary any existing Gaming License in a manner that would reasonably be expected to cause the Closing Date to be materially delayed or the Closing to be materially impaired or prevented (it being understood and agreed that, whether or not the Company is permitted to apply for or obtain any new Gaming License or to vary any existing Gaming License under this Section 5.01(b)(x)(C), the Company shall give written notice to and consult with Parent prior to applying for and during the pendency of obtaining any new Gaming License or to vary any existing Gaming License, including keeping Parent reasonably and promptly informed of the status of such Gaming License following any material development and upon Parent’s request);

(xi)          make any loans, advances or capital contributions to, or investments in, any Person in excess of $250,000 individually and $1,000,000 in the aggregate (other than extensions of credit to customers in the ordinary course of business, advances to directors, officers and other employees or independent contractors for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto, or loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(xii)          (A) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Material Contract or (B) other than in the ordinary course of business and after consultation with Parent, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; provided, that any exception permitted under this Section 5.01(b)(xii) shall be subject to compliance with any other applicable sub-clause of this Section 5.01(b), including, for the avoidance of doubt, as it relates to any Company Plans under Section 5.01(b)(iii);

(xiii)          without limiting the rights of Parent under Section 5.10, settle, waive, release compromise or otherwise resolve any Proceeding in a manner resulting in liability for, or restrictions on the conduct of the business by, the Company or any of its Subsidiaries, other than settlements, waivers or releases of, or compromises for or resolutions of any Proceeding (A) if the amount of any such settlement is not in excess of $1,000,000 individually or $5,000,000 in the aggregate; provided, that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries or (B) waive any material right with respect to any material claim held by the Company or any of its Subsidiaries;

(xiv)          fail to maintain, cancel, terminate or allow to lapse without a commercially reasonable substitute therefor, any material License;

(xv)          terminate, fail to renew, abandon, cancel, let lapse, encumber, license, sell, transfer or otherwise dispose of any material Company IP, or disclose (other than to agents, service providers, employees and contractors under confidentiality agreements) any material, confidential Company IP, in each case, other than (A) non-exclusive licenses granted in the ordinary course of business or (B) failing to renew, abandoning, cancelling, letting lapse immaterial Registered Company IP in the Company’s reasonable business judgement;

(xvi)          (A) settle, consent to or compromise any material Tax claim, audit, or assessment (B) make, revoke or change any material Tax election, change any Tax accounting period, or adopt or change any material method of Tax accounting, (C) make any material amendment to any Tax Returns, (D) surrender or waive any right to claim a material Tax refund or (E) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xvii)         terminate, cancel or make any material changes to the structure, limits or terms and conditions of any of the material insurance policies of the Company or its Subsidiaries, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

(xviii)        fail to use its reasonable best efforts not to allow or suffer any Gaming License to lapse, expire or be cancelled, suspended, limited, revoked, materially modified, become subject to a condition, other than a Customary Condition, or not be renewed;

(xix)          surrender or rescind any Gaming License, or otherwise withdraw any pending application for a Gaming License; or

(xx)          agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to Closing. Prior to Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its Subsidiaries’ respective operations.

                            Section 5.02          No Solicitation by the Company; Change in Recommendation.

(a)              Subject to Section 5.02(b), during the Pre-Closing Period, the Company will cease and cause to be terminated any discussions or negotiations with any Person and its Representatives relating to an Acquisition Transaction or an Acquisition Proposal. Subject to Section 5.02(b), during the Pre-Closing Period, the Company shall not, and shall cause its controlled Affiliates, and its and their respective directors and officers, to not, and shall not authorize and shall direct its and its controlled Affiliates’ other employees, consultants and Representatives to not (and shall otherwise use reasonable best efforts to not permit such employees, consultants and other Representatives to), directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer inquiry, indication of interest or proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person or Group (other than Parent or any of its Representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or to afford any Person or Group (other than Parent or any of its Representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information relating to the Company or any of its Subsidiaries, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.02(a)); (iv) approve, endorse or recommend any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written or oral, binding or non-binding) relating to an Acquisition Transaction; or (iv) authorize or commit to do any of the foregoing.

(b)              Notwithstanding anything to the contrary in Section 5.02, from the date of this Agreement until the Company’s receipt of the Luxembourg Shareholder Approval, (i) the Company may refrain from enforcing, and may waive, any “standstill” undertaking to the extent that such undertaking prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof) if the Company Board (or any committee thereof) has determined that a failure to refrain from such enforcement or a failure to grant such waiver would be inconsistent with its fiduciary duties pursuant to applicable Law; and (ii) the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the financial advisor to the Company Board), following the execution of an Acceptable Confidentiality Agreement, (A) participate or engage in discussions or negotiations with, or (B) (1) furnish any non-public information relating to the Company or any of its Subsidiaries to or (2) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or of any of its Subsidiaries to, any Person or Group or their respective Representatives that has made, renewed or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement that was not solicited in breach of Section 5.02(a), but only if the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (I) such Acquisition Proposal either constitutes a Superior Proposal or would be reasonably likely to lead to a Superior Proposal and (II) the failure to take the actions contemplated by this Section 5.02(b) would be inconsistent with its fiduciary duties pursuant to applicable Law. During the Pre-Closing Period, the Company will prior to or contemporaneously make available to Parent and its Representatives any non-public information that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c)              Except as provided by Section 5.02(d), at no time after the date of this Agreement may the Company Board (or a committee thereof) (i) withhold, withdraw, amend, qualify or modify or publicly propose to withhold, withdraw, amend qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (ii) adopt, approve or recommend an Acquisition Proposal; (iii) fail to publicly reaffirm the Company Board Recommendation within three (3) Business Days of the occurrence of a material event or development and after Parent so requests in writing (or if the Luxembourg Shareholders Meeting or the Cayman Shareholder Meeting is scheduled to be held within ten (10) Business Days, then within one Business Day after Parent so requests in writing); (iv) if any Acquisition Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or fail to maintain such recommendation against acceptance at any time; or (v) fail to include the Company Board Recommendation in the Shareholder Circulars (any action described in clauses (i) through (v), a “Company Board Recommendation Change”).

(d)              Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Luxembourg Shareholder Approval the Company may effect a Company Board Recommendation Change in response to receiving a bona fide written Acquisition Proposal that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal or in response to an Intervening Event, if and only if:

(i)                the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties pursuant to applicable Law;

(ii)               in the case of a Superior Proposal, the Company has complied with its obligations pursuant to this Section 5.02 with respect to such Acquisition Proposal in all material respects;

(iii)             the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Acquisition Proposal that has not been withdrawn or that an Intervening Event has arisen; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal or that such Intervening Event requires a Company Board Recommendation Change; and (C) resolved to effect a Company Board Recommendation Change, which notice will describe the basis for such Company Board Recommendation Change, including the identity of the Person or Group making such Acquisition Proposal and the terms of such Acquisition Proposal and includes copies of all relevant documents relating to such Acquisition Proposal or the facts and circumstances of such Intervening Event; and

(iv)              prior to effecting such Company Board Recommendation Change, the Company and its Representatives, until 5 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the other Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal or such Intervening Event no longer requires a Company Board Recommendation Change; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (1) in the event of change to the form or amount of consideration or any other material revision, amendment, update or supplement to such Acquisition Proposal or a material development relating to the Intervening Event, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02(d) with respect to such new written notice (with the Notice Period in respect of such new written notice being three (3) Business Days); and (2) at the end of the Notice Period, the Company Board must have in good faith (after consultation with its financial advisor and outside legal counsel) reaffirmed its determination that such bona fide written Acquisition Proposal is a Superior Proposal or that such Intervening Event requires a Company Board Recommendation Change.

(e)              During the Pre-Closing Period, the Company will promptly (and, in any event, within twenty-four (24) hours from the receipt thereof) notify Parent in writing if an Acquisition Proposal or inquiry related to the making of an Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such proposal, inquiry or request; and (ii) a summary of the terms and conditions of such proposal, inquiry or request and, if in writing, a copy thereof. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposal, inquiry or request (including any amendments thereto) and the status of any such discussions or negotiations (and, in any event, within twenty-four (24) hours of any change to the form or amount consideration or any other material terms specified in such proposal, inquiry or request).

(f)               Nothing in this Agreement will prohibit the Company or the Company Board from making a customary “stop, look and listen” communication required by applicable Law or any disclosure to the shareholders of the Company (including factually accurate disclosure about the business, financial condition or results of operations of the Company and its Subsidiaries or factually accurate disclosure of the Company’s receipt of an Acquisition Proposal, the identity of the Person or Group making such Acquisition Proposal, the material terms of such Acquisition Proposal or the operation of this Agreement with respect thereto) that the Company Board, after consultation with its outside legal counsel, has determined in good faith is required by applicable Law (it being understood that any such action or disclosure that constitutes a Company Board Recommendation Change shall be made in compliance with the applicable provisions of this Section 5.02).

(g)              The Company agrees that any action taken by any of its controlled Affiliates or its Representatives that, if taken by the Company, would be a breach of this Section 5.02, will be deemed to constitute a breach by the Company of this Section 5.02.

Section 5.03         Preparation of the Luxembourg Shareholder Circular; Luxembourg Shareholder Meeting.

(a)              As promptly as reasonably practicable after the execution of this Agreement, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter and the rules of the NASDAQ to duly call, give notice of, establish a record date, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Luxembourg Shareholder Meeting”) in the presence of a Luxembourg notary (the “Notary”) for the purpose of obtaining the Luxembourg Shareholder Approval. Unless otherwise agreed in writing by Parent, as soon as reasonably practicable, and in any event within 25 calendar days after commencing dissemination of the first shareholder circular relating to the Luxembourg Shareholder Meeting (as amended or supplemented from time to time, the “Luxembourg Shareholder Circular”) to the record date shareholders of the Company, the Company shall convene and hold the Luxembourg Shareholder Meeting to obtain the Luxembourg Shareholder Approval. Subject to the provisions in Section 5.02, the Company Board shall (i) include the Company Board Recommendation in the Luxembourg Shareholder Circular and (ii) use its reasonable best efforts, including by engaging a reputable proxy solicitor reasonably acceptable to Parent, to obtain and solicit the Luxembourg Shareholder Approval. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s request, of the status of its efforts to solicit and obtain the Luxembourg Shareholder Approval. The Company shall permit Parent and its Representatives to attend the Luxembourg Shareholder Meeting as an observer and/or to exercise the Company Shareholder Proxies. The Company shall use reasonable best efforts to cause the Company’s Cayman Islands legal counsel to provide to the Notary prior to or at the Luxembourg Shareholder Meeting an opinion, in form and substance satisfactory to Parent and the Notary, confirming that the Continuation with full corporate and legal title is permitted under Cayman Islands Law. Notwithstanding the foregoing, if on or before the date on which the Luxembourg Shareholder Meeting is scheduled, the Company reasonably believes (based on the opinion of the proxy solicitor) that (A) it will not receive sufficient proxies representing the minimum vote required to obtain the Luxembourg Shareholder Approval, whether or not a quorum is present or (B) it will not have enough Shares represented at the Luxembourg Shareholder Meeting to constitute a quorum necessary to convene, hold or conduct the business of the Luxembourg Shareholder Meeting, the Company shall (and shall at the request of Parent) reconvene, postpone or adjourn, or make one or more successive reconvenings, postponements or adjournments of the Luxembourg Shareholder Meeting, in consultation with Parent, to obtain and solicit sufficient proxies to obtain the Luxembourg Shareholder Approval. The Company may reconvene, postpone or adjourn the Luxembourg Shareholder Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company Board (or a committee thereof) has determined in good faith, after consultation with outside legal counsel, is required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law prior to the Luxembourg Shareholder Meeting. Notwithstanding anything to the contrary herein, the Company may not, without the prior written consent of Parent, reconvene, postpone or adjourn the Luxembourg Shareholder Meeting for any reason for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 20 Business Days after the date on which the Luxembourg Shareholder Meeting was originally scheduled and (y) 10 Business Days before the Termination Date. Without the prior written consent of Parent, the matters contemplated by the Luxembourg Shareholder Circular shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law in furtherance of consummating the Transactions as contemplated herein) that the Company shall propose to be voted on by the shareholders of the Company at the Luxembourg Shareholder Meeting.

(b)              Unless otherwise agreed to in writing by Parent, the Company shall prepare the Luxembourg Shareholder Circular as promptly as reasonably practicable, and in any event within 35 days after the execution of this Agreement. The Company shall provide Parent with a reasonable opportunity to review and comment on the Luxembourg Shareholder Circular and the Company shall consider in good faith any comments relating thereto reasonably proposed by Parent or its counsel. Subject to Section 5.02, the Company Board shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Luxembourg Shareholder Circular. Parent shall provide to the Company all information concerning Parent, Merger Sub Parent and Merger Sub as may be reasonably requested by the Company in connection with the Luxembourg Shareholder Circular.

(c)              The Company hereby acknowledges that, pursuant to the Support Agreement, each of the Significant Shareholders has irrevocably granted to and appointed Parent, and two of Parent’s designated Representatives, as such shareholder’s proxy to vote all of the Shares held by such Significant Shareholder at the Luxembourg Shareholder Meeting, solely on the matters and in the manner specified in the Support Agreement (the “Company Shareholder Proxies”). The Company hereby irrevocably agrees that until the Expiration Date (as defined in the Support Agreement), it shall recognize the grant of any such Company Shareholder Proxy and the exercise thereof by Parent or its designated Representatives in accordance with its terms at any meeting of the shareholders of the Company (including the Luxembourg Shareholder Meeting and any adjournment, reconvening or postponement thereof) and shall not object to the Company Shareholder Proxies being granted to Parent and its designated Representatives.

(d)              Notwithstanding any Company Board Recommendation Change, the Company shall nonetheless duly call, give notice of, establish a record date, convene and hold the Luxembourg Shareholder Meeting for the purposes of obtaining the Luxembourg Shareholder Approval unless this Agreement is terminated in accordance with Article VII prior to the Luxembourg Shareholder Meeting.

Section 5.04         Preparation of the Cayman Shareholder Circular; Cayman Shareholder Meeting.

(a)              As promptly as reasonably practicable after the execution of this Agreement, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter, the Memorandum and Articles of Association and the rules of the NASDAQ to duly call, give notice of, establish a record date, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Cayman Shareholder Meeting”) for the purpose of obtaining the Cayman Shareholder Approval, provided, that, unless otherwise agreed by Parent in writing, the Company shall convene and hold the Cayman Shareholder Meeting to obtain the Cayman Shareholder Approval as promptly as practicable following the occurrence of the Continuation Effective Time. Unless otherwise agreed by Parent in writing, the Company shall mail to the shareholders of the Company a circular relating to the Cayman Shareholder Meeting (as amended or supplemented from time to time, the “Cayman Shareholder Circular” and, together with the Luxembourg Shareholder Circular, the “Shareholder Circulars”) no later than five (5) Business Days prior to the Continuation Effective Time. Immediately following the Continuation Effective Time, the Company shall (i) cause to be publicly available on the SEC Electronic Data Gathering, Analysis, and Retrieval website (by furnishing a filing on Form 6-K or otherwise) and (ii) disseminate and otherwise make available via its website, a convening notice for the Cayman Shareholder Meeting (the “Cayman Convening Notice”), in form and substance reasonably acceptable to Parent, specifying the date, time and location of the Cayman Shareholder Meeting and any other information required under applicable Law and the rules of NASDAQ. The Company Board shall (i) include the Company Board Recommendation in the Cayman Shareholder Circular and the Cayman Convening Notice and (ii) use its reasonable best efforts, including by engaging a proxy solicitor reasonably acceptable to Parent, to obtain and solicit the Cayman Shareholder Approval. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s request, of the status of its efforts to solicit and obtain the Cayman Shareholder Approval. The Company shall permit Parent and its Representatives to attend the Cayman Shareholder Meeting. Notwithstanding the foregoing, if on or before the date on which the Cayman Shareholder Meeting is scheduled, the Company reasonably believes (based on the opinion of the proxy solicitor) that (A) it will not receive sufficient proxies representing the minimum vote required to obtain the Cayman Shareholder Approval, whether or not a quorum is present or (B) it will not have enough Continuation Shares represented at the Cayman Shareholder Meeting to constitute a quorum necessary to convene, hold or conduct the business of the Cayman Shareholder Meeting, the Company shall (and shall at the request of Parent) reconvene, postpone or adjourn, or make one or more successive reconvenings, postponements or adjournments of the Cayman Shareholder Meeting, in consultation with Parent, to obtain and solicit sufficient proxies to obtain the Cayman Shareholder Approval. The Company may reconvene, postpone or adjourn the Cayman Shareholder Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company Board (or a committee thereof) has determined in good faith, after consultation with outside legal counsel, is required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law prior to the Cayman Shareholder Meeting. Notwithstanding anything to the contrary herein, the Company may not, without the prior written consent of Parent, reconvene, postpone or adjourn the Cayman Shareholder Meeting for any reason for a period of more than two Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) five Business Days after the date on which the Cayman Shareholder Meeting was originally scheduled and (y) 10 Business Days before the Termination Date. Without the prior written consent of Parent, the matters contemplated by the Cayman Shareholder Meeting shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law in furtherance of consummating the Transactions as contemplated herein) that the Company shall propose to be voted on by the shareholders of the Company at the Cayman Shareholder Meeting.

(b)              Unless otherwise agreed to in writing by Parent, and in any event no later than 10 days following the Luxembourg Shareholder Approval, the Company shall prepare the Cayman Shareholder Circular. The Company shall provide Parent with a reasonable opportunity to review and comment on the Cayman Shareholder Circular and the Company shall consider in good faith any comments relating thereto reasonably proposed by Parent or its counsel. The Company Board shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Cayman Shareholder Circular. Parent shall provide to the Company all information concerning Parent, Merger Sub Parent and Merger Sub as may be reasonably requested by the Company in connection with the Cayman Shareholder Circular.

(c)              The Company hereby acknowledges that, pursuant to the Support Agreement, each of the Significant Shareholders has irrevocably granted to and appointed Parent and two of Parent’s designated Representatives as Company Shareholder Proxies at the Cayman Shareholder Meeting, solely on the matters and in the manner specified in the Support Agreement. The Company hereby irrevocably agrees that until the Expiration Date (as defined in the Support Agreement), it shall recognize the grant of any such Company Shareholder Proxy and the exercise thereof by Parent or its designated Representatives in accordance with its terms at any meeting of the shareholders of the Company (including the Cayman Shareholder Meeting and any adjournment, reconvening or postponement thereof) and shall not object to the Company Shareholder Proxies being granted to Parent and its designated Representatives.

(d)              Notwithstanding any Company Board Recommendation Change, the Company shall nonetheless duly call, give notice of, establish a record date, convene and hold the Cayman Shareholder Meeting for the purposes of obtaining the Cayman Shareholder Approval unless this Agreement is terminated in accordance with Article VII prior to the Cayman Shareholder Meeting.

Section 5.05         Filings; Other Actions; Notification and Cooperation.

(a)              The Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Transactions as expeditiously as possible, and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within fifteen (15) Business Days after the date of this Agreement the pre-merger notification and report forms required to be filed under the HSR Act with respect to the Merger, and as promptly as practicable in the case of all other filings required under any applicable Antitrust Laws with respect to the Transactions) and to apply for and obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Transactions, (ii) satisfying the conditions to consummating the Transactions, (iii) defending any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Transactions, (v) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contract in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Company of such Material Contracts as of and following the consummation of the Transactions and (vi) executing and delivering any reasonable additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b)              Subject to Section 5.05(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act or any other applicable Antitrust Laws, or pursuant to the application for any Gaming Consent, the parties will use their reasonable best efforts to submit an appropriate response as promptly as reasonably practicable, and counsel for both parties will closely cooperate in connection with such response. None of the parties, including their respective Subsidiaries and Affiliates, shall knowingly take, cause or permit to be taken, or omit to take, any action which such party reasonably expects is likely to materially delay or prevent consummation of the Transactions, unless otherwise agreed to by the parties.

(c)              Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, applications, and any other actions pursuant to this Section 5.05. No party hereto or its counsel shall independently participate in any substantive call or meeting relating to Antitrust Laws or the application for any Gaming Consent with any Governmental Authority in respect of such filings, investigation, application, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, but subject to Section 5.05(f), (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Authority relating to Antitrust Laws with respect to the Transactions or the Governmental Clearances, or relating to the application for any Gaming Consent, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Authority relating to the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Authority relating thereto. To the extent that it is required by applicable Gaming Laws or Gaming Regulatory Authority that an application for any Gaming Consent must be submitted by the Company or any of its Subsidiaries, whether separately or in conjunction with Parent (or its Affiliates), then the Company shall, and shall cause its Subsidiaries to, promptly submit such applications after having given Parent the reasonable opportunity to review, comment on and approve the contents of the completed application (and any attachments or supplements thereto). In exercising the foregoing cooperation, the Company and Parent each shall act reasonably and as promptly as reasonably practicable; provided, that each of Parent and the Company undertakes use reasonable best efforts to provide, as soon as reasonably practicable, and in any event before any applicable deadline or due date, all non-confidential and non-proprietary information as may reasonably be required by the other party or any of such party’s Subsidiaries and controlled Affiliates, for inclusion in any filings, notifications or submissions to any relevant Governmental Authorities for the purposes of obtaining the consents, approvals and Gaming Consents required or for inclusion in any responses to any requests for further information following such filings, notifications or submissions, unless Parent or the Company is permitted by applicable Law or the relevant Governmental Authority to provide such information directly to the relevant Governmental Authority in which case Parent or the Company, as the case may be, shall be permitted to provide such information directly to do so.

(d)              In furtherance and not in limitation of the covenants of the parties contained in this Section 5.05, each of the parties hereto, including their respective Subsidiaries and Affiliates, shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority in connection with the HSR Act, any other applicable Antitrust Laws with respect to the Transactions, or in relation to the application for any Gaming Consent, and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or other Proceeding, that would otherwise have the effect of preventing the consummation of the Transactions. For the purposes of this Section 5.05, “reasonable best efforts” shall include taking any and all actions (such actions, together with the actions required under Section 5.05(e), the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Authority required to consummate the Transactions by no later than the Termination Date, including defending through litigation on the merits of any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date.

(e)              In furtherance and not in limitation of the covenants of the parties contained in this Section 5.05, but subject to the restrictions as described in Section 5.05(f), if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any applicable Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transactions.

(f)               Notwithstanding anything herein to the contrary:

(i)                  None of Parent, Merger Sub or any of their respective Affiliates shall be required to (and, without the prior written consent of Parent, none of the Company or its Affiliates may) (A) offer, negotiate, commit to or effect (1) by consent decree, hold separate order or otherwise, (I) the sale, divestiture, license, other disposition of, or imposition of any Lien or impediment upon, any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent, Merger Sub, their respective Affiliates, the Company or any of its controlled Affiliates or (II) any other restrictions on the activities of Parent, Merger Sub, their respective Affiliates, the Company or any of its controlled Affiliates, including any limitation on the ability of Parent, Merger Sub, their respective Affiliates, the Company or its controlled Affiliates to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses or assets and, in the case of Parent, the businesses or assets of the Company and its Subsidiaries; or (2) any concession, release, admission of liability, compromise, settlement or loss of rights in connection with any actual or threatened Proceeding (such actions under clauses (1) and (2), each, a “Remedy Action”), to the extent that such Remedy Action would, or would reasonably be expected to, individually or in the aggregate, have a material adverse impact on Parent, the Company, and their respective Subsidiaries, taken as a whole, with materiality, for the purposes of this provision, being measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole (and the aggregate financial and operating metrics of the Company and its Subsidiaries, taken as a whole) (a “Regulatory Detriment”), and provided that, in determining whether a Regulatory Detriment has occurred, any adverse impact on the benefits and/or advantages reasonably expected to be received by Parent from the Transactions may be taken into account; or (B) pay any consideration, provide any guarantees or forms of credit support or profit-sharing, or agree to any modifications of existing Contracts or enter into new Contracts (other than the payment of customary filing, notification and application fees to Governmental Authorities) in connection with obtaining any waiver, consent, or approvals from any Governmental Authority or other third Person in connection with this Agreement or the Transactions.

(ii)               Parent shall on behalf of the parties (including their Affiliates), control and lead the strategy for all communications, meetings and negotiations in connection with obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority that is not a Gaming Regulatory Authority in order to consummate the Transactions, and Parent shall, on behalf of the parties (including their Affiliates) control and lead the defense strategy for dealing with any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the Transactions that are brought by or against any Governmental Authority or relate to any applicable Antitrust Laws; provided, that Parent shall consult with, and consider in good faith the view of, the Company in connection with such strategy;

(iii)             The Company shall control the strategy for all communications, meetings and negotiations in connection with obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any Gaming Regulatory Authority in order to consummate the Transactions; provided, that the Company shall consult with, and consider in good faith the view of, Parent in connection with such strategy;

(iv)              without the prior consent of Parent, the Company shall not undertake, or agree with or propose to any Governmental Authority or third party to undertake, any Regulatory Actions;

(v)                Without expanding the scope of the obligations of Parent and its Affiliates, it is understood that each party’s obligations to take or cause to take any actions described in this Section 5.05, shall be subject, in all cases, to the right of Parent, in Parent’s good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with any third parties and Governmental Authorities with respect to such actions (but in no case shall such advocacy or negotiation serve as a basis to prevent Closing to occur by the Termination Date); and

(vi)              subject to the Company’s consultation and participation rights described above, if there are multiple alternative actions or remedies which may result in obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Transactions, then Parent shall have sole discretion over which alternative actions or remedies to propose (to the extent that no such remedies take effect prior to the Closing without the Company’s consent).

(g)              Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and shareholders and such other matters as may be reasonably requested by the other party that is necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Authority in connection with the Transactions; provided, that materials provided pursuant to this Section 5.05 may be reasonably redacted as necessary to address reasonable privilege concerns and applicable Privacy Requirements and Parent may redact from documents shown to the Company nonpublic information relating to the businesses of Parent and its Affiliates.

(h)              Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Authority with respect to the Transactions, other than immaterial communications.

Section 5.06         Public Announcements. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Transactions, including the Continuation and the Merger, and any filings with any third party or any Governmental Authority (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any foreign or U.S. securities exchange or NASDAQ or the Australian Securities Exchange, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or obligations pursuant to the listing rules of any foreign or U.S. securities exchange, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 5.06 or (d) with respect to any Company Board Recommendation Change made in accordance with this Agreement or Parent’s response thereto.

Section 5.07         Access to Information; Confidentiality. Upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries, and shall direct its and their Representatives to, afford Parent and its Subsidiaries reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ management, properties, assets, books, records, Tax Returns and Contracts and, (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent and its Subsidiaries all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent for any reasonable business purpose related to the post-Closing integration of the Company with Parent or the consummation of the Merger or the other Transactions, provided, that no investigation pursuant to this Section 5.07 or information provided, made available or delivered to Parent or its Representatives pursuant to this Agreement shall affect or be deemed to modify any representation or warranty made by the Company, provided further, that the foregoing shall not require the Company to permit any invasive environmental sampling or similar invasive environmental inspection or to disclose any information pursuant to this Section 5.07, to the extent that (i) in the reasonable and good faith judgment of the Company, any applicable Law or Order requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries, or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided further, that with respect to the foregoing clauses (i) through (iii) of this Section 5.07, the Company shall use its reasonable best efforts to (A) obtain the required consent of any such third party to provide such disclosure, (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (C) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction (solely to the extent necessary) or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 5.07 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 5.07 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer. Until the Effective Time, all information provided between the parties hereto and their respective Representatives (whether pursuant to this Agreement or otherwise) shall be subject to the terms of the letter agreement dated as of January 25, 2023 by and between the Company and Aristocrat Technologies, Inc. (the “Confidentiality Agreement”).

Section 5.08         Indemnification and Insurance.

(a)              From and after the Effective Time, the Surviving Company shall and Parent shall cause the Surviving Company to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to this Agreement and the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, pursuant to the Company Charter and the Organizational Documents as in effect on the date of this Agreement, and following the Continuation Effective Time, in the Memorandum and Articles of Association and in any written agreement in existence as of the date of this Agreement and previously made available to Parent providing for indemnification between the Company and any Indemnitee and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter and the Organizational Documents as in effect on the date of this Agreement and, following the Continuation Effective Time, in the Memorandum and Articles of Association, and in any written agreement in existence as of the date of this Agreement providing for indemnification between the Company and any Indemnitee and previously made available to Parent. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the Memorandum and Articles of Association to contain provisions no less favorable to the Indemnitees with respect to indemnification, advancement of expenses and exculpation of the Indemnitees than are set forth as of the date of this Agreement in the Company Charter, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b)              Prior to the Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) (the “D&O Tail Policy”); provided, however that in no event shall the cost of the D&O Tail Policy exceed three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Company be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance; and, provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)              The provisions of this Section 5.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter, by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.08 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.08 applies shall be third-party beneficiaries of this Section 5.08).

(d)              In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates, amalgamates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.08.

(e)              Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in Section 5.08(a) is not prior to or in substitution for any such claims under such policies.

Section 5.09         Employee Matters.

(a)              For a period of one year following the Effective Time (or, other than with respect to post-termination benefits and payments, if shorter, until an employee is no longer employed by Parent or any of its Subsidiaries), Parent shall provide, or shall cause the Surviving Company (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns) to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) with compensation (including incentive compensation opportunities) and employee benefits that are substantially comparable in the aggregate to the compensation (including incentive compensation opportunities) and employee benefits provided to the Company Employees immediately prior to the Effective Time, provided, however, that each Company Employee’s base salary and hourly wages shall be no less than the base salary or hourly wages provided to such Company Employee immediately prior to the Effective Time; provided further, , however, that no equity-based, retention, change-in-control or other special or non-recurring compensation or benefits provided prior to the Closing Date shall be taken into account for purposes of this Section 5.09(a).

(b)              With respect to all employee benefit plans of the Surviving Company and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Company, its successors and assigns); provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service or (ii) for purposes of benefit accrual under any defined benefit pension plan.

(c)              Without limiting the generality of Section 5.09(a) Parent shall, or shall cause the Surviving Company to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Company or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they may be eligible to participate from and after the Effective Time.

(d)              The provisions of this Section 5.09 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.09 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) create any right in any Company Employee to continued employment by Parent, the Company, the Surviving Company, or any Affiliate thereof, or limit the ability of Parent, the Company, the Surviving Company, or any Affiliate thereof, to terminate the employment of any Company Employee for any reason, (iii) require the Company, Parent, the Surviving Company, or any Affiliate thereof to continue any Company Plan or prevent the amendment, modification, or termination thereof after the Effective Time, or (iv) confer upon or vest in any Company Employee or other Person any rights or remedies. No current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof.

(e)              With respect to the Merger, any notice to or consultation with any employee Representative required under any collective bargaining agreement or other agreement with a labor union, works council or like organization or applicable Law has been, or prior to the Closing will be, timely completed by the Company and its Subsidiaries. Parent shall cooperate with the Company and its Subsidiaries in connection with any such consultations and, if and to the extent reasonably requested by the Company and its Subsidiaries, shall participate therein and provide such information and materials as are reasonably requested by the Company and its Subsidiaries in connection therewith.

Section 5.10         Notification of Certain Matters; Shareholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by shareholders of the Company against the Company and/or its directors relating to this Agreement, the Continuation, the Merger or the other Transactions (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall promptly notify Parent of any such shareholder litigation, keep Parent reasonably informed with respect to the status thereof and give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). This Section 5.10 is without prejudice to the provisions in Section 2.10 relating to Dissenting Shares.

Section 5.11         Stock Exchange De-listing. The Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part to, promptly following the Effective Time, cause the Shares to be de-listed from NASDAQ and any other stock exchange on which the Shares are trading and de-registered under the Exchange Act.

Section 5.12         Treatment of Repaid Indebtedness. As promptly as reasonably practicable following the date hereof, the Company shall use reasonable best efforts to (a) either (i) obtain customary pay-off letters (the “Debt Payoff Letters”) and lien terminations (the “Release Documents”), in each case, in form and substance reasonably acceptable to Parent, for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under all Repaid Indebtedness, or (ii) other verifiable evidence reasonably acceptable to the Parent of the discharge and termination of all obligations outstanding under all other Repaid Indebtedness, (b) provide Parent with copies of such Debt Payoff Letters, Release Documents, or other evidence at least seven (7) Business Days prior to the Closing Date and (c) give (by the date required under the Repaid Indebtedness) any necessary notices (including notices of prepayment) and otherwise take any action required under the Repaid Indebtedness or the Debt Payoff Letters to ensure (x) the prepayment, payoff, discharge and termination in full of all obligations outstanding under the Repaid Indebtedness and (y) the release of all Liens related thereto, in each case, on the Closing Date.

Section 5.13         Takeover Laws. If any Takeover Law is or may become applicable to the Company, the Significant Shareholders, Parent, Merger Sub, the Transactions, including the Continuation or the Merger, the Shares or the Continuation Shares, the Company Board shall grant such approvals and take all necessary actions so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such Takeover Law on the Company, the Significant Shareholders, Parent, Merger Sub, the Transactions, including the Continuation or the Merger, the Shares or the Continuation Shares.

Section 5.14         Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 5.15         Merger Sub Parent Approval. Parent shall, and shall cause Merger Sub Parent, in its capacity as the sole direct shareholder of Merger Sub, to, by written consent, approve and adopt this Agreement, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Merger, immediately following the execution and delivery of this Agreement (the “Merger Sub Parent Approval”).

Section 5.16         Director and Officer Resignations. If requested in writing by Parent, the Company shall use reasonable best efforts to obtain and deliver to Parent prior to the Closing Date, in form reasonably satisfactory to Parent, resignations effective as of the Effective Time executed by each director and officer of Company and its Subsidiaries so requested by Parent.

Section 5.17         Options Tax Ruling. Subject to the restrictions as described in Section 5.05(f):

(a)              Prior to the Closing, the Company and its Israeli Subsidiaries shall file with the ITA, in a form reasonably acceptable to Parent (with Parent having had a reasonable opportunity to review, comment and approve the final forms prior to their being filed with the ITA), an application for a ruling that provides (A) that the treatment of all Vested 102 Trustee Continuation Equity Awards as contemplated by Section 2.08(a)(i) or Section 2.08(b)(i), as applicable, and the delivery to the 102 Trustee of all amounts due to the holders of Vested 102 Trustee Continuation Equity Awards and Company 102 Shares, in each case prior to the lapse of the 102 Trust Period, shall not be treated as a breach of the provisions of Section 102(b)(2) of the ITO, provided, that the applicable consideration paid to the holders of Vested 102 Trustee Continuation Equity Awards and to the holders of Company 102 Shares is deposited for the duration of the 102 Trust Period with the 102 Trustee and that such consideration shall be considered under Section 102(b)(2) of the ITO to be income subject to the “capital gains route”; (B) that Parent and anyone acting on its behalf, including the Paying Agent, shall be exempt from withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to Vested 102 Trustee Continuation Equity Awards and Company 102 Shares; (C) that (w) unvested Company Options that are Company 102 Options or Company 3(i) Options becoming and being deemed Unvested Continuation Options, (x) the exchange of Unvested Continuation Options that were originally granted as Company 102 Options or Company 3(i) Options for options with respect to Parent Common Shares, (y) unvested Company RSUs that are Company 102 RSUs becoming and being deemed Unvested Continuation RSUs and (z) the exchange of Unvested Continuation RSUs that were originally granted as Company 102 RSUs for restricted share units with respect to Parent Common Shares not result in a Taxable event pursuant to Section 3(i) or Section 102 of the ITO, and a Tax continuity shall apply, including for the purposes of Section 102 of the ITO, with regard to the requisite holding period, which shall be deemed to have begun at the time of the original issuance of the Company Option or Company RSU, as applicable, and the classification of any gain thereunder shall remain classified as capital gains; and (D) any other instructions or determinations as may be provided by the ITA (the “Options Tax Ruling”).

(b)              If the Options Tax Ruling is not granted prior to the Closing Date, the Company shall use reasonable best efforts to seek to receive prior to the Closing Date an interim Tax ruling confirming that Parent and anyone acting on its behalf (including the Paying Agent) shall be exempt from the requirement to withhold Taxes in Israel on any payments made with respect to Vested 102 Trustee Continuation Equity Awards or Company 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Interim Options Tax Ruling”).

(c)              The Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to obtain the Interim Options Tax Ruling and the Options Tax Ruling as promptly as practicable; provided, however, that if neither ruling is obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed, or give rise to any right of termination of this Agreement, and obtaining the Interim Options Tax Ruling and the Options Tax Ruling, as applicable is not a condition to Closing.

Section 5.18         U.S. Tax Matters. The parties hereto shall report the Continuation as a “reorganization” under Section 368(a)(1)(F) of the Code. This Agreement is intended to constitute and is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder with respect to the Continuation.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.01         Conditions to the Company’s Obligation to Effect the Continuation. The obligations of the Company to effect the Continuation shall be subject to the satisfaction (or waiver by the parties, to the extent permissible under applicable Law) of the following conditions; provided however that Parent may, in its sole discretion, unilaterally waive the satisfaction of any Gaming Consent required under Section 6.01(b) (to the extent waiver of such Gaming Consent is permissible under applicable Law) and, upon such waiver by only Parent, such Gaming Consent under Section 6.01(b) shall be deemed waived:

(a)              Luxembourg Shareholder Approval. The Luxembourg Shareholder Approval shall have been obtained.

(b)            Governmental Clearances. (i) The waiting period applicable to the consummation of Transactions under the HSR Act shall have expired or been earlier terminated and (ii) the consents, approvals, clearances and other authorizations for the consummation of the Transactions set forth on Schedule 6.01(b) to this Agreement shall have been obtained and any applicable waiting periods with respect thereto shall have expired or been terminated (the foregoing (i) and (ii) collectively and together with the CMA Confirmation (as defined below), the “Governmental Clearances”).

(c)              No Injunctions or Restraints. (i) No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect restraining, enjoining or prohibiting consummation of any of the Transactions and (ii) there shall not be any action taken, or any Law enacted, entered, enforced or made applicable to Transactions, by any Governmental Authority of competent jurisdiction that makes the consummation of any of the Transactions illegal or otherwise restrains, enjoins or prohibits the Transactions (collectively, “Restraints”).

(d)              Other Conditions. The conditions in Section 6.03 and Section 6.04 shall have been satisfied or, to the extent permissible under applicable Law, waived (except for those conditions that by their terms or nature are to be satisfied at the Closing, but which conditions are then-capable of being satisfied if the Closing were to then occur).

(e)              Parent Continuation Certificate. The Company shall have received at or prior to the Continuation Closing a certificate (the “Parent Continuation Closing Certificate”) signed on behalf of Parent by senior executive of Parent to the effect that, assuming the accuracy and delivery by the Company to Parent of (i) the Company Continuation Closing Certificate at or prior to the Continuation Closing) and (ii) the Company Certificate on the Closing Date, as of the Continuation Closing Date, Parent has no Knowledge of any Effect (or the magnitude or consequences of such Effect) that has caused or that would cause any of the conditions set forth in Section 6.02, Section 6.03 or Section 6.04 not to be satisfied on the Closing Date (assuming the Closing Date will occur within three (3) Business Days of the date of the Parent Continuation Closing Certificate).

(f)               Company Continuation Certificate. Parent shall have received at or prior to the Continuation Closing a certificate (the “Company Continuation Closing Certificate”) signed on behalf of the Company by a senior executive officer of the Company to the effect that, assuming the accuracy and delivery of Parent to the Company of (i) the Parent Continuation Closing Certificate at or prior to the Continuation Closing and (ii) the Parent Certificate on the Closing Date, as of the Continuation Closing Date, the Company has no Knowledge of any Effect (or the magnitude or consequences of such Effect) that has caused or that would cause any of the conditions set forth in Section 6.02, Section 6.03 or Section 6.04 not to be satisfied on the Closing Date (assuming the Closing Date will occur within three (3) Business Days of the date of the Parent Continuation Closing Certificate).

For the avoidance of doubt, in the event of an occurrence of a Closing Failure following the date of this Agreement, the satisfaction or waiver (to the extent permitted under applicable Law) of any of the foregoing conditions set forth in this Section 6.01 shall be determined and measured following any such Closing Failure and any satisfaction or waiver of such condition prior to such Closing Failure shall be disregarded.

Section 6.02         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver by the parties, to the extent such waiver is permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Continuation. The Continuation Effective Time shall have occurred (it being understood that, if a Re-Continuation shall have subsequently occurred, then the Continuation Effective Time that preceded such Re-Continuation shall be disregarded for purposes of satisfying this Section 6.02(a)).

(b)              Cayman Shareholder Approval. The Cayman Shareholder Approval shall have been obtained after the Continuation Effective Time occurred (it being understood that, if a Re-Continuation shall have subsequently occurred, then any Cayman Shareholder Approval that preceded such Re-Continuation shall be disregarded for purposes of satisfying this Section 6.02(b)).

(c)              Other Conditions Satisfied. The conditions set forth in Section 6.01(a), Section 6.01(b) and Section 6.01(c) shall remain satisfied (or waived, to the extent such waiver is permissible under applicable Law) as of the Closing Date.

Section 6.03         Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Representations and Warranties of the Company. The representations and warranties of the Company set forth in (i) Section 3.02(a), Section 3.02(b),Section 3.02(d) and the second sentence and the penultimate sentence of Section 3.02(g) shall be true and correct in all respects, subject only to de minimis inaccuracies, as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (ii) Section 3.01, Section 3.02(c), Section 3.02(e), Section 3.02(f), Section 3.02(g) (other than the second sentence and the penultimate sentence), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.03(e), Section 3.06, Section 3.14, Section 3.20 and Section 3.21 that (A) are not qualified by Material Adverse Effect or other materiality qualifications will be true and correct in all material respects, in each case, as of the Closing Date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date) and (B) that are qualified by Material Adverse Effect or other materiality qualifications will be true and correct in all respects as of the Closing Date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iii) without giving effect to any “materiality,” “Material Adverse Effect” or similar qualification therein), has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)              Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with its obligations required to be performed or complied with by the Company under this Agreement at or prior to the Effective Time.

(c)              Company Certificate. Parent shall have received a certificate (the “Company Certificate”) signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(d) have been satisfied.

(d)              No Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement that is continuing.

(e)              No Regulatory Detriment. None of the consents, approvals, clearances, and other authorizations or expirations referenced in Schedule 6.01(b) to this Agreement shall have resulted in the imposition of a Remedy Action if the Closing were to occur, and no Order arising under any such consents, approvals, clearances, and other authorizations or expirations shall have been issued, enacted, rendered, promulgated, enforced or deemed applicable by any Governmental Entity that will expressly impose a Remedy Action if the Closing were to occur, except, in each case, for Remedy Actions that individually or in the aggregate would not have a Regulatory Detriment.

(f)               Confirmation from the CMA. Confirmation shall have been received in writing (including in the form of an e-mail) by Parent from the CMA (the “CMA Confirmation”) that either:

(i)                  the CMA does not intend to request further information or open a Phase I investigation in relation to the Transactions or any matters arising therefrom, after submission by Parent of a briefing paper to the CMA’s merger intelligence committee (provided, that the CMA has not subsequently decided to open an investigation in relation to the Transactions or any matters arising therefrom or related thereto);

(ii)               the CMA does not intend to refer the Transactions or any matters arising therefrom for a CMA Phase II Reference (which includes a decision accepting a Remedy Action in lieu of such a reference to the extent such Remedy Action would not have a Regulatory Detriment individually or in the aggregate); or

(iii)             following a CMA Phase II Reference of the Transactions or any matters arising therefrom or related thereto, the Transactions may proceed without any Remedy Action or with a Remedy Action that individually or in the aggregate would not have a Regulatory Detriment.

Section 6.04         Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) of the following conditions:

(a)              Representations and Warranties of Parent. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.02 and Section 4.03 of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any representations and warranties that expressly relate to a particular date, which representation and warranty shall have been true and correct in all material respects as of such particular date), and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing Date (except for any representations and warranties that expressly relate to a particular date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Material Adverse Effect” or similar qualification therein), has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)              Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)              Parent Certificate. The Company shall have received at the Closing a certificate (the “Parent Certificate”) signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 6.04(a) and Section 6.04(b) have been satisfied.

Section 6.05         Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Continuation (except to the extent such consummation would violate applicable Law), the Merger or the other Transactions or for terminating this Agreement and abandoning any of the Transactions, on the failure of any condition set forth in Section 6.01, Section 6.02, Section 6.03 or Section 6.04, as the case may be, to be satisfied if such failure was primarily caused by such party’s material breach of any provision of this Agreement.

ARTICLE VII
TERMINATION

Section 7.01         Termination. This Agreement may be terminated and the Transactions abandoned:

(a)              by mutual written agreement of the parties hereto prior to the Effective Time;

(b)              by either the Company or Parent if the Effective Time shall not have occurred by July 15, 2024 (the “Termination Date”), whether before or after the Luxembourg Shareholder Approval or the Cayman Shareholder Approval have been obtained; provided that if as of the Termination Date all of the conditions set forth in Article VI, other than any of the conditions set forth in Section 6.01(b), Section 6.01(c) (to the extent the failure of such conditions arises from or relates to Governmental Clearances), Section 6.02(c) (to the extent the failure of such conditions arises from or relates to Governmental Clearances), Section 6.03(e) or Section 6.03(f), shall have been satisfied or waived (to the extent permitted under applicable Law), or shall be capable of being satisfied at such time, then either the Company or Parent may, in its respective sole discretion, elect to extend the Termination Date for a period of two (2) months (the “Extended Termination Date” and, if so extended, the Extended Termination Date then shall be the “Termination Date”) by delivering written notice to the other party no later than such then-scheduled Termination Date, it being agreed that there shall be no more than one (1) such extension of the Termination Date pursuant to this Section 7.01(b); provided further, however, that a party shall not be entitled to extend the Termination Date pursuant to this Section 7.01(b) if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to consummate the Transactions by the Termination Date; provided further, however, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Continuation, the Merger or the other Transactions to be consummated;

(c)              by either the Company or Parent if at the Termination Date there shall be any applicable Law that makes consummation of the Transactions illegal or otherwise prohibited or if at any time, consummation of the Transactions would violate any Law or Order of any Governmental Authority having competent jurisdiction and such applicable Law or Order shall have become final and non-appealable; provided however, that the right to terminate this Agreement pursuant to this Section 7.01(c) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Continuation, the Merger or the other Transactions to be consummated;

(d)              by either Parent or the Company if the Company fails to obtain (i) the Luxembourg Shareholder Approval at the Luxembourg Shareholder Meeting, or any adjournment, reconvening or postponement thereof, at which a vote is taken to obtain such approval or (ii) the Cayman Shareholder Approval at the Cayman Shareholder Meeting, or any adjournment, reconvening or postponement thereof, at which a vote is taken to obtain such approval;

(e)              by Parent, if at any time, there shall have been a breach by the Company of any representation, warranty, covenant or agreement contained herein that (i) would result in the failure of any of the conditions set forth in Article VI to be satisfied and (ii) is incapable of being cured prior to the Termination Date or, if curable by such date, is not cured on or prior to the earlier of (A) the Termination Date and (B) thirty (30) days after receipt by the Company of written notice of such breach from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if Parent or Merger Sub is then in breach of its obligations under this Agreement such that the conditions set forth in Section 6.04(a) or Section 6.04(b) shall not be satisfied prior to the Termination Date;

(f)               by Parent, if at any time (i) there shall have been a Company Board Recommendation Change in respect of the Luxembourg Shareholder Approval, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f)(i) if the the Luxembourg Shareholder Approval has been subsequently obtained, (ii) there shall have been a Company Board Recommendation Change in respect of the Cayman Shareholder Approval, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f)(ii) if the Cayman Shareholder Approval has been subsequently obtained or (iii) the Company shall have committed a material and Willful Breach of its obligations under Section 5.02, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(f)(iii) after the Luxembourg Shareholder Approval has been obtained; or

(g)              by the Company, if at any time, there shall have been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained herein that (i) would result in the failure of any of the conditions set forth in Article VI to be satisfied and (ii) is incapable of being cured prior to the Termination Date or, if curable by such date, is not cured on or prior to the earlier of (A) the Termination Date and (B) thirty (30) days after receipt by Parent of written notice of such breach from the Company; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(g) if Company is then in breach of its obligations under this Agreement such that the conditions set forth in Section 6.03(a) or Section 6.03(b) shall not be satisfied prior to the Termination Date.

Section 7.02         Effect of Termination. In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this Article VII, this Agreement (other than as set forth in the last sentence of Section 5.07, this Section 7.02, Section 7.03 and Article VIII) shall become null and void and of no further force or effect with no liability on the part of any party hereto, the Parent Related Parties or the Company Related Parties; provided, that no such termination shall relieve any party hereto from any liability (i) for damages resulting from any Willful Breach prior to such termination by any party hereto, except, with respect to the Parent Related Parties, if the Company Termination Fee is payable and such Termination Fee (together with all amounts owing under Section 7.03(e)) have been paid in accordance with the terms hereof to Parent or (ii) as provided for in the last sentence of Section 5.07, this Section 7.02, Section 7.03 or Article VIII.

Section 7.03         Fees and Expenses.

(a)              Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement, the Continuation, the Merger and the other Transactions will be paid by the party incurring such fees and expenses whether or not the Transactions are consummated.

(b)              Company Payments.

(i)                  If (A) this Agreement is validly terminated pursuant to Section 7.01(b), Section 7.01(d), or Section 7.01(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement or, in the case of a termination under Section 7.01(d), before the shareholder meeting that failed to approve the Transactions, an Acquisition Proposal has been publicly announced or publicly disclosed or delivered to the Company Board; and (C) within one year of such termination, either an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction (which need not be the Acquisition Transaction referenced under clause (B)) and such Acquisition Transaction is subsequently consummated (or is subsequently terminated before consummation but a subsequent Acquisition Transaction is entered into in connection with the termination of such Acquisition Transaction and such subsequent Acquisition Transaction is subsequently consummated), then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee. For purposes of this Section 7.03(b)(i), all references to “15 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

(ii)               If this Agreement is validly terminated pursuant to Section 7.01(f) by Parent, then the Company must, within two (2) Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent or its designee.

(c)              The parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The parties acknowledge and agree that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the parties would not enter into this Agreement.

(d)              If this Agreement is validly terminated pursuant to Section 7.01 and the Company Termination Fee is payable, then Parent’s receipt of the Company Termination Fee (plus any costs and expenses payable pursuant to Section 7.03(e), if applicable) will be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties in respect of this Agreement, the other Transaction Documents, the Transactions, the termination of this Agreement, or the failure to consummate this Agreement. Upon payment of the Company Termination Fee (plus any costs and expenses payable pursuant to Section 7.03(e), if applicable) in accordance with this Agreement, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, the other Transaction Documents, the Transactions, or for any matters forming the basis of such termination, except that the parties or their respective Affiliates (or both) will remain obligated with respect to the Confidentiality Agreement.

(e)              If the Company fails to promptly pay any amount due pursuant to Section 7.03(b) and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company for the amount set forth in Section 7.03(b) or any portion thereof, then the Company will pay or cause to be paid to Parent the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of such party in connection with such Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal or other authoritative source on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

ARTICLE VIII
MISCELLANEOUS

Section 8.01         No Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article I, Article II, Section 5.08 and Section 5.18 shall survive the Effective Time. No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time.

Section 8.02         Amendment or Supplement. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties.

Section 8.03         Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub, shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04         Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05         Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.06         Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, together with the Support Agreement and the Statutory Plan of Merger, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) if the Continuation occurs, the rights of holders of Shares, Company Options and Company RSUs to receive the Continuation Shares, Continuation Options and Continuation RSUs in accordance with Article I, (ii) if the Effective Time occurs, the right of holders of Continuation Shares, Continuation Options and Continuation RSUs to receive the amounts payable with respect thereto in accordance with Article II and (iii) the provisions set forth in Section 5.08 of this Agreement, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.07         Governing Law; Jurisdiction.

(a)              This Agreement and any dispute, controversy or claim arising out of, in relation to or in connection with this Agreement, shall be governed by and construed in accordance with the law of the State of New York, without regard to any conflicts of law rules that would require the application of any other law (provided, that the fiduciary duties of the Company Board, any exercise of appraisal or dissenters’ rights by the Company’s shareholders, the Continuation, the Statutory Plan of Merger and the Merger, shall in each case be governed by the laws of Luxembourg and the laws of the Cayman Islands to the extent applicable).

(b)              Except as provided for in the Statutory Plan of Merger, all disputes arising out of or in connection with this Agreement (or the existence, breach, termination or validity thereof) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). The arbitral tribunal shall be comprised of three members appointed in accordance with the ICC Rules. The place (legal seat) of the arbitration shall be New York, New York, United States. The language of the arbitration shall be English. Except as may be required either by law (including securities laws, where applicable) or to enforce any award rendered by the arbitral tribunal, neither a party nor any member of the tribunal may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both parties. Judgment on any award rendered by the arbitral tribunal may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties to the arbitration, for purposes of applying for a temporary restraining order, preliminary injunction, specific performance, or other interim or conservatory relief, as necessary in connection with this Agreement and the Transactions, without breach of this arbitration provision and without abridgement of the powers of the arbitrators, hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the United States federal court located in the Borough of Manhattan (or if jurisdiction in such United States federal court is not available, in a New York State court located in the Borough of Manhattan), (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action brought in such court, and (iii) agree to not contest the jurisdiction of such court in any such action, by motion or otherwise and (iv) agree to not bring any action arising out of or relating to this Agreement or the Transactions in any court other than such court for such purpose, except for actions brought to enforce the judgment of any such court or the arbitration panel.

Section 8.08         Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Notwithstanding anything in this Agreement to the contrary, under no circumstances shall a party be entitled to receive both (A) a grant of specific performance of the other party’s obligation to consummate the Closing and (B) the payment of monetary damages.

Section 8.09         Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (with confirmation of transmission), on the date sent if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a)          If to Parent or Merger Sub, to:

Aristocrat Technologies Australia Pty Ltd.
PO Box 361
North Ryde BC NSW 1670., Australia
Attention:    Jo Sarolis
Email:          jo.sarolis@aristocrat.com

with a copy, which does not constitute notice, to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attention:        Joseph Halloum
Ethan A. Klingsberg
Email:               joseph.halloum@freshfields.com
ethan.klingsberg@freshfields.com

(b)          If to the Company, to:

NeoGames S.A.
10 Habarzel Street
Tel Aviv 6971014, Israel
Attention:         Moti Malul
Email:                moti.malul@neogames.com

with a copy, which does not constitute notice, to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025, U.S.A.
Attention:         Josh Dubofsky
Josh Kiernan
Leah Sauter
Email:                josh.dubofsky@lw.com
                           joshua.kiernan@lw.com
leah.sauter@lw.com

and

Herzog Fox Neeman
6 Yitzhak Sadeh,
Tel Aviv 677706, Israel
Attention:         Gil White
Ron Ben-Menachem
Email:                whiteg@herzoglaw.co.il
ron@herzoglaw.co.il

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 8.10         Agent for Service of Process. The Company, Parent and Merger Sub each appoint the following persons as their respective agent to accept service of process in the United States in any legal action or proceeding arising out of this Agreement, service upon which shall be deemed completed whether or not forwarded to or received by the parties.

(a)         For the Company:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711

(b)          For Parent and Merger Sub:

Aristocrat Technologies, Inc.
10220 Aristocrat Way
Las Vegas, NY 89135
Attention:          Chris Hill

(c)           Each party agrees to inform the respective other party of any change of address of such process agent within five (5) Business Days of such change.

(d)          If any Person appointed as agent for service of process ceases to act as such the relevant party shall immediately appoint another Person to accept service of process on its behalf in the United States and notify the other party of such appointment. If it fails to do so within ten (10) Business Days the other party shall be entitled by notice to the respective other party to appoint a replacement agent for service of process.

Section 8.11         Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that this Agreement and Transactions are fulfilled to the extent possible.

Section 8.12         Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the ITO, and approved by the ITA, with respect to Company 102 Options or Company 102 RSUs.

“102 Trust Period” means the minimum trust period required by the “capital gains route” of Section 102(b)(2) of the ITO.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (whether in effect as of the execution of this Agreement or executed after the execution of this Agreement) containing terms no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement (except for such provisions necessary in order for the Company to be able to comply with its obligations under this Agreement).

“Action” means any cause of action, litigation, controversy, dispute, hearing, charge, complaint, demand, proceeding, suit, investigation, arbitration or action by or before any Governmental Authority

“Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than by Parent or Merger Sub) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions involving (i) any merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or Group of Persons to, directly or indirectly, hold securities representing fifteen percent (15%) or more of the outstanding Shares after giving effect to the consummation of such transaction or series of transactions, (ii) any direct or indirect purchase, license or other acquisition by any Person or Group of Persons of assets constituting or accounting for fifteen percent (15%) or more of the consolidated net revenues, net income or total assets (measured by the fair market value thereof as of the date of such purchase, license or other acquisition) of the Company and its Subsidiaries, taken as a whole and (iii) any direct or indirect acquisition by any Person or group of Persons, whether from the Company or any other Persons, of securities representing fifteen percent (15%) or more of the outstanding Shares after giving effect to the consummation of such acquisition, including pursuant to a tender offer or exchange offer by such Person or group of Persons, in each case, other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Anti-Corruption Law” means all and any of the following: the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder; the UK Bribery Act 2010; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the US Bank Secrecy Act, USA PATRIOT Act, US Money Laundering Control Act, and the US Anti-Money Laundering Act; and any other applicable Law (including criminal and anti-competition Laws) that relates to bribery, corruption, terrorist financing, and/or money laundering.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act and all other Laws and orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, as well as all Laws relating to foreign investment and national security.

“B2B Customer” means any customer of the Company and/or its Subsidiaries, any licensee of any software of the Company and/or its Subsidiaries, or any other or person using the products or services of the Company and/or its Subsidiaries.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York, Luxembourg, the Cayman Islands, Sydney, Australia or Tel Aviv, Israel are authorized or required by Law to be closed.

“Business IP” means all Intellectual Property owned or used in the conduct of the business of the Company or any of its Subsidiaries.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, regulations and guidance issued by any Governmental Authority with respect thereto, in each case as in effect from time to time.

“CMA” means the Competition and Markets Authority in the United Kingdom.

“CMA Phase 2 Reference” means a reference by the CMA to its chair for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company 102 Options” means the Company Options granted under Section 102.

“Company 102 RSUs” means the Company RSUs granted under Section 102.

“Company 102 Shares” means Company Shares issued upon the exercise of Company 102 Options, Company Shares issued under Section 102 or Company Shares issued upon the vesting of Company 102 RSUs.

“Company 3(i) Options” means the Company Options granted under Section 3(i) of the ITO.

“Company Board” means the board of directors of the Company.

“Company Charter” means the Company’s memorandum and articles of association, as amended from time to time.

“Company Data” means all data contained in the Company IT Systems, whether or not in electronic form.

“Company Equity Awards” means any Company Options and Company RSUs.

“Company Equity Plans” means collectively, (i) the Company’s 2015 Option Plan (amended 2019) and (ii) the Company’s 2020 Incentive Award Plan.

“Company IP” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company IT Systems” means all Information Technology Systems that are owned by, licensed or leased to the Company or its Subsidiaries and used in the conduct of their business as currently conducted.

“Company Optionholder” means a holder of Company Options.

“Company Options” means options to purchase Shares awarded under the Company Equity Plans.

“Company Plan” means any benefit or compensation bonus, incentive, deferred compensation, equity or equity-based compensation, employment, consulting, severance, change in control, retention, termination or other compensation or benefit plan, program, policy, agreement or arrangement, whether or not in writing, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, sponsored, maintained or contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any Participant or to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has any actual or contingent liability, excluding plans maintained by any Governmental Authority.

“Company Related Parties” means collectively, (i) the Company and each of its Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, shareholders and assignees of the Company, each of its Subsidiaries, and each of their respective Affiliates.

“Company RSU Holder” means a holder of Company RSUs.

“Company RSUs” means restricted stock units with respect to Shares awarded under the Company Equity Plans.

“Company Software” means all Software owned by the Company or its Subsidiaries.

“Company Termination Fee” shall be an amount equal to $40,344,372.11.

“Continuation Equity Awards” means the Continuation Options and the Continuation RSUs.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and Families First Coronavirus Response Act.

“Customary Condition” means a customary condition that is routinely imposed or applied by the applicable Gaming Regulatory Authority, or one that does not and will not require material changes to the business practices or operations of the Company and/or any of its Subsidiaries in order to satisfy.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Substances, (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing or (iii) that establishes standards of conduct for protection of worker health and safety regarding exposure to Hazardous Substances, including, but not limited to the Occupational Safety and Health Act, 29 U.S.C. 651 et seq. as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its Affiliates, is treated as a single employer under Section 414 of the Code.

“Exchange Ratio” means the fraction having (i) a numerator equal to (A) the Merger Consideration multiplied by (B) the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to Australian dollars as reported by Bloomberg L.P. on each of the screen AUD Currency BFIX on each of the five (5) consecutive trading days ending with the trading day that is five (5) Business Days prior to the Closing Date and (ii) a denominator equal to the Parent Share Price.

“Export Controls” means (i) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (ii) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Gaming Consents” means the gaming approvals, decisions, clearances and confirmations set out in Schedule 6.01(b) to this Agreement.

“Gaming Laws” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, Order, decree, injunction or other authorization governing or relating to the conduct of betting (including fixed odds sports betting), gaming, wagering (including pari-mutuel wagering), lotteries, and any other forms of gambling and related activities or the ownership, operation, management or development of any operations relating to betting (including fixed odds sports betting), gaming, wagering (including pari-mutuel wagering), lotteries, and any other forms of gambling and related activities, including the rules, regulations, and orders of any Gaming Regulatory Authority.

“Gaming License” means any License issued or granted by a Gaming Regulatory Authority.

“Gaming Regulatory Authority” means the competent Governmental Authority in any jurisdiction regulating gambling, betting, gaming and lottery activities (if any), including, for the avoidance of doubt, the Governmental Authorities issuing the Gaming Licenses.

“Good Industry Practice” means the exercise of that degree of skill, care, prudence, responsibility, efficiency, foresight and timeliness as would be expected from a leading company within the relevant industry or business sector.

“Governmental Authority” means any nation, government, court, regulatory or administrative agency, commission or authority or other legislative, executive, regulatory or judicial governmental entity, body, agency, official or instrumentality, domestic or foreign, whether federal, national, provincial, state, local or multinational or self-regulatory organization or other similar quasi-governmental regulatory body or arbitration panel, tribunal or arbitrator, including, for the avoidance of doubt, any Gaming Regulatory Authority.

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any family member thereof.

“Group” shall have the meaning as defined in or under Section 13(d) of the Exchange Act.

“Hazardous Substance” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financing Reporting Standards issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person), (ii) pursuant to indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (iii) evidenced by bonds, debentures, notes or similar instruments, (iv) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment, (v) pursuant to securitization or factoring programs or arrangements, (vi) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries), (vii) representing the deferred and unpaid purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment), (viii) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination) or (ix) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

“Information Technology Systems” means information and communications technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information.

“Intellectual Property” means, collectively, any and all intellectual property rights throughout the world, including such rights in and to (i) Patents, (ii) Trademarks, (iii) domain names, web addresses, social media accounts, (iv) works of authorship and copyrights, regardless of the medium of fixation or means of expression, (v) data, databases, Software and computer programs, (vi) know-how, Trade Secrets, and all confidential and proprietary information, (vii) any registrations or applications for registration for any of the foregoing and (viii) other rights similar to the foregoing.

“Intervening Event” means any effect, change, circumstance, event or occurrence that (i) was not known, or the material consequences of which were not known, to the Company Board as of the date of this Agreement and (ii) does not relate to or involve (A) any Acquisition Proposal or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii) may be considered and taken into account).

“IRS” means the U.S. Internal Revenue Service.

“ITA” means the Israel Tax Authority.

“ITO” means the Israeli Income Tax Ordinance (New Version) 5721-1961, and all the regulations, rules and orders and any other provisions promulgated thereunder.

“Knowledge” means, (i) in respect of the Company, its Subsidiaries and/or Minority Investments, the actual knowledge of the individuals listed on Section 8.12(i) of the Company Disclosure Schedule and (ii) in respect of Parent and Merger Sub, the actual knowledge of Parent’s Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Legal Officer and the Chief Executive Officer of its Anaxi business.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order, or other similar requirement enacted, adopted or applied by a Governmental Authority.

“Liens” means any pledges, liens, charges, mortgages, Encumbrances or security interests of any kind or nature.

“Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect (each, an “Effect”) (a) has had or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability the Company or its Subsidiaries to consummate the Mergers and the other Transactions by the Termination Date; provided, that in the case of clause (a) above, none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Material Adverse Effect any adverse effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets or the financial, securities or capital markets in any other jurisdictions in which the Company or its Subsidiaries operate, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation, or any instability in the banking sector, including the failure or placement into receivership of any financial institution, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or official interpretations thereof following the date of this Agreement or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial performance, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided, that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Material Adverse Effect, (vii) changes in applicable Law, (viii) changes in IFRS (or authoritative interpretation thereof) or (ix) the taking of any specific action expressly required by this Agreement, or the announcement or pendency of this Agreement, the Continuation and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees, but, in each case, excluding the Company’s compliance with its obligations pursuant to Section 5.01, provided, that this clause (ix) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions; provided further, that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii) and (viii) shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Material Adverse Effect” has occurred.

“Non-US Company Plan” means each Company Plan that is governed by the laws of any jurisdiction other than the United States or provides or could provide compensation or benefits to any Participant who resides outside of the United States.

“Open Source Software” means Software licensed under or that is distributed as, open source, “copyleft” or similar regime or licensing or distribution models in a manner obliging or requiring the Company or any of its Subsidiaries (or the developer thereof) to: (a) disclose, make available or distribute in source code form; (b) license for the purpose of making derivative works; or (c) redistribute at no charge or a nominal charge such Software.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Authority.

“Parent Common Share” means an ordinary share of Parent.

“Parent Material Adverse Effect” means any change, event, development, circumstance or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other Transactions by the Termination Date.

“Parent Related Parties” means collectively, (i) Parent and Merger Sub and each of their Affiliates; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, shareholders and assignees of Parent and Merger Sub, each of their Subsidiaries, and each of their respective Affiliates.

“Parent Share Price” means the volume-weighted average daily closing price of Parent Common Shares as reported on the Australian Securities Exchange for the five (5) consecutive trading days ending five (5) Business Days prior to the Closing Date.

“Participant” means any current or former director, officer, employee, worker or independent contractor of the Company or any of its Subsidiaries.

“Patents” means all rights in and to patents and patent applications, inventions and invention disclosures (whether or not patentable), and any provisionals, divisionals, continuations, continuations in part, renewals, reissuances, re-examinations and extensions of any of the foregoing.

“Permitted Liens” means (i) Liens for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Repaid Indebtedness or reflected in the Company Balance Sheet, (v) Liens to be released and terminated in full with no further liabilities on any Person on or following the Closing Date, (vi) exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted and (vii) any non-exclusive license under Intellectual Property granted in the ordinary course of business.

“Person” means an individual, firm, company, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Data” means any information in any media that relates to an identified or identifiable individual or that otherwise constitutes personal data or personal information under the Privacy Requirements.

“Privacy Requirements” means, as applicable, the EU General Data Protection Regulation (2016/679), the ePrivacy Directive (2002/58/EC) and any national implementing law, and any Laws of any other jurisdiction relating to privacy, data protection, or data security which are applicable to the Company or its Subsidiaries.

“Registered Company IP” means all Company IP that is issued, registered or applied-for by or with any Governmental Authority or private domain name registrar in any jurisdiction.

“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, surface water, groundwater, land surface or subsurface strata).

“Repaid Indebtedness” means (i) the aggregate amount of all obligations of the Company (i) in respect of money borrowed from others, including pursuant to facility and credit agreements, (ii) evidenced by bonds, debentures, notes or similar instruments, (iii) pursuant to letters of credit and bank guarantees, (iv) all interest, principal, prepayment penalty, fees, costs, or expenses in respect of any of the foregoing, including any costs associated with the prepayment of such indebtedness and with breaking any hedging arrangement or other contract associated with such obligations and (v) all guarantees with respect to any obligation of any other Person of a type described in the foregoing clauses (i) through (v) above, as set forth on Section 8.12(iii) of the Company Disclosure Schedule.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other Representatives.

“Sanctioned Person” means any Person (i) designated on the Specially Designated Nationals and Blocked Persons List maintained by the United States Government, including the Office of Foreign Assets Control of the US Department of the Treasury(“OFAC”), the Sectoral Sanctions Identifications List maintained by OFAC, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, (ii) that is, or is part of, a government of a Sanctioned Territory, (iii) 50% or more owned or controlled by, or acting on behalf of, any of the foregoing, (iv) located within or operating from a Sanctioned Territory or (v) otherwise targeted under any Sanctions.

“Sanctioned Territory” means any country or other territory that is itself targeted by comprehensive Sanctions, which countries and territories, as of the date of this Agreement, include Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. State Department, or (ii) the United Nations Security Council, the European Union, any member state thereof, the United Kingdom, or the Australian government.

“Section 102” means Section 102 of the ITO, including the rules and regulations promulgated thereunder.

“Software” means any and all computer programs and applications, operating systems, tools, plugins, compilers and libraries, whether in source code or object code, and whether embodied in software, firmware or otherwise.

“Statutory Plan of Merger” means the statutory plan of merger in the form attached hereto as Exhibit 2 to be executed and delivered by the Company and Merger Sub on the Closing Date as contemplated by the terms hereof.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that did not result from any breach of Section 5.02 (except that for purposes of this definition the references to “fifteen percent (15%) or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than seventy five percent (75%)” in each place it appears), after the date of this Agreement that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) (i) is more favorable to the holders of Shares from a financial point of view than the Transactions (taking into account (a) all financial considerations; (b) the identity of the third party making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including relevant legal, regulatory, and other aspects of such Acquisition Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during any notice period set forth in Section 5.02(e)); (ii) is reasonably likely to be completed on a timely basis, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, and does not contain any conditionality of the third party’s obligation to consummate the Superior Proposal that is related to the third party’s completion of due diligence (for the avoidance of doubt, a right of the third party to access to or notification of information or documents shall not be deemed a due diligence closing condition) or the third party’s having obtained financing or disbursement of financing for the Superior Proposal and (iii) the financing of which is fully committed or reasonably determined in good faith by the Company Board to be available.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all (a) federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital gains, capital, capital unit, capital stock, severance, stamp, payroll, wage, social security (or similar), severance, sales, employment, unemployment, use, goods and services, production, privilege, lease, service, license, service use, recapture, real and personal property, withholding, excise, ad valorem, value added, transfer, documentary, stamp, business and occupation, premium, windfall profits, registration, utility, environmental, communications, disability, worker’s compensation, alternative or add on minimum, employee, estimated taxes and any other taxes of any kind whatsoever and regulatory fees, duties and surcharges, including all interest and penalties, fines and additions to tax imposed in connection with any item described in this definition.

“Tax Return” means all returns and reports with respect to Taxes, including any information return, claim for refund, amended return, declaration of estimated Tax, election, attachment, report, schedule, notice, notification, certificate, form, disclosure, or other related document or information.

“Trade Secrets” means trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies.

“Trademarks” means trademarks, trademark registrations, trademark applications, service marks, logos, slogans, trade dress, design rights, trade names, business names, brand names, and other similar designations of source or origin (including applications and registrations therefor), together with the goodwill symbolized by any of the foregoing.

“Transaction Documents” means this Agreement, the Statutory Plan of Merger, the Company Disclosure Schedule and the Support Agreement.

“Treasury Regulation” means the Treasury Regulations (including temporary regulations) promulgated by the U.S. Treasury Department with respect to the Code.

“Unvested Continuation Option” means any Continuation Option that is not vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions), other than any Continuation Option that is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Unvested Continuation RSU” means any Continuation RSU that is not vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions), other than any Continuation RSU that is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Unvested Contractor Continuation Option” means any Unvested Continuation Option held by any individual who will not be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested Contractor Continuation RSU” means any Unvested Continuation RSU held by any individual who will not be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested Employee Continuation Option” means any Unvested Continuation Option held by an individual who will be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested Employee Continuation RSU” means any Unvested Continuation RSU held by any individual who will be an employee of Parent or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) following the Closing.

“Unvested 102 Trustee Continuation Equity Awards” means (i) any Unvested Continuation Option that was originally granted by the Company as a Company 102 Option or (ii) any Unvested Continuation RSU that was originally granted by the Company as a Company 102 RSU.

“Vested 102 Trustee Continuation Equity Award” means (i) any Vested Continuation Option that was originally granted by the Company as a Company 102 Option or (ii) any Vested Continuation RSU that was originally granted by the Company as a Company 102 RSU.

“Vested Continuation Option” means any Continuation Option that is vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions) or is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Vested Continuation RSU” means any Continuation RSU that is vested as of immediately prior to the Effective Time (taking into account any acceleration of vesting occurring automatically as a result of the Transactions) or is scheduled to vest within 30 days following the Effective Time in accordance with its terms as in effect on the date of this Agreement.

“Vested Non-102 Trustee Continuation Equity Award” means (i) any Vested Continuation Option that was not originally granted by the Company as a Company 102 Option or (ii) any Vested Continuation RSU that was not originally granted by the Company as a Company 102 RSU.

“Willful Breach” means any (i) a breach by a party of any of its representations, warranties, covenants, agreements or obligations under this Agreement that is a consequence of an act or omission intentionally undertaken or omitted by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement (and which results in a material breach) or (ii) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to the Continuation Closing or Closing set forth in Article VI, as applicable, (other than those conditions that by their terms are to be satisfied at Continuation Closing or Closing, as applicable, provided, that those conditions would have been satisfied if the Continuation Closing or Closing were to occur on such date), the intentional failure of the breaching party to promptly consummate the Continuation in accordance with Article I and the Merger in accordance Article II and the other Transactions contemplated to be consummated at the Continuation Closing or the Closing, as the case may be, in accordance with the terms and conditions of this Agreement.

Section 8.13         Interpretation.

(a)              The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The terms “ordinary course” or “ordinary course of business” or words of similar import when used in this Agreement mean “ordinary course of business consistent with past practice”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided, that with respect to any Contract listed in the Company Disclosure Schedule, such references shall only include any amendments, restatements, replacements or modifications that are made available to Parent. Notwithstanding anything to the contrary in this Agreement, the Memorandum and Articles of Association or the other Transaction Documents, in the event of a conflict between the terms of this Agreement and the terms of the Memorandum and Articles of Association, the Statutory Plan of Merger, or the Support Agreement, the terms of this Agreement shall prevail over and supersede the conflicting terms in all such other agreements and documents.

(b)              Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was (i) posted to the data room maintained by the Company with Intralinks Holdings, Inc. in connection with the Merger at least six (6) hours prior to the execution of this Agreement or (ii) otherwise provided directly (including through email) in written form to Parent or any of its Representatives prior to the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(c)              The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written

ARISTOCRAT LEISURE LIMITED
By:	/s/ Trevor Croker
	Name:	Trevor Croker
	Title:	Director

By:	/s/ Kristy Jo
	Name:	Kristy Jo
	Title:	Secretary

ANAXI INVESTMENTS LIMITED
By:	/s/ Mitchell A. Bowen
	Name:	Mitchell Bowen
	Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NEOGAMES S.A.

By:	/s/ Moti Malul
	Name:	Moti Malul
	Title:	Chief Executive Officer

Exhibit 1           – Memorandum and Articles of Association of the Company

Exhibit 2          – Statutory Plan of Merger

Schedule 6.01(b) – Governmental Clearances

ANNEX B

PLAN OF MERGER

PLAN OF MERGER

Conyers Dill & Pearman LLP

Cayman Islands

conyers.com

PLAN OF MERGER

This Plan of Merger is made on [DATE]  by Neo Group Ltd., an exempted company continued to and existing under the laws of the Cayman Islands, with its registered office situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Company”) and Anaxi Investments Limited, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at SIX, Cricket Square, PO Box 2681, George Town, Grand Cayman KY1-111, Cayman Islands (the “Merger Sub”) (the Company and the Merger Sub, together the “Constituent Companies”) with respect to the merger (the “Merger”) of the Merger Sub with and into the Company pursuant to the provisions of Part XVI of the Companies Act (as amended) of the Cayman Islands (the “Act”).

Reference is made to the business combination agreement dated May 15, 2023 (the “BCA“) between Aristocrat Leisure Limited (as parent), the Company and the Merger Sub attached hereto as Exhibit A.

NOW THEREFORE the parties to this Plan of Merger agree as follows:

1.	The Constituent Companies to this Plan of Merger are the Company and the Merger Sub.

2.
The surviving company that results from the Merger of the Constituent Companies shall be the Company (the “Surviving Company”) and shall have its registered office at SIX, Cricket Square, PO Box 2681, George Town, Grand Cayman KY1-111, Cayman Islands.

3.	Immediately prior to the Merger, the Company has an authorised share capital of US$174,388.19 divided into [•] shares without par value, of which [•] shares are in issue and outstanding.

4.	Immediately prior to the Merger, the Merger Sub has an authorised share capital of US$10 divided into 10,000 shares without par value, of which 10 shares are in issue and outstanding.

5.	It is intended that the Merger shall take effect on [DATE] (the “Effective Date”) in accordance with section 234 of the Act.

6.
Upon the Merger, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7.
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the BCA.

8.	The shares of the Surviving Company shall be entitled to enjoy all of the rights and restrictions attaching to the shares as set out in the Memorandum and Articles (as defined below).

9.	Upon the Merger, the memorandum of association and articles of association of the Surviving Company shall be in the form attached hereto as Exhibit B (the “Memorandum and Articles”).

10.
No amounts or benefits have been paid, or shall be payable to any director of the Constituent Companies in connection with the Merger, other than any such amount or benefit which shall be paid to any such director solely in its capacity as a shareholder of the Company in connection with the Merger.

11.	As at the Effective Date, neither of the Constituent Companies has any secured creditors.

12.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
Mitchell Alexander Bowen	12 Berrillee Street, Turramurra, NSW 2074, Australia

13.	The Merger has been approved by each of the Constituent Companies in accordance with Section 233(6) of the Act.

14.	At any time prior to the Effective Date, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date, provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger as the BCA or this Plan of Merger may expressly authorise the boards of directors of both the Company and the Surviving Company to effect in their discretion.

15.	At any time prior to the Effective Date, this Plan of Merger may only be, and will be, terminated upon the termination of the BCA, in accordance with the terms of the BCA.

16.	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

17.
This Plan of Merger shall be governed by, and construed in accordance with, the laws of the Cayman Islands.    The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

Company:

For and on behalf of NEO GROUP LTD.:

_______________________________________
[NAME]
Director

Merger Sub:

For and on behalf of ANAXI INVESTMENTS LIMITED:

_______________________________________
[NAME]
Director

EXHIBIT A

Business Combination Agreement

EXHIBIT B

Memorandum and Articles of Association of Surviving Company

ANNEX C

THE COMPANIES ACT (AS AMENDED) COMPANY LIMITED BY SHARES MEMORANDUM OF ASSOCIATION OF NEO GROUP LTD.

REF: NM/JD/CS/L13669

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

NEO GROUP LTD.

FIRST INCORPORATED ON 10 APRIL 2014 IN LUXEMBOURG AND CONTINUED AS A
COMPANY INCORPORATED UNDER THE COMPANIES ACT (AS AMENDED) OF THE CAYMAN
ISLANDS ON THIS [DAY] OF [MONTH] 2023

1.	The name of the company is Neo Group Ltd. (the "Company").

2.
The jurisdiction under which the Company is incorporated, registered or formed immediately prior to it continuing as a company incorporated under the Companies Act (as amended) of the Cayman Islands (the "Companies Act") is Luxembourg.

3.	The Company was incorporated, registered or formed as 'NeoGames S.A.' on 10 April 2014 in Luxembourg and changed its name to Neo Group Ltd. on [Date] 2023.

4.
The registered office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

5.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.

6.
The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

7.
The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

8.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

9.
The authorised share capital of the Company is US$174,388.19 (divided into [•] Ordinary shares with no par value each provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

10.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES ACT (AS AMENDED) COMPANY LIMITED BY SHARES ARTICLES OF ASSOCIATION OF NEO GROUP LTD.

REF: NM/JD/CS/L13669

C - i

C - ii

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

NEO GROUP LTD.

TABLE A

The Regulations contained or incorporated in Table 'A' in the First Schedule of the Companies Act shall not apply to Neo Group Ltd. (the "Company") and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

"Articles" means these articles of association of the Company, as amended or substituted from time to time.

"Branch Register" means any branch Register of such category or categories of Members as the Company may from time to time determine.

"Class" or "Classes" means any class or classes of Shares as may from time to time be issued by the Company.

"Companies Act" means the Companies Act (as amended) of the Cayman Islands.

"Directors" means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system of the U.S. Securities and Exchange Commission.

"Memorandum of Association" means the memorandum of association of the Company, as amended or substituted from time to time.

"Merger" has the meaning ascribed to such term in the Merger Agreement.

"Merger Agreement" means the Business Combination Agreement dated May 15, 2023 between the Company, Aristocrat Leisure Limited and Anaxi Investments Limited.

"Office" means the registered office of the Company as required by the Companies Act.

"Officers" means the officers for the time being and from time to time of the Company.

"Ordinary Resolution" means a resolution:

(a)
passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

"paid up" means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

"Person" means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

"Principal Register", where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

"Register" means the register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

"Seal" means the common seal of the Company (if adopted) including any facsimile thereof.

"Secretary" means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

"Share" means a share in the capital of the Company. All references to "Shares" herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression "Share" shall include a fraction of a Share.

"Shareholder" or "Member" means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

"Share Premium Account" means the share premium account established in accordance with these Articles and the Companies Act.

"signed" means bearing a signature or representation of a signature affixed by mechanical means.

"Special Resolution" means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)
passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Support Agreement” means the support agreement dated May 15, 2023 between Aristocrat Leisure Limited and certain of the Company’s Members.

"Treasury Shares" means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)
reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)
reference to "in writing" shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.
The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

5.
The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office.  The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act.

SHARES

6.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

7.
The Directors may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors.

8.	The Company shall not be permitted to pay a commission to any Person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares.

9.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

MODIFICATION OF RIGHTS

10.
Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting.  To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by them.  For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.  The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

11.
The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

12.	No Person shall be entitled to a certificate for any or all of their Shares, unless the Directors shall determine otherwise.

FRACTIONAL SHARES

13.
The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

14.
The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share.  The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether they are the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by them or their estate to the Company (whether or not presently payable).  The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article.  The Company's lien on a Share extends to any amount payable in respect of it.

15.
The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

16.
For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof.  The purchaser shall be registered as the holder of the Shares comprised in any such transfer and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

17.
The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

18.
The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

19.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

20.
If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

21.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

22.
The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

23.
The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by them, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

24.
If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on them requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

25.
The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

26.
If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

27.
A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

28.
A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by them to the Company in respect of the Shares forfeited, but their liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

29.
A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

30.
The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

31.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

32.	The Shares are non-transferrable and the Directors shall decline to register any transfer of the legal title to any Shares without a requirement to assign any reason therefor.

TRANSMISSION OF SHARES

33.
The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share.  In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

34.
Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered themself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

35.
A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same advantages to which they would be entitled if they were the registered Shareholder, except that they shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

36.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

37.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)
subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)
cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

38.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

39.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

40.
Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

41.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

42.
The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

43.
Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

44.
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

45.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)
a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

46.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

47.
The Directors may, whenever they think fit, convene a general meeting of the Company by notice in writing to the Shareholders. Such notice shall be in any usual or common form or such other form as the Directors may determine.

48.
The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement.  A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

49.
General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least fifty percent (50%) of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice in writing, and if the Directors do not convene such meeting, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

50.
If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

51.
Notice of a general meeting shall be given in writing and shall be given no later than the day immediately prior to the date of the general meeting. Notice of a general meeting shall specify the place, the day and the hour of the meeting and the general nature of the business.  Notice of a general meeting shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by a resolution of Directors to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of the Shareholders holding at least a majority of the paid up voting share capital entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

52.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

53.
All business carried out at a general meeting shall be deemed special with the exception of the consideration of the accounts, balance sheets, any report of the Directors or of the Company's auditors, and the fixing of the remuneration of the Company's auditors.  No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

54.
No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business.  Save as otherwise provided by these Articles, two Shareholders present in person or by proxy and entitled to vote at that meeting shall form a quorum.

55.
If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved.  In any other case it shall stand adjourned to the next business day, at the same time and place, and if at the adjourned meeting a quorum is not present within an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

56.
If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

57.	The chair, if any, of the Directors shall preside as chair at every general meeting of the Company.

58.
If there is no such chair, or if at any general meeting they are not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as chair, failing which the Shareholders present in person or by proxy shall choose any Person present to be chair of that meeting.

59.	The chair may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in their sole opinion, they consider it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting.  Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

60.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chair or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, and a declaration by the chair that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

61.	If a poll is duly demanded it shall be taken in such manner as the chair directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

62.
In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

63.
A poll demanded on the election of a chair of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chair of the meeting directs.

VOTES OF SHAREHOLDERS

64.
Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which they or the Person represented by proxy is the holder.

65.
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

66.
A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by them, whether on a show of hands or on a poll, by their committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

67.
No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by them in respect of Shares carrying the right to vote held by them have been paid.

68.	On a poll votes may be given either personally or by proxy.

69.
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and, for the avoidance of any doubt, shall include any instrument appointing a proxy given during the period in which the Company was registered in Luxembourg and further, for the avoidance of doubt, shall include any proxy or power of attorney granted to Aristocrat Leisure Limited pursuant to the Support Agreement. A proxy need not be a Shareholder.

70.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

71.
A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

72.
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

73.	The Company may by Ordinary Resolution appoint any Person to be a Director.

74.	Subject to these Articles, a Director shall hold office until such time as they are removed from office by Ordinary Resolution.

75.
The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

76.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

77.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

ALTERNATE DIRECTOR

78.
Any Director may in writing appoint another Person to be their alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director's place at any meeting of the Directors.  Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing them and where they are Director to have a separate vote in addition to their own vote.  A Director may at any time in writing revoke the appointment of an alternate appointed by them.  Such alternate shall not be an Officer solely as a result of their appointment as an alternate other than in respect of such times as the alternate acts as a Director.  The remuneration of such alternate shall be payable out of the remuneration of the Director appointing them and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

79.
Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company.  No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

80.
The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.  Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.  The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that their tenure of office be terminated.

81.
The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit.  Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

82.
The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

83.
The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an "Attorney" or "Authorised Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in them.

84.
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

85.
The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

86.
The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

87.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

88.
The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder's subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

89.
The Directors shall have the authority to present a winding up petition on behalf of the Company on the grounds that the Company is unable to pay its debts within the meaning of section 93 of the Companies Act or where a winding up petition has been presented, apply on behalf of the Company, for the appointment of a provisional liquidator without the sanction of a resolution passed by the Company at a general meeting.

BORROWING POWERS OF DIRECTORS

90.
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

91.
The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

92.
The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal.  The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

93.
Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

94.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with their creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns their office by notice in writing to the Company;

(d)	is removed from office by Ordinary Resolution; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

95.
The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.  Questions arising at any meeting shall be decided by a majority of votes.  In case of an equality of votes the chair shall have a second or casting vote.  A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

96.
A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

97.
The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one.  A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

98.
A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of their interest at a meeting of the Directors.  A general notice given to the Directors by any Director to the effect that they are to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.  A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that they may be interested therein and if they do so their vote shall be counted and they may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

99.
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with their office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by their office from contracting with the Company either with regard to their tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.  A Director, notwithstanding their interest, may be counted in the quorum present at any meeting of the Directors whereat such Director or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and they may vote on any such appointment or arrangement.

100.
Any Director may act by themselves or their firm in a professional capacity for the Company, and they or their firm shall be entitled to remuneration for professional services as if they were not a Director; provided that nothing herein contained shall authorise a Director or their firm to act as auditor to the Company.

101.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

102.
When the chair of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

103.
A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be.  When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

104.
The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

105.
The Directors may elect a chair of their meetings and determine the period for which they are to hold office but if no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chair of the meeting.

106.
Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chair of its meetings.  If no such chair is elected, or if at any meeting the chair is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chair of the meeting.

107.
A committee appointed by the Directors may meet and adjourn as it thinks proper.  Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chair shall have a second or casting vote.

108.
All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

109.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets may be declared or paid in respect of the Shares.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

110.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Directors.

111.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

112.
The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

113.
The accounts relating to the Company's affairs shall only be audited if the Directors so determine, in which case the accounting principles will be determined by the Directors.  The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

114.
The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

115.	Subject to the Companies Act and these Articles, the Directors may:

(a)
resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)
appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of  Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)
make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)
the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

116.
The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

117.
There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

118.
Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate or by making such notice available on EDGAR (by furnishing a filing on Form 6-K or otherwise). In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

119.
Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

120.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)
facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	publishment on EDGAR (by furnishing a filing on Form 6-K or otherwise), shall be deemed to have been served at the time made publicly available on EDGAR.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

121.
Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

122.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

123.
Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Person") shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

124.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person's part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

NON-RECOGNITION OF TRUSTS

125.
Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

126.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as they think fit in satisfaction of creditors' claims.

127.
If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes.  The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

128.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

REGISTRATION BY WAY OF CONTINUATION

129.
The Company may, in the event that the Merger does not complete in accordance with the terms of the Merger Agreement or otherwise, by resolution of the Directors resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of such a resolution of the Directors adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company to a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing.

MERGERS AND CONSOLIDATION

130.	The Company may merge or consolidate in accordance with the Companies Act.

131.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

132.
The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

ANNEX D – SUPPORT AGREEMENT

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 15, 2023, by and among Aristocrat Leisure Limited, an Australian public limited company (“Parent”), and each person listed on Schedule A hereto (each, a “Shareholder”).

WHEREAS, Parent, NeoGames S.A., a Luxembourg société anonyme (such entity, including after giving effect to its continuation as a Cayman Islands exempted company, the “Company”), and Anaxi Investments Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Parent (“Merger Sub”), are, concurrently with the execution of this Agreement, entering into a Business Combination Agreement, dated as of the date hereof (as it may be amended from time to time, hereinafter referred to as the “Business Combination Agreement,” a copy of which has been provided to each Shareholder), pursuant to which, upon the terms and conditions set forth therein, the Company shall transfer its statutory seat registered office and seat of central administration  (siège de l'administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915, on commercial companies, as amended (the “Luxembourg Company Law”) and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act”), and simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”) (Capitalized terms used, but not defined herein, shall have the meanings assigned to them in the Business Combination Agreement);

WHEREAS, as promptly as practicable following the Continuation, upon the terms and conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Cayman Companies Act, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated by the Business Combination Agreement and by this Agreement, the “Transactions”), with the Company being the surviving company (as defined in the Cayman Companies Act) and becoming a wholly owned Subsidiary of Parent;

WHEREAS, each Shareholder is the record and/or beneficial owner of, as of the date of this Agreement, and will own after giving effect to the Continuation, the number of shares of the Company (the “Shares” and each a “Share”) set forth opposite such Shareholder’s name on Schedule A hereto (together with the Shares referenced in Section 1.1(b), such Shareholder’s “Subject Shares”) (it being understood that all references to Shares and Subject Shares shall encompass such shares of the Company both before and after the consummation of the Continuation); and

WHEREAS, as a condition to the willingness of Parent to enter into the Business Combination Agreement and as an inducement and in consideration therefor, each Shareholder is entering into this Agreement pursuant to which the Shareholders have agreed, among other things, to vote in favor of, and support (x) the approval and adoption of the Business Combination Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (y) the approval of waiving any shareholder notice requirements under the Company’s Organizational Documents or any Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) and (z) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” (clauses (x), (y) and (z), collectively, the “Shareholder Proposals”).

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1          Voting.

(a)          From and after the date hereof until the earlier of (a) the consummation of the Transactions, (b) the termination of the Business Combination Agreement pursuant to and in compliance with the terms therein and (c) the entry without the prior written consent of such Shareholder into any amendment or modification of the Business Combination Agreement, or any written waiver of the Company’s rights under the Business Combination Agreement made in connection with a request from Parent, in each case, which results in a decrease in the Merger Consideration (such earlier date, the “Expiration Date”), each Shareholder irrevocably and unconditionally hereby agrees, subject to Section 1.5 of this Agreement, that at any meeting of the shareholders of the Company or any meeting of the shareholders of any continued or succeeding entity of the Company, however called, or in connection with any written consent of the shareholders of the Company or any continued or succeeding entity of the Company (including, for the avoidance of doubt, the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting and any adjournment, reconvening or postponement thereof), such Shareholder shall (i) appear at such meeting or otherwise cause all of its or his Subject Shares, which it or he owns, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Subject Shares (A) in favor of the approval and adoption of the Shareholder Proposals, (B) in favor of any proposal to adjourn, reconvene or postpone such meeting of the shareholders of the Company or the shareholders of any continued or succeeding entity of the Company to a later date if there are not sufficient votes to approve and adopt the Shareholder Proposals, (C) against any action or proposal adverse to the approval and adoption of the Shareholder Proposals or in favor of an Acquisition Proposal or Acquisition Transaction (other than a transaction with Parent), without regard to the terms of such Acquisition Proposal or Acquisition Transaction and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Business Combination Agreement, or of a Shareholder contained in this Agreement or (2) otherwise prevent, materially impede or materially delay the Company’s or Parent’s ability to consummate the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger (clauses (A) through (D), the “Required Votes”). Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of each Shareholder to vote (including by proxy or written consent, if applicable) in favor of, against or abstain with respect to any other matters presented to the Company’s shareholders.

(b)          In the event that any Shareholder acquires any shares of the Company or any continued or succeeding entity of the Company, including by means of equity split, dividend or distribution in kind, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination (including, for the avoidance of doubt, the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger), or by any other means, the term “Subject Shares” shall be deemed to refer to and include the such shares as well as all such dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in any such transaction, and all such Subject Shares shall be subject to the terms of this Agreement. Nothing in this Section 1.2(b) shall limit the obligations of any Shareholder under this Agreement.

Section 1.2          Grant of Irrevocable Proxy; Appointment of Proxy.

(a)          From and after the date hereof until the Expiration Date, subject to Section 1.5 of this Agreement and without limiting the other obligations of such Shareholder under this Agreement, each Shareholder hereby irrevocably and unconditionally grants to, and appoints, Parent and up to two of Parent’s designated representatives as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Subject Shares owned by such Shareholder as of the applicable record date in accordance with the Required Votes; provided that each Shareholder’s grant of the proxy contemplated by this Section 1.2 shall not be effective with respect to a shareholder meeting if, and only if, (i) such Shareholder has already delivered to the Company prior to such meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Subject Shares of such Shareholder be voted in accordance with the Required Votes or (ii) in the case of an action by written consent in lieu of a meeting relating to any of the matters described in Section 1.1, such Shareholder has already delivered an irrevocable consent in accordance with the Required Votes; provided, further, that any grant of such proxy and attorney-in-fact shall entitle Parent or its designee to (x) appear at such meeting or otherwise cause all of its or his Subject Shares, which it or he owns, to be counted as present thereat for purposes of calculating a quorum and (y) vote or take action by written consent only on the matters specified by Section 1.1(a)(ii), and each Shareholder shall retain the authority to vote on all other matters.

(b)          Each Shareholder hereby represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable, and hereby revokes all such proxies.

(c)          Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. The parties hereby further affirm that the irrevocable proxy granted under this Agreement, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Shareholder granting such proxy agrees, until the Expiration Date, to vote the Subject Shares in accordance with the Required Votes. The parties agree that the foregoing is a binding voting agreement.

                   Section 1.3          Restrictions on Transfers. Absent the prior written consent of Parent, each Shareholder hereby agrees that, notwithstanding anything to the contrary contained in that certain Share Purchase Agreement dated April 19, 2023, by and among Messrs. Pinhas Zahavi, Barak Matalon, Elyahu Azur and Aharon Aran (the “SPA”), from the date hereof until the the Expiration Date, it or he shall not, directly or indirectly, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Subject Shares (or any rights attached thereto), other than (i) (A) any Transfer made for estate planning purposes or to a charitable institution for philanthropic purposes or (B) any Transfer to an Affiliate of such Shareholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms hereof (unless such transferee is a Shareholder) and, in each case of clause (A) and (B), notice of such Transfer is delivered to Parent pursuant to Section 5.4 of this Agreement, (ii) a Transfer pursuant to any trust or will of such Shareholder or by the Laws of intestate succession or (iii) a Transfer solely in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligations arising from the exercise of any rights, options, or warrants or the conversion of any convertible securities, (b) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) or (b). For the avoidance of doubt, from the date hereof until the Expiration Date, each of Pinhas Zahavi, on the one hand, and Barak Matalon, Elyahu Azur and Aharon Aran, on the other hand, undertakes to waive, release and not enforce, Transfer or take any other action under the terms of the SPA that would result in the Transfer of any Subject Shares, in each case, whether or not such action is permitted under the terms of the SPA.

                   Section 1.4          Inconsistent Agreements. Each Shareholder hereby covenants and agrees that, except for this Agreement, it or he (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that is inconsistent with this Agreement and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Subject Shares that is inconsistent with this Agreement.

                   Section 1.5          No Obligation to Exercise Rights or Options. Nothing contained in this Article I shall require any Shareholder (or shall entitle any proxy of such Shareholder) to (i) convert, exercise or exchange any rights, options, warrants or convertible securities in order to obtain any underlying shares of the Company or (ii) vote, or execute any consent with respect to, any shares of the Company underlying such rights, options, warrants or convertible securities that have not yet been issued as of the applicable record date for such vote or consent.

ARTICLE II
NO SOLICITATION

Section 2.1          No Solicitation. Prior to the Expiration Date, each Shareholder (in its or his capacity as a shareholder of the Company or any successor entity of the Company) shall not, shall cause each of its or his controlled Affiliates not to, and shall use reasonable best efforts to cause each person that controls such Shareholder (each, a “Representative”) not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer inquiry, indication of interest or proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person or Group (other than Parent or any of its representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or to afford any Person or Group (other than Parent or any of its representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information relating to the Company or any of its Subsidiaries, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to, lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 2.1 or Section 5.02(a) of the Business Combination Agreement); (iv) approve, endorse or recommend any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written or oral, binding or non-binding) relating to an Acquisition Transaction; or (iv) authorize or commit to do any of the foregoing.

Section 2.2          Capacity. Each Shareholder is signing this Agreement solely in its or his capacity as a shareholder of the Company and nothing contained herein shall in any way limit or affect any Shareholder (or any future director or officer of the Company who may be affiliated or associated with any Shareholder or any of its or his Affiliates) from exercising his fiduciary duties in his capacity as a director or officer of the Company or any of its successor entities or from otherwise taking any action or inaction in his capacity as a director and/or officer of the Company or any of its successor entities, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director and/or officer shall be deemed to constitute a breach of this Agreement. Nothing in this Section 2.2 is intended to limit the obligations and agreements of the Company under the Business Combination Agreement.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS

                   Section 3.1          Representations and Warranties of each Shareholder. Each Shareholder represents and warrants to Parent as follows: (a) such Shareholder has full legal right and capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Shareholder and the execution, delivery and performance of this Agreement by such Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions, (d) except in respect of the Transfer rights and obligations expressly contemplated under the terms of the SPA (but subject to the restrictions set forth in Section 1.3 hereof), the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon such Shareholder or such Shareholder’s Subject Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except in each case for filings with the SEC by such Shareholder, or as would not impact such Shareholder’s ability to perform or comply with its or his obligations under this Agreement, (e) as of the date hereof, such Shareholder is the record and/or beneficial owner of such Shareholder’s Subject Shares, (f) as of the date hereof, other than for the voting obligations set forth in the Voting Agreement dated November 17, 2020 (as amended and restated on September 13, 2022) (the “Voting Agreement”), such Shareholder is the record and/or beneficial owner of such Shareholder’s Subject Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations) and has sole voting power with respect to such Shareholder’s Subject Shares and sole power of disposition with respect to all of such Shareholder’s Subject Shares, and no person other than such Shareholder has any right to direct or approve the voting or disposition of any of such Shareholder’s Subject Shares, (g)  nothing in the Voting Agreement will impede in any way the ability of such Shareholder to execute or deliver this Agreement or to perform any of its obligations under this Agreement and (h) as of the date hereof, there is no action, proceeding, litigation or investigation involving such Shareholder that relates to this Agreement or any of the Transactions.

                   Section 3.2          Representations and Warranties of Parent. Parent represents and warrants to each Shareholder as follows: (a) Parent has full legal right and capacity to execute and deliver this Agreement, to perform Parent’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other company actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions, and (d) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Parent, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except in each case for filings with the SEC or other applicable rules and regulations of any national securities exchange by Parent, or as would not impact such Parent’s ability to perform or comply with its obligations under this Agreement in any material respect.

                   Section 3.3          Covenants. Each Shareholder hereby:

(a)          irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Continuation or the Merger that such Shareholder may have with respect to the Subject Shares (including, for the avoidance of doubt, any appraisal rights such Shareholder may have under the Cayman Companies Act during such time as such Shareholder’s Subject Shares constitute Continuation Shares under the Business Combination Agreement);

(b)          irrevocably agrees to promptly notify Parent of the number of any shares of the Company acquired by such Shareholder after the date hereof and prior to the Expiration Date. Any shares of the Company shall automatically be subject to the applicable terms of this Agreement as though owned by such Shareholder on the date hereof;

(c)          irrevocably agrees to permit each of Parent and the Company to publish and disclose, including in filings with the SEC (including a filing on Schedule 13D by Parent if Parent determines that such a filing is appropriate) and in the press release and investor materials announcing the Transactions (the “Announcement Release”), this Agreement and the Shareholders’ identity and ownership of the Subject Shares and the nature of the Shareholders’ commitments, arrangements and understandings under this Agreement (and agrees to promptly provide to Parent and the Company, after written request therefor, any information it may reasonably require for the preparation thereof);

(d)          shall, at the request of Parent or its counsel, notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting and transfer of the Subject Shares); provided that if such notification is being provided, it may on the Expiration Date, further notify the Company’s transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date;

(e)          acknowledges that it has had an opportunity to review with its or his own Tax advisors the Tax consequences of the Transactions and understands that it or he must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective Representatives about such Tax consequences and that such Shareholder (and not Parent or the Company) shall be responsible for such Shareholder’s Tax liability that may arise as a result of the Transactions;

(f)          believes such Shareholder has received all the information it considers necessary or appropriate for deciding whether to execute this Agreement and to make the representations, warranties and agreements described, confirms that such Shareholder has had the opportunity to ask Representatives of the Company questions with regard to the Business Combination Agreement and the Transactions and that all such questions have been answered fully and to the satisfaction of such Shareholder, confirms that such Shareholder has had a reasonable time and opportunity to consult with such Shareholder’s financial, legal, tax and other advisors (as opposed to the advisors to the Company), if desired, before signing this Agreement;

(g)          solely in his capacity as a shareholder of the Company, irrevocably agrees (i) subject to the provisions of the Business Combination Agreement, including Section 5.05(f) and 5.05(g) of the Business Combination Agreement, mutatis mutandis, to take, and to use reasonable best efforts to cause to be taken by its Affiliates (including the Company to the extent such Shareholder may control the Company), all actions required to be taken by the Company, mutatis mutandis, pursuant to and in accordance with the terms and conditions of Section 5.05 (Efforts) of the Business Combination Agreement and otherwise to use reasonable best efforts to take promptly, in its capacity as a Shareholder, all actions, and to do promptly, all things, necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions and (ii) not to take any action or fail to take any action that would impede or delay satisfaction of any condition in Article VI of the Business Combination Agreement;

(h)          subject to the Effective Time, and solely in his capacity as a shareholder of the Company, irrevocably waives any and all rights (whether known or unknown, past, present or future) such Shareholder may have against the Company whether in respect of its shareholding in the Company, the Subject Shares or otherwise and releases the Company from any and all obligation (whether known or unknown, past, present or future) the Company may have in respect of such Shareholder’s shareholding in the Company (except for the rights of such Shareholder arising under clauses (i) and (ii) of Section 8.06 of the Business Combination Agreement); provided that no waiver is granted hereunder of any rights the Shareholder has or may have in his capacity as employee, consultant, officer or director of the Company; and

(i)          subject to the terms of this Agreement, solely in his capacity as a shareholder of the Company, the Shareholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”). Notwithstanding anything in this Agreement to the contrary, (i) the Shareholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (ii) any breach by the Company of its obligations under the Business Combination Agreement shall not be considered a breach by the Shareholder.

ARTICLE IV
TERMINATION

This Agreement shall terminate and be of no further force or effect on the Expiration Date, and neither Parent nor any of the Shareholders shall have any rights or obligations hereunder following such termination. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for breach of this Agreement prior to the Expiration Date.

ARTICLE V
MISCELLANEOUS

Section 5.1          Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’ fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Continuation or the Merger is effected.

              Section 5.2          Obligations of Shareholders. Notwithstanding anything to the contrary in this Agreement, the representations, warranties, covenants and agreements of each Shareholder are several and not joint and several, and in no event shall any Shareholder have any obligation or liability for any of the representations, warranties and covenants of any other Shareholder.

              Section 5.3          No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Shareholder’s Subject Shares shall remain vested in and belong to such Shareholder and (b) Parent shall have no authority to exercise any power or authority to direct or control the voting or disposition of any Subject Shares or direct such Shareholder in the performance of its or his duties or responsibilities as a Shareholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

              Section 5.4          Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (with confirmation of transmission), on the date sent if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

If to Parent, to it at:

Aristocrat Technologies Australia Pty Ltd.
PO Box 361
North Ryde BC NSW 1670, Australia
Attention:     Jo Sarolis
Email:            jo.sarolis@aristocrat.com

with a copy, which does not constitute notice, to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attention:     Ethan A. Klingsberg
                      Joseph Halloum
Email:           ethan.klingsberg@freshfields.com
                      joseph.halloum@freshfields.com
Facsimile:     +1 (212) 277-4033

If to a Shareholder, to the address listed below such Shareholder’s name on Schedule A hereto, with a copy, which does not constitute a notice to:

Herzog Fox & Neeman
Herzog Tower
6 Yitzhak Sade Street
Tel-Aviv, Israel 6777506
Attention:          Gil White
                           Ron Ben-Menachem
Email:                whiteg@herzoglaw.co.il
                           ronben@herzoglaw.co.il
Facsimile:          +972.3.692.6464

or, in the case of either party, to such other persons or addresses as may be designated in writing by such party to receive such notice as provided above.

              Section 5.5          Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and each Shareholder, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

              Section 5.6          Assignment. Except as contemplated by Section 1.3 of this Agreement, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

              Section 5.7          No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

              Section 5.8          Entire Agreement. This Agreement (including Schedule A hereto) and, to the extent referenced herein, the Business Combination Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

              Section 5.9          No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

              Section 5.10          Jurisdiction; Governing Law.

(a)          This Agreement and any dispute, controversy or claim arising out of, in relation to or in connection with this Agreement, shall be governed by and construed in accordance with the law of the State of New York, without regard to any conflicts of law rules that would require the application of any other law.

(b)          All disputes arising out of or in connection with this Agreement (or the existence, breach, termination or validity thereof) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). The arbitral tribunal shall be comprised of three members appointed in accordance with the ICC Rules. The place (legal seat) of the arbitration shall be New York, New York, United States. The language of the arbitration shall be English. Except as may be required either by law (including securities laws, where applicable) or to enforce any award rendered by the arbitral tribunal, neither a party nor any member of the tribunal may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both parties. Judgment on any award rendered by the arbitral tribunal may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties to the arbitration, for purposes of applying for a temporary restraining order, preliminary injunction, specific performance or other interim or conservatory relief, as necessary in connection with this Agreement and the Transactions, without breach of this arbitration provision and without abridgement of the powers of the arbitrators, hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the United States federal court located in the Borough of Manhattan (or if jurisdiction in such United States federal court is not available, in a New York State court located in the Borough of Manhattan), (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action brought in such court, and (iii) agree to not contest the jurisdiction of such court in any such action, by motion or otherwise and (iv) agree to not bring any action arising out of or relating to this Agreement or the Transactions in any court other than such court for such purpose, except for actions brought to enforce the judgment of any such court or the arbitration panel.

              Section 5.11          Agent for Service of Process.  Parent and each Shareholder each appoint the following persons as their respective agent to accept service of process in the United States in any legal action or proceeding arising out of this Agreement, service upon which shall be deemed completed whether or not forwarded to or received by the parties.

(a)          For the Shareholders:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711

(b)          For Parent and Merger Sub:

Aristocrat Technologies, Inc.
10220 Aristocrat Way
Las Vegas, NY 89135
Attention:          Chris Hill

(c)          Each party agrees to inform the respective other party of any change of address of such process agent within five (5) Business Days of such change.

(d)          If any Person appointed as agent for service of process ceases to act as such the relevant party shall immediately appoint another Person to accept service of process on its behalf in the United States and notify the other party of such appointment. If it fails to do so within ten (10) Business Days the other party shall be entitled by notice to the respective other party to appoint a replacement agent for service of process.

              Section 5.12          Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, the parties hereto would not have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

              Section 5.13          Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

             Section 5.14          Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Memorandum and Articles of Association or other Transaction Documents, in the event of a conflict between the terms of this Agreement and the terms of the Memorandum and Articles of Association, the terms of this Agreement shall prevail over and supersede the conflicting terms in the Memorandum and Articles of Association.

              Section 5.15          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

              Section 5.16          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

              Section 5.17          No Presumption. This Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

ARISTOCRAT LEISURE LIMITED

By:	/s/ Trevor Croker
	Name:	Trevor Croker
	Title:	Director

By:	/s/ Kristy Jo
	Name:	Kristy Jo
	Title:	Secretary

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

BARAK MATALON
By:	/s/ BARAK MATALON

PINHAS ZAHAVI
By:	/s/ PINHAS ZAHAVI

ELYAHU AZUR
By:	/s/ ELYAHU AZUR

AHARON ARAN
By:	/s/ AHARON ARAN

ODED GOTTFRIED
By:	/s/ ODED GOTTFRIED

ANNEX E – FAIRNESS OPINION OF STIFEL

May 14, 2023

Board of Directors of
NeoGames S.A. (in its capacity as such)
10 Habarzel Street
Tel Aviv, 6971014
Israel

Members of the Board of Directors:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that NeoGames S.A., a Luxembourg société anonyme (the “Company”), is considering entering into a Business Combination Agreement (the “Business Combination Agreement”) with Aristocrat Leisure Limited, an Australian public limited company (“Parent”), and Anaxi Investments Limited, a Cayman Islands exempted company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (i) the Company will transfer its statutory seat, registered office and seat of central administration from the Grand Duchy of Luxembourg to the Cayman Islands and, simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (the “Continuation”), (ii) following the Continuation, Merger Sub will be merged (the “Merger,” and, together with the Continuation, the “Transactions”) with and into the Company with the Company continuing as the surviving company, and (iii) each issued and outstanding ordinary share, of no par value per share, of the Company following the Continuation (such shares, excluding Excluded Shares and Dissenting Shares (as such terms are defined in the Business Combination Agreement), the “Shares”) will be converted into the right to receive $29.50 in cash, without interest thereon (the “Merger Consideration”), on terms and conditions more fully set forth in the Business Combination Agreement.

The Board of Directors of the Company (the “Board”), in its capacity as such, has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, as of the date of this opinion, to the holders of the Shares of the Merger Consideration to be received by such holders from Parent in the Merger pursuant to the Business Combination Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)
discussed the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Business Combination Agreement, dated May 13, 2023, such draft being the latest draft of the Business Combination Agreement provided to us;

Board of Directors
NeoGames S.A.
May 14, 2023

(ii)
reviewed the audited consolidated financial statements of the Company contained in its Annual Report on Form 20-F for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 and the unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2023;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company;

(iv)
reviewed certain non-publicly available information concerning the Company, including internal financial analysis and forecasts prepared by its management and held discussions with the Company’s senior management regarding recent developments;

(v)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(vi)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(vii)	reviewed the reported prices and trading activity of the equity securities of the Company;

(viii)	performed a discounted cash flow analysis;

(ix)	participated in certain discussions and negotiations between representatives of the Company and Parent;

(x)	conducted such other financial studies, analysis and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

(xi)
taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent investigation or verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information.  With respect to the financial forecasts and projections supplied to or discussed with us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and the other matters covered thereby as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our Opinion.  All such forecasted or projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, in particular, assumptions regarding regulatory matters affecting iLottery, digital sports betting and casino offerings of the Company.  Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information.  Stifel has relied on this forecasted or projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof.  Stifel expresses no opinion as to such forecasts or projections or the assumptions on which they were made.

Board of Directors
NeoGames S.A.
May 14, 2023

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial information of the Company made available to us, except as disclosed to us by or on behalf of the Company or its advisors in connection with the Transactions.  We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal.  Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold.  Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would materially delay or subject to any material adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transactions will be satisfied or waived.  In addition, we have assumed that the definitive Business Combination Agreement will not differ materially from the draft we reviewed.  We have also assumed that the Transactions will be consummated substantially on the terms and conditions described in the Business Combination Agreement, without any waiver of material terms or conditions by the Company or any other party and without any adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transactions will not have an adverse effect on the Company, Parent or the Merger.  Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Business Combination Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement without being waived.  We have assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and foreign statutes, rules and regulations.  We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Merger and the Business Combination Agreement.

Board of Directors
NeoGames S.A.
May 14, 2023

Our Opinion is limited to the fairness of the Merger Consideration to the holders of the Shares, from a financial point of view, and does not address any other terms, aspects or implications of the Transactions, including, without limitation, the form or structure of the Merger, any consequences of the Transactions on the Company, its shareholders, creditors or any other constituency or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transactions or otherwise.  Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transactions on the Company or the holders of the Shares; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the treatment of, or effect of the Transactions on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Business Combination Agreement; or (v) whether Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Merger Consideration.  Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or Parent’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion.  It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.  Our Opinion is for the information of, and directed to, the Board (solely in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger.  Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or any other matter or to any shareholder of the Company as to how any such shareholder should vote at any shareholders’ meeting at which the Continuation or the Merger is considered, or whether or not any shareholder of the Company should enter into a voting, support, shareholders’ or affiliates’ agreement with respect to the Continuation or the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder.  In addition, the Opinion does not compare the relative merits of the Transactions with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transactions.

We are not legal, tax, regulatory or bankruptcy advisors.  We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board.  Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent, Merger Sub or any other party.

Board of Directors
NeoGames S.A.
May 14, 2023

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.  We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”).  We have also acted as a financial advisor to the Board and will receive a fee upon the delivery of this Opinion, which is not contingent upon consummation of the Merger, but which is creditable against any Advisory Fee.  We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger.  In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities arising out of our engagement.  Stifel acted as an underwriter in connection with the Company’s secondary offering of Ordinary Shares in September 2021 and as a financial advisor to the Company in connection with the Company’s acquisition of Aspire Global plc in 2022.  Other than such services, there are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger.  Stifel may seek to provide investment banking services to Parent, the Company or their respective affiliates in the future, for which we would seek customary compensation.  In the ordinary course of business, Stifel, its affiliates and their respective clients may transact in the securities of each of the Company and Parent and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion.  Our Opinion may not be published or otherwise used, summarized or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company and except that this Opinion may be quoted in full in any proxy statement or prospectus filed with any registration statement that is required to be filed in connection with the Merger with the Securities and Exchange Commission.

Based upon and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Merger Consideration to be received by holders of the Shares from Parent in the Merger pursuant to the Business Combination Agreement is fair to such holders of the Shares, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX F – REQUIRED CLEARANCES

ANTITRUST

1.	German Federal Cartel Office under the Gesetz gegen Wettbewerbsbeschränkungen (German Act Against Restraints of Competition)

2.	North Macedonia Competition Commission under the Protection of Competition Act 2010

3.	Turkish Competition Authority under the Law on the Protection of Competition No. 4054 and Communiqué No. 2010/4 on Mergers and Acquisitions Requiring the Approval of the Competition Board, as amended

FOREIGN DIRECT INVESTMENT

1.	Malta National Foreign Direct Investment Screening Office under the National Foreign Direct Investment Screening Office Act (Chapter 620 of the Laws of Malta) (the “NFDIS Act”)

GAMING CONSENTS

1.

Company or Company Subsidiary	State/Province/Country	Governmental Authority / Lottery Operator	Name of Licence/Registration	License Number
NeoPollard Interactive LLC	Alberta	Alberta Gaming, Liquor and Cannabis Commission	Gaming Terminal Dealer and Gaming Supplier	N/A
Pariplay USA Ltd	Alberta	Alberta Gaming, Liquor and Cannabis Commission	Finding of Suitability	N/A
NeoPollard Interactive LLC	Alberta[1]	Alberta Gaming, Liquor and Cannabis Commission	N/A	N/A
NeoGames Solutions, LLC	Arizona	Arizona Department of Gaming	Temporary Event Wagering Supplier License	Temporary License: EW255
Pariplay USA Ltd	British Columbia	British Columbia Gaming Policy and Enforcement Branch	Gaming Supplier Class B (Application Pending)	N/A
NeoGames Solutions, LLC	Colorado	Colorado Department of Revenue – Division of Gaming	Vendor Major License	94518886
Pariplay USA Ltd	Connecticut	Connecticut Department of Consumer Protection (Gaming Division)	Online Gaming Service Provider Gaming Services Registration Exemption (Foxwoods Resort Casino)	OGSP.000078 GSP.XO.0000231.F
NeoGames Solutions, LLC	District of Columbia	District of Columbia Government – Office of Lottery and Gaming	Supplier License	SW22SWS0006
Aspire Global 7 Ltd	Germany	Gluecksspiel (GGL)	Betting Licence – in progress Slots Licence – in progress	in progress
Pariplay Limited	Gibraltar	Licensing Authority (HM Government of Gibraltar)	Remote gambling licence (B2B)	RGL No. 93

NeoGames Solutions, LLC	Illinois	Illinois Gaming Board	Sports Wagering Supplier – Temporary Operating Permit	N/A
NeoGames Solutions, LLC	Indiana	Indiana Gaming Commission	Temporary Supplier License	NGS20-SL-09/2023
NeoGames Solutions, LLC	Kansas	Kansas Racing and Gaming Commission	Provisional Sports Wagering Service Provider	Provisional Certification #5000554
NeoGames Solutions, LLC	Louisiana	Louisiana Gaming Control Board	Sports Wagering Service Provider License	P016503470
Aspire Global International Ltd	Malta	Malta Gaming Authority	B2C gaming licence (Type 1 and Type 2)	MGA/CRP/148/2007
Aspire Global 7 Limited	Malta	Malta Gaming Authority	B2C Gaming Licence (Type 1 and Type 2)	MGA/CRP/148/2007-01
AG Software Limited	Malta	Malta Gaming Authority	B2B supply licence (Type 1 and Type 2)	MGA/B2B/147/2007
Pariplay Malta Limited	Malta	Malta Gaming Authority	B2B Critical gaming supply licence (Type 1)	MGA/B2B/469/2018
NeoGames Solutions, LLC	Maryland	Maryland Lottery and Gaming Control Agency	Sports Wagering Contractor	N/A
NeoGames Solutions, LLC	Massachusetts	Massachusetts Gaming Commission	Temporary Sports Wagering Vendor License	Temporary License: SWV-0032
NeoGames Solutions, LLC	Michigan	Michigan Gaming Control Board	Internet Gaming Supplier License Sports Betting Supplier License	License No. 007576 License No. 007576
Pariplay USA Ltd	Michigan	Michigan Gaming Control Board	Internet Gaming Supplier License	No. #007770
NeoGames Solutions, LLC	Mississippi	Mississippi Gaming Commission	Manufacturer License (Application Pending)	N/A
NeoGames Solutions, LLC	Nevada	Nevada Gaming Control Board	Manufacturer License (Application Pending)	N/A
NeoGames Solutions, LLC	New Jersey	New Jersey Division of Gaming Enforcement	Casino Service Industry Enterprise License (Transactional Waiver)	PRN 2902202
NeoGames Solutions, LLC	New York	New York State Gaming Commission	Temporary Mobile Sports Wagering Vendor Registration	NXX646461

Pariplay USA Ltd	Nova Scotia	Nova Scotia Alcohol, Gaming, Fuel and Tobacco Division	Lottery Equipment Supplier	No. 20-17985-ALC
NeoGames Solutions, LLC	Ohio	Ohio Casino Control Commission	Sports Gaming Supplier License	SUP. 000011
NeoGames Solutions, LLC	Ontario	Alcohol and Gaming Commission of Ontario	Gaming-Related Supplier - License	Registration No. GRSM1233282
AG Communications LTD	Ontario	Alcohol and Gaming Commission of Ontario	Operator Registration (Application Pending)	N/A
AG Software Limited	Ontario	Alcohol and Gaming Commission of Ontario	Gaming-Related Supplier License (Application Pending)	N/A
Pariplay USA Ltd	Ontario	Alcohol and Gaming Commission of Ontario	Gaming-Related Supplier License	No. GRMS1227571
Btobet	Ontario	Alcohol and Gaming Commission of Ontario	Gaming-Related Supplier – Manufacturer License	GRSM1276116
NeoGames Solutions, LLC	Pennsylvania	Pennsylvania Gaming Control Board	iGaming Manufacturer Sports Wagering Manufacturer	135884-1 135884-2
Pariplay USA Ltd	Pennsylvania	Pennsylvania Gaming Control Board	iGaming Manufacturer	128758-1
NeoGames Solutions, LLC	Puerto Rico	Puerto Rico Gaming Commission	Sport Betting, eSports & Fantasy Contest Service Industry License (Application Pending)	N/A
Pariplay USA Ltd	Quebec	Régie des alcools les courses et des jeux (RACJ)	Supplier Licence (Application Pending)	N/A
NeoGames Solutions, LLC	Tennessee	Tennessee Sports Wagering Advisory Council	Vendor Registration	N/A* *Under Tennessee’ s prior regulatory agency (Tennessee Education Lottery), NeoGames Solutions, LLC held a Supplier License (20-20011)

AG Communications Ltd	United Kingdom	UK Gambling Commission	Combined remote operating licence (Bingo, Casino, General Betting Standard – Real Event)	039483-R-319409-017
Aspire Global Limited (ex: PLC)	United Kingdom	UK Gambling Commission	Gambling software licence	041204-R-320742-009
AG Software Limited	United Kingdom	UK Gambling Commission	Combined remote operating licence (Bingo, Casino, General Betting Standard – Real Event)	039675-R-319299-007
GMS Entertainment Limited	United Kingdom	UK Gambling Commission	Combined remote operating licence (gambling software and Game Host (Casino))	041665-R-327218-005
NeoGames S.A	United Kingdom	UK Gambling Commission	Gambling software licence	054717-R-331231-002
NeoGames Solutions, LLC	Virginia	Virginia Lottery	Supplier License	S #004
NeoGames Solutions, LLC	Washington	Washington State Gambling Commission	Mid-Level Sports Wagering Vendor License	License No. 82-00024
NeoGames Solutions, LLC	West Virginia	West Virginia Lottery	Sports Wagering Supplier License Interactive Wagering (iGaming) Supplier License	SWS 031 IGS 027
Pariplay USA Ltd	West Virginia	West Virginia Lottery	Interactive Wagering (iGaming) Supplier License	IGS026
NeoGames Solutions, LLC	Wyoming	Wyoming Gaming Commission	Sports Wagering Vendor Permit	Permit No. 22-V-0043

2.
If, at any time the Company has applied for or obtains a Gaming License after the date of the Business Combination Agreement, then obtaining a Gaming Consent related to such Gaming License shall, at Parent’s sole discretion, be deemed an additional Gaming Consent under this Annex F.

ANNEX G – FORM OF WRITTEN NOTICE OF OBJECTION
PURSUANT TO SECTION 238(2) OF THE CAYMAN COMPANIES ACT

To the Board of Directors of NeoGames S.A. (following the Continuation, Neo Group Ltd.) (the “Company”)
63-65, rue de Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg

Date:                                    2023

Dear Sirs/Madams

WRITTEN NOTICE OF OBJECTION PURSUANT TO SECTION 238(2) OF THE CAYMAN ISLANDS COMPANIES ACT (AS AMENDED) (the “Companies Act”)

All capitalized terms not otherwise defined in this Notice shall have the meanings ascribed to them in the shareholder circular issued by the Company and filed with the SEC on June 21, 2023

I refer to the Cayman Merger Proposal. I note that, following Continuation of the Company into the Cayman Islands, I will have a right to dissent from the Cayman Merger Proposal and to receive fair value in respect of all of the Company Shares I hold in the Company (the “Shares”) as a matter of Cayman Islands law, pursuant to section 238 of the Companies Act.

This notice shall constitute my written objection to the Cayman Merger Proposal in respect of the Shares in accordance with section 238(2) of the Companies Act. If the Cayman Merger Proposal is authorized by a vote of the shareholders of the Company, I propose to demand payment for the Shares pursuant to section 238 of the Companies Act.

Further, by this notice –

(i) I appoint the Board of Directors of the Company (or any member thereof) as my agent for the purpose of providing written notice of my objection to the Company on my behalf before the Cayman Shareholder Meeting, pursuant to section 238(2) of the Companies Act;

and

(ii) I hereby authorize the Board of Directors of the Company (or any member thereof) to give such written notice of objection to the Company as my agent on my behalf prior to the Cayman Shareholder Meeting, pursuant to section 238(2) of the Companies Act.

I acknowledge and agree that this notice may be withdrawn by written notice given by me to the Company to be received by the Company at any time prior to the Cayman Shareholder Meeting.

Yours faithfully

Name of shareholder:
Authorized Signatory:
Date: